
SEC MAIL
PROCESSING
RECEIVED
MAY 2 7 2003
WASH, D.C.
181
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

4162862 Canada Limited
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

4162862 Canada Limited
(Name of Person(s) Furnishing Form)

Class C Preferred Shares, Series A, B, C, D and E
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Torys LLP
237 Park Avenue
New York, New York 10017
Attention: Andrew J. Beck
(212) 880-6000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 27, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

Notice of Annual and Special Meeting and Management Proxy Circular, dated May 22, 2003.
Letter of Transmittal to Common Shareholders
Form of Proxy for Common Shareholders
Letter of Transmittal to Preferred Shareholders
Form of Proxy for Preferred Shareholders

Item 2. **Informational Legends**

See the cover page of the Notice of Annual and Special Meeting and Management Proxy Circular, dated May 22, 2003.


BPO
PROPERTIES

BPO PROPERTIES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT PROXY CIRCULAR

Concerning an annual and special meeting to approve

the proposed amalgamation of

BPO PROPERTIES LTD.

— and —

4162897 CANADA LIMITED,

A subsidiary of

BROOKFIELD PROPERTIES CORPORATION

May 22, 2003

These materials require your immediate attention. They require shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisers.

The transactions described in this management proxy circular are made in respect of Canadian issuers that are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this management proxy circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this management proxy circular have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Shareholders should be aware that the acquisition of the securities described in this management proxy circular may have tax consequences both in the United States and Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in this management proxy circular.

It may be difficult for shareholders to enforce their rights and any claims they may have arising under the United States federal securities laws, since the issuers are located in Canada, and some or all of their officers and directors may be residents of countries other than the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Shareholders should be aware that the issuers may purchase securities otherwise than in connection with the transactions described in this management proxy circular, such as in open market or privately negotiated purchases.

THE SECURITIES DESCRIBED IN THIS DOCUMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

BPO PROPERTIES LTD.

May 22, 2003

To the Shareholders of BPO Properties Ltd.:

On behalf of the Board of Directors of BPO Properties Ltd., I would like to invite you to an annual and special meeting of the Corporation's shareholders to be held on June 18, 2003 at 1:00 p.m. (local time) at Bankers Hall Auditorium, Bankers Hall, 855 2nd Street West, Calgary, Alberta.

The purpose of the meeting will be to conduct our regular annual business and to ask shareholders to vote on a special resolution approving a proposed going private transaction by way of an amalgamation between the Corporation and a subsidiary of Brookfield Properties Corporation. The attached management proxy circular describes the proposed amalgamation in detail. You may wish to consult your tax or financial adviser to assist you in considering the alternatives available to you.

As part of the going private transaction, you can elect to receive one of the following options for each common share of BPO Properties Ltd. that you hold, which will be effective only if the transaction is approved by shareholders:

(a) $27.83 in cash (by way of redeemable preferred shares);

(b) 0.9386 common shares of Brookfield Properties Corporation (by way of either exchangeable or redeemable preferred shares);

(c) $13.00 in cash (by way of redeemable preferred shares) and 0.5 common shares (by way of either exchangeable or redeemable preferred shares) of Brookfield Properties Corporation; or

(d) a combination of cash (by way of redeemable preferred shares) and common shares of Brookfield Properties Corporation (by way of either exchangeable or redeemable preferred shares) to be specified by each shareholder, having a combined value not exceeding $27.83 per common share of BPO Properties Ltd.

Preferred shareholders of the Corporation will receive preferred shares of a parent of the amalgamated entity, which shares will be identical in all material respects to the preferred shares of the Corporation.

A letter of transmittal and election form is attached. You should use this form to make your election and submit it prior to the close of business on June 25, 2003.

The Board of Directors has determined that the amalgamation is in the best interests of the Corporation and unanimously recommends that all shareholders vote in favour of the special resolution approving the amalgamation.

We hope we will have the opportunity to welcome you to the annual and special meeting. However, if you are unable to attend, we would appreciate your signing and returning the accompanying form of proxy so that your vote is recorded.

Sincerely,

DAVID D. ARTHUR
President and Chief Executive Officer

BPO PROPERTIES LTD.

BCE Place, 181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders of BPO PROPERTIES LTD. (the "Corporation") will be held at Bankers Hall Auditorium, Bankers Hall, 855 2nd Street West, Calgary, Alberta on June 18, 2003, at 1:00 p.m. (local time), for the following purposes:

1. To consider and, if deemed advisable, to approve, with or without amendment, a special resolution (the "Special Resolution") approving the amalgamation (the "Amalgamation") of the Corporation and 4162897 Canada Limited ("Subco"), a subsidiary of Brookfield Properties Corporation ("Brookfield"), to form an amalgamated corporation ("Amalco"), on the terms and conditions provided for in the Amalgamation Agreement included as Appendix 2 to the management proxy circular dated May 22, 2003 (the "Circular") accompanying this notice of meeting and pursuant to which, among other things:

   (a) each issued and outstanding common share of the Corporation (a "Share") and each issued and outstanding non-voting equity share of the Corporation (a "NVE Share") (in both cases, other than those held by dissenting shareholders or by Subco) will be exchanged for, at the option of the holder:

      (i) $27.83 in cash (to be paid on the redemption of Class A redeemable preferred shares of 4162862 Canada Limited ("Parentco"), a subsidiary of Brookfield, which shares would be issued on the Amalgamation);

      (ii) 0.9386 common shares of Brookfield ("Brookfield Shares") (to be issued by Brookfield on the exchange of Class B exchangeable preferred shares of Parentco issued to Canadian resident holders of Shares or NVE Shares on the Amalgamation, or to be transferred by Parentco on the redemption of Class D redeemable preferred shares of Parentco issued to other holders of Shares or NVE Shares on the Amalgamation);

      (iii) 0.5 Brookfield Shares (to be issued by Brookfield on the exchange of Class B exchangeable preferred shares of Parentco or to be transferred by Parentco on the redemption of Class D redeemable preferred shares of Parentco, as the case may be) and $13.00 cash (to be paid on the redemption of Class A redeemable preferred shares of Parentco); or

      (iv) a combination of cash (to be paid on the redemption of Class A redeemable preferred shares of Parentco) and a fraction of a Brookfield Share (to be issued on the exchange of Class B exchangeable preferred shares of Parentco or to be transferred by Parentco on the redemption of Class D redeemable preferred shares of Parentco, as the case may be), to be specified by each shareholder, such that the total of: (A) the product of the fraction of a Brookfield Share received and $29.65 and (B) the amount of cash received, does not exceed $27.83;

   (b) each issued and outstanding Share, NVE Share and preferred share of the Corporation (a "Preferred Share") held by Subco will be cancelled;

   (c) each issued and outstanding Preferred Share (other than those held by dissenting shareholders and Subco) will be exchanged for one Class C preferred share of Parentco of a series bearing terms and conditions identical in all material respects to the terms and conditions of that series of Preferred Share, as described in the Circular;

   (d) each issued and outstanding common share of Subco will be exchanged for one common share of Amalco; and

   (e) each issued and outstanding Class A preferred share of Subco will be exchanged for one Class A preferred share of Amalco.

2. To consider and, if deemed advisable, to approve a special resolution authorizing the amendment of the articles of the Corporation to decrease the number of directors to six (the "Number of Directors Resolution").

3. To receive the financial statements of the Corporation for the fiscal year ended December 31, 2002, together with the report of the auditors thereon.

4. To elect directors for the upcoming year.

5. To appoint auditors for the upcoming year and to authorize the directors to fix the remuneration to be paid to the auditors.

6. To transact such other business, including any amendments and variations to the foregoing, as may properly come before the Meeting.

A copy of the text of the Special Resolution and the Number of Directors Resolution and a copy of the form of Amalgamation Agreement are attached as Appendices 1 and 2, respectively, to the Circular. The Circular provides additional information relating to the matters to be dealt with at the Meeting, including details regarding the consideration options available in the Amalgamation to holders of Shares and Preferred Shares and the tax consequences associated with those options, and is incorporated in and forms part of this notice of meeting.

A shareholder of the Corporation who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, sign and date the appropriate enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and the Circular. In order to be effective, a proxy must be mailed so as to reach or be deposited with CIBC Mellon Trust Company not later than 48 hours (excluding Saturdays and holidays) before the Meeting or any adjournment thereof at which a proxy is to be used.

Under section 190 of the *Canada Business Corporations Act* (the "Act"), a registered holder of Shares, NVE Shares or Preferred Shares may dissent in respect of the Special Resolution approving the Amalgamation as described in the accompanying Circular. If the Amalgamation is completed, dissenting shareholders who comply with procedures set forth in the Act will be entitled to be paid the fair value of their Shares, NVE Shares or Preferred Shares, as the case may be. This right is summarized in Appendix 3 to the Circular and section 190 of the Act is set forth in Appendix 4 to the Circular. Failure to comply strictly with the requirements set forth in section 190 of the Act may result in the loss of any right to dissent.

DATED at Toronto, Ontario, on May 22, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

Robert J. Harding
Chairman

TABLE OF CONTENTS

BPO PROPERTIES LTD.

MANAGEMENT PROXY CIRCULAR FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The information contained in this management proxy circular concerning Brookfield Properties Corporation ("Brookfield"), Parentco and Subco was supplied by the management of Brookfield at the request of BPO Properties Ltd. (the "Corporation"). With respect to this information, the Board of Directors of the Corporation has relied exclusively upon Brookfield.

GLOSSARY OF TERMS

The following is a glossary of terms used frequently throughout this management proxy circular and the summary thereof.

"$13/0.5 Brookfield Share Option" — The Common Share Consideration to be paid in respect of Shareholders who have elected or are deemed to have elected to receive consideration consisting of:

(a) 0.5 Brookfield Shares (to be issued directly by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation, as the case may be) and

(b) $13.00 cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation)

for each Share or NVE Share held by that Shareholder, as more fully described in the Circular.

"Act" — The *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended.

"affiliate" — An affiliate body corporate within the meaning of section 2(2) of the Act.

"Amalco" — The corporation continuing as a result of the Amalgamation.

"Amalco Class A Preferred Shares" — The Class A Preferred Shares of Amalco to be issued on the Amalgamation.

"Amalco Common Shares" — The common shares of Amalco to be issued on the Amalgamation.

"Amalgamation" — The amalgamation of the Corporation and Subco pursuant to the Amalgamation Agreement.

"Amalgamation Agreement" — The amalgamation agreement among the Corporation, Parentco and Subco providing for the Amalgamation, substantially in the form set forth in Appendix 2 to this Circular.

"Board of Directors" or **"Board"** — The board of directors of the Corporation.

"Brookfield" — Brookfield Properties Corporation.

"Brookfield Shares" — The common shares of Brookfield.

"Business Day" — Any day other than a Saturday, Sunday or civic or statutory holiday in the City of Toronto, Ontario.

"Cash Option" — The Common Share Consideration to be paid in respect of Shareholders who have elected to receive consideration consisting entirely of $27.83 in cash for each Share or NVE Share held by that Shareholder (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation), as more fully described in this Circular.

"Circular" — This management proxy circular of the Corporation.

"Combined Option" — The Common Share Consideration to be paid in respect of Shareholders who have elected to receive consideration consisting of a combination of Brookfield Shares (to be issued directly by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the

Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued by Parentco to Shareholders who are not Eligible Shareholders on the Amalgamation) and cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation) for each Share or NVE Share held by that Shareholder as more fully described in this Circular, but does not include the Common Share Consideration to be paid pursuant to the $13/0.5 Brookfield Share Option.

"Common Share Consideration" — The consideration to be paid to Shareholders (other than Subco and Dissenting Shareholders) in the Proposed Transaction, whether it be Brookfield Shares (to be issued by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation), cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares) or a combination thereof.

"Corporation" — BPO Properties Ltd., a corporation incorporated under the Act.

"Deloitte & Touche" — Deloitte & Touche LLP.

"Depositary" — CIBC Mellon Trust Company.

"Dissenting Shareholder" — A registered Shareholder or Preferred Shareholder who, in connection with the Special Resolution, has exercised the right to dissent pursuant to section 190 of the Act in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of the Shares, NVE Shares or Preferred Shares held by that Shareholder or Preferred Shareholder, as the case may be.

"Dollars" or **"$"** — The lawful currency of Canada.

"DWPV" — Davies Ward Phillips & Vineberg LLP.

"Effective Date" — The date shown on the certificate of amalgamation to be issued in respect of the Amalgamation, which date is anticipated to be on or about June 26, 2003.

"Eligible Shareholder" — A Shareholder who has not indicated in its Letter of Transmittal that it is a non-resident of Canada for the purposes of the Tax Act.

"Exchange Time" — 5:00 p.m. on the Effective Date.

"Fairness Opinion" — The opinion dated May 22, 2003 of RBC to the Independent Committee as to the fairness of the Common Share Consideration, from a financial point of view, to the Minority Shareholders, a copy of which is included in Appendix 5 to this Circular.

"Independent Committee" — The independent committee of the Board established by the Board by way of a resolution as of April 28, 2003 and consisting of Messrs. Nesbitt (Chairman), Jespersen and Davis, all of whom are independent directors of the Corporation.

"Letter of Transmittal" — The appropriate letter of transmittal and election form accompanying this Circular, to be completed by registered holders of Shares, NVE Shares and Preferred Shares.

"Management" — The management of the Corporation.

"Meeting" — The annual and special meeting of Shareholders to be held on June 18, 2003 to conduct the Corporation's regular annual business and to consider, and if deemed advisable, approve, with or without amendment, the Special Resolution and the Number of Directors Resolution, and any adjournments thereof.

"Minority Shareholders" — All holders of Shares and NVE Shares other than Brookfield, Subco, Parentco and any other persons related to Brookfield, Subco or Parentco.

"Notice" — The notice of the Meeting accompanying this Circular.

"Number of Directors Resolution" — The special resolution of the holders of Shares concerning an amendment to the articles of the Corporation to reduce the number of directors of the Corporation to six, substantially in the form set forth in Appendix 1 to this Circular.

"**NVE Shares**" — The non-voting equity shares of the Corporation.

"**NYSE**" — The New York Stock Exchange.

"**OSC**" — Ontario Securities Commission.

"**Parentco**" — 4162862 Canada Limited, a subsidiary of Brookfield which holds all of the outstanding shares of Subco.

"**Parentco Class A Redeemable Preferred Shares**" — The Class A Redeemable Preferred Shares of Parentco to be issued on the Amalgamation, the terms of which are set out in Schedule A to the Amalgamation Agreement.

"**Parentco Class B Exchangeable Preferred Shares**" — The Class B Exchangeable Preferred Shares of Parentco to be issued on the Amalgamation, the terms of which are set out in Schedule A to the Amalgamation Agreement.

"**Parentco Class C Preferred Shares**" — The Class C Preferred Shares of Parentco to be issued on the Amalgamation, the terms of which are set out in Schedule A to the Amalgamation Agreement.

"**Parentco Class D Redeemable Preferred Shares**" — The Class D Redeemable Preferred Shares of Parentco to be issued on the Amalgamation, the terms of which are set out in Schedule A to the Amalgamation Agreement.

"**Policy Q-27**" — Policy No. Q-27 of the QSC, as amended.

"**Preferred Shareholders**" — The holders of Preferred Shares.

"**Preferred Share Consideration**" — The Parentco Class C Preferred Shares to be issued to Preferred Shareholders (other than Subco and Dissenting Shareholders) on the Amalgamation.

"**Preferred Shares**" — The preferred shares of the Corporation, issuable in series.

"**Proposed Transaction**" — The proposed Amalgamation and related transactions, including the issue or payment to Shareholders of the Common Share Consideration and the issue to Preferred Shareholders of the Preferred Share Consideration.

"**QSC**" — Commission des valeurs mobilières du Québec.

"**RBC**" — RBC Dominion Securities Inc., a member company of RBC Capital Markets, the independent valuator retained by the Independent Committee to prepare the Valuation and Opinion.

"**Record Date**" — May 15, 2003, the record date for receiving notice of and voting at the Meeting.

"**Redemption Time**" — 5:00 p.m. on the Effective Date.

"**Rule 61-501**" — Ontario Securities Commission Rule 61-501.

"**Share Option**" — The Common Share Consideration to be delivered to Shareholders who have elected to receive consideration consisting entirely of 0.9386 Brookfield Shares (to be issued directly by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation) for each Share or NVE Share held by that Shareholder, as more fully described in this Circular.

"**Shareholders**" — The holders of Shares and NVE Shares.

"**Shares**" — The common shares of the Corporation.

"**Special Resolution**" — The special resolution of the holders of each of the Shares, NVE Shares and Preferred Shares concerning the Amalgamation to be considered at the Meeting, substantially in the form set forth in Appendix 1 to this Circular.

"**Subco**" — 4162897 Canada Limited, a subsidiary of Brookfield which is wholly owned by Parentco.

"**Subco Common Shares**" — The common shares of Subco.

"**Subco Class A Preferred Shares**" — The Class A preferred shares of Subco.

"Tax Act" — The *Income Tax Act* (Canada), R.S.C. 1985, c.1, (5th Suppl.), as amended.

"Transaction Consideration" — The Common Share Consideration and the Preferred Share Consideration.

"TSX" — The Toronto Stock Exchange.

"Valuation" — The formal valuation of the Shares dated May 22, 2003 delivered by RBC to the Independent Committee as required pursuant to Rule 61-501 and Policy Q-27, a copy of which is included in Appendix 5 to this Circular.

SUMMARY

The following is a summary of certain significant information appearing elsewhere in this Circular. Certain capitalized terms used in this summary are defined in the Glossary of Terms. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. Shareholders are urged to read this Circular and the Appendices hereto in their entirety.

Date, Time and Place of Meeting

The Meeting of Shareholders will be held on June 18, 2003, at 1:00 p.m., Calgary time, at Bankers Hall Auditorium, Bankers Hall, 855 2nd Street West in Calgary, Alberta.

Record Date

The record date for the determination of Shareholders and Preferred Shareholders entitled to notice of and to vote at the Meeting is May 15, 2003.

Purpose of Meeting

The Meeting has been called to conduct the Corporation's regular annual business and to consider, and if deemed advisable, approve, with or without amendment, a Special Resolution approving the Amalgamation on the terms set out in the Amalgamation Agreement and the Number of Directors Resolution approving a reduction in the number of directors of the Corporation to six.

Terms of the Amalgamation

The Effective Date of the Amalgamation is anticipated to be on or about June 26, 2003. If the Special Resolution is approved and the conditions set out in the Amalgamation Agreement are satisfied or waived, on the Effective Date, the Corporation and Subco will amalgamate and continue as one corporation.

As a result of the Amalgamation, the property of both the Corporation and Subco will become the property of Amalco and Amalco will continue to be liable for the obligations of both the Corporation and Subco. Amalco will continue to carry on the operations of the Corporation and will have the same assets and liabilities. Accordingly, the Amalgamation is not expected to have any significant effect on the business and affairs of the Corporation.

Common Shares and NVE Shares

Shareholders (other than Subco and Dissenting Shareholders) have the following options for the form of Common Share Consideration that they will receive in the course of the Amalgamation in exchange for each Share and NVE Share that they hold:

(a) Cash Option. Shareholders may elect to receive $27.83 in cash for each Share and each NVE Share (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation);

(b) Share Option. Shareholders may elect to receive 0.9386 Brookfield Shares for each Share and each NVE Share (to be issued directly by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation);

(c) Combined Option. Shareholders may elect to receive for each Share and each NVE Share a combination of cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation) and a fraction of a Brookfield Share (to be issued by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of

Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation) to be specified by the Shareholder, such that the total of:

(A) the product of the fraction of a Brookfield Share received and $29.65; and

(B) the amount of cash received,

does not exceed $27.83; or

(d) $13/0.5 Brookfield Share Option. Shareholders may elect to receive 0.5 Brookfield Shares (to be issued by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation, as the case may be) and $13.00 cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation).

Any election made by a Shareholder (other than a Dissenting Shareholder and Subco) must be made in respect of all Shares and all NVE Shares held by that Shareholder. Certain Canadian and United States federal income tax implications of each of the Transaction Consideration options are discussed in greater detail in this Circular under the headings "Information Regarding Proposed Transaction — Certain Canadian Federal Income Tax Considerations" and "— Certain U.S. Federal Income Tax Implications".

Shareholders (other than Dissenting Shareholders and Subco) who fail to properly make an election in the Letter of Transmittal prior to the close of business on June 25, 2003 as to the consideration to be received for their Shares or their NVE Shares shall be deemed to have elected to receive the $13/0.5 Brookfield Share Option in the event the Amalgamation becomes effective.

Shareholders who are non-residents of Canada for the purposes of the Tax Act must indicate that status in the Letter of Transmittal. Failure to do so may result in the notification and withholding provisions of section 116 of the Tax Act applying to the receipt of any Brookfield Shares by such Shareholders as Common Share Consideration.

Shareholders (including Shareholders who intend to vote or have voted against the Proposed Transaction) who are not Dissenting Shareholders should complete and deliver a Letter of Transmittal prior to the close of business on June 25, 2003 if they do not wish to receive the $13/0.5 Brookfield Share Option.

The terms of the Parentco Class A Redeemable Preferred Shares require Parentco to redeem each such share for $1 at the Redemption Time. Each Parentco Class B Exchangeable Preferred Share will be automatically exchanged at the Exchange Time and each Parentco Class D Redeemable Preferred Share will be automatically redeemed by Parentco at the Redemption Time for one Brookfield Share pursuant to the terms of the Parentco Class B Exchangeable Preferred Shares and Parentco Class D Redeemable Preferred Shares. The consideration to be paid on redemption of the Parentco Class A Redeemable Preferred Shares and Parentco Class D Redeemable Preferred Shares will be funded by Brookfield through an initial investment of cash and Brookfield Shares in Parentco in exchange for common shares of Parentco.

Preferred Shares

Preferred Shareholders will receive one Parentco Class C Preferred Share, of a series bearing terms and conditions identical in all material respects to the terms and conditions of the series of Preferred Shares held by each such Preferred Shareholder, as follows:

(i) each issued and outstanding Preferred Share, series G will be exchanged for one Parentco Class C Preferred Share, series A,

(ii) each issued and outstanding Preferred Share, series J will be exchanged for one Parentco Class C Preferred Share, series B,

(iii) each issued and outstanding Preferred Share, series K will be exchanged for one Parentco Class C Preferred Share, series C,

(iv) each issued and outstanding Preferred Share, series M will be exchanged for one Parentco Class C Preferred Share, series D, and

(v) each issued and outstanding Preferred Share, series N will be exchanged for one Parentco Class C Preferred Share, series E.

Dissenting Shareholders

Registered holders of Shares, NVE Shares and Preferred Shares have the right to dissent in respect of the Amalgamation and to be paid the fair value of the Shares or Preferred Shares held, as fixed by a court and determined as of the close of business on the day the Special Resolution is adopted, in cash upon strict compliance with the provisions of applicable law. Failure by a Dissenting Shareholder to adhere strictly to the requirements of section 190 of the Act may result in the loss or unavailability of rights under that section. A Shareholder or Preferred Shareholder may only exercise the right to dissent under section 190 of the Act in respect of shares which are registered in that Shareholder's or Preferred Shareholder's name. A registered Shareholder or Preferred Shareholder who wishes to invoke the provisions of section 190 of the Act must send to the Corporation a written objection to the Special Resolution at or before the time fixed for the Meeting. A vote in favour of the Special Resolution will deprive the registered Shareholder or Preferred Shareholder of further rights under section 190 of the Act. See "Information Regarding Proposed Transaction — Right to Dissent".

Background of the Corporation

The Corporation is a publicly traded company whose primary business is commercial real estate investment in Canada.

The Corporation is a leading real estate investment company focused on ownership and value enhancement of premier commercial real estate in select markets in Canada. The Corporation's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate assets and by making opportunistic investments in new assets.

The Corporation's office portfolio is comprised of premier, investment grade commercial properties, located primarily in the downtown cores of Toronto, Calgary and Vancouver. The office portfolio represents over 90% of the book value of the Corporation's commercial properties. The remaining commercial properties consist of three development properties in Toronto and four retail shopping centres in Ontario.

Further information regarding the Corporation and its business can be found in the documents listed under the heading "Additional Information Regarding the Corporation — Documents Incorporated by Reference".

Reasons for the Amalgamation

The Corporation expects to continue to carry out its current business activities as a subsidiary of Brookfield. As such, the Corporation would be managed as a self-sustaining operation, and would focus its attention on maximizing the value of its commercial real estate business. The completion of the Proposed Transaction would provide the Corporation with greater flexibility to respond to changes in the commercial real estate sector.

Brookfield has advised the Corporation that the principal advantage to be gained by Brookfield from the Proposed Transaction is the simplification of Brookfield's corporate structure, particularly given the fact that Brookfield owns approximately 54.9% of the Shares and 100% of the NVE Shares, representing 89% of the Corporation's common equity.

Brookfield believes that the Proposed Transaction offers several advantages to Shareholders:

(a) The Proposed Transaction provides Shareholders with the ability to dispose of their Shares without the trading costs and the constraints imposed by the limited liquidity of the Shares. This liquidity has been further reduced following Brookfield's recent acquisition of additional Shares representing 16% of the public float at that time.

(b) Eligible Shareholders who elect or are deemed to elect the Share Option, the Combined Option or the $13/0.5 Brookfield Share Option will benefit from a tax deferral for Canadian tax purposes in respect of their Shares and NVE Shares to the extent that they ultimately receive Brookfield Shares. Preferred Shareholders who receive the Preferred Share Consideration will benefit from a tax deferral for Canadian tax purposes on the exchange of their Preferred Shares for Parentco Class C Preferred Shares. See "Information Regarding Proposed Transaction — Certain Canadian Federal Income Tax Considerations".

(c) Shareholders who elect or are deemed to elect to receive the Share Option, Combined Option or $13/0.5 Brookfield Share Option will benefit from Brookfield's significantly larger market capitalization and its significantly higher trading volumes. The market capitalization of the Corporation's public float was approximately $86.6 million as of April 25, 2003, whereas the market capitalization of the public float of Brookfield was approximately $2.4 billion as of April 25, 2003. Furthermore, the average daily trading volume of the Shares for the three month period prior to the Amalgamation being proposed to the Corporation was 79,520, compared with 7.5 million on both the TSX and NYSE for Brookfield. In addition, the Corporation is only listed on the TSX, while Brookfield is listed on both the NYSE and the TSX, is a member of the Wilshire Real Estate Securities Index and has a significant institutional shareholder base in both the United States and Canada.

(d) Shareholders who elect or are deemed to elect to receive the Share Option, Combined Option or $13/0.5 Brookfield Share Option will continue to benefit from the Corporation's high quality portfolio through their ownership of Brookfield Shares and will expand and diversify their interest into a high quality commercial property portfolio across North America. The Corporation holds only Canadian assets while Brookfield, in addition to its Canadian presence through its investment in the Corporation and BCE Place, retains interests in some of the highest quality real estate in key U.S. markets, including New York, Boston and Denver. In addition, given its recent acquisition of Three World Financial Center and the development of its 300 Madison property in New York, as well as other development opportunities in New York, Brookfield is uniquely positioned to benefit from improvements in the U.S. commercial real estate market in the near term, while still enjoying 95% occupancy by high quality tenants. More importantly, when the redevelopment of Lower Manhattan is completed and the transforming infrastructure projects are completed, Brookfield will be uniquely positioned to realize significant value enhancements as a result.

(e) The Proposed Transaction will eliminate confusion in the capital markets between the Corporation and Brookfield, which are two separate public real estate companies in Canada.

(f) Preferred Shareholders may see immediate benefits by virtue of the proposed amalgamation, as indicated by S&P placing the Corporation on credit watch with positive implications for an upgrade in preferred share ratings based upon the Proposed Transaction.

(g) Brookfield owns 89% of the common equity of the Corporation and as a result, the Brookfield offer constitutes an immediate opportunity to enhance the value of the Shares. In addition, Brookfield regards its investment in the Corporation as one of its principal operating business units and does not contemplate a sale or divestiture. Therefore, an offer from another party to acquire all of the outstanding Shares is unlikely.

(h) While the Proposed Transaction represents a 5% premium over the trading price immediately preceding the announcement of the Proposed Transaction, the value represents a 30% premium to the price at which the Shares traded in November of 2002. Furthermore, Management believes the recent price increases are largely attributable to the potential for an offer by Brookfield for the remaining Shares not owned by it and that in the absence of the Proposed Transaction, trading ranges for the Shares could potentially decline significantly.

See "Information Regarding Proposed Transaction — Background and Reasons for the Transaction".

The Independent Committee

The Independent Committee was established by the Board of Directors on April 28, 2003 to determine whether the Proposed Transaction is in the best interests of the Corporation and to recommend to the Board whether it should approve the Proposed Transaction and recommend to the Minority Shareholders that they vote in favour of the Special Resolution.

Following extensive discussion with its legal advisors, with the independent valuator and with representatives of Brookfield and Management, consideration of the Valuation and Fairness Opinion, and consideration of a number of other factors considered by it to be relevant to its analysis, the Independent Committee unanimously recommended that the Board of Directors approve the Proposed Transaction and recommend to the Minority Shareholders that they vote in favour of the Special Resolution.

Recommendation of the Board

After due consideration of the recommendations of the Independent Committee, the Board has determined that the Proposed Transaction is in the best interests of the Corporation.

In these circumstances, the Board unanimously recommends that the Shareholders and Preferred Shareholders vote in favour of the Special Resolution.

RBC Valuation and Fairness Opinion

RBC was engaged by the Independent Committee to prepare the Valuation and Fairness Opinion in accordance with Rule 61-501 and Policy Q-27.

RBC delivered the Valuation and Fairness Opinion to the Independent Committee on May 22, 2003. RBC is of the opinion that, as at that date, the fair market value of the Shares was in the range of $32.50 to $38.00 per Share and the consideration under the Proposed Transaction is inadequate, from a financial point of view, to the Minority Shareholders.

See "Information Regarding Proposed Transaction — Valuation and Fairness Opinion of RBC to the Independent Committee".

Procedure for Receipt of Transaction Consideration

If the Amalgamation is approved by the Shareholders and the Preferred Shareholders, each Shareholder (other than Subco or a Dissenting Shareholder) will receive the Common Share Consideration in the form elected by that Shareholder in the enclosed Letter of Transmittal, and each Preferred Shareholder will receive the Preferred Share Consideration as soon as possible after the Effective Date. For Shareholders and Preferred Shareholders to receive the Transaction Consideration described under the heading "Information Regarding Proposed Transaction — Transaction Consideration", they must complete and sign the enclosed Letter of Transmittal and return it, together with the certificate(s) representing the Shares, NVE Shares or Preferred Shares held, to the Depositary in accordance with the procedure specified in the enclosed Letter of Transmittal.

As soon as possible following the Effective Date and receipt of required documents, Brookfield will send or cause to be sent to each Shareholder and Preferred Shareholder who has submitted a Letter of Transmittal in accordance with the foregoing, a certificate representing any Brookfield Shares to which a Shareholder is entitled or any Parentco Class C Preferred Share certificates to which a Preferred Shareholder is entitled, as the case may be. Shareholders electing to receive Cash Option, the $13/0.5 Brookfield Share Option or the Combined Option will receive the proceeds from the redemption of the Parentco Class A Redeemable Preferred Shares as soon as possible following the Redemption Time.

Shareholders (other than Dissenting Shareholders and Subco) who fail to properly make an election in the Letter of Transmittal prior to the close of business on June 25, 2003 as to the consideration to be received for their Shares or NVE Shares shall be deemed to have elected to receive the $13/0.5 Brookfield Share Option. Shareholders (including those who choose to vote against the Proposed Transaction) who are not Dissenting

Shareholders should complete a Letter of Transmittal if they do not wish to receive the $13/0.5 Brookfield Share Option.

Shareholders who are non-residents of Canada for the purposes of the Tax Act must indicate that status in the Letter of Transmittal. Failure to do so may result in the notification and withholding provisions of section 116 of the Tax Act applying to the receipt of any Brookfield Shares by such Shareholders as Common Share Consideration.

Shareholder Approvals Required

For the Amalgamation to be approved by the Shareholders and Preferred Shareholders in accordance with applicable law (including Rule 61-501 and Policy Q-27), the Special Resolution must be passed by (i) at least 66⅔% of the votes cast by holders of all the Shares, NVE Shares and Preferred Shares, each class of shares voting separately, present or represented by proxy at the Meeting and entitled to vote on the Special Resolution, and (ii) at least a majority of the votes cast by Minority Shareholders present or represented by proxy at the Meeting and entitled to vote on the Special Resolution. Brookfield, which owns 54.9% of the Shares and 100% of the NVE Shares, representing 89% in aggregate of the Corporation's common equity, has advised the Corporation that it intends to vote all Shares, NVE Shares and Preferred Shares beneficially owned by it in favour of the Special Resolution and that it will not dissent in respect of any of its Shares, NVE Shares and Preferred Shares.

Certain Canadian Federal Income Tax Considerations

A shareholder will not realize a capital gain or capital loss for Canadian federal income tax purposes on the exchange of Shares or Preferred Shares for Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares, Parentco Class D Redeemable Preferred Shares or Parentco Class C Preferred Shares, as the case may be, on the Amalgamation.

A shareholder will realize a capital gain (or capital loss) in the amount by which the proceeds of redemption of the Parentco Class A Redeemable Preferred Shares received by the shareholder on the Amalgamation exceed (or are less than) the shareholder's adjusted cost base of the Parentco Class A Redeemable Preferred Shares. No deemed dividend will arise on the redemption by Parentco of the Parentco Class A Redeemable Preferred Shares.

A shareholder will not, unless the shareholder chooses to do so, realize a capital gain or capital loss on the exchange of Parentco Class B Exchangeable Shares with Brookfield for Brookfield Shares.

A Dissenting Shareholder who receives a payment for his or her Shares or Preferred Shares may be considered to realize a capital gain (or capital loss) in the amount by which the payment received exceeds (or is less than) the Dissenting Shareholder's adjusted cost base of the Shares or Preferred Shares, as the case may be.

A shareholder who is not a resident of Canada will not be subject to Canadian income tax in respect of any capital gains on the redemption of Parentco Class A or Class D Redeemable Preferred Shares or on a subsequent disposition of Brookfield Shares unless the shares so disposed of are "taxable Canadian property" of such shareholder.

The foregoing is qualified by the more detailed summary that appears under "Information Regarding Proposed Transaction — Certain Canadian Federal Income Tax Considerations".

Certain United States Federal Income Tax Considerations

A U.S. holder of Shares that elects or is deemed to elect the Cash Option, the $13/0.5 Brookfield Share Option or the Combined Option in exchange for Shares will generally recognize a capital gain or loss in an amount equal to the difference between the amount of cash received plus the aggregate fair market value of Brookfield Shares received and the U.S. Shareholder's adjusted tax basis in the Shares.

A U.S. holder of Preferred Shares that receives Parentco Class C Preferred Shares in exchange for Preferred Shares will generally recognize a capital gain or loss in an amount equal to the difference between the aggregate fair market value of Parentco Class C Preferred Shares received and the U.S. Preferred Shareholder's adjusted tax basis in the Preferred Shares.

A U.S. Shareholder or U.S. Preferred Shareholder that is a Dissenting Shareholder will generally recognize a capital gain or loss in an amount equal to the difference between the amount of cash received and the Dissenting Shareholder's adjusted tax basis in the Shares or Preferred Shares.

The foregoing is qualified by the more detailed summary that appears under "Information Regarding Proposed Transaction — Certain United States Federal Income Tax Considerations."

Right to Dissent

Registered holders of Shares, NVE Shares and Preferred Shares have the right to dissent in respect of the Amalgamation and to be paid the fair value of the Shares or Preferred Shares held, as fixed by a court and determined as of the close of business on the day the Special Resolution is adopted, in cash upon strict compliance with the provisions of applicable law. Failure by a Dissenting Shareholder to adhere strictly to the requirements of section 190 of the Act may result in the loss or unavailability of rights under that section. See "Information Regarding Proposed Transaction — Right to Dissent".

Brookfield, Parentco and Subco

Brookfield owns, develops and manages premier North American office properties. Brookfield's portfolio includes 50 properties and development sites totalling 46 million square feet, and over 130 million square feet of space under management. See "Information Concerning Brookfield".

Subco, a subsidiary of Parentco, was incorporated under the Act on May 2, 2003, solely for the purpose of implementing the Proposed Transaction. Brookfield will transfer all the Shares and NVE Shares that it directly or indirectly owns to Parentco in exchange for Parentco common shares, and Parentco will subsequently transfer all the Shares and NVE Shares that it owns to Subco in exchange for Subco Common Shares, so that following the transfer, Subco will hold approximately 54.9% of the issued and outstanding Shares and 100% of the issued and outstanding NVE Shares, representing approximately 89% of the Corporation's common equity. Immediately prior to the Amalgamation, Subco will own all of Brookfield's interest in the Corporation and will be an indirect subsidiary of Brookfield. See "Information Concerning Subco".

Parentco, a subsidiary of Brookfield, was incorporated under the Act on May 2, 2003, solely for the purpose of implementing the Proposed Transaction. On or prior to the Effective Date, Brookfield will subscribe for common shares of Parentco in exchange for cash sufficient to redeem the Parentco Class A Redeemable Preferred Shares and in exchange for Brookfield Shares sufficient to redeem the Parentco Class D Redeemable Preferred Shares. See "Information Concerning Parentco".

Market Prices and Trading Volume

The weighted average trading price of the Shares on the TSX in 2002 was $23.86. The average monthly trading volume of the Shares on the TSX in 2002 was 92,091 Shares. See "Price Range and Trading Volumes for the Shares".

The weighted average trading price of the Preferred Shares series G, series J and series M on the TSX in 2002 was $16.40, $16.60 and $16.80, respectively. The average monthly trading volume of the Preferred Shares, series G, series J and series M on the TSX in 2002 was 65,659.16, 254,654.33 and 124,658.33, respectively. See "Price Range and Trading Volumes for the Preferred Shares".

The Brookfield Shares are listed and posted for trading on the NYSE and the TSX. The TSX has conditionally approved the listing of the additional Brookfield Shares and the listing of the Parentco Class C Preferred Shares, series A, B and D, issuable as Transaction Consideration, subject to Brookfield fulfilling all the requirements of the TSX. Brookfield is applying to list the additional Brookfield Shares issuable as Transaction Consideration on the NYSE.

The closing price of the Brookfield Shares on the TSX on May 21, 2003, was $29.50. The average monthly trading volume on the TSX in 2002 for the Brookfield Shares was 2,983,120 shares. See "Price Range and Trading Volumes for the Brookfield Shares".

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of certain consolidated financial information for the Corporation for the quarters ended March 31, 2003 and 2002 and for each of the last three fiscal years. It is a summary of and is derived from and should be read in conjunction with the consolidated financial statements of the Corporation and the notes thereto and with Management's Discussion and Analysis of Operating Results incorporated by reference into this Circular.

Consolidated Income Statements

(millions, except per share amounts)	Three months ended March 31, 2003	2002	Year ended December 31, 2002	2001	2000
	(unaudited)			(audited)	
Net rental income from commercial properties	$ 26	$ 32	$ 114	$ 153	$ 132
Income from loans and investments	20	14	66	42	32
	46	46	180	195	164
Administrative expenses and large corporation tax	(2)	(2)	(8)	(8)	(13)
Interest expense	(11)	(14)	(48)	(64)	(57)
Net Income from transaction gains and other income	33	30	124	123	94
Transaction gains and other income	—	65	96	50	15
Income before undernoted	33	95	220	173	109
Future income taxes, provisions and other, net	(7)	(19)	(31)	(35)	(32)
Depreciation and amortization	(5)	(5)	(22)	(31)	(21)
Net income	$ 21	$ 71	$ 167	$ 107	$ 56
Net income per common share					
Basic	$ 0.62	$ 2.41	$ 5.47	$ 3.12	$ 1.17
Diluted	$ 0.62	$ 2.41	$ 5.47	$ 3.12	$ 1.17

Consolidated Balance Sheets

(millions)	As of March 31 2003	2002	Year ended December 31, 2002	2001	2000
	(unaudited)			(audited)	
Assets					
Commercial properties	$1,125	$1,334	$1,122	$1,448	$1,642
Loans receivable	75	51	74	31	121
Cash and cash equivalents	680	500	667	393	88
Future income taxes	67	86	74	106	143
Other assets	43	27	39	23	34
	$1,990	$1,998	$1,976	$2,001	$2,028
Liabilities and Shareholders' Equity					
Accounts payable and other liabilities	$ 95	$ 108	$ 98	$ 110	$ 113
Mortgage and other borrowings	695	795	696	865	978
Shareholders' equity	1,200	1,095	1,182	1,026	937
	$1,990	$1,998	$1,976	$2,001	$2,028

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting of its Shareholders and Preferred Shareholders to be held on June 18, 2003 at the time and place and for the purposes set forth in the accompanying Notice and at any adjournment thereof, and on every ballot that may take place in consequence thereof, for the purposes set forth in the Notice. The information provided herein is given as of May 22, 2003, unless otherwise indicated.

Solicitation of Proxies

The solicitation will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers or employees of the Corporation. The costs of solicitation will be borne by the Corporation.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are David D. Arthur, President and Chief Executive Officer of the Corporation, and Robert J. Harding, Chairman of the Corporation. **A Shareholder or Preferred Shareholder has the right to appoint a person, who need not be a Shareholder or Preferred Shareholder, to attend and act for and on behalf of the Shareholder or Preferred Shareholder, as the case may be, at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.**

A proxy must be in writing, dated the date on which it is executed, must be executed by the Shareholder or his or her attorney authorized in writing or if the Shareholder or Preferred Shareholder is a corporation, by a duly authorized officer or attorney of that corporation and, if to apply to less than all the Shares or Preferred Shares registered in the name of the Shareholder or Preferred Shareholder, must specify the number of Shares or Preferred Shares to which it is to apply. A proxy will not be valid unless the form of proxy is delivered to the office of the Depositary, CIBC Mellon Trust Company, in Toronto at Attn: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9. In order to be valid and acted upon at the Meeting, a proxy must be received at such address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Non-Registered Holders

Only registered holders of Shares, NVE Shares and Preferred Shares, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting with respect to the Special Resolution. Only registered holders of Shares, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting on the Number of Directors Resolution and on resolutions relating to the annual business to be conducted at the Meeting and all other matters. However, in many cases, Shares, NVE Shares or Preferred Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares, NVE Shares or Preferred Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depositary for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Circular (incorporating by reference the documents listed under the heading "Additional Information Regarding the Corporation — Documents Incorporated by Reference") and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will *either*:

(a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares, NVE Shares or Preferred Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need *not* be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the CIBC Mellon Trust Company; at: Attn: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 as described above; or

(b) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares, NVE Shares or Preferred Shares that they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting *in person* (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. ***In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.***

The execution or exercise of a proxy does not constitute a written objection for the purposes of section 190 of the Act. For information on Dissenting Shareholder rights, see "Information Regarding Proposed Transaction — Right to Dissent".

Revocation of Proxies

A registered Shareholder or Preferred Shareholder who has given a proxy may revoke the proxy by:

(a) completing and signing a proxy bearing a later date and depositing it with the Depositary as described above; or

(b) depositing an instrument in writing executed by the Shareholder or Preferred Shareholder or by the Shareholder's or Preferred Shareholder's attorney authorized in writing:

  (i) at the registered office of the Corporation at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or

  (ii) with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

(c) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Exercise of Discretion by Proxies

On a poll, the nominees named in the appropriate accompanying form of proxy will vote or withhold from voting the Shares, NVE Shares or Preferred Shares represented thereby in accordance with the instructions of the Shareholder or Preferred Shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) the Special Resolution approving the Amalgamation;

(b) in the case of the Share proxy only, the Number of Directors Resolution;

(c) in the case of the Share proxy only, the resolutions relating to the annual business of the Corporation; and

(d) any other matter, including any amendments to or variations of the foregoing, that properly comes before the Meeting.

In respect of each matter so identified or referred to for which no instruction is given, the nominees named in the form of proxy will vote the Shares, NVE Shares or Preferred Shares represented thereby for the approval of such matter. The persons appointed under the form of proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and the Notice and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing of this Circular, Management knows of no such amendment, variation or other matter.

Voting Shares

On May 22, 2003, the Corporation had outstanding 6,867,566 fully paid and non-assessable Shares, 21,652,001 fully paid and non-assessable NVE Shares and 1,805,489 series G, 3,816,527 series J, 300 series K, 2,847,711 series M and 800,000 series N fully paid and non-assessable Preferred Shares. Each holder of record of Shares, NVE Shares and Preferred Shares at the close of business on May 15, 2003, the record date established for notice of the Meeting, will be entitled to one vote on the Special Resolution for each Share, NVE Share and Preferred Share held and each holder of Shares on the record date will be entitled to one vote on the resolutions relating to the annual business of the Corporation, the Number of Directors Resolution and on all matters proposed to come before the Meeting for each Share held, except to the extent that the holder has transferred any Shares, NVE Shares or Preferred Shares after the record date and the transferee of such shares establishes ownership of them and demands, not later than the Meeting Date, to be included in the list of Shareholders and Preferred Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

Principal Holders of Voting Securities

None of the directors or officers of the Corporation own any Shares, NVE Shares or Preferred Shares, except as described in this Circular.

Brookfield has advised the Corporation that it owns, beneficially, 3,772,248 Shares of the Corporation and 21,652,001 NVE Shares, through a wholly-owned subsidiary, representing approximately 54.9% of the Shares outstanding and 100% of the NVE Shares outstanding, or approximately 89% of the Corporation's common equity. To the knowledge of the directors and officers of the Corporation, no other person beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the votes attached to such Shares. The registered and executive office address of Brookfield is Suite 330, 181 Bay Street, Toronto, Ontario M5J 2T3. Messrs. Richard Clark and David Arthur, directors of the Corporation, are also directors of Brookfield. Messrs. David Arthur and Steven Douglas, officers of the Corporation, are also officers of Brookfield.

Brookfield has advised the Corporation that the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, voting securities of Brookfield carrying more than 10% of the votes attached to any class of outstanding voting securities of Brookfield is Brascan Corporation ("Brascan"), which, directly and indirectly, owns 78,088,013 Brookfield Shares and 6,126,957 Class A Redeemable Voting preferred shares of Brookfield, being 48.9% and 97.1%, respectively, of the outstanding shares of each such class. Brascan is a North American based company which owns and manages real estate, power generation and financial assets, and is listed on the NYSE, TSX and the Brussels stock exchange. Mr. R.J. Harding, a director of the Corporation, is also a senior officer and director of Brascan.

The Corporation is advised that Brascan's major shareholder is EdperPartners Limited ("EdperPartners"). EdperPartners and its shareholders, collectively own, directly and indirectly, exercise control over, or have options and warrants to acquire, approximately 30 million Class A Limited Voting Shares of Brascan, representing approximately 16% of the Class A Limited Voting Shares of Brascan on a fully diluted basis and 85,120 Class B Limited Voting Shares of Brascan, representing 100% of the Class B Limited Voting Shares of Brascan. These shareholdings include shares held through BNN Investments Ltd., a TSX listed investment company that owns 9.6 million Class A Limited Voting Shares of Brascan. Messrs. D.D. Arthur, R.B. Clark, S.J. Douglas and R.J. Harding, who are directors and/or officers of the Corporation, together with 10 other shareholders of EdperPartners, own common shares of BNN Investments Ltd.

EdperPartners is an investment holding company owned by 37 investors with no one shareholder holding more than a 15% effective interest.

SPECIAL BUSINESS TO BE CONDUCTED AT THE ANNUAL AND SPECIAL MEETING

The Meeting has been called to conduct the Corporation's regular annual business, for Shareholders and Preferred Shareholders to consider and, if thought advisable, pass, with or without amendment, the Special Resolution approving the Amalgamation, substantially on the terms and conditions provided for in the Amalgamation Agreement and for Shareholders to consider and, if thought advisable, pass, with or without amendment, the Number of Directors Resolution. A copy of the full text of the Special Resolution and the Number of Directors Resolution and a copy of the Amalgamation Agreement are attached as Appendices 1 and 2, respectively, to this Circular.

INFORMATION REGARDING PROPOSED TRANSACTION

Preliminary Matters

Prior to the Effective Date, Brookfield and any of its subsidiaries holding, directly or indirectly, Shares, NVE Shares or Preferred Shares will transfer all such Shares, NVE Shares and Preferred Shares to Parentco in exchange for Parentco common shares, and Parentco will subsequently transfer all the Shares and NVE Shares that it owns to Subco in exchange for Subco Common Shares, so that, following the transfers, Subco will hold approximately 54.9% of the Shares and 100% of the NVE Shares of the Corporation, being all of Brookfield's interest in the Corporation. Brookfield will fund the redemption by Parentco of the Parentco Class A Redeemable Preferred Shares and Parentco Class D Redeemable Preferred Shares by subscribing for common shares of Parentco in exchange for the aggregate cash proceeds payable upon the redemption of the Parentco Class A Redeemable Preferred Shares and the aggregate number of Brookfield Shares to be transferred upon the redemption of the Parentco Class D Redeemable Preferred Shares. Brookfield will also issue Brookfield Shares on the exchange of Parentco Class B Exchangeable Preferred Shares issued pursuant to the Amalgamation. Following these preliminary steps, the ownership of the Corporation will be as follows:


Brookfield Properties Corporation
100%
Public Shareholders
Parentco
100%
45.1% Shares
Subco
100% NVE Shares
54.9% Shares
Proposed Amalgamation to create Amalco
BPO Properties Ltd.

Terms of the Amalgamation

The Amalgamation, which is being carried out pursuant to sections 182 and 183 of the Act, will be effected in accordance with the Amalgamation Agreement which has been entered into among the Corporation, Parentco and Subco substantially in the form attached as Appendix 2 to this Circular, if approved by the holders of Shares, NVE Shares and Preferred Shares, each class voting separately. Subject to obtaining the requisite Shareholder and Preferred Shareholder approvals, satisfaction or waiver of all other conditions as provided in the Amalgamation Agreement and the filing of articles of amalgamation, the Amalgamation will become effective on the Effective Date.

On the Effective Date, the Corporation and Subco will amalgamate and continue as an amalgamated corporation and:

(a) each issued and outstanding Share and NVE Share (other than those held by Dissenting Shareholders and Subco) will be exchanged, at the option of the holder (in respect of all of that holder's Shares and NVE Shares), for:

(i) Cash Option: 27.83 Parentco Class A Redeemable Preferred Shares (each of which will be redeemed following the Amalgamation for $1 in cash);

(ii) Share Option: In the case of Shareholders who are Eligible Shareholders, 0.9386 Parentco Class B Exchangeable Preferred Shares (each of which will be exchanged following the Amalgamation for one Brookfield Share) and in the case of Shareholders who are not Eligible Shareholders, 0.9386 Parentco Class D Redeemable Preferred Shares (each of which will be redeemed following the Amalgamation for one Brookfield Share);

(iii) Combined Option: A combination of cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to Shareholders on the Amalgamation) and a fraction of a Brookfield Share (to be issued on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to

Shareholders who are not Eligible Shareholders on the Amalgamation) to be specified by the Shareholders, such that the total of:

(A) the product of the fraction of a Brookfield Share received and $29.65; and

(B) the amount of cash received,

does not exceed $27.83; or

(iv) $13/0.5 Brookfield Share Option: 0.5 Brookfield Shares (to be issued by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation, as the case may be) and $13.00 cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation);

(b) each issued and outstanding Share, NVE Share and Preferred Share held by Subco will be cancelled;

(c) each issued and outstanding Preferred Share (other than those held by Dissenting Shareholders and Subco) will be exchanged for one Parentco Class C Preferred Share of a series bearing terms and conditions identical in all material respects to the terms and conditions of the series of Preferred Shares held by each such Preferred Shareholder, as follows:

(i) each issued and outstanding Preferred Share, series G will be exchanged for one Parentco Class C Preferred Share, series A,

(ii) each issued and outstanding Preferred Share, series J will be exchanged for one Parentco Class C Preferred Share, series B,

(iii) each issued and outstanding Preferred Share, series K will be exchanged for one Parentco Class C Preferred Share, series C,

(iv) each issued and outstanding Preferred Share, series M will be exchanged for one Parentco Class C Preferred Share, series D, and

(v) each issued and outstanding Preferred Share, series N will be exchanged for one Parentco Class C Preferred Share, series E;

(d) each issued and outstanding Subco Common Share will be exchanged for one Amalco Common Share; and

(e) each issued and outstanding Subco Class A Preferred Share will be exchanged for one Amalco Class A Preferred Share.

Any election made by a Shareholder (other than a Dissenting Shareholder or Subco) must be made in respect of all Shares or NVE Shares held by that Shareholder. Certain tax implications of each of the Transaction Consideration options are discussed in greater detail in the Circular under the headings "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".

Shareholders (other than Dissenting Shareholders and Subco) who fail to properly make an election in the Letter of Transmittal prior to the close of business on June 25, 2003 as to the consideration to be received for their Shares or NVE Shares shall be deemed to have elected to receive the $13/0.5 Brookfield Share Option.

Shareholders who are non-residents of Canada for the purposes of the Tax Act must indicate that status in the Letter of Transmittal. Failure to do so may result in the notification and withholding provisions of section 116 of the Tax Act applying to the receipt of any Brookfield Shares by such Shareholders as Common Share Consideration.

Shareholders (including those who intend to vote or have voted against the Proposed Transaction) who are not Dissenting Shareholders should complete and deliver a Letter of Transmittal prior to the close of business on June 25, 2003 if they do not wish to receive the $13/0.5 Brookfield Share Option in the event the Amalgamation becomes effective.

In accordance with the Act, upon the articles of amalgamation becoming effective:

(a) the property of each of the Corporation and Subco will continue to be the property of Amalco;

(b) Amalco will continue to be liable for the obligations of each of the Corporation and Subco;

(c) any existing cause of action, claim or liability to prosecution of the Corporation or Subco will be unaffected;

(d) a civil, criminal or administrative action or proceeding pending by or against either the Corporation or Subco may continue to be prosecuted by or against Amalco;

(e) a conviction against, or ruling, order or judgment in favour of or against, either the Corporation or Subco may be enforced by or against Amalco; and

(f) the articles of amalgamation will be deemed to be the articles of incorporation of Amalco and the certificate of amalgamation will be deemed to be the certificate of incorporation of Amalco.

Amalco will continue to carry on the operations of the Corporation with the same assets and liabilities. Accordingly, the Amalgamation is not expected to have any significant effect on the business and affairs of the Corporation.

Immediately following the Amalgamation, a resolution will be passed by the holder of Parentco common shares to reduce the stated capital of the Parentco common shares and increase the stated capital of the Parentco Class A Redeemable Preferred Shares and Parentco Class D Redeemable Preferred Shares.

Following the Amalgamation, each Parentco Class A Redeemable Preferred Share will be redeemed by Parentco for $1 and each Parentco Class D Redeemable Preferred Share will be redeemed by Parentco for one Brookfield Share, in each case at the Redemption Time in accordance with the terms of the Parentco Class A Redeemable Preferred Shares and Parentco Class D Redeemable Preferred Shares and each Parentco Class B Exchangeable Preferred Share will be exchanged for one Brookfield Share at the Exchange Time in accordance with the terms of the Parentco Class B Exchangeable Preferred Shares.

The Amalgamation Agreement is subject to several conditions, including that: (a) the shareholders of the Corporation, Parentco and Subco approve the Proposed Transaction, (b) the Brookfield Shares and Parentco Class C Preferred Shares issuable as Transaction Consideration are freely tradable in all jurisdictions in Canada in which Shareholders or Preferred Shareholders, as the case may be, reside, the Brookfield Shares are conditionally listed on each of the NYSE and the TSX and the Parentco Class C Preferred Shares, series A, B and D are conditionally listed on the TSX, (c) all necessary governmental or regulatory approvals and consents have been obtained, and (d) no change in respect of the Corporation (including a legal proceeding or a change in legislation) has occurred that might make it inadvisable for Brookfield to proceed with the Amalgamation.

The foregoing description of the Amalgamation Agreement is qualified in its entirety by reference to the full text of the Amalgamation Agreement which is attached as Appendix 2 to this Circular. For the full text of the provisions of the common and preferred shares of Parentco, see Schedule A to the Amalgamation Agreement. **Dissenting Shareholders who duly and timely exercise their dissent rights will be entitled to be paid the fair value of their Shares, NVE Shares or Preferred Shares, as the case may be, in cash in accordance with the Act. For a full description of such dissent rights, see "Right to Dissent" and Appendix 3 and Appendix 4 hereto.**

The Brookfield Shares are listed and posted for trading on the TSX and NYSE. The TSX has conditionally approved the listing of the Brookfield Shares and Parentco Class C Preferred Shares, series A, B and D issuable pursuant to the Proposed Transaction, subject to Brookfield fulfilling all the requirements of the TSX. Brookfield is applying to list the additional Brookfield Shares issuable pursuant to the Transaction Consideration on the NYSE.

Declared, but Unpaid Dividends

Any dividends declared by the Board of Directors for payment to Shareholders or Preferred Shareholders of record on a date prior to the Effective Date, which remain unpaid as at the Effective Date, will continue to be paid to all such Shareholders and Preferred Shareholders on the record date for the dividend, notwithstanding the completion of the Proposed Transaction.

History of the Corporation

The Corporation is a publicly traded company whose primary business is commercial real estate investment in Canada. The Corporation was created in 1978 under the laws of Canada by articles of amalgamation. The articles of the Corporation were restated on February 23, 1996 and were subsequently amended to change its authorized capital, its objectives, its name and the number of its directors.

The Corporation is a leading real estate investment company focused on ownership and value enhancement of premier commercial real estate in select markets in Canada. The Corporation's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate assets and by making opportunistic investments in new assets.

The Corporation's office portfolio is comprised of premier, investment grade commercial properties, located primarily in the downtown cores of Toronto, Calgary and Vancouver. The office portfolio represents over 90% of the book value of the Corporation's commercial properties. The remaining commercial properties consist of three development properties in Toronto and four retail shopping centers in Ontario.

For further information regarding the Corporation and its business, see below under "Additional Information Regarding the Corporation — Documents Incorporated by Reference".

Background and Reasons for the Amalgamation

On April 25, 2003, a wholly-owned subsidiary of Brookfield acquired 574,900 Shares in a private transaction at an effective cost of $27 per Share, subject to upward adjustment in the event that certain transactions involving the Shares (including the Proposed Transaction) are completed at a price in excess of $27 per Share. The subsidiary acquired the Shares by issuing $15.5 million of preferred shares that are retractable for, at the option of the holder, a combination of (i) Brookfield Shares, and (ii) Brookfield Homes Corporation common shares or cash.

On April 28, 2003, Brookfield announced its intention to take the Corporation private, offering Shareholders the opportunity to receive the Transaction Consideration.

The Corporation expects to continue to carry out its current business activities as a subsidiary of Brookfield. As such, the Corporation would be managed as a self-sustaining operation, and would focus its attention on the operation of its commercial real estate business. The completion of the Proposed Transaction would provide the Corporation with greater flexibility to respond to changes in the commercial real estate sector. The Proposed Transaction is expected to enable Management to reallocate time and resources from public company administrative matters.

Brookfield has advised the Corporation that the principal advantage to be gained by Brookfield from the Proposed Transaction is the integration of the Corporation's business into its overall business operations, while simplifying its corporate structure, particularly given the fact that Brookfield directly and indirectly owns approximately 54.9% of the Shares and 100% of the NVE Shares, representing approximately 89% of the Corporation's common equity.

Brookfield believes that the Proposed Transaction offers several advantages to Shareholders:

(a) The Proposed Transaction provides Shareholders with the ability to dispose of their Shares without the trading costs and the constraints imposed by the limited liquidity of the Shares experienced in the absence of the Proposed Transaction. This liquidity has been further reduced following Brookfield's recent acquisition of additional Shares, representing 16% of the public float at that time.

(b) Eligible Shareholders who elect or are deemed to elect the Share Option, the Combined Option or the $13/0.5 Brookfield Share Option will benefit from a tax deferral for Canadian tax purposes in respect of their Shares and NVE Shares to the extent that they will ultimately receive Brookfield Shares. Preferred Shareholders who receive the Preferred Share Consideration will benefit from a tax deferral for Canadian tax purposes on the exchange of their Preferred Shares for Parentco Class C Preferred Shares. See "Certain Canadian Federal Income Tax Considerations".

(c) Shareholders who elect or are deemed to elect to receive the Share Option, Combined Option or $13/0.5 Brookfield Share Option will benefit from Brookfield's significantly larger market capitalization and its significantly higher trading volumes. The market capitalization of the Corporation's public float was approximately $86.6 million as of April 25, 2003, whereas the market capitalization of the public float of Brookfield was approximately $2.4 billion as of April 25, 2003. Furthermore, the average daily trading volume of the Shares for the three month period prior to the Amalgamation being proposed to the Corporation was 79,520, compared with 7.5 million on both the TSX and NYSE for Brookfield. In addition, the Corporation is only listed on the TSX, while Brookfield is listed on both the NYSE and the TSX, is a member of the Wilshire Real Estate Securities Index and has a significant institutional shareholder base in both the United States and Canada.

(d) Shareholders who elect or are deemed to elect to receive the Share Option, Combined Option or $13/0.5 Brookfield Share Option will continue to benefit from the Corporation's high quality portfolio through their ownership of Brookfield Shares and will expand and diversify their interest into a high quality commercial property portfolio across North America. The Corporation holds only Canadian assets while Brookfield, in addition to its Canadian presence through its investment in the Corporation and BCE Place, retains interests in some of the highest quality real estate in key U.S. markets, including New York, Boston and Denver. In addition, given its recent acquisition of Three World Financial Center, development its of 300 Madison property in New York, as well as other development opportunities in New York, Brookfield is uniquely positioned to benefit from improvements in the U.S. commercial real estate market in the near term, while still enjoying 95% occupancy by high quality tenants. More importantly, when the redevelopment of Lower Manhattan is completed and the transforming infrastructure projects are completed, Brookfield will be uniquely positioned to realize significant value enhancements as a result.

(e) The Proposed Transaction will eliminate confusion in the capital markets between the Corporation and Brookfield, which are two separate public real estate companies in Canada.

(f) Preferred Shareholders may see immediate benefits by virtue of the proposed amalgamation, as indicated by S&P placing the Corporation on credit watch with positive implications for an upgrade in preferred share ratings based upon the Proposed Transaction.

(g) Brookfield owns 89% of the common equity of the Corporation and as a result, the Brookfield offer constitutes an immediate opportunity to enhance the value of the Shares. In addition, Brookfield regards its investment in the Corporation as one of its principal operating business units and does not contemplate a sale or divestiture. Therefore, an offer from another party to acquire all of the outstanding Shares is unlikely.

(h) While the Transaction Consideration represents a 5% premium over the trading price immediately preceding the announcement of the Proposed Transaction, the value represents a 30% premium to the price at which the Shares traded in November of 2002. Furthermore, Management believes the recent price increases are largely attributable to the potential for an offer by Brookfield for the remaining Shares not owned by it and that in the absence of the Proposed Transaction, trading ranges for the Shares could potentially decline significantly.

If Amalgamation is not Implemented

If the Amalgamation is not implemented, the Corporation intends to continue to operate as a publicly traded subsidiary of Brookfield. If the Amalgamation is not implemented, any Letter of Transmittal completed by a Shareholder or Preferred Shareholder will be of no effect and the Depositary will return all surrendered certificates representing Shares or Preferred Shares to the holders thereof as soon as practicable.

Approval Requirements and Eligible Voting Shares and Preferred Shares

In order to be effective under applicable law, the Special Resolution must be approved by (i) at least 66⅔% of the votes cast by the holders of Shares, NVE Shares and Preferred Shares present in person or represented by proxy at the Meeting and entitled to vote on the Special Resolution, each class of shares voting separately, and (ii) at least a majority of the votes cast by Minority Shareholders present in person or represented by proxy at the Meeting and entitled to vote on the Special Resolution. Brookfield has advised the Corporation that it will cause all Shares, NVE Shares and Preferred Shares beneficially owned by it to be voted in favour of the Special Resolution and will not dissent in respect of any of its Shares, NVE Shares or Preferred Shares. Brookfield is the direct and indirect holder of approximately 54.9% of the outstanding Shares and 100% of the outstanding NVE Shares, representing approximately 89% of the Corporation's common equity.

Expenses of the Proposed Transaction

The Corporation shall pay the costs of the Proposed Transaction including legal, accounting, filing and printing costs, the costs for the preparation of this Circular and fees paid to the members of the Independent Committee. The amount of such costs is expected to be approximately $500,000. The Corporation will also pay RBC's fees, which will be $350,000, and its out-of-pocket expenses incurred in connection with the preparation of the Valuation and Opinion.

Independent Committee of the Board

On April 28, 2003, the Board established the Independent Committee of the Board composed of Messrs. Nesbitt (Chairman), Jespersen and Davis, all of whom are independent of Brookfield and of management of each of Brookfield and the Corporation, to determine whether the Proposed Transaction is in the best interests of the Corporation and to recommend to the Board whether it should approve the Proposed Transaction and recommend that the Minority Shareholders vote in favour of the Special Resolution.

Deliberations and Recommendations of the Independent Committee

The Independent Committee engaged DWPV to provide it with independent legal advice in connection with the Proposed Transaction, including advice regarding the duties and responsibilities of the Independent Committee members and the application of Rule 61-501 and Policy Q-27 to the Proposed Transaction. The Independent Committee also engaged RBC to prepare the Valuation of the Shares and to provide the Fairness Opinion as to the fairness, from a financial point of view, of the consideration under the Proposed Transaction to the Minority Shareholders.

The Independent Committee met on a number of occasions between the date it was established and May 22, 2003, being the date that the Independent Committee delivered its formal report and recommendation to the Board, to consider the Proposed Transaction, to receive reports from RBC as to its ongoing valuation work and, ultimately, the results of its analysis, and to discuss in detail the approach taken by RBC to value the Shares in light of the requirements of Rule 61-501 and Policy Q-27. The Independent Committee and its advisors also contacted representatives of Brookfield and Management on a number of occasions to obtain additional information required by the Independent Committee in its consideration of the Proposed Transaction and to raise with Brookfield and Management the concerns of the Independent Committee with respect to certain terms of the Proposed Transaction. One of the principal concerns raised was Brookfield's announced intention to limit the number of Brookfield Shares issuable and the amount of cash payable pursuant to the Proposed Transaction to 1.55 million Brookfield Shares and $40.2 million in cash. Following negotiation, Brookfield agreed to remove these limits such that each Shareholder would be entitled to receive the form of consideration elected by it should the Proposed Transaction be completed.

On May 15, 2003, RBC presented to the Independent Committee the preliminary results of its ongoing valuation analysis. On May 22, 2003, the Independent Committee met with RBC and DWPV to receive the final Valuation and Fairness Opinion, the full text of which are attached as Appendix 5 to this Circular. RBC concluded that, as at May 22, 2003, the fair market value of the Shares was $32.50 to $38.00 per Share and that the consideration under the Proposed Transaction was inadequate, from a financial point of view, to the Minority Shareholders.

As a result of its deliberations and discussions with representatives of Brookfield and Management, DWPV and RBC, the Independent Committee believes that there are a number of factors that are important for a Minority Shareholder to consider in determining whether to approve the Proposed Transaction, as set out below.

1. The Valuation concludes that the fair market value of the Shares is in the range of $32.50 to $38.00 per Share.

2. The Fairness Opinion concludes that the consideration offered by Brookfield under the Proposed Transaction is inadequate, from a financial point of view, to the Minority Shareholders.

3. The Valuation was prepared in accordance with Rule 61-501 and Policy Q-27. Rule 61-501 and Policy Q-27 require that the Valuation be prepared on an "en bloc" basis and, accordingly, not include any downward adjustment to reflect:

   (a) the liquidity of the Shares (discussed below);

   (b) the effect of the Proposed Transaction on the Shares; or

   (c) the fact that the Shares do not form part of a controlling interest (such that the Valuation does not reflect any minority discount attributable to the fact that only 11% of the Corporation's non-preferred equity is owned by persons other than Brookfield).

4. Brookfield has a controlling interest in the Corporation. While the Independent Committee acknowledges that, in theory, a sale of the Corporation's business in an orderly fashion or an en bloc sale of all of the Shares to a third party or some other similar transaction could result in greater consideration being paid to Minority Shareholders than that offered under the Proposed Transaction, Brookfield has advised the Independent Committee that Brookfield regards the Corporation as a core holding and one of its principal operating units, and that Brookfield would not agree to any such en bloc sale or similar alternative transaction. Accordingly, the Independent Committee notes that the methodology required to be applied, and in fact applied, in the preparation of the Valuation may reflect a course of events that is unlikely to occur as a practical matter.

5. The Valuation is primarily based on RBC's determination of the net asset value of the Shares and the conclusion reached in the Fairness Opinion is based in part on a comparison of that net asset value to the market trading price of the Brookfield Shares. However, Brookfield management has advised the Independent Committee that the price offered in the Proposed Transaction was arrived at as a result of a comparison of the respective net asset values of the Corporation and Brookfield, which analysts have estimated to be in the range of US$19.00 to US$24.25 per Brookfield Share (Cdn.$27.55 to Cdn.$35.16 per Brookfield Share based on the exchange rate in effect on the date of the announcement of the Proposed Transaction) and Management estimates to be approximately Cdn.$35.00, rather than a comparison of net asset value to market price.

6. As a result of the removal of the limits on the forms of consideration available in the Proposed Transaction, the minimum value of the consideration being offered to Minority Shareholders is $27.83 per Share. This minimum value represents a premium of 5% above the closing price of the Shares on the TSX on April 25, 2003 (the last trading day before the Proposed Transaction was announced) and a 13% premium above the average closing price of the Shares on the TSX during the year then ended. In addition, Minority Shareholders will have the opportunity to elect to participate fully in any appreciation in the market price of the Brookfield Shares above $29.65 prior to the time at which they are required to elect the form of consideration they will receive in the Proposed Transaction. Since the Proposed Transaction was announced on April 28, 2003, the closing price of the Brookfield Shares on the TSX has ranged from $29.09 to $30.08 per Brookfield Share.

7. The Proposed Transaction provides Minority Shareholders with an opportunity to participate, on a tax deferred basis, in Brookfield's significantly larger market capitalization, higher trading volumes and internationally diversified real estate portfolio. Specifically:

   (a) the market capitalization of Brookfield's public float was approximately $2.4 billion as of April 25, 2003 compared to only $86.6 million for the Corporation;

   (b) Brookfield's average monthly trading volume on the TSX in 2002 was 2,983,120 Brookfield Shares compared to the Corporation's average monthly trading volume of only 92,091 Shares; and

   (c) unlike the Corporation, which has a real estate portfolio consisting only of Canadian assets, over 50% of Brookfield's real estate business is conducted in the United States.

8. As a practical matter, if the Proposed Transaction is not approved, Minority Shareholders interested in selling their Shares will be left with only two options: (i) sell the Shares into the market at the market price or (ii) sell the Shares to Brookfield in a private transaction.

9. Since the Proposed Transaction was announced on April 28, 2003, the closing price of the Shares on the TSX has ranged between $27.75 and $28.80. The closing price of the Shares on the TSX ranged between $25.25 and $26.50 in the 30 days prior to the date of announcement of the Proposed Transaction and between $21.01 and $26.50 in the six months prior to announcement. If the Proposed Transaction is not completed, there can be no assurance that the Shares will trade in the range within which they have traded since April 28, 2003 or in the range of values suggested in the Valuation.

10. Recent evidence suggests that the value of the consideration offered under the Proposed Transaction is at least equivalent to that which Minority Shareholders would receive in a private transaction with Brookfield. On April 25, 2003, Brookfield announced that it had acquired from an institutional investor in a private transaction 574,900 Shares for $27 per Share (subject to upward adjustment if the Proposed Transaction is completed at a price higher than $27 per Share) payable in securities that are retractable at the option of the holder for cash, or Brookfield Shares and shares of Brookfield Homes Corporation.

11. Whether or not the value of the consideration offered under the Proposed Transaction fully reflects the fundamental long-term value of the Corporation's assets, Minority Shareholders should be provided with an opportunity to vote on whether the Corporation proceeds with the Proposed Transaction.

12. Even if the Proposed Transaction is approved, Minority Shareholders may exercise their dissent rights under section 190 of the CBCA and will have the opportunity to receive the fair value of their Shares, in cash, through a court proceeding. In such proceedings, a court could determine that the fair value of the Shares is more than, equal to, or less than the value of the consideration offered under the Proposed Transaction.

On the basis of the foregoing, after giving careful consideration to the Valuation, the Fairness Opinion and the other factors identified above, the Independent Committee unanimously recommended that the Board of Directors approve the Proposed Transaction and recommend to the Minority Shareholders that they vote in favour of the Special Resolution.

Recommendation of the Board

After due consideration of the recommendations of the Independent Committee, the Board has determined that the Proposed Transaction is in the best interests of the Corporation.

In these circumstances, the Board unanimously recommends that the Shareholders and Preferred Shareholders vote in favour of the Special Resolution.

Valuation and Fairness Opinion of RBC to the Independent Committee

Under Rule 61-501 and Policy Q-27, the Corporation is required to obtain a formal valuation from a qualified and independent valuator as to the value or range of values of the Shares. Accordingly, pursuant to an engagement letter dated May 2, 2003 between the Corporation and RBC, RBC was engaged to prepare a formal valuation of the Shares and to provide RBC's opinion as to the fairness of the consideration under the Proposed Transaction, from a financial point of view, to the Minority Shareholders.

The full text of the Valuation and Fairness Opinion, which sets forth, among other things, the scope of RBC's review and the assumptions, limitations and methodologies relied upon by RBC in preparing the Valuation and Fairness Opinion, is included in Appendix 5 to this Circular. Shareholders are urged to read the Valuation and Fairness Opinion carefully and in their entirety.

In preparing the Valuation and Fairness Opinion, RBC reviewed certain publicly available information relating to the Corporation and Brookfield and other information furnished to RBC by the Corporation and Brookfield. RBC held discussions with Management regarding, among other things, the business, properties and financial position of the Corporation. RBC relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it by the Corporation. The Valuation and Fairness Opinion are conditional upon the completeness, accuracy and fair presentation of all such information. Subject to the exercise of its professional judgement, RBC did not attempt to independently verify the completeness, accuracy or fair representation of any of the information, data, advice, opinions and representations obtained by it from public sources or provided to it by the Corporation.

Valuation

RBC delivered the Valuation to the Independent Committee on May 22, 2003. RBC is of the opinion that, as at that date, the fair market value of the Shares is in the range of $32.50 to $38.00 per Share.

For purposes of the Valuation, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. RBC made no downward adjustment to the value of the Shares to reflect the liquidity of the Shares, the effect of the Proposed Transaction or the fact that the Shares held by the Minority Shareholders do not form part of a controlling interest.

The primary approach used by RBC in determining the range of fair market values for the Shares was an after-tax net asset value ("NAV") analysis which ascribes a separate value for each of the Corporation's major categories of assets and liabilities. As a test of the NAV range obtained, RBC reviewed precedent transactions involving public real estate entities, including an analysis of the implied capitalization rates of net operating income and implied multiples of funds from operations. RBC also reviewed the trading multiples of comparable public companies involved in the real estate industry generally, and office property companies in particular, but concluded that public company multiples implied values that were at or below NAV and precedent transaction values. Given the foregoing and that public company values generally reflect minority discount values rather than "en bloc" values, RBC did not rely on this methodology.

Fairness Opinion

RBC is also of the opinion that, as at May 22, 2003, the consideration under the Proposed Transaction is inadequate, from a financial point of view, to the Minority Shareholders.

In preparing the Fairness Opinion, RBC principally considered and relied upon (i) an assessment of the value per Share of the consideration under the Proposed Transaction, (ii) a comparison of the value per Share of the consideration under the Proposed Transaction to the range of fair market values of the Shares as determined in the Valuation and (iii) a comparison of the range of premiums offered under the Proposed Transaction to premiums paid in precedent Canadian going private transactions and in recent Canadian real estate transactions. RBC also determined for the reasons set forth in the Fairness Opinion included in Appendix 5 to the Circular that a valuation of the Brookfield Shares was not required and that it was most appropriate to use the then current market trading price of $29.50 per Brookfield Share for purposes of assessing the value per Share of the consideration under the Proposed Transaction to the extent payable in Brookfield Shares.

Prior Valuations and Intervening Events

To the knowledge of the Corporation and its directors and senior officers (after due inquiry), there are no prior valuations of the Corporation, its material assets or its securities made in the 24 months preceding the date of this Circular.

Brookfield has advised the Corporation that Brookfield has no knowledge of any undisclosed fact or change that could reasonably be expected to have a significant effect on the market price or value of the Shares or the Brookfield Shares.

Right to Dissent

Under the provisions of section 190 of the Act, a registered Shareholder or Preferred Shareholder is entitled to send to the Corporation a written objection to the approval of the Special Resolution. In addition to any other right Shareholders or Preferred Shareholders may have, when the Amalgamation becomes effective, a registered Shareholder or Preferred Shareholder who complies with the dissent procedure under section 190 of the Act (a "Dissenting Shareholder") is entitled to be paid in cash the fair value of the Shares or Preferred Shares held by him in respect of which he dissents, as fixed by a court and determined as at the close of business on the day before the Special Resolution is adopted.

The dissent procedure provided by section 190 of the Act is summarized in Appendix 3 hereto and the text of section 190 of the Act is set out in Appendix 4 hereto. Shareholders or Preferred Shareholders who may wish to dissent are referred to these Appendices. **A Shareholder or Preferred Shareholder may only exercise the right to dissent under section 190 of the Act in respect of Shares, NVE Shares or Preferred Shares which are registered in that Shareholder's or Preferred Shareholder's name.** Failure by a Dissenting Shareholder to adhere strictly to the requirements of section 190 of the Act may result in the loss of such Dissenting Shareholder's rights under that section.

In the event that a Shareholder or Preferred Shareholder fails to perfect or effectively withdraws that Shareholder's or Preferred Shareholder's claim under section 190 of the Act (including by failing to take any action required by section 190 of the Act within the specified time) or forfeits that Shareholder's or Preferred Shareholder's right to make a claim under section 190 of the Act (including by voting in favour of the Amalgamation or failing to submit a written notice of objection not later than the time of the Meeting) or his or her rights as a shareholder of the Corporation are otherwise reinstated, (a) each Share or NVE Share held by that Shareholder shall thereupon be deemed to have been exchanged as of the Effective Date for the $13/0.5 Brookfield Share Option, and (b) each Preferred Share held by that Preferred Shareholder shall thereupon be deemed to have been exchanged as of the Effective Date for one Parentco Class C Preferred Share of the appropriate series on the Amalgamation. Any Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares that are issued to Dissenting Shareholders after the Redemption Time or Exchange Time, as the case may be, shall be immediately redeemed or exchanged, as the case may be.

As of the Record Date, Brookfield directly or indirectly holds all of the issued and outstanding NVE Shares and 54.9% of the Shares, and has advised the Corporation that it does not intend to exercise its dissent rights in respect of any of the Shares, NVE Shares or Preferred Shares that it holds.

Transaction Consideration

Shares and NVE Shares

Shareholders (other than Subco and Dissenting Shareholders) have the following options for the form of Common Share Consideration that they will receive in the course of the Amalgamation in exchange for each Share and NVE Share that they hold:

(a) <u>Cash Option.</u> Shareholders may elect to receive $27.83 in cash for each Share and each NVE Share (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation);

(b) Share Option. Shareholders may elect to receive 0.9386 Brookfield Shares for each Share and each NVE Share (to be issued directly by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation);

(c) Combined Option. Shareholders may elect to receive for each Share and each NVE Share a combination of cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation) and a fraction of a Brookfield Share (to be issued by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation) to be specified by the Shareholder, such that the total of:

(A) the product of the fraction of a Brookfield Share received and $29.65; and

(B) the amount of cash received,

does not exceed $27.83; or

(d) $13/0.5 Brookfield Share Option. Shareholders may elect to receive 0.5 Brookfield Shares (to be issued by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation, as the case may be) and $13.00 cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation).

Any election made by a Shareholder (other than a Dissenting Shareholder and Subco) must be made in respect of all Shares and all NVE Shares held by that Shareholder. Certain Canadian and United States federal income tax implications of each of the Transaction Consideration options are discussed in greater detail in this Circular under the headings "Information Regarding Proposed Transaction — Certain Canadian Federal Income Tax Considerations" and "— Certain U.S. Federal Income Tax Implications".

Shareholders (other than Dissenting Shareholders and Subco) who fail to properly make an election in the Letter of Transmittal prior to the close of business on June 25, 2003 as to the consideration to be received for their Shares or their NVE Shares shall be deemed to have elected to receive the $13/0.5 Brookfield Share Option.

Shareholders who are non-residents of Canada for the purposes of the Tax Act must indicate that status in the Letter of Transmittal. Failure to do so may result in the notification and withholding provisions of section 116 of the Tax Act applying to the receipt of any Brookfield Shares by such Shareholders as Common Share Consideration.

Upon completion of the Amalgamation on the Effective Date, Shareholders electing to receive the Transaction Consideration will receive Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares, as the case may be. No share certificates representing Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares will be issued to those Shareholders upon completion of the Amalgamation. Certificates representing Shares and NVE Shares will be deemed to represent the Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares, as the case may be, received on the Amalgamation in accordance with the election (or deemed election) made by Shareholders in the appropriate Letter of Transmittal. Parentco Class A Redeemable Preferred Shares will be redeemed for cash and Parentco Class B Exchangeable Preferred Shares and Parentco Class D Redeemable Preferred Shares will be exchanged or redeemed, as the case may be, for Brookfield Shares at the Redemption Time or Exchange Time, as the case may be.

Preferred Shares

Preferred Shareholders will receive one Parentco Class C Preferred Share, of a series bearing terms and conditions identical in all material respects to the terms and conditions of the series of Preferred Shares held by each such Preferred Shareholder as follows:

(i) each issued and outstanding Preferred Share, series G will be exchanged for one Parentco Class C Preferred Share, series A,

(ii) each issued and outstanding Preferred Share, series J will be exchanged for one Parentco Class C Preferred Share, series B,

(iii) each issued and outstanding Preferred Share, series K will be exchanged for one Parentco Class C Preferred Share, series C,

(iv) each issued and outstanding Preferred Share, series M will be exchanged for one Parentco Class C Preferred Share, series D, and

(v) each issued and outstanding Preferred Share, series N will be exchanged for one Parentco Class C Preferred Share, series E.

No Fractional Shares

No fractional Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares will be issued to Shareholders or Preferred Shareholders as part of the Transaction Consideration received by a Shareholder or Preferred Shareholder. As a result, no fractional Brookfield Shares will be issued to Shareholders upon the exchange of the Parentco Class B Preferred Shares or upon the redemption of the Parentco Class D Redeemable Preferred Shares. In lieu of fractional Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares, a Shareholder or Preferred Shareholder who would otherwise receive a fraction of a Parentco Class A Redeemable Preferred Share, Parentco Class B Exchangeable Preferred Share, Parentco Class C Preferred Share or Parentco Class D Redeemable Preferred Shares as part of the total Transaction Consideration received by that Shareholder or Preferred Shareholder will receive a cash payment determined on the basis of $29.65 for each whole Parentco Class B Exchangeable Preferred Share, $29.65 for each whole Parentco Class D Redeemable Preferred Share and $1.00 for each whole Parentco Class A Redeemable Preferred Share.

Letter of Transmittal

An appropriate Letter of Transmittal is enclosed with this Circular for use by Shareholders and Preferred Shareholders for the surrender of certificates representing Shares, NVE Shares or Preferred Shares. The details for the surrender of such share certificates to the Depositary and the addresses of the Depositary are set out in the appropriate Letter of Transmittal. Provided that a Shareholder or Preferred Shareholder has delivered and surrendered to the Depositary all share certificates representing such Shareholder's Shares or NVE Shares or such Preferred Shareholder's Preferred Shares, together with a Letter of Transmittal duly completed and executed in accordance with the instructions on such form or in otherwise acceptable form, promptly thereafter, (provided that the Amalgamation has become effective) Parentco or Brookfield, as the case may be, shall cause the Depositary to send a cheque (in respect of the proceeds of the redemption of any Parentco Class A Redeemable Preferred Shares issued to that Shareholder), Brookfield Share certificates (in respect of any Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares issued to that Shareholder) or Parentco Class C Preferred Share certificates, as the case may be, representing the aggregate Transaction Consideration that the Shareholder or Preferred Shareholder elects (or is deemed to elect) and is entitled to receive.

Shareholders (other than Dissenting Shareholders and Subco) who fail to properly make an election in the appropriate Letter of Transmittal prior to the close of business on June 25, 2003 as to the consideration to be received for their Shares or NVE Shares shall be deemed to have elected to receive the $13/0.5 Brookfield Share Option.

Shareholders who are non-residents of Canada for the purposes of the Tax Act must indicate that status in the Letter of Transmittal. Failure to do so may result in the notification and withholding provisions of section 116 of the Tax Act applying to the receipt of any Brookfield Shares by such Shareholders as Common Share Consideration.

Lost Certificates

A Shareholder or Preferred Shareholder who has lost or misplaced the Shareholder's Share or NVE Share or the Preferred Shareholder's Preferred Share certificates should contact the Depositary as soon as possible. The Depositary will assist in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment of the Transaction Consideration in accordance with the Proposed Transaction.

Deadline for Surrender of Share Certificates

In order to receive the Transaction Consideration, Shareholders and Preferred Shareholders (other than Dissenting Shareholders and Subco) must duly complete, execute and deliver to the Depositary the appropriate Letter of Transmittal together with the certificate(s) representing Shares, NVE Shares or Preferred Shares, as the case may be, and such other additional documents as the Depositary may reasonably require, if any, prior to the close of business on June 25, 2003. **Shareholders (other than Dissenting Shareholders and Subco) who fail to properly make an election in the Letter of Transmittal prior to the close of business on June 25, 2003 as to the consideration to be received for their Shares or NVE Shares shall be deemed to have elected to receive the $13/0.5 Brookfield Share Option.** Shareholders (including those who choose to vote against the Proposed Transaction) who are not Dissenting Shareholders should complete and deliver a Letter of Transmittal prior to the close of business on June 25, 2003 if they do not wish to receive the $13/0.5 Brookfield Share Option. See also "Prescription Period" below.

Delivery Requirements

The method of delivery of certificates representing Shares, NVE Shares or Preferred Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person surrendering them. The Corporation recommends that such documents be delivered by hand to the Depositary, at one of its offices noted in the Letter of Transmittal, and a receipt obtained therefor, or if mailed, that registered mail, with return receipt requested, be used, and that proper insurance be obtained.

Shareholders holding Shares and NVE Shares and Preferred Shareholders holding Preferred Shares which are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their Shares or Preferred Shares, as the case may be.

Payment and Delivery of the Transaction Consideration

In order to receive the Transaction Consideration, a Shareholder or Preferred Shareholder must deliver to the Depositary the certificates representing such Shareholder's Shares, NVE Shares or Preferred Shareholder's Preferred Shares and such other additional documents as the Depositary may reasonably require, if any.

As soon as practicable after the Redemption Time and the Exchange Time, assuming due delivery of the required documentation, Brookfield will cause the Depositary to forward any Brookfield Share certificates or Parentco Class C Preferred Share certificates, as the case may be, to which a Shareholder or Preferred Shareholder is entitled by first class mail to the address of the Shareholder or Preferred Shareholder as shown on the register of shareholders maintained by the Corporation unless the Shareholder or Preferred Shareholder indicates to the Corporation that he or she wishes to pick up the Brookfield Share certificates or Parentco Class C Preferred Share certificates and/or cheque, as the case may be, representing the aggregate Transaction Consideration, in which case the Brookfield Share certificates or Parentco Class C Preferred Share certificates and/or cheque, as the case may be, will be available at the office of the Depositary for pick-up by such holder.

Such Brookfield Share certificates or Parentco Class C Preferred Share certificates and/or cheques will be issued in the name of the registered holder of the Shares, NVE Shares or Preferred Shares, as the case may be. In the event of a transfer of ownership of the Shares, NVE Shares or Preferred Shares which is not recorded in the Corporation's register of shareholders, the Transaction Consideration may be given to a transferee if the certificate representing such Shares, NVE Shares or Preferred Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. The mailing or delivery by the Depositary of any Brookfield Share certificates, Parentco Class C Preferred Share certificates or cheques, as the case may be, shall satisfy and discharge the payment obligations of Parentco or Brookfield, as the case may be, and the Depositary.

Parentco Class A Redeemable Preferred Shares will be redeemed for $1.00 in cash per Parentco Class A Redeemable Preferred Share at the Redemption Time. The procedure set out above will be followed in respect of the redemption proceeds, except that cheques instead of Brookfield Share certificates will be mailed to Shareholders.

Prescription Period

On the Effective Date, each Shareholder and Preferred Shareholder will be removed from the Corporation's register of shareholders, and until validly surrendered, the Share, NVE Share or Preferred Share certificate(s) held by such former holder will represent only the right to receive, upon such surrender, the Transaction Consideration and, if appropriate, any dividends declared by the Board of Directors for payment to shareholders of record on a date prior to the Effective Date, which remain unpaid as of the date of the Amalgamation. **Any certificate which prior to the Effective Date represented issued and outstanding Shares, NVE Shares or Preferred Shares which has not been surrendered, with all other instruments required by the Letter of Transmittal, on or prior to the date which is six years after the Effective Date will cease to represent any claim or interest of any kind or nature against or in Amalco, Parentco or the Depositary.**

Certain Canadian Federal Income Tax Considerations

In the opinion of Torys LLP, counsel to the Corporation, the following summaries fairly present the principal Canadian federal income tax consequences under the Tax Act of the Amalgamation, the redemption of Parentco Class A and Class D Redeemable Preferred Shares and the exchange of Parentco Class B Exchangeable Preferred Shares for Brookfield Shares generally applicable to Shareholders and Preferred Shareholders who, for the purposes of the Tax Act and at all relevant times, hold their Shares and Preferred Shares and who will hold their Parentco Class A and Class D Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares and Brookfield Shares as capital property and deal at arm's length with Brookfield, Parentco and the Corporation ("Holders"). Such shares generally will constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Holders whose shares might not otherwise qualify as capital property may be entitled, in certain circumstances, to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

These summaries are based on the current provisions of the Tax Act and the regulations issued thereunder (the "Regulations") and on counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). These summaries take into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), but do not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CCRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. These summaries do not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the "mark-to-market rules"). These summaries do not take into account the mark-to-market rules and Holders that are financial institutions for the purpose of those rules should consult their own tax advisers.

The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisers with respect to their particular circumstances.

Residents of Canada

The following summary is generally applicable to a Holder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty.

Disposition of Shares on Amalgamation

A Holder who, on the Amalgamation, exchanges Shares for Parentco Class A Redeemable Preferred Shares and/or Parentco Class B Exchangeable Preferred Shares, as the case may be, will realize neither a capital gain nor a capital loss on the exchange. The Holder will be considered to have disposed of the Shares for proceeds of disposition equal to their adjusted cost base to the Holder immediately before the Amalgamation and to have acquired the Parentco Class A Redeemable Preferred Shares and/or Parentco Class B Exchangeable Preferred Shares, as the case may be, at an aggregate cost equal to those proceeds of disposition. Where both Parentco Class A Redeemable Preferred Shares and Parentco Class B Exchangeable Preferred Shares are received, such cost will be allocated between such shares based on their relative fair market value. There will, however, be income tax consequences to the Holder on the redemption of the Holder's Parentco Class A Redeemable Preferred Shares, as discussed below. See also below for a description of the tax consequences of the exchange of Parentco Class B Exchangeable Preferred Shares for Brookfield Shares.

No capital gain or capital loss will be realized when a Holder's Preferred Shares, series G, Preferred Shares, series J, Preferred Shares, series K, Preferred Shares, series M or Preferred Shares, series N, as the case may be, are exchanged on the Amalgamation for Parentco Class C Preferred Shares, series A, Parentco Class C Preferred Shares, series B, Parentco Class C Preferred Shares, series C, Parentco Class C Preferred Shares, series D or Parentco Class C Preferred Shares, series E, as the case may be. The Holder's aggregate cost of each series of shares so received will be equal to the adjusted cost base immediately before the Amalgamation of the shares so exchanged for shares of that series. The Amalgamation, by itself, will not result in any change to the current treatment under the Tax Act of dividends received on the Preferred Shares.

Under the current administrative practice of the CCRA, a Holder who, on the Amalgamation, receives cash not in excess of $200 in lieu of a fraction of a Parentco Class A Redeemable Preferred Share or a Parentco Class B Exchangeable Preferred Share may either treat this amount as proceeds of disposition of a portion of a Share, thereby realizing a capital gain or capital loss, or, alternatively, may reduce his or her adjusted cost base of the Parentco Class A Redeemable Preferred Shares or Parentco Class B Exchangeable Preferred Shares, as the case may be, that the Holder receives on the Amalgamation by the amount of the cash received.

Redemption of Parentco Class A Redeemable Preferred Shares

On the redemption of Parentco Class A Redeemable Preferred Shares received by a Holder on the Amalgamation, the Holder will be considered to have disposed of such shares for proceeds of disposition equal to $1 per share and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the Holder's cost of the Parentco Class A Redeemable Preferred Shares, determined as described above. The income tax treatment of such gain or loss is discussed below. No deemed dividend will arise on the redemption of a Holder's Parentco Class A Redeemable Preferred Shares.

Exchange of Parentco Class B Exchangeable Preferred Shares for Brookfield Shares

Where a Holder exchanges Parentco Class B Exchangeable Preferred Shares with Brookfield for Brookfield Shares, except where the Holder has, in the Holder's return of income for the taxation year in which the exchange occurs, included in computing the Holder's income for that year any portion of the gain or loss, otherwise determined, from the disposition of Parentco Class B Exchangeable Preferred Shares, the Holder will be considered to have disposed of such Parentco Class B Exchangeable Preferred Shares for proceeds of disposition equal to the adjusted cost base to the Holder of such Parentco Class B Exchangeable Preferred Shares immediately before the exchange and to have acquired Brookfield Shares at a cost for tax purposes equal to that amount.

For purposes of determining a Holder's adjusted cost base of Brookfield Shares acquired in exchange for the Parentco Class B Exchangeable Preferred Shares, the cost of such shares, determined as described above, will be averaged with the Holder's adjusted cost base of all other Brookfield Shares held by the Holder as capital property immediately before the acquisition.

Disposition of Brookfield Shares

On the disposition of Brookfield Shares, a Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Holder's adjusted cost base of the Brookfield Shares so disposed.

Dissenting Shareholders

Under the current administrative practice of the CCRA, Holders who exercise their right of dissent in respect of the Amalgamation should be considered to have disposed of their Shares or Preferred Shares for proceeds of disposition equal to the amount paid to them for such shares less the amount of any interest awarded by the court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) their adjusted cost base of such shares. Any interest awarded to a Dissenting Shareholder will be included in the Dissenting Shareholder's income. Because of uncertainties under the relevant legislation, Dissenting Shareholders should consult their own tax advisers in this regard.

Taxation of Capital Gains and Losses

A Holder who, as described above, realizes a capital gain or a capital loss on the disposition of the Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Brookfield Shares, as the case may be, will generally be required to include in income one-half of any such capital gain ("taxable capital gain") and may apply one-half of any such capital loss ("allowable capital loss") against taxable capital gains in accordance with the detailed rules in the Tax Act. Generally, allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year in accordance with the detailed rules of the Tax Act.

If the Holder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such share may be reduced by the amount of certain dividends which have been received, or are deemed to have been received, on the share or in the case of a disposition of a share received on the Amalgamation, on the share exchanged therefor, in accordance with detailed provisions of the Tax Act. Holders should consult their tax advisers for specific information regarding the application of these provisions.

A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6⅔% refundable tax on certain investment income, including taxable capital gains.

The realization of a capital gain or loss by an individual (including most trusts) may affect the individual's liability for alternative minimum tax under the Tax Act.

<u>*Non-Residents of Canada*</u>

The following summary is generally applicable to a Shareholder or Preferred Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty is neither resident nor deemed to be resident in Canada and who does not use or hold, and is not deemed by the Tax Act to use or hold, the Shares, Preferred Shares, Parentco Class A Redeemable Preferred Shares or Parentco Class D Redeemable Preferred Shares or Brookfield Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Non-Resident Holders should consult their own tax advisers for advice with respect to any foreign tax consequences.

Shareholders who are non-residents of Canada for the purposes of the Tax Act must indicate that status in the Letter of Transmittal. Failure to do so may result in the notification and withholding provisions of section 116 of the Tax Act applying to the receipt of any Brookfield Shares by such Shareholders as Common Share Consideration.

Realization of Capital Gains (or Capital Losses)

A Non-Resident Holder will not realize a capital gain (or capital loss) on the disposition of the Non-Resident Holder's Shares or Preferred Shares on the Amalgamation. A Non-Resident Holder will realize a capital gain (or capital loss) on the redemption of Parentco Class A Redeemable Preferred Shares or the disposition of the Brookfield Shares to the same extent, and computed in the same way, as described above for a resident of Canada in respect of the same transactions. On the redemption of Parentco Class D Redeemable Preferred Shares, a Non-Resident Holder will be considered to have disposed of such shares for proceeds of disposition equal to the fair market value at the time of redemption of the Brookfield Shares received on the redemption and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the Non-Resident Holder's cost of the Parentco Redeemable Class D Preferred Shares. No deemed dividend will arise on the redemption of a Non-Resident Holder's Parentco Class D Redeemable Preferred Shares.

Canadian Taxation of Capital Gains

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the redemption of Parentco Class A Redeemable Preferred Shares or Parentco Class D Redeemable Preferred Shares or the disposition of Brookfield Shares, as the case may be, unless the shares so disposed of are "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder.

Generally, such shares of a Non-Resident Holder will not be "taxable Canadian property" of the Non-Resident Holder unless, at any time during the five year period immediately preceding the disposition, 25% or more of the issued shares of any class of the relevant corporation were held by the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with persons with whom he did not deal at arm's length, or the shares are deemed to be "taxable Canadian property". Parentco Class A Redeemable Preferred Shares, Parentco Class C Preferred Shares or Parentco Class D Redeemable Preferred Shares received on the Amalgamation will be "taxable Canadian property" of the Non-Resident Holder if the Shares or Preferred Shares, as the case may be, exchanged therefor were "taxable Canadian property". In addition, the Parentco Class A Redeemable Preferred Shares or Parentco Class D Redeemable Preferred Shares will be "taxable Canadian property" if, as a consequence of the Amalgamation, 25% or more of all Parentco Class A Redeemable Preferred Shares or Parentco Class D Redeemable Preferred Shares, as the case may be, issued on the Amalgamation belong to the Non-Resident Holder, persons with whom he does not deal at arm's length, or the Non-Resident Holder together with persons with whom he does not deal at arm's length, or if the redemption of the shares is not carried out within 60 days of the Amalgamation. **Since it is not possible to predict at this time the number of Parentco Class A Redeemable Preferred Shares or Parentco Class D Redeemable Preferred Shares that will be issued on the Amalgamation, Non-Resident Holders should consult their own tax advisers as to whether they should elect to receive Parentco Class A Redeemable Preferred Shares or Parentco Class D Redeemable Preferred Shares on the Amalgamation.**

Non-Resident Holders should consult their own tax advisers with respect to the Canadian tax consequences, including the effects thereon of the provisions of any income tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence, of disposing of "taxable Canadian property" if, based on the above summary, their Shares are or may be "taxable Canadian property" or if they contemplate electing to receive Parentco Class D Redeemable Preferred Shares on the Amalgamation.

Dissenting Shareholders

Where Non-Resident Holders receive interest consequent upon the exercise of their dissent rights, such amount will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. If the Shares or Preferred Shares are not listed on the TSX at the time of disposition by a Non-Resident Holder who is a Dissenting Shareholder, the Shares or Preferred Shares, as the case may be, will be taxable Canadian property and such Dissenting Shareholder may realize a capital gain which will be subject to Canadian tax unless exempt under the terms of an applicable income tax treaty. In addition, if the Shares or Preferred Shares are not so listed at the time of disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to such Non-Resident Holder. Non-Resident Holders who intend to dissent should consult their own tax advisors.

Certain U.S. Federal Income Tax Considerations

In the opinion of Torys LLP, counsel to the Corporation, the following summary discusses the material U.S. federal income tax consequences of the Amalgamation and the ownership of Brookfield Shares and Parentco Class C Preferred Shares to U.S. Holders (as defined below). For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Shares, NVE Shares, Preferred Shares, Brookfield Shares or Parentco Class C Preferred Shares that is (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income tax, regardless of its source, (iv) a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (v) any other person that is subject to U.S. federal income tax on his, her or its worldwide income.

This discussion is based upon the U.S. Internal Revenue Code of 1986, Treasury regulations, administrative rulings and judicial decisions currently in effect, any of which may be subject to change, possibly with retroactive effect. The discussion assumes that U.S. Holders hold their Shares, NVE Shares or Preferred Shares and will hold their Brookfield Shares or Parentco Class C Preferred Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of its personal investment circumstances or to U.S. Holders subject to special treatment under the U.S. federal income tax laws such as certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currency, persons that hold their Shares, NVE Shares or Preferred Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a functional currency other than the U.S. dollar, investors in pass-through entities and U.S. Holders who acquired their Shares, NVE Shares or Preferred Shares through the exercise of options or otherwise as compensation. Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws.

No ruling has been sought from the United States Internal Revenue Service with respect to any of the U.S. federal income tax consequences of the Amalgamation or any of the matters discussed below, and, as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

Shareholders and Preferred Shareholders are urged to consult their own tax advisers regarding the specific tax consequences to them of the Amalgamation and the ownership of Brookfield Shares or Parentco Class C Preferred Shares, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in their particular circumstances.

The Amalgamation

General

For U.S. federal income tax purposes, the U.S. Holders' exchange of Shares and NVE Shares for Parentco Class A Redeemable Preferred Shares or Parentco Class D Redeemable Preferred Shares, and the subsequent redemption of Parentco Class A Redeemable Preferred Shares and Parentco Class D Redeemable Preferred Shares for cash and Brookfield Shares, respectively, should be treated as a single transaction in which Shares and NVE Shares are exchanged for cash proceeds or Brookfield Shares.

A U.S. Holder that receives cash in exchange for its Shares or NVE Shares will generally recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received, determined hereinafter in U.S. dollars, by such U.S. Holder, and (ii) the U.S. Holder's adjusted tax basis, determined hereinafter in U.S. dollars, in its Shares or NVE Shares, as the case may be. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder held its Shares or NVE Shares for more than one year at the Redemption Time. In the case of non-corporate U.S. Holders, long-term capital gains are subject to a maximum U.S. federal income tax rate of 20%. There are limits on the deductibility of capital losses. The capital gain or loss recognized by a U.S. Holder will generally be income from sources within the United States for foreign tax credit purposes. Proposed legislation has been introduced in the U.S. Congress that would reduce the tax rate on long-term capital gains of non-corporate taxpayers. It is uncertain whether, and in what form, any such proposed legislation will be enacted.

A U.S. Holder that receives Brookfield Shares or Parentco Class C Preferred Shares in exchange for its Shares, NVE Shares or Preferred Shares, will generally recognize capital gain or loss in an amount equal to the difference between (i) the aggregate fair market value, determined hereinafter in U.S. dollars, of Brookfield Shares or Parentco Class C Preferred Shares received by such U.S. Holder plus the U.S. dollar amount of any cash received in lieu of fractional shares of Brookfield Shares, and (ii) the U.S. Holder's adjusted tax basis in its Shares, NVE Shares or Preferred Shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder held its Shares, NVE Shares or Preferred Shares for more than one year at the Effective Date. In the case of non-corporate U.S. Holders, long-term capital gains are subject to a maximum U.S. federal income tax rate of 20%. There are limits on the deductibility of capital losses. The capital gain or loss recognized by a U.S. Holder will generally be income from sources within the United States for foreign tax credit purposes. Proposed legislation has been introduced in the U.S. Congress that would reduce the tax rate on long-term capital gains of non-corporate taxpayers. It is uncertain whether, and in what form, any such proposed legislation will be enacted.

Dissenting U.S. Holders

A U.S. Holder that is a Dissenting Shareholder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the cash received by such U.S. Holder and the U.S. Holder's adjusted tax basis, in its Shares, NVE Shares or Preferred Shares. Such gain or loss will generally be capital gain or loss (and, in the case of a U.S. Holder that held its Shares, NVE Shares or Preferred Shares for more than one year at the time of the exchange, will generally be long-term capital gain or loss), except with respect to interest which will be ordinary income. U.S. Holders that are Dissenting Shareholders should consult their tax advisers regarding the tax consequences of payments received as a result of exercising dissent rights, including the availability of foreign tax credits for any Canadian withholding taxes on any interest.

Ownership of Brookfield Shares or Parentco Class C Preferred Shares

U.S. Holder's Tax Basis and Holding Period

The tax basis of the Brookfield Shares or Parentco Class C Preferred Shares received by a U.S. Holder will be equal to the fair market value of such shares at the Effective Date. The holding period for such shares will begin on the day after the Effective Date.

Distributions

U.S. Holders receiving distributions (including constructive distributions) on the Brookfield Shares or Parentco Class C Preferred Shares will be required to include in gross income for U.S. federal income tax purposes as a taxable dividend the U.S. dollar value of the gross amount of such distributions, to the extent paid out of current or accumulated earnings and profits of Brookfield or Parentco, respectively, as determined under U.S. federal income tax principles, without reduction for any Canadian income tax withheld from such distributions. Distributions in excess of the earnings and profits of Brookfield or Parentco, as the case may be, generally will be treated, for U.S. federal income tax purposes, first, as a nontaxable return of capital to the extent of the U.S. Holder's adjusted tax basis in Brookfield Shares or Parentco Class C Preferred Shares, and then as gain from the sale or exchange of a capital asset. Dividends received on the Brookfield Shares or Parentco Class C Preferred Shares generally will not be eligible for the corporate dividends received deduction.

Foreign Tax Credit

Canadian income tax paid by, or withheld from distributions to, a U.S. Holder with respect to the ownership of Brookfield Shares or Parentco Class C Preferred Shares may be credited, subject to certain limitations, against such U.S. Holder's U.S. federal income tax liability, or, alternatively, may be deducted in computing the U.S. federal taxable income of a U.S. Holder who itemizes deductions. The availability of the foreign tax credit and the application of various limitations on the credit are fact specific and U.S. Holders of Brookfield Shares or Parentco Class C Preferred Shares are urged to consult their own tax advisers regarding foreign tax credit considerations applicable to their individual circumstances.

Disposition of Brookfield Shares or Parentco Class C Preferred Shares

A U.S. Holder will generally recognize capital gain or loss on the disposition of its Brookfield Shares or Parentco Class C Preferred Shares equal to the difference between the amount realized by the U.S. Holder (i.e., the amount of cash plus the fair market value of any property received), and (ii) the U.S. Holder's adjusted tax basis in the Brookfield Shares or Parentco Class C Preferred Shares, as the case may be. Such capital gain or loss will be long-term capital gain or loss if the Brookfield Shares or Parentco Class C Preferred Shares were held by the U.S. Holder for more than one year at the time of disposition. In the case of non-corporate U.S. Holders, long-term capital gains are subject to a maximum U.S. federal income tax rate of 20%. There are limits on the deductibility of capital losses. Capital gains or losses recognized by a U.S. Holder on a disposition of Brookfield Shares or Parentco Class C Preferred Shares will generally be income from sources within the United States for foreign tax credit limitation purposes. Proposed legislation has been introduced in the U.S. Congress that would reduce the tax rate on long-term capital gains of non-corporate taxpayers. It is uncertain whether, and in what form, any such proposed legislation will be enacted.

Exchange of Amounts in Non-U.S. Currency

Any Canadian dollars received by a U.S. Holder (including a U.S. Holder that is a Dissenting Shareholder) in connection with the Amalgamation or on the disposition of Brookfield Shares or Parentco Class C Preferred Shares will generally have a tax basis equal to their U.S. dollar value, determined by reference to the spot currency exchange rate on the date on which such U.S. Holder determines the U.S. dollar value of its amount realized with respect to the underlying transaction in accordance with such U.S. Holder's method of accounting. Any Canadian dollars which are received by a U.S. Holder in respect of dividends on the Brookfield Shares or Parentco Class C Preferred Shares should have a tax basis equal to their U.S. dollar value, determined by reference to the spot currency exchange rate on the date of receipt. A U.S. Holder who does not immediately convert such Canadian dollars into U.S. dollars will recognize an exchange gain or loss on the subsequent disposition of the Canadian dollars in an amount equal to the difference, if any, between the amount realized on such disposition and such U.S. Holder's adjusted tax basis in the Canadian dollars. Such gain or loss will be characterized as ordinary income or loss. Such income or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. The determination of foreign currency gains and losses is fact specific and U.S. Holders are urged to consult their own tax advisers regarding foreign currency considerations applicable to their individual circumstances.

Passive Foreign Investment Company Status

The Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by U.S. persons with respect to, and dispositions of, stock of a passive foreign investment company ("PFIC"). A foreign corporation will be treated as a PFIC if 75% or more of its gross income is passive income or if 50% or more of the average value of its assets produce, or are held for the production of, passive income. Brookfield believes that neither Brookfield nor the Corporation is or has been a PFIC. Brookfield expects that Brookfield, Parentco and the Corporation will conduct their respective affairs in such a manner so that none of Brookfield, Parentco and the Corporation will be classified as a PFIC in any succeeding taxable year. No assurance can be provided, however, that Brookfield, Parentco or the Corporation will not be classified as a PFIC in the future.

Backup Withholding and Information Reporting

Backup withholding tax at a rate not to exceed 30% may apply to payments of cash made within the United States to a non-corporate U.S. Holder in lieu of fractional shares of Brookfield Shares, to Dissenting Shareholders, and to payments of distributions on, and the proceeds of the disposition of, Brookfield Shares and Parentco Class C Preferred Shares within the United States, unless the U.S. Holder provides its taxpayer identification number and certifies that the number is correct, or properly certifies that it is awaiting a taxpayer identification number, or otherwise establishes an exemption. Backup withholding is not an additional tax. Amounts so withheld can be refunded or credited against the U.S. federal income tax liability of the U.S. Holder, provided the appropriate information is forwarded to the Internal Revenue Service.

In addition, information reporting requirements generally will apply to payments of dividends on, and the proceeds of the sale or other disposition of, Brookfield Shares and Parentco Class C Preferred Shares to U.S. Holders, other than certain exempt recipients.

OTHER SPECIAL BUSINESS

Amendment of Articles to Decrease Number of Directors

The Board of Directors has reviewed the current composition of the board and believes it would be desirable to reduce the number of directors from seven to six.

Holders of Shares are asked to pass the Number of Directors Resolution in the form of the resolution attached as Appendix 1 to this Circular approving an amendment to the articles of the Corporation. Approval of the resolution will require the affirmative vote of two-thirds of the votes cast. In addition, the provisions of the Act concerning cumulative voting provide that the number of directors may not be decreased if the votes cast against the motion to decrease would be sufficient to elect a director and such votes could be voted cumulatively at an election at which the same total number of votes were cast and the number of directors required by the articles (*i.e.* seven) were then being elected.

On any ballot that may be called for on the Number of Directors Resolution, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the Shares represented by such proxy are entitled in favour of the Number of Directors Resolution, unless the Shareholder who has given such proxy has directed that the Shares be voted against the Number of Directors Resolution.

ANNUAL BUSINESS

Appointment of Auditor

Management proposes that Deloitte & Touche LLP, Chartered Accountants of Toronto, Ontario, be re-appointed as auditor of the Corporation and that the directors be authorized to fix the remuneration of the auditor. Deloitte & Touche have served as auditor of the Corporation since 1996. The resolution to appoint Deloitte & Touche as auditor must be passed by a simple majority of the votes cast either in person or by proxy. For the fiscal year ended December 31, 2002, the Corporation paid Deloitte & Touche $347,000: $87,500 relating to the audit of the Corporation's consolidated financial statements, and $259,500 relating to the audits of certain individual assets to support tenant, lender and joint venture agreements.

Election of Directors

The Board of Directors has proposed an amendment of the articles of the Corporation to decrease the number of directors from seven to six (see "Other Special Business — Amendment of Articles to Decrease Number of Directors"). If the amendment is approved, six directors will be elected at the Annual and Special Meeting of Shareholders. Of the current directors Mr. C. Kent Jespersen is not standing for re-election as a director. The persons listed in the table below are the nominees proposed by the Board of Directors for election by holders of common shares as directors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The election of directors is conducted by cumulative voting as described below.

Under cumulative voting, each holder of Shares entitled to vote at an election of directors has a right to cast a number of votes equal to the number of votes attached to the Shares held by such shareholder, multiplied by the number of directors to be elected by the holders of Shares (six directors, if the Number of Directors Resolution is Approved), and such shareholder may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. The enclosed form of proxy provides for the Shares represented thereby to be voted either for the election of the directors or withheld from voting for the directors. A shareholder that indicates that his or her Shares are to be voted for the election of directors (or who does not provide instructions with respect to the election of directors) will have his or her votes distributed equally among all of the nominees described in this Circular unless additional nominees for election are nominated from the floor at the Meeting so that the total number of nominees exceed the number of directors to be elected at the Meeting. **In this case, the cumulative voting rights attached to proxies in favour of Management will be voted**

(in the absence of specific instructions from the shareholder) in accordance with the best judgment of the person voting the proxy in such a manner as to maximize the number of unrelated directors elected at the Meeting. Management is not aware of any intention of any person to nominate additional persons as directors. If a holder of Shares desires to distribute votes otherwise than as described herein, such holder of Shares must do so personally at the Meeting, or by another form of proxy.

On any ballot that may be called for the election of directors by the holders of Shares, the persons named in the enclosed form of proxy intend to cast the votes to which the Shares represented by such proxy are entitled equally among all the proposed nominees whose names are set forth below except those, if any, excluded by the holder of Shares in the proxy, or unless the holder of Shares who has given such proxy has directed that the Shares be withheld from voting in the election of directors.

Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason before the Meeting, the management representatives designated in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.

The table below lists the nominees for director, together with their principal occupations, their dates of first election as directors and the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by such nominees.

Name and Municipality of Residence	Office and Principal Occupation	Year First Elected A Director	Common Shares
1. David D. Arthur Toronto, Ontario	President and Chief Executive Officer, BPO Properties Ltd.	1998	None
2. Richard B. Clark[(1)] New York, New York	President and Chief Executive Officer, Brookfield Properties Corporation	2002	None
3. The Hon. William G. Davis[(2)] Brampton, Ontario	Counsel, Torys LLP	1998	None
4. Robert J. Harding[(2)] Toronto, Ontario	Chairman of the Board, BPO Properties Ltd. and Chairman, Brascan Corporation (Property, financial and power company)	1999	None
5. Robert J. McGavin[(3)] Aurora, Ontario	Corporate Director	1999	None
6. Michael F.B. Nesbitt[(2)(3)] Winnipeg, Manitoba	Chairman, Montrose Mortgage Corporation Ltd.	2000	None

Notes:

(1) Richard Clark has held the position of President and Chief Executive Officer of Brookfield since February 2002, prior to which he held various senior positions within Brookfield including President and Chief Executive Officer, US Commercial Operations during 2000 and 2001, and Executive Vice President from 1996 to 2000.

(2) Member of Nominating and Governance Committee.

(3) Member of Audit Committee.

Shareholder Proposals For Next Year's Annual Meeting

The Act permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2004 is February 21, 2004.

INFORMATION REGARDING EXECUTIVE COMPENSATION

The following disclosure regarding compensation of directors, senior officers and executive officers of the Corporation is included as required by applicable corporate and securities law.

Directors' Compensation

The Board of Directors currently consists of seven members. Each director receives a retainer of $15,000 per annum and a fee of $1,000 per board or committee meeting attended. A committee chairman receives an additional $5,000 per annum to reflect the substantial commitment of time and experience. In 2002, the directors of the Corporation received an aggregate of $103,500 in retainer and attendance fees.

Executive Compensation

No cash compensation was paid or is payable by the Corporation or its subsidiaries to executive officers of the Corporation in their capacities as such during or in respect of the financial year ended December 31, 2002. Effective January 1, 2001, the employment arrangements of all employees, including executive officers, were replaced pursuant to the terms of a management services agreement whereby Brookfield provides management and administrative services to the Corporation. See "Management Arrangements".

Management Arrangements

The Corporation is a party to a management services agreement made as of January 1, 2001 with Brookfield, the principal shareholder of the Corporation, under which Brookfield provides day-to-day management and administrative services to the Corporation including management resources, human resources, computer services and legal and development services. The independent members of the Board of Directors reviewed and approved this management services agreement. The annual fee for these services is $4.6 million and has resulted in a net savings when compared to the Corporation's prior administrative expenses.

Indebtedness of Directors, Executive Officers and Senior Officers of the Corporation

As of the date of this Circular, no officer, director, employee or former officer, director or employee of the Corporation or any associate of any such person, is or has been indebted to the Corporation at any time since January 1, 2002.

Five Year Total Shareholder Return Comparison

The chart below compares the yearly change in the Corporation's cumulative total shareholders' return on the Corporation's common shares against the cumulative total shareholders' return of the TSX 300 Total Return Index for the five years commencing December 31, 1997 and ending December 31, 2002 (the "Index Return"). The chart is based on the assumption that $100 was invested in the Corporation's common shares and in the TSX 300 Total Return Index on December 31, 1997 and that dividends were reinvested.

Comparison of 5-Year Cumulative Total Shareholder Return on Common Shares of the Corporation and the TSX Total Return Index


300
200
100
0
1997
1998
1999
2000
2001
2002
BPO Properties Ltd.
TSX 300 Index

BPO Properties Ltd.	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**
BPO Properties Common Shares	100	51.43	52.00	57.14	76.19	97.14
TSX 300 Index	100	98.42	129.63	139.23	121.73	106.59

Dividend Policy

In 2002, the Corporation paid $11.0 million of Preferred Share dividends ($17.9 million in 2001; $20.8 million in 2000). The Corporation's current intention is to retain the balance of earnings for reinvestment. As a result, it is not expected that dividends will be paid on Shares or NVE Shares at the current time.

Directors' And Officers' Liability Insurance

During 2002, a Directors' and Officers' liability insurance policy in favour of Directors and Officers of the Corporation and subsidiaries was in place. The policy provides for a limit of liability of $50 million per loss and per policy year. The policy was purchased for an annual premium of $109,500.

PRICE RANGE AND TRADING VOLUMES FOR THE SHARES

The Shares are traded on the TSX. The combined volume of trading and price ranges of the Shares on the TSX are set forth in the following table for the periods indicated.

Month	Price per Share High	Low	Average[1]	Volume
May 1 to May 21, 2003	$29.15	$27.75	$28.36	108,854
April	28.05	25.50	27.54	129,855
March	26.15	25.25	25.66	34,729
February	26.25	25.30	25.59	26,593
January 2003	25.80	25.00	25.40	27,164
December 2002	25.75	24.00	25.11	112,622
November	24.75	21.50	22.84	52,053
October	23.25	20.51	21.72	99,856
September	23.50	23.00	23.15	44,021
August	24.45	22.15	23.27	48.068
July	25.25	21.99	24.05	107,898
June	28.10	23.26	24.68	203,612
May	28.05	26.55	27.58	61,371
April 2002	27.15	23.40	25.70	65.562

Note:

(1) Volume weighted average of trading prices.

The average monthly trading volume during 2002 of the Shares was 92,091 Shares. The weighted average trading price of the Shares in 2002 was $23.86. The closing price of the Shares on the TSX on April 25, 2003, the last date on which the Shares traded prior to the first announcement of the Proposed Transaction, was $26.50.

PRICE RANGE AND TRADING VOLUMES FOR THE PREFERRED SHARES

Preferred Shares, series G

The Preferred Shares, series G are traded on the TSX. The combined volume and price ranges of the Preferred Shares, series G are set forth in the following table for the periods indicated.

Month	Price per Share High	Low	Average[1]	Volume
May 1 to May 21, 2003	$17.00	$15.26	$15.89	19,600
April	17.00	14.95	15.74	314,100
March	17.00	15.25	16.01	1,028,800
February	16.85	16.50	16.82	243,651
January 2003	17.00	15.05	15.43	404,790
December 2002	16.20	14.25	15.04	7,240
November	16.50	15.00	15.52	41,140
October	17.10	16.10	16.51	354,100
September	17.25	16.50	17.03	1,400
August	17.35	16.70	16.86	1,900
July	17.75	17.00	17.09	17,300
June	18.20	17.01	17.81	11,550
May	18.20	17.95	18.08	6,000
April 2002	18.50	17.75	17.85	24,650

Note:

(1) Volume weighted average of trading prices.

The average monthly trading volume during 2002 of the Preferred Shares, series G was 65,659.16 shares. The weighted average trading price of the Preferred Shares, series G in 2002 was $16.40. The closing price of the Preferred Shares, series G on the TSX on April 25, 2003, was $15.75.

Preferred Shares, series J

The Preferred Shares, series J are traded on the TSX. The combined volume and price ranges of the Preferred Shares, series J are set forth in the following table for the periods indicated.

	Price per Share			
Month	High	Low	Average[1]	Volume
May 1 to May 21, 2003	$15.75	$15.10	$15.33	42,100
April	16.00	15.00	15.49	710,600
March	17.35	15.00	15.97	2,304,700
February	16.90	15.90	16.49	129,750
January 2003	16.00	14.75	15.08	219,700
December 2002	15.90	15.25	15.54	1,600
November	16.10	16.00	16.00	85,400
October	16.50	16.00	16.35	1,056,200
September	18.00	17.00	17.24	2,100
August	17.50	17.50	17.50	1,400
July	17.75	17.75	17.75	35,200
June	18.35	17.75	18.34	278,815
May	18.50	18.05	18.29	3,760
April 2002	18.50	17.70	17.83	29,950

Note:

(1) Volume weighted average of trading prices.

The average monthly trading volume during 2002 of the Preferred Shares, series J was 254,654.33 shares. The weighted average trading price of the Preferred Shares, series J in 2002 was $16.60. The closing price of the Preferred Shares, series J on the TSX on April 25, 2003, was $16.00.

Preferred Shares, series M

The Preferred Shares, series M are traded on the TSX. The combined volume and price ranges of the Preferred Shares, series M are set forth in the following table for the periods indicated.

	Price per Share			
Month	High	Low	Average[1]	Volume
May 1 to May 21, 2003	$15.50	$15.30	$15.30	2,900
April	16.50	15.00	15.49	201,400
March	16.75	15.00	15.67	1,064,300
February	16.35	15.25	15.84	770
January 2003	16.00	15.25	15.32	12,400
December 2002	16.00	13.50	15.75	24,900
November	16.50	16.00	16.50	60,500
October	16.60	16.00	16.60	390,900
September	17.85	16.00	16.64	1,900
August	17.50	17.00	17.13	400
July	18.49	18.49	18.49	20,000
June	18.49	17.90	17.90	130,300
May	17.95	17.85	17.88	400
April 2002	18.00	17.85	18.00	20,500

Note:

(1) Volume weighted average of trading prices.

The average monthly trading volume during 2002 of the Preferred Shares, series M was 124,658.33 shares. The weighted average trading price of the Preferred Shares, series M in 2002 was $16.80. The closing price of the Preferred Shares, series J on the TSX on April 25, 2003 was $15.10.

PRICE RANGE AND TRADING VOLUMES FOR THE BROOKFIELD SHARES

The Brookfield Shares are traded on the TSX and the NYSE. The combined volume of trading and price ranges of the Brookfield Shares on the TSX are set forth in the following table for the periods indicated.

	Price per share			
Month	**High**	**Low**	**Average[1]**	**Volume**
May 1 to May 21, 2003	$30.23	$28.97	$29.63	1,474,830
April	30.60	28.80	29.58	3,956,678
March	29.74	26.90	27.93	2,351,970
February	28.90	27.10	27.98	3,270,699
January 2003	30.19	26.40	28.22	2,385,490
December 2002	31.35	28.58	29.74	4,519,063
November	30.59	27.75	29.45	1,343,882
October	30.80	27.75	28.77	4,253,056
September	32.00	29.25	30.91	4,750,992
August	32.00	30.38	31.17	1,372,615
July	32.00	26.80	30.13	2,486,912
June	32.17	30.51	31.25	2,782,712
May	32.65	30.26	31.26	3,498,383
April 2002	32.00	30.25	30.98	3,166,000

Note:

(1) Volume weighted average of trading prices.

The closing price of the Brookfield Shares on the TSX on May 21, 2003, was $29.50. The average monthly trading volume during 2002 of the Brookfield Shares was 2,983,120 Brookfield Shares. The closing price of the Brookfield Shares on the TSX on April 25, 2003, the last date prior to the first announcement of the Proposed Transaction, was $29.65.

INTEREST OF PERSONS IN THE MATTERS TO BE ACTED UPON AT THE MEETING

No director or senior officer of the Corporation nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting, except for any interest arising from the direct or indirect ownership of Shares, NVE Shares or Preferred Shares where the holder of any of those securities receives no extra or special benefit or advantage not shared on a pro rata basis by all holders of Shares, NVE Shares or Preferred Shares and except for the effect of the "going private transaction", pursuant to which Brookfield and its subsidiaries shall become, after the Redemption Date, the holders of all the common and preferred shares of Amalco and the holders of all the common shares of Parentco.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The Corporation has retained the services of Brookfield for the property management of some of its office and retail properties under contracts based on the fair market value of the services provided by Brookfield. The fees paid in connection with these services totalled $5.9 million in 2002. See "Information Regarding Executive Compensation — Management Arrangements".

The Corporation had a demand deposit of $125 million with a subsidiary of Brascan, Brookfield's principal shareholder, as at December 31, 2002, which earns interest at prime. The Corporation also had a demand deposit of $549 million with Brookfield as at December 31, 2002, which earns interest at prime.

Except as disclosed herein, no director or senior officer of the Corporation and, to the knowledge of the directors and senior officers of the Corporation, after reasonable inquiry, none of their respective associates nor any person who beneficially owns or exercises control or discretion over more than 10% of the outstanding Shares, has any interest in any material contract to which the Corporation is a party.

Messrs. Richard Clark and David Arthur, directors of the Corporation, are also directors of Brookfield. Messrs. David Arthur and Steven Douglas, officers of the Corporation, are also officers of Brookfield.

CORPORATE GOVERNANCE PRACTICES

The Corporation recognizes that sound corporate governance practices promote and protect the interests of its shareholders while enhancing the environment in which the Corporation carries on its business activities. The following describes the Corporation's current corporate governance practices as approved by the Board of Directors.

The Corporation's Board of Directors oversees the management of the Corporation's business and affairs. The Board supervises management's activities and monitors its performance. All major decisions of the Corporation are approved by the Board. Two committees have been constituted by the Board with prescribed mandates described below. The main functions of the Board are to: approve the Corporation's business plan and oversee its implementation; approve all major investment and asset management decisions of the Corporation; monitor the Corporation's governance practices and implement necessary changes; ensure that the business risks of the Corporation are properly identified and managed; ensure that an adequate system of internal controls exists to safeguard the assets of the Corporation and support comprehensive financial reporting; establish and monitor the Corporation's code of conduct; monitor performance objectives and undertake succession planning for senior management; and oversee corporate communications including the review and approval of communications with shareholders through quarterly and annual financial statements and the annual report.

The Board's expectations of management are established as part of the Corporation's annual strategic planning process and are measured as part of that process and again in connection with more specific performance appraisals.

The Board meets at least once in each quarter, with additional meetings when appropriate. The Board and committees are entitled to meet without management at their discretion and are entitled to engage outside advisers in circumstances they consider appropriate.

Communications from shareholders and other interested parties are directed to an investor relations representative who responds with the guidance of senior management. The Corporation also maintains a web site providing access to information on the Corporation.

Board Composition

The Board is currently composed of seven directors, the majority of which are unrelated directors. The President and Chief Executive Officer is an inside director of the Corporation. On the current Board, the six non-management "outside directors" reflect the interests of the Corporation's shareholders. Two outside directors, including the Corporation's non-executive Chairman, are unrelated to the Corporation but have relationships with Brookfield, owner of approximately 54.9% of the Shares and 100% of the NVE Shares. Four outside directors are unrelated and independent of any interests or relationships with Brookfield. The Board believes that this composition reflects an appropriate and effective balance of interests between the major shareholder and other shareholders. All directors are elected to exercise independent judgement on all issues concerning the Corporation.

Board Committees

The Corporation has constituted two committees with prescribed mandates summarized below.

The Nominating and Governance Committee is responsible for the identification and selection of prospective directors and matters relating generally to corporate governance. In addition, the Committee is mandated to consider and make recommendations to the Board in relation to Board effectiveness, the size of the Board and the level of directors' fees. The Corporation provides new directors with background materials for orientation. Matters with potential conflicts of interest are reviewed and approved by independent directors. The Nominating and Governance Committee is composed of three persons, two of whom are outside directors independent of Brookfield and one who is not. During 2002, the Committee members were The Honourable William G. Davis, Robert J. Harding and Michael F.B. Nesbitt.

The Audit Committee is mandated to monitor the Corporation's financial reporting and internal controls and is composed of three persons, two of whom are outside directors independent of Brookfield and one of whom is not. The Committee may, at its discretion, engage in direct communications with the Corporation's Chief Financial Officer and external auditors. During 2002, the Committee members were Michael F.B. Nesbitt, C. Kent Jespersen and Robert J. McGavin.

EFFECT OF THE AMALGAMATION ON MARKETS AND LISTINGS

Upon the Effective Date, it is intended that the Shares and Preferred Shares, series G, J and M will be delisted from the TSX, but that the Parentco Class C Preferred Shares, series A, B and D be listed on the TSX in substitution for the Preferred Shares, series G, J and M. The TSX has conditionally approved the listing of the Brookfield Shares and Parentco Class C Preferred Shares, series A, B and D issuable pursuant to the Proposed Transaction, subject to Brookfield fulfilling all the requirements of the TSX. Brookfield is applying to list the additional Brookfield Shares issuable pursuant to the Transaction Consideration on the NYSE.

INFORMATION CONCERNING BROOKFIELD

The information contained in this Circular concerning Brookfield, Parentco and Subco was supplied by the management of Brookfield at the request of the Corporation. With respect to this information, the Board of Directors of the Corporation has relied exclusively upon Brookfield.

Brookfield Corporation

Brookfield owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 50 commercial properties and development sites totalling 45 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield also manages over 130 million square feet of space. Brookfield is committed to building shareholder value by investing in quality assets and intensively managing each of its properties to increase cashflows and maximize return on capital.

Brookfield owns its assets directly and indirectly through partnerships and equity investments, including: (i) a 100% common share interest in Brookfield Properties Ltd. (Ontario) (formerly Brookfield Commercial Properties Ltd.), a commercial property investment company, which primarily owns large Class A office properties located in central business districts in Toronto, Denver and Minneapolis; (ii) a 98% interest in Brookfield Financial Properties, L.P. (formerly World Financial Properties, L.P.), a New York-based Delaware partnership which owns large Class A office properties, primarily in Lower and Midtown Manhattan and Boston; (iii) an 89% equity (representing 54.9% of the voting securities and 100% of the non-voting securities) interest in the Corporation.

Brookfield was formed under the Act on September 5, 1978 to continue the company which was incorporated in 1923. The articles of Brookfield have been amended from time to time to change its capital structure and name, and on May 7, 1996, the articles of Brookfield were amended to change the name of Brookfield to Brookfield Properties Corporation. Brookfield's registered head office is P.O. Box 770, Suite 330, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3. However, Brookfield operates head offices in both New York and Toronto.

Recent Developments

On August 1, 2002, Brookfield sold a 50% interest in the 2.7 million square foot Bankers Hall Complex in Calgary to British Columbia Investment Management Corporation. This transaction generated net proceeds of approximately US$72 million, net of non-recourse debt on the property, based on a sale price of US$193 million.

On September 9, 2002, Brookfield announced that it had acquired a 51% interest in Three World Financial Center in Lower Manhattan on September 5, 2002 from Lehman Brothers Holdings for US$158 million. The remaining 49% interest continues to be owned by American Express. Brookfield has the exclusive right to occupy 1.2 million square feet of space in Three World Financial Center. Although this space is currently vacant, management believes that Brookfield will be able to lease the space. Brookfield is not entitled to the rents attributable to American Express' space. While Brookfield has guaranteed the acquisition financing, Brookfield intends to refinance this 51% interest with non-recourse permanent financing upon securing tenants for this space.

On September 25, 2002, Brookfield issued eight million Class AAA Preference Shares, Series F at $25 per Class AAA Preference Share, Series F for gross proceeds of $200 million.

On October 29, 2002, the board of directors of Brookfield approved the special distribution of Brookfield's U.S. residential home building business, Brookfield Homes Corporation ("Brookfield Homes"). Brookfield common shareholders of record on January 2, 2003, received a special distribution equivalent to one-fifth of a Brookfield Homes share for each Brookfield common share that they owned. Brookfield Homes commenced trading on the NYSE under the symbol "BHS" on January 7, 2003. The value of the special dividend, based on a book value of US$323 million of equity, was US$2.00 per Brookfield Share and resulted in a reduction in the stated value of Brookfield's common equity of US$323 million, as approved by Brookfield's shareholders on December 16, 2002. Brookfield has not retained any common share ownership of Brookfield Homes, however, it retains a $98 million subordinated note receivable maturing on December 31, 2005 which bears interest at 10%.

In March 2003, Brookfield refinanced One World Financial Center with a US$300 million, three-year first mortgage credit facility provided by Deutsche Bank Securities which is recourse to Brookfield. The previous US$402 million mortgage carried an interest rate of 7.51% and a maturity of November 2003. The new floating rate financing is set at LIBOR plus 2%, which translates to an initial coupon of approximately 3.34% based on current rates. This financing provides maximum operating and leasing flexibility to address the opportunities and challenges presented by the renewal of Lower Manhattan. One World Financial Center, a 40-story, 1.6 million square foot tower, is fully leased.

During the first quarter of 2003, Brookfield acquired 1,802,700 million common shares of the company at an average price of US$18.47 per share. Subsequent to March 31, 2003, Brookfield has acquired a further 1,879,900 shares at an average price of US$20.08 per share. This brings the total number of shares repurchased since the inception of Brookfield's normal course issuer bid in 1999 to approximately 9.4 million.

On April 28, 2003, Brookfield proposed the Amalgamation described in this Circular. Having recently acquired 574,500 shares of the Corporation in a private transaction with an institutional investor, Brookfield's equity interest in the Corporation is now 89%.

Material Changes in Share and Loan Capital Structure

Except as described above under "Recent Developments", there have been no material changes in the share and loan capital of Brookfield on a consolidated basis since January 1, 2002.

Details of Brookfield Shares and Brookfield Preferred Shares

Share Capital

There are currently three authorized classes of preference shares of Brookfield, as follows:

Class A Preference Shares — 6,312,000 authorized

- 2,050,000 Class A preference shares, Series A authorized, of which 2,050,000 are issued and outstanding; and
- 4,262,000 Class A preference shares, Series B authorized, of which 4,262,000 are issued and outstanding.

Class AA Preference Shares — 3,600,000 authorized (formerly 6,000,000 authorized, of which 2,400,000 shares have been issued and redeemed)

- 2,000,000 Class AA preference shares, Series E authorized, of which 2,000,000 are issued and outstanding.

Class AAA Preference Shares — unlimited authorized

- 3,000,000 Class AAA preference shares, Series A authorized, of which 3,000,000 are issued and outstanding;
- 3,000,000 Class AAA preference shares, Series B authorized, of which 3,000,000 are issued and outstanding;
- 3,000,000 Class AAA preference shares, Series C authorized, of which 3,000,000 are issued and outstanding;
- 3,000,000 Class AAA preference shares, Series D authorized, of which 3,000,000 are issued and outstanding;
- 12,000,000 Class AAA preference shares, Series E authorized, of which 8,000,000 are issued and outstanding, and
- 8,000,000 Class AAA preference shares, Series F authorized, of which 8,000,000 are issued and outstanding.

There are currently no authorized Class AA preference shares, Series A, B, C and D, as all authorized preference shares of each of these series were issued and subsequently redeemed and are no longer issuable. There are an unlimited number of common shares authorized, of which 156,922,662 Brookfield Shares are issued and outstanding as of May 21, 2003.

Brookfield Shares

Brookfield Shares have the following rights, privileges, restrictions and conditions:

Ranking

Dividends

The holders of the Brookfield Shares are entitled to receive any dividends declared thereon by the board of directors of Brookfield.

Voting

The holders of Brookfield Shares are entitled to receive notice of and to attend all shareholders' meetings and for all purposes will be entitled to one vote for each Brookfield Share held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield or any other distribution of assets of Brookfield among its shareholders by way of return of capital, the holders of Brookfield Shares will be entitled to receive, after distribution to the holders of the Class A preference shares, the Class AA preference shares, the Class AAA preference shares and any other ranking prior to the Brookfield Shares, the remaining property of Brookfield.

Auditors, Transfer Agent and Registrar

The auditors of Brookfield are Deloitte & Touche LLP, Chartered Accountants, Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2V1. The transfer agent and registrar for the Brookfield Shares is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

Documents Incorporated by Reference

The following documents of Brookfield filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

(a) Annual Information Form of Brookfield dated May 20, 2003;

(b) management's discussion and analysis for the year ended December 31, 2002, included as pages 17 through 35 of the 2002 Annual Report of Brookfield;

(c) audited comparative consolidated financial statements of Brookfield and the notes thereto for the financial year ended December 31, 2002, together with the report of the auditors thereon, found at pages 36 through 57 of the 2002 Annual Report of Brookfield;

(d) unaudited comparative consolidated financial statements of Brookfield contained in the interim reports to shareholders for the period ended March 31, 2003;

(e) Management Information Circular of Brookfield dated March 3, 2003 in connection with the 2003 Annual Meeting of Shareholders, other than the sections entitled "Report of the Human Resources and Compensation Committee", "Performance Graph" and "Corporate Governance"; and

(f) a material change report of Brookfield dated November 7, 2002 regarding the spin-out by Brookfield of Brookfield Homes Corporation.

Any documents of Brookfield of the type referred to above (excluding confidential material change reports) together with any material change reports filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

INFORMATION CONCERNING PARENTCO

Parentco, a subsidiary of Brookfield, was incorporated under the Act on May 2, 2003, solely for the purpose of implementing the Proposed Transaction. The registered office of Parentco is Suite 330, 181 Bay Street, Toronto, Ontario, M5J 2T3. The authorized capital of Parentco consists of an unlimited number of common shares, an unlimited number of Class A Redeemable Preferred Shares, an unlimited number of Class B Exchangeable Preferred Shares, an unlimited number of Class D Redeemable Preferred Shares and an unlimited number of Class C Preferred Shares. As of the date hereof, Parentco's only material asset is all of the outstanding securities of Subco. On or prior to the Effective Date, Brookfield will subscribe for common shares of Parentco with cash and Brookfield Shares sufficient to redeem the Parentco Class A Redeemable Preferred Shares and Parentco Class D Redeemable Preferred Shares. Parentco has no liabilities.

Details of Parentco Preferred Shares

The following description of the preferred shares of Parentco is qualified entirely by reference to the full text of the terms of the preferred shares of Parentco in Schedule A to the Amalgamation Agreement, attached to this Circular as Appendix 2.

Parentco Class A Redeemable Preferred Shares

Each Parentco Class A Redeemable Preferred Share to be issued on the Amalgamation will be redeemed at the Redemption Time for $1 in cash. Each Parentco Class A Redeemable Preferred Share issued after the Redemption Time will be redeemed immediately for $1 in cash.

Parentco Class B Exchangeable Preferred Shares

Each Parentco Class B Exchangeable Preferred Share to be issued on the Amalgamation will be exchanged at the Exchange Time for one Brookfield Share, to be issued directly by Brookfield. Each Parentco Class B Exchangeable Preferred Share issued after the Exchange Time will be exchanged immediately for one Brookfield Share to be issued directly by Brookfield.

Parentco Class C Preferred Shares

The terms and conditions of the Parentco Class C Preferred Shares are identical in all material respects to the terms and conditions of the Preferred Shares.

Parentco Class D Redeemable Preferred Shares

Each Parentco Class D Redeemable Preferred Share to be issued on the Amalgamation will be redeemed at the Redemption Time for one Brookfield Share. Each Parentco Class D Redeemable Preferred Share issued after the Redemption Time will be redeemed immediately for one Brookfield Share.

INFORMATION CONCERNING SUBCO

Subco, a wholly-owned subsidiary of Parentco, was incorporated under the Act on May 2, 2003, solely for the purpose of implementing the Proposed Transaction. The registered office of Subco is Suite 330, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3. The authorized capital of the Subco consists of an unlimited number of common shares and an unlimited number of class A preferred shares of which 100 common shares are issued and outstanding. At the Effective Date, Subco's only material asset will be 3,772,248 Shares and 21,652,001 NVE Shares. Subco has no liabilities.

Subco has not entered into any material contracts. The only material contract which Subco proposes to enter into is the Amalgamation Agreement among Subco, the Corporation, Parentco and Brookfield, a copy of which is attached as Appendix 2 to this Circular.

LEGAL MATTERS

Torys LLP, counsel to the Corporation, has provided legal advice upon certain corporate and securities and tax law matters in connection with the Proposed Transaction.

As of May 22, 2003, the partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of the outstanding securities of any class of securities of the Corporation or of Brookfield.

Exemption Orders

For the purposes of complying with the securities legislation in certain provinces, applications for prospectus and registration exemptions may be filed with the applicable securities commissions in connection with the Proposed Transaction. Orders are expected to be granted by these securities commissions before the date of the Meeting.

For the purpose of complying with the securities legislation in the Province of Québec, an application for a prospectus exemption is being filed with the QSC contemporaneously with the mailing of this Circular, in connection with the issuance of the Parentco Class A Redeemable Preferred Shares, the Parentco Class B Exchangeable Preferred Shares, the Parentco Class C Preferred Shares, the Parentco Class D Redeemable Preferred Shares, the Amalco Common Shares, the Brookfield Shares and the transfer of Brookfield Shares on the redemption of the Parentco Class D Redeemable Preferred Shares on the Effective Date. The Corporation anticipates that an order with respect to this application will be granted prior to the Meeting. **If the QSC raises any objection which requires a material change to the Proposed Transaction, the Corporation will advise Shareholders and Preferred Shareholders.**

Eligibility for Investment

In the opinion of Torys LLP, counsel to the Corporation, at the Effective Date, Brookfield Shares, Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares, Parentco Class C Preferred Shares and Parentco Class D Redeemable Preferred Shares received as part of the Transaction Consideration would not be prohibited, subject to general investment provisions and, in certain cases, subject to prudent investment requirements and additional requirements relating to investment or lending policies or goals, under or by the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)

In addition, in the opinion of Torys LLP, at the Effective Date, the Brookfield Shares will be and, provided any series of the Parentco Class C Preferred Shares are listed on a prescribed stock exchange in Canada, the Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares, Parentco Class C Preferred Shares and Parentco Class D Redeemable Preferred Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan.

ADDITIONAL INFORMATION REGARDING THE CORPORATION — DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

(a) Annual Information Form of the Corporation dated May 20, 2003;

(b) management's discussion and analysis for the year ended December 31, 2002, included as pages 5 through 10 of the 2002 Annual Report of the Corporation;

(c) audited comparative consolidated financial statements of the Corporation and the notes thereto for the financial years ended December 31, 2002 and 2001, together with the report of the auditors thereon, found at pages 11 through 20 of the 2002 Annual Report of the Corporation;

(d) unaudited comparative consolidated financial statements of the Corporation contained in the interim reports to shareholders for the periods ended March 31, 2003; and

(e) material change report of the Corporation dated May 1, 2003 regarding this proposed Amalgamation.

Any documents of the Corporation of the type referred to above (excluding confidential material change reports) together with any material change reports filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

AVAILABILITY OF PUBLIC DISCLOSURE DOCUMENTS

Copies of the documents incorporated by reference into this Circular under the headings "Information Concerning Brookfield — Documents Incorporated by Reference" and "Additional Information Regarding the Corporation — Documents Incorporated by Reference" may be obtained on request without charge from the Secretary of the Corporation, Suite 330, P.O. Box 762, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3 (Telephone (416) 363-9491).

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT AND REPORT

A registration statement on Form F-8 and a report on Form CB have been filed with the United States Securities and Exchange Commission ("SEC") under the U.S. Securities Act of 1933 relating to the Amalgamation. In addition to this Circular and its Appendices, the following documents have been filed with the SEC as a part of the registration statement and report of which this Circular forms a part: (i) the documents listed above under "Additional Information Regarding the Corporation — Documents Incorporated by Reference" and under "Information Concerning Brookfield — Documents Incorporated by Reference", (ii) with respect to the Form F-8 only, consents of accountants and counsel, (iii) with respect to the Form F-8 only, the powers of attorney pursuant to which amendments to the Form F-8 may be signed, and (iv) the letters of transmittal and proxies sent to Shareholders and Preferred Shareholders.

APPROVAL AND CERTIFICATE

The contents and sending of the Circular have been approved by the Board of Directors of the Corporation. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario on May 22, 2003.

DAVID D. ARTHUR President and Chief Executive Officer	STEVEN J. DOUGLAS Senior Vice-President and Chief Financial Officer

APPENDIX 1

BPO PROPERTIES LTD.

SPECIAL RESOLUTION

RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The amalgamation (the "Amalgamation") of BPO Properties Ltd. (the "Corporation") and 4162897 Canada Limited ("Subco") upon the terms and conditions set forth in the form of amalgamation agreement (the "Amalgamation Agreement") among the Corporation, Subco and 4162862 Canada Limited ("Parentco") substantially in the form of the agreement attached as Appendix 2 to the management proxy circular of the Corporation dated May 22, 2003 (the "Circular"), is hereby approved;
2. The Amalgamation Agreement is hereby approved;
3. The board of directors of the Corporation is hereby authorized to revoke this resolution at any time prior to the Amalgamation becoming effective without further approval of the shareholders of the Corporation and to determine not to proceed with the Amalgamation; and
4. Any one or more officers and directors of the Corporation is hereby authorized to take any and all such other steps or actions as may be reasonably necessary or appropriate in connection with the Amalgamation, including, without limitation, actions to amend, extend, waive conditions of or terminate the Amalgamation Agreement and to execute and deliver for and in the name of and on behalf of the Corporation, whether under corporate seal or not, all such other certificates, instruments, agreements, documents and notices, including articles of amalgamation, to take such further actions, as, in such person's opinion, may be necessary or appropriate to carry out the purposes and intent of the foregoing resolutions.

SPECIAL RESOLUTION TO REDUCE NUMBER OF DIRECTORS

RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The articles of the Corporation be amended to decrease the number of the directors from seven to six; and
2. Any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver articles of amendment, in duplicate, to the director under the *Canada Business Corporations Act* and to execute all documents and to do all things as in the opinion of such person may be necessary or desirable in connection with the foregoing.
3. The board of directors of the Corporation is hereby authorized to revoke this resolution at any time prior to the reduction in number of directors becoming effective without further approval of the shareholders of the Corporation and to determine not to reduce the number of directors of the Corporation to six; and

APPENDIX 2

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is dated as of the • th day of • , 2003

AMONG:

BPO PROPERTIES LTD., a corporation amalgamated under the *Canada Business Corporations Act*

(hereinafter referred to as the "Corporation")

— and —

4162897 CANADA LIMITED, a corporation incorporated under the *Canada Business Corporations Act*

(hereinafter referred to as "Subco")

— and —

4162862 CANADA LIMITED, a corporation incorporated under the *Canada Business Corporations Act*

(hereinafter referred to as "Parentco")

RECITALS:

(A) The Corporation and Subco have agreed to amalgamate pursuant to the *Canada Business Corporations Act* and upon the terms and conditions hereinafter set forth;

(B) The authorized capital of the Corporation consists of an unlimited number of Shares, an unlimited number of priority preferred shares, an unlimited number of Preferred Shares issuable in series, 300,000 senior preferred shares and an unlimited number of NVE Shares of which, as of the date hereof, 6,867,566 Shares, 21,652,001 NVE Shares and 6,253,500 Preferred Shares are issued and outstanding;

(C) The authorized capital of Subco consists of an unlimited number of common shares and Class A preferred shares, of which, as of the date hereof, 100 common shares are issued and outstanding;

(D) The Corporation, Parentco and Subco have each made disclosure to the other parties of their respective assets and liabilities; and

(E) It is desirable that this amalgamation be effected.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

1. Interpretation

In this Agreement:

"$13/0.5 Brookfield Share Option" means the Common Share Consideration to be paid in respect of Shareholders who have elected or are deemed to have elected to receive consideration consisting of 0.5 Parentco Class B Exchangeable Preferred Shares or 0.5 Parentco Class D Redeemable Preferred Shares, as the case may be, and 13.00 Parentco Class A Redeemable Preferred Shares for each Share or NVE Share held by that Shareholder;

"Act" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended;

"Affiliate" means an affiliated body corporate within the meaning of section 2(2) of the Act;

"Agreement" means this amalgamation agreement, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this agreement;

"Amalco" means the corporation continuing as a result of the Amalgamation;

"Amalco Class A Preferred Shares" means the Class A Preferred Shares in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A;

"Amalco Common Shares" means the common shares of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A;

"Amalgamating Corporations" means the Corporation and Subco;

"Amalgamation" means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

"Brookfield Shares" means the common shares of Brookfield;

"Business Day" means any day other than a Saturday, Sunday or civic or statutory holiday in the City of Toronto, Ontario;

"Cash Option" means the Common Share Consideration to be paid in respect of Shareholders who have elected to receive consideration consisting entirely of 27.83 Parentco Class A Redeemable Preferred Shares for each Share or NVE Share held by that Shareholder;

"Combined Option" means the Common Share Consideration to be paid in respect of Shareholders who have elected to receive consideration consisting of a combination of Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares, as the case may be, and Parentco Class A Redeemable Preferred Shares, but does not include the Common Share Consideration to be paid pursuant to the $13/0.5 Brookfield Share Option;

"Common Share Consideration" means the consideration to be paid in respect of Shareholders (other than Subco and Dissenting Shareholders) whether it be Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares, as the case may be, or Parentco Class A Redeemable Preferred Shares or a combination thereof;

"Dissenting Shareholder" means a registered Shareholder or Preferred Shareholder who, in connection with the Special Resolution which approves and adopts this Agreement, has exercised the right to dissent pursuant to section 190 of the Act in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his or her Shares or Preferred Shares, as the case may be, in cash;

"Effective Date" means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation;

"Eligible Shareholder" means a Shareholder who has not indicated in its Letter of Transmittal that it is a non-resident of Canada for the purposes of the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Suppl.);

"Exchange Time" means 5:00 p.m. on the Effective Date;

"Letter of Transmittal" means the appropriate letter of transmittal and election form accompanying the Corporation's management proxy circular dated May 22, 2003, to be completed by registered holders of Shares, NVE Shares and Preferred Shares;

"Meeting" means the annual and special meeting of Shareholders to be held on June 18, 2003 to conduct the Corporation's regular annual business and, among other things, to consider, and if deemed advisable, approve, with or without amendment, the Special Resolution which approves and adopts this Agreement and any adjournments thereof;

"Minority Shareholders" means all holders of Shares and NVE Shares other than Brookfield, Subco, Parentco and any other persons related to Brookfield, Subco or Parentco;

"NVE Shares" means the non-voting equity shares of the Corporation;

"NYSE" means the New York Stock Exchange;

"Paid-up Capital" means paid-up capital as defined in the *Income Tax Act* (Canada);

"Parentco" means 4162862 Canada Limited, a subsidiary of Brookfield holding all of the outstanding shares of Subco;

"Parentco Class A Redeemable Preferred Shares" means the Class A Redeemable Preferred Shares in the capital of Parentco having the rights, privileges, restrictions and conditions set forth in Schedule A;

"Parentco Class B Exchangeable Preferred Shares" means the Class B Exchangeable Preferred Shares in the capital of Parentco having the rights, privileges, restrictions and conditions set forth in Schedule A;

"Parentco Class C Preferred Shares" means the Class C Preferred Shares in the capital of Parentco having the rights, privileges, restrictions and conditions set forth in Schedule A;

"Parentco Class D Redeemable Preferred Shares" means the Class D Redeemable Preferred Shares in the capital of Parentco having the rights, privileges, restrictions and conditions set forth in Schedule A;

"Preferred Shareholder" means a holder of Preferred Shares;

"Preferred Share Consideration" means the Parentco Class C Preferred Shares to be issued to Preferred Shareholders (other than Subco and Dissenting Shareholders) as consideration on the Amalgamation;

"Preferred Shares" means preferred shares of the Corporation, issued in series;

"Record Date" means May 15, 2003, the record date for the Meeting;

"Redemption Time" means 5:00 p.m. on the Effective Date;

"Share Option" means the Common Share Consideration to be paid in respect of Shareholders who have elected to receive consideration consisting entirely of 0.9386 Parentco Class B Exchangeable Preferred Shares or 0.9386 Parentco Class D Redeemable Preferred Shares, as the case may be, for each Share or NVE Share held by that Shareholder;

"Shareholder" means a holder of Shares or NVE Shares;

"Shares" means the common shares of the Corporation;

"Special Resolution" means the special resolution of the Shareholders and Preferred Shareholders concerning the Amalgamation to be considered at the Meeting;

"Subco" means 4162897 Canada Limited, a subsidiary of Parentco;

"Subco Common Shares" means the common shares of Subco;

"Subco Class A Preferred Shares" means the Class A preferred shares of Subco; and

"Transaction Consideration" means the Common Share Consideration and Preferred Share Consideration.

Words and phrases used but not defined in this Agreement and defined in the Act shall have the same meaning in this Agreement as in the Act unless the context or subject matter otherwise requires.

2. Agreement to Amalgamate

The Amalgamating Corporations hereby agree to amalgamate as of the Effective Date and to continue as one corporation on the terms and conditions set out in this Agreement.

3. Name

Amalco shall have a numbered name and Parentco shall change its name to BPO Properties Ltd. following the Effective Date.

4. Registered Office

The registered office of Amalco shall be Suite 330, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2V1.

5. Authorized Capital

Amalco is authorized to issue an unlimited number of Amalco Common Shares and an unlimited number of Amalco Class A Preferred Shares. Parentco is authorized to issue an unlimited number of Parentco common shares, an unlimited number of Parentco Class A Redeemable Preferred Shares, an unlimited number of Parentco Class B Exchangeable Preferred Shares, an unlimited number of Parentco Class D Redeemable Preferred Shares and an unlimited number of Parentco Class C Preferred Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of Parentco shall be as described in Schedule A to this Agreement. The rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as described in Schedule B to this Agreement.

6. Private Company Restrictions

Effective immediately upon Brookfield, any one or more of its subsidiaries, or any combination thereof becoming the only holders of all of the securities of Amalco:

(i) the right to transfer shares of Amalco shall be restricted in that no share shall be transferred except with the consent of the board of directors of Amalco, to be expressed either by a resolution passed at a meeting of the board of directors or by an instrument or instruments in writing signed by all the directors; and

(ii) the number of shareholders of Amalco, exclusive of persons who are in its employment or the employment of an affiliate and exclusive of persons who, having been formerly in the employment of Amalco were, while in that employment, and have continued after the termination of that employment to be, shareholders of Amalco, shall be limited to not more than thirty-five. Two or more persons who are the joint registered owners of one or more shares shall be counted as one shareholder.

Any invitation to the public to subscribe for securities of Amalco is prohibited. For the purposes hereof, the issuance of Amalco Class A Preferred Shares and Amalco Common Shares upon the Amalgamation shall not constitute an invitation to the public to subscribe for securities of Amalco.

7. Restrictions on Business

There shall be no restrictions on the business which Amalco is authorized to carry on.

8. Number of Directors

The board of directors of Amalco shall, until otherwise changed in accordance with the Act, consist of a minimum of one and a maximum of twelve directors. The number of directors of Amalco shall initially be four. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, provided that the number of additional directors shall be within the maximum and minimum number of directors as set out above and in the articles of Amalco, as amended from time to time.

9. Initial Directors

The first directors of Amalco shall be the persons whose names and residential addresses appear below:

Name	Municipality of Residence	Resident Canadian?
David D. Arthur	Toronto, Ontario	Yes
Richard B. Clark	New York, New York	No
Robert J. Harding	Toronto, Ontario	Yes
Steven J. Douglas	Mississauga, Ontario	Yes

Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.

10. By-Laws

The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of the Corporation, except that the first year end of Amalco shall be December 31, 2003.

11. Amalgamation

On the Effective Date:

(a) each issued and outstanding Share and NVE Share (other than those held by Dissenting Shareholders and Subco) will be exchanged, at the option of the holder (in respect of all that holder's Shares), for:

(i) 27.83 Parentco Class A Redeemable Preferred Shares;

(ii) in the case of Shareholders who are Eligible Shareholders, 0.9386 Parentco Class B Exchangeable Preferred Shares, or in the case of Shareholders who are not Eligible Shareholders, 0.9386 Parentco Class D Redeemable Preferred Shares;

(iii) a combination of Parentco Class A Redeemable Preferred Shares and a fraction of a Parentco Class B Exchangeable Preferred Share, in the case of Eligible Shareholders, or a fraction of a Parentco Class D Redeemable Preferred Share, in the case of Shareholders who are not Eligible Shareholders to be specified by the Shareholder, such that the total of:

(A) the product of the fraction of a Parentco Class B Exchangeable Preferred Share or Parentco Class D Redeemable Preferred Share, as the case may be, and $29.65; and

(B) the product of number of the Parentco Class A Redeemable Preferred Shares and $1,

does not exceed $27.83; or

(iv) 13 Parentco Class A Redeemable Preferred Shares and 0.5 Parentco Class B Exchangeable Preferred Shares in the case of Eligible Shareholders, or 13 Parentco Class A Redeemable Preferred Shares and 0.5 Parentco Class D Redeemable Preferred Shares in the case of Shareholders who are not Eligible Shareholders;

(b) each issued and outstanding Share, NVE Share and Preferred Share held by Subco will be cancelled;

(c) each issued and outstanding Preferred Share of the Corporation (other than those held by Dissenting Shareholders and Subco) will be exchanged for one Parentco Class C Preferred Share as follows:

(i) each issued and outstanding Preferred Share, series G will be exchanged for one Parentco Class C Preferred Share, series A,

(ii) each issued and outstanding Preferred Share, series J will be exchanged for one Parentco Class C Preferred Share, series B,

(iii) each issued and outstanding Preferred Share, series K will be exchanged for one Parentco Class C Preferred Share, series C,

(iv) each issued and outstanding Preferred Share, series M will be exchanged for one Parentco Class C Preferred Share, series D, and

(v) each issued and outstanding Preferred Share, series N will be exchanged for one Parentco Class C Preferred Share, series E;

(d) each issued and outstanding Subco Common Share will be exchanged for one Amalco Common Share;

(e) each issued and outstanding Subco Class A Preferred Share will be exchanged for one Amalco Class A Preferred Share; and

(f) Dissenting Shareholders will be entitled to be paid the fair value of their Shares, NVE Shares or Preferred Shares, as the case may be.

Shareholders (other than Dissenting Shareholders and Subco) who fail to properly make an election prior to the close of business on June 25, 2003 as to the consideration to be received for their Shares shall be deemed to have elected to receive the $13/0.5 Brookfield Share Option. Any election made by a Shareholder must be made in respect of all Shares held by that Shareholder.

12. Stated Capital Accounts

The stated capital account in the records of Parentco shall be:

(a) for the Parentco Class C Preferred Shares, series A, an amount equal to the aggregate amount of Paid-up Capital attributable to the Preferred Shares, series G immediately before the Amalgamation;

(b) for the Parentco Class C Preferred Shares, series B, an amount equal to the aggregate amount of Paid-up Capital attributable to the Preferred Shares, series J immediately before the Amalgamation;

(c) for the Parentco Class C Preferred Shares, series C, an amount equal to the aggregate amount of Paid-up Capital attributable to the Preferred Shares, series K immediately before the Amalgamation;

(d) for the Parentco Class C Preferred Shares, series D, an amount equal to the aggregate amount of Paid-up Capital attributable to the Preferred Shares, series M immediately before the Amalgamation;

(e) for the Parentco Class C Preferred Shares, series E, an amount equal to the aggregate amount of Paid-up Capital attributable to the Preferred Shares, series N immediately before the Amalgamation;

(f) for the Parentco Class B Exchangeable Preferred Shares, $1;

(g) for the Parentco Class A Redeemable Preferred Shares, an amount equal to the lesser of (i) an amount equal to the number of Parentco Class A Redeemable Preferred Shares issued on the Amalgamation multiplied by $1, and (ii) the amount, if any, by which the aggregate amount of Paid-up Capital attributable to the Shares and the NVE Shares immediately before the Amalgamation (other than those held by Subco and Dissenting Shareholders and those in respect of which cash is received in lieu of Parentco Class A Redeemable Preferred Shares) exceeds the amount allocated in accordance with (f) of this section; and

(h) for the Parentco Class D Redeemable Preferred Shares, an amount equal to the lesser of (i) an amount equal to the number of Parentco Class D Redeemable Preferred Shares issued on the Amalgamation multiplied by the fair market value, as of the Redemption Time, of one Brookfield Share, and (ii) the amount, if any, by which the aggregate amount of Paid-up Capital attributable to the Shares and NVE Shares immediately before the Amalgamation (other than those held by Subco and Dissenting Shareholders and those in respect of which cash is received in lieu of fractional Parentco Class D Redeemable Preferred Shares) exceeds the amounts allocated in accordance with (f) and (g) of this section.

13. Fractional Shares

No fractional Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares will be issued to a Shareholder as part of the total Transaction Consideration. In lieu of fractional shares, a Shareholder who would otherwise receive a fractional share will receive a cash payment determined on the basis of $29.65 for each whole Parentco Class B Exchangeable Preferred Share, $29.65 for each whole Parentco Class D Redeemable Preferred Share and $1 for each whole Parentco Class A Redeemable Preferred Share.

14. Share Certificates

No certificates shall be issued in respect of the Parentco Class A Redeemable Preferred Shares or the Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares and such shares shall be evidenced by the certificates representing the Shares.

15. Contribution of Assets

Each of the Corporation and Subco shall contribute to Amalco all its assets, subject to its liabilities, as such exist immediately before the date of the certificate of Amalgamation.

16. Property of Amalco

Amalco shall possess all the property, rights, privileges and franchises and shall be subject to all the liabilities, contracts, disabilities and debts of each of the Corporation and Subco as such exist immediately before the date of the certificate of Amalgamation.

17. Rights of Creditors

All rights of creditors against property, rights and assets of each of the Corporation and Subco and all liens upon their property, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of each of the Corporation and Subco shall thenceforth attach to Amalco and may be enforced against it.

18. General Conditions Precedent

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions any of which may be waived by the mutual consent of such parties without prejudice to their rights to rely on any other or others of such conditions:

(a) this Agreement and the transactions contemplated hereby, including in particular the Amalgamation, shall have been approved by:

(i) the holders of Subco Common Shares;

(ii) not less than two-thirds of the votes cast by the holders of Shares and NVE Shares, voting together, and Preferred Shareholders, voting separately as a class, each class of shares voting separately, who, being entitled to do so, vote in person or by proxy at the Meeting in favour of the Special Resolution approving the Amalgamation in accordance with the provisions of the Act and in accordance with other applicable regulatory requirements; and

(iii) the majority of the votes cast by Minority Shareholders who, being entitled to do so, vote in person or by proxy at the Meeting in favour of the Special Resolution approving the Amalgamation in accordance with the provisions of the Act and in accordance with other applicable regulatory requirements;

(b) the Brookfield Shares and Parentco Class C Preferred Shares will be freely tradeable in each jurisdiction in Canada as of the Effective Date and the Brookfield Shares and Parentco Class C Preferred Shares, series A, B and D will have been conditionally approved for listing on or before the Effective Date by the TSX, and, in the case of the Brookfield Shares, the NYSE, subject to Parentco or Brookfield, as the case may be, filing the required documentation and otherwise fulfilling all of the requirements of each exchange;

(c) all necessary governmental or regulatory approvals and consents in respect of the Amalgamation and the issuance of any Brookfield Shares shall have been obtained on terms satisfactory to Brookfield or any applicable governmental or regulatory waiting period shall have expired or been terminated; and

(d) no action, suit or proceeding shall have been threatened or taken before or by any court or tribunal and no law shall be proposed or enacted nor there shall have occurred or been threatened a change (or any condition, event or development involving a prospective change) in the business, assets, capitalization, financial condition or prospects of the Corporation or any of its subsidiaries, which, in the sole judgment of Brookfield in any such case, might make it inadvisable for Brookfield to proceed with the Amalgamation.

19. Termination

This Agreement may, prior to the issuance of a certificate of Amalgamation, be terminated with the consent of the board of directors of each of the Corporation, Parentco or Subco notwithstanding the approval thereof by the shareholders of the Corporation and Subco.

20. Dissenting Shareholders

Shares, NVE Shares and Preferred Shares which are held by a Dissenting Shareholder shall not be exchanged for Transaction Consideration. However, in the event that a Shareholder or Preferred Shareholder fails to perfect or effectively withdraws that Shareholder's or Preferred Shareholder's claim under section 190 of the Act or forfeits that Shareholder's or Preferred Shareholder's right to make a claim under section 190 of the Act or his or her rights as a Shareholder or a Preferred Shareholder are otherwise reinstated, each Share, NVE Share or Preferred Share held by that Shareholder or Preferred Shareholder, as the case may be, shall thereupon be deemed to have been exchanged as of the Effective Date for the $13/0.5 Brookfield Share Option or one Parentco Class C Preferred Share, as the case may be. Any Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares that are issued to Dissenting Shareholders after the Redemption Time or Exchange Time, as the case may be, shall be immediately redeemed or exchanged, as the case may be.

21. Filing of Documents

Upon the shareholders of each of the Amalgamating Corporations approving this Agreement by special resolution in accordance with the Act and subject to the other provisions of this Agreement, the Amalgamating Corporations shall jointly file with the Registrar under the Act articles of amalgamation and such other documents as may be required.

22. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

23. Counterparts

This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

24. Entire Agreement

This Agreement constitutes the entire agreement among the parties to this Agreement relating to the Amalgamation and supersedes all prior agreements and understandings, oral and written, between such parties with respect to the subject matter hereof.

IN WITNESS WHEREOF the parties have executed this Agreement.

BPO PROPERTIES LTD.

By: ______________________________

4162897 CANADA LIMITED

By: ______________________________

4162862 CANADA LIMITED

By: ______________________________

SCHEDULE A

TO APPENDIX 2

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

OF

PARENTCO SHARE CAPITAL

The rights, privileges, restrictions and conditions attaching to the shares of Parentco shall be as follows:

Common Shares

A. The common shares of Parentco shall have attached thereto the following rights, privileges, restrictions and conditions:

Dividends

Subject to the rights of the holders of any class of shares of Parentco entitled to receive dividends in priority to or rateably with the holders of the common shares, the holders of the common shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of Parentco out of the assets of Parentco properly available for the payment of dividends of such amounts and payable in such manner as the Board of Directors may from time to time determine.

Voting Rights

The holders of the common shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Parentco and shall be entitled to one vote in respect of each common share held at such meetings, except a meeting of holders of a particular class or series of shares other than the common shares who are entitled to vote separately as a class or series at such meeting.

Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of Parentco or any other distribution of the property or assets of Parentco among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares of Parentco entitled to receive the property or assets of Parentco upon such distribution in priority to or rateably with the holders of the common shares, be entitled to receive the remaining property and assets of Parentco.

Priority

The common shares of Parentco shall rank junior to the Parentco Class A Redeemable Preferred Shares, the Parentco Class B Exchangeable Preferred Shares, the Parentco Class C Preferred Shares and the Parentco Class D Redeemable Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Parentco, whether voluntary or involuntary, or any other distribution of the assets of Parentco among its shareholders for the purpose of winding up its affairs and shall be subject in all respects to the rights, privileges, restrictions and conditions attaching to the Parentco Class A Redeemable Preferred Shares, the Parentco Class B Exchangeable Preferred Shares, the Parentco Class C Preferred Shares and the Parentco Class D Redeemable Preferred Shares.

Parentco Class A Redeemable Preferred Shares

B. The Parentco Class A Redeemable Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

Redemption

Parentco shall, subject to the requirements of the Act, as of 5 p.m. (Toronto time) on the day the amalgamation forming Amalco becomes effective (the "Time of Redemption"), redeem all of the Parentco Class A Redeemable Preferred Shares in accordance with the following provisions of this section. Except as hereinafter provided, no notice of redemption or other act or formality on the part of Parentco shall be required to call the Parentco Class A Redeemable Preferred Shares for redemption.

At or before the Time of Redemption, Parentco shall deliver or cause to be delivered to CIBC Mellon Trust Company (the "Depositary") at its principal office in the City of Toronto $1.00 (the "Redemption Amount") in respect of each Parentco Class A Redeemable Preferred Share to be redeemed. Delivery of the aggregate Redemption Amount in such a manner shall be a full and complete discharge of Parentco's obligation to deliver the aggregate Redemption Amount to the holders of Parentco Class A Redeemable Preferred Shares.

From and after the Time of Redemption, (i) the Depositary shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Parentco Class A Redeemable Preferred Shares, by way of cheque, on presentation and surrender at the principal office of the Depositary in the City of Toronto of the certificates representing the common shares of Amalco's predecessor, BPO Properties Ltd., which were converted, at the election of the holder, into, Parentco Class A Redeemable Preferred Shares upon the amalgamation, the total Redemption Amount payable and deliverable to such holders, respectively, and (ii) the holders of Parentco Class A Redeemable Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Redemption Amount therefor, provided that if satisfaction of the Redemption Amount for any Parentco Class A Redeemable Preferred Shares is not duly made by or on behalf of Parentco in accordance with the provisions hereof, then the rights of such holders shall remain unaffected.

From the Time of Redemption, the Parentco Class A Redeemable Preferred Shares in respect of which deposit of the Redemption Amount is made shall be deemed to be redeemed and cancelled, Parentco shall be fully and completely discharged from its obligations with respect to the payment of the Redemption Amount to such holders of Parentco Class A Redeemable Preferred Shares, and the rights of such holders shall be limited to receiving the Redemption Amount payable to them on presentation and surrender of the said certificates held by them respectively as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Redemption Amount has not been fully satisfied in accordance with the provisions hereof within six years of the Time of Redemption, the Redemption Amount shall be forfeited to Parentco.

Priority

The Parentco Class A Redeemable Preferred Shares shall rank junior to Parentco Class C Preferred Shares and shall be entitled to a preference over the common shares of Parentco and over any other shares ranking junior to the Parentco Class A Redeemable Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Parentco, whether voluntary or involuntary, or any other distribution of the assets of Parentco among its shareholders for the purpose of winding up its affairs. The Parentco Class A Redeemable Preferred Shares shall rank pari passu with the Parentco Class B Exchangeable Preferred Shares and Parentco Class D Redeemable Preferred Shares.

Dividends

The holders of the Parentco Class A Redeemable Preferred Shares shall not be entitled to receive any dividends thereon.

Voting Rights

Except as otherwise provided in the *Canada Business Corporations Act*, as amended (the "Act"), the holders of the Parentco Class A Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Parentco.

Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of Parentco or any other distribution of the property or assets of Parentco among its shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Parentco Class A Redeemable Preferred Shares upon satisfaction of the Redemption Amount in respect of each Parentco Class A Redeemable Preferred Share, the holders of Parentco Class A Redeemable Preferred Shares shall be entitled to receive, and Parentco shall pay to such holders, before any amount shall be paid or any property or assets of Parentco shall be distributed to the holders of common shares or any other class of shares ranking junior to the Parentco Class A Redeemable Preferred Shares as to such entitlement, an amount equal to the Redemption Amount for each Parentco Class A Redeemable Preferred Share held by them respectively and no more. After payment to the holders of the Parentco Class A Redeemable Preferred Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property or assets of Parentco.

Parentco Class B Exchangeable Preferred Shares

C. The Parentco Class B Exchangeable Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Automatic Exchange for Common Shares of Brookfield Properties Corporation ("Brookfield")

At 5:00 p.m. on the effective date of the amalgamation of BPO Properties Ltd. and 4162897 Canada Limited (the "Time of Exchange"), each Parentco Class B Exchangeable Preferred Share will be automatically exchanged with Brookfield for one common share of Brookfield (a "Brookfield Share") (the "Exchange Amount").

No notice or other act or formality shall be required for the automatic exchange of the Parentco Class B Exchangeable Preferred Shares to take place.

From and after the Time of Exchange, the Depositary shall deliver or cause to be delivered to the order of the respective holders of the Parentco Class B Exchangeable Preferred Shares, on presentation and surrender at the principal office of the Depositary in the City of Toronto of the certificates representing the common shares or non-voting equity shares of BPO Properties Ltd. which were exchanged for Parentco Class B Exchangeable Preferred Shares, the total Brookfield Shares deliverable to such holders.

In the event that Parentco should issue any Class B Exchangeable Preferred Shares subsequent to the Time of Exchange, such shares shall be exchanged with Brookfield for the Exchange Amount immediately.

2. Automatic Conversion into Common Shares

On the day following the exchange of a Parentco Class B Exchangeable Preferred Share for a Brookfield Share, such exchanged Parentco Class B Exchangeable Preferred Share shall be automatically converted into that number of common shares of Parentco with a fair market value equal to the fair market value of the Parentco Class B Exchangeable Preferred Share.

3. Priority

The Parentco Class B Exchangeable Preferred Shares shall rank junior to Parentco Class C Preferred Shares and shall be entitled to a preference over the common shares of Parentco and over any other shares ranking junior to the Parentco Class B Exchangeable Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of

Parentco, whether voluntary or involuntary, or any other distribution of the assets of Parentco among its shareholders for the purpose of winding up its affairs. The Parentco Class B Exchangeable Preferred Shares shall rank pari passu with the Parentco Class A Redeemable Preferred Shares and Parentco Class D Redeemable Preferred Shares.

4. Dividends

The holders of the Parentco Class B Exchangeable Preferred Shares shall not be entitled to receive any dividends thereon.

5. Voting Rights

Except as otherwise provided in the Act, the holders of the Parentco Class B Exchangeable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Parentco.

6. Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of Parentco, whether voluntary or involuntary, or in the event of any other distribution of the assets of Parentco among its shareholders for the purpose of winding up its affairs, the holders of Parentco Class B Exchangeable Preferred Shares shall be entitled to receive from the assets of Parentco an amount equal to the Exchange Amount of the Parentco Class B Exchangeable Preferred Shares held by them respectively, to the date of the liquidation, dissolution, winding-up or other distribution, before any amount shall be paid by Parentco or any assets of Parentco shall be distributed to holders of the Class D Redeemable Preferred Shares or Common Shares or any shares of any other class of shares of Parentco ranking junior to the Parentco Class B Exchangeable Preferred Shares. After payment to the holders of the Parentco Class B Exchangeable Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of Parentco.

7. Amendment With Approval of Holders of the Parentco Class B Exchangeable Preferred Shares

The rights, privileges, restrictions and conditions attached to the Parentco Class B Exchangeable Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Parentco Class B Exchangeable Preferred Shares given as hereinafter specified.

8. Approval of Holders of the Parentco Class B Exchangeable Preferred Shares

The approval of the holders of the Parentco Class B Exchangeable Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Parentco Class B Exchangeable Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Parentco Class B Exchangeable Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of Parentco Class B Exchangeable Preferred Shares or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Parentco Class B Exchangeable Preferred Shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of Parentco with respect to meetings of shareholders, or if not so prescribed, as required by the *Canada Business Corporations Act* as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Parentco Class B Exchangeable Preferred Shares as a class, each holder of Parentco Class B Exchangeable Preferred Shares entitled to vote thereat shall have one vote in respect of each Parentco Class B Exchangeable Preferred Share held.

9. Notices

Any notice, cheque, notice of redemption or other communication from Parentco herein provided for shall be either sent to the holders of the Parentco Class B Exchangeable Preferred Shares by first class mail, postage prepaid, or delivered by hand to such holders, at their respective addresses appearing on the securities register of Parentco or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to Parentco. Accidental failure to give any such notice, notice of redemption or other communication to one or more holders of Parentco Class B Exchangeable Preferred Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice, notice of redemption or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders. Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Parentco Class B Exchangeable Preferred Shares herein provided for shall be either sent to Parentco by first class mail, postage prepaid, or delivered by hand to Parentco at its registered office.

Parentco Class C Preferred Shares

D. The Parentco Class C Preferred Shares, as a class, shall be designated as Parentco Class C Preferred Shares and shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Issue in Series

The Class C Preferred Shares may at any time and from time to time be issued in one or more series, in accordance with and subject to the provisions of the laws governing Parentco, as now existing or hereafter amended (such laws being herein referred to as the "Act"). The board of directors of Parentco shall, subject to the provisions of the Act, the provisions herein contained and to any conditions attaching to any outstanding series of Class C Preferred Shares, by resolution duly passed before the issue of any Class C Preferred Shares of any series, fix the number of shares in and determine the designation, rights, privileges, restrictions and conditions to be attached to the Class C Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, voting rights (if any), the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, the consideration for which the Class C Preferred Shares of such series are to be issued, the consideration for and the terms and conditions of any purchase for cancellation or redemption thereof, conversion rights (if any), the terms and conditions of any share purchase plan or sinking fund and the restrictions (if any) respecting payment of dividends on or any repayment of capital in respect of any shares ranking junior to the Class C Preferred Shares.

2. Priority

So long as any Class C Preferred Shares are outstanding, the Class C Preferred Shares of each series shall rank both as regards to dividends and return of capital in priority to the common shares, the Class A Redeemable Preferred Shares, the Class B Exchangeable Preferred Shares, the Class D Redeemable Preferred Shares and over any other shares ranking junior to the Class C Preferred Shares and the Class C Preferred Shares of each series may also be given such other preferences over the Common Shares, the Class A Redeemable Preferred Shares, the Class B Exchangeable Preferred Shares, the Class D Redeemable Preferred Shares and any other shares ranking junior to the Class C Preferred Shares as may be determined as to the respective series authorized to be issued. The priority, in the case of cumulative dividends, shall be with respect to all prior completed periods in respect of which such dividends were payable plus such further amounts, if any, as may be specified in the provisions attaching to a particular series, and, in the case of non-cumulative dividends, shall be with respect to all dividends declared and unpaid.

3. Series to Rank Equally

The Class C Preferred Shares of each series shall rank on a parity with the Class C Preferred Shares of every other series with respect to priority in payment of dividends and return of capital.

4. Dividends

The holders of the Class C Preferred Shares of each series shall be entitled to receive and Parentco shall pay thereon as and when declared by the board of directors out of the moneys or property of Parentco properly applicable to the payment of dividends, dividends in the amounts specified or determinable in accordance with the provisions of such series and such dividends may be cumulative or non-cumulative and payable in cash (including a foreign currency) or by way of a stock dividend or in any other lawful manner. Dividends which are cumulative, shall accrue from the date of issue of the Class C Preferred Shares. In the case of dividends payable in cash, cheques of Parentco or its dividend paying agent payable at par at any branch of Parentco's bankers for the time being in Canada shall be issued for the amount of such dividends less any tax required to be deducted. Dividend cheques shall be forwarded to each holder of Class C Preferred Shares in accordance with the by-laws of Parentco. In the case of dividends payable in cash, the forwarding of such a cheque to a holder of Class C Preferred Shares shall be a full and complete discharge of Parentco's obligation to pay such dividend to such holder. In the case of dividends which are cumulative, if on any date for the payment of any dividend on the Class C Preferred Shares of any series, the dividend payable on such date is not paid in full on all the Class C Preferred Shares of such series then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates determined by the board of directors of Parentco on which Parentco shall have sufficient moneys or property properly applicable to the payment of the same. The holders of the Class C Preferred Shares of any series shall not be entitled to any dividend other than or in excess of those expressly provided for in the preferences, rights, conditions, restrictions, limitations or prohibitions attached to the Class C Preferred Shares of such series.

5. Priority on Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of Parentco, whether voluntary or involuntary, or any other distribution of the assets of Parentco among its shareholders for the purpose of winding-up its affairs, before any amount shall be paid to or any assets distributed among the holders of the Common Shares, the Class A Redeemable Preferred Shares, the Class B Exchangeable Preferred Shares, the Class D Redeemable Preferred Shares or shares of any other class of Parentco ranking junior to the Class C Preferred Shares, the holder of a Class C Preferred Share of a series, shall be entitled to receive to the extent provided for with respect to such Class C Preferred Share by such series, (i) an amount equal to the amount paid up thereon, (ii) such premium, if any, as has been provided for with respect to the Class C Preferred Shares of such series, and (iii) all unpaid cumulative dividends, if any, on such Class C Preferred Share (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid up to and including the date of distribution) and, in the case of non-cumulative Class C Preferred Shares, all declared and unpaid non-cumulative dividends. After payment to the holders of the Class C Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of Parentco.

6. Creation and Issue of Additional Preferred Shares

Parentco shall not, without the prior approval of the holders of the Class C Preferred Shares as a class given as hereinafter specified, (i) create or issue any shares ranking in priority to the Class C Preferred Shares or (ii) create or issue any additional series of Class C Preferred Shares or any shares ranking *pari passu* with the Class C Preferred Shares unless at the date of such creation or issuance all cumulative dividends up to and including the last completed period for which such cumulative dividends shall be payable, shall have been declared and paid or set apart for payment in respect to each series of cumulative Class C Preferred Shares then issued and outstanding, and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative Class C Preferred Shares then issued and outstanding.

7. Approval of Preferred Shareholders

The approval of the holders of Class C Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Act) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Class C Preferred Shares or by a resolution passed by at least two-thirds of the votes cast at a general meeting of the holders of Class C Preferred Shares duly called for that purpose, in accordance with the provisions of Section 8 hereof.

8. Amendment

Any Special Resolution to amend the Articles of Parentco to delete or vary any right, privilege, restriction or condition attaching to the Class C Preferred Shares as a class shall not be effective until it has been confirmed in writing by the holders of not less than all of the Class C Preferred Shares for the time being outstanding or by at least two-thirds of the votes cast at a meeting of the holders of the Class C Preferred Shares duly called for that purpose and held upon at least 21 days' notice at which the holders of at least 10% of the outstanding Class C Preferred Shares are present in person or represented by proxy. The formalities to be observed in respect of the giving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the Act and the by-laws of Parentco with respect to meetings of shareholders. On every poll taken at a meeting of Class C Preferred Shareholders every holder of Class C Preferred Shares shall be entitled to one vote in respect of each $1.00 of the issue price of each Class C Preferred Share held by him.

Parentco Class C Preferred Shares, Series A

The first series of Class C Preferred Shares shall consist of 1,805,489 shares designated "Cumulative Redeemable Preferred Shares Series A" (the "Series A Preferred Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Class C Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Dividends

1.1 The holders of the Series A Preferred Shares shall be entitled to receive, as and when declared by the Board of Directors of Parentco out of moneys of Parentco properly applicable to the payment of dividends, cumulative, preferential cash dividends payable quarterly (the "Quarterly Dividends") on the 14th day of each of the months of February, May, August and November in each year (the "Dividend Payment Dates") in respect of the period from and including the immediately preceding Dividend Payment Date to but excluding the next succeeding Dividend Payment Date, in an amount per Series A Preferred Share equal to the amount obtained when the Quarterly Dividend Rate is multiplied by $25.00.

1.2 In any case where dividends are payable for a period (the "Dividend Payment Period") that ends on a date other than the day immediately preceding a Dividend Payment Date, dividends shall be paid in the amount per Series A Preferred Share obtained when

(i) $25.00 multiplied by the Quarterly Dividend Rate which would be used to calculate the Quarterly Dividend payable on the next succeeding Dividend Payment Date

is multiplied by

(ii) the number of days in such Dividend Payment Period divided by 365.

1.3 For the purpose of this clause 1:

(i) "Quarterly Dividend Rate" means one-quarter of seventy percent (70%) of the Average Prime Rate in effect on each day during the three month period ending on the 13th day of the calendar month which is three months prior to the month during which the Dividend Payment Date for which the determination is being made falls.

(ii) "Banks" means The Toronto-Dominion Bank, Bank of Montreal, The Royal Bank of Canada, Canadian Imperial Bank of Commerce and Bank of Nova Scotia collectively, and the term "Bank" means one of the Banks and, for the purposes of this definition, "Banks" shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks.

(iii) "Daily Prime Rate" means, for any Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate.

(iv) "Average Daily Prime Rate" means, for any day, the arithmetic average, rounded to the nearest one-one-hundredth of one percent (0.01%), of the Daily Prime Rates of the Banks on such day; provided that, if on any day there shall be no Daily Prime Rate for some (but not all) of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other or others of the Banks having a Daily Prime Rate and further provided that if on any day there shall be no Daily Prime Rate for any of the Banks, the Average Daily Prime Rate for such day shall be 1.50% above the average yield per annum on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada for the weekly tender immediately preceding such day.

(v) "Average Prime Rate" means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Average Daily Prime Rate for each day during such period.

(vi) Dividends shall accrue on a day-to-day basis.

1.4 Payment of any dividends may be made by cheque of Parentco or its paying agent and such payment shall be a full and complete discharge of Parentco's obligation to pay the dividends unless the cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to Parentco's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by Parentco for its own purposes.

2. Information and Voting Rights

The holders of Series A Preferred Shares shall be entitled to receive all financial statements and other information sent by Parentco to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at any meetings of shareholders of Parentco unless Parentco shall have failed to pay in the aggregate eight Quarterly Dividends on the Series A Preferred Shares in which case, and so long thereafter as any dividends on the Series A Preferred Shares continue to be in arrears, the holders of the Series A Preferred Shares shall be entitled to receive notice of and to attend all meetings of the holders of any other class or series of shares of Parentco held separately as a class or series (other than the Class C Preferred Shares or Series A Preferred Shares), but shall have no vote thereat, and shall be entitled, voting separately as a class together with all other holders of Class C Preferred Shares having such right, to elect two members of the Board of Directors of Parentco and for such purpose the holders of the Series A Preferred Shares shall have one vote for each $1.00 of the issue price of each Series A Preferred Share held.

Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of all persons who may be directors of Parentco at any time when the right to elect directors shall accrue to the holders of the Series A Preferred Shares as provided in this clause, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall have been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days' notice. Any such general meeting shall be called by the Secretary of Parentco upon the written request of the holders of at least 10% of the outstanding Series A

Preferred Shares and, in default of the calling of such general meeting by the Secretary within 5 days after the making of such request, it may be called by any holder of Series A Preferred Shares.

Any vacancy occurring among members of the Board of Directors elected to represent the holders of Class C Preferred Shares in accordance with the foregoing provisions of this clause may be filled by the Board of Directors with the consent and approval of the remaining director elected to represent the holders of Class C Preferred Shares but if there be no such remaining director the Board of Directors may elect two holders of Class C Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the Board of Directors, the holders of at least 10% of the outstanding Series A Preferred Shares shall have the right to require the Secretary of Parentco to call a meeting of the holders of Class C Preferred Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of Class C Preferred Shares and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of the directors elected by the holders of Class C Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Class C Preferred Shares then outstanding and the vacancies thereby created may be filled by the remaining directors of Parentco.

3. Purchase for Cancellation

Subject to the provisions of the *Canada Business Corporations Act* and other laws governing Parentco, as now existing or hereafter amended (such laws being hereinafter referred to as the "Act") and the articles of Parentco, Parentco may at any time or times purchase (if obtainable) the whole or any part of the outstanding Series A Preferred Shares either on the open market (including through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders to all the holders of record of Series A Preferred Shares outstanding or in any other manner, at the lowest price or prices at which, in the opinion of the directors of Parentco, such shares are then obtainable but not exceeding $25.00 per share together, in each case, with an amount equal to all accrued and unpaid dividends thereon up to the date of purchase which, for greater certainty, shall include dividends calculated in accordance with clause 1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of purchase, and the costs of purchase.

In the case of a purchase of Series A Preferred Shares by tender, Parentco shall give notice of its intention to invite tenders to all the holders of the Series A Preferred Shares by giving notice of such invitation to each holder of Series A Preferred Shares in accordance with the provisions from time to time of the by-laws of Parentco respecting notice to shareholders. If upon any invitation for tenders under the provisions of this clause 3, Parentco shall receive tenders of Series A Preferred Shares at the same price, which shares, when added to any Series A Preferred Shares tendered at a lower price or prices, aggregate a number greater than the number for which Parentco is prepared to accept tenders, the Series A Preferred Shares so tendered at the same price, which Parentco determines to purchase shall be purchased as nearly as may be *pro rata* (disregarding fractions) in proportion to the total number of Series A Preferred Shares so tendered at such same price by each of the holders of Series A Preferred Shares who submitted tenders at such price. Any Series A Preferred Shares so purchased shall be cancelled and not reissued. If part only of the Series A Preferred Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

4. Redemption at the Option of Parentco

Subject to the provisions of the Act and the articles of Parentco, Parentco may, upon giving notice as hereinafter provided, redeem the whole or from time to time any part of the then outstanding Series A Preferred Shares on payment for each share to be redeemed of a price of $25.00 together, in each case, with an amount equal to all accrued and unpaid dividends thereon to but excluding the date fixed for redemption, which, for greater certainty, shall include dividends calculated in accordance with clause 1 hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date fixed for redemption (the whole constituting and being herein referred to as the "Redemption Price"). If Parentco desires to redeem only part of the Series A Preferred Shares, the Series A Preferred Shares to be redeemed shall be selected by lot in single shares or in units of 10 shares or less in such manner as the Board of Directors of Parentco may determine or *pro rata* disregarding fractions.

Any Series A Preferred Shares which are so redeemed shall be cancelled and not reissued.

5. Manner of Redemption

In the case of any redemption of Series A Preferred Shares pursuant to clause 4 hereof, Parentco shall, at least 30 days before the date specified for redemption, give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series A Preferred Shares to be redeemed, of the intention of Parentco to redeem such Series A Preferred Shares. Any such notice shall be validly and effectively given on the date it is delivered to the holder of Series A Preferred Shares for whom it is intended or is sent by prepaid first class mail addressed to such holder at his address as it appears on the books of Parentco, or the address of such holder last known to Parentco, provided, however, that the accidental failure or omission to give such notice as aforesaid to one or more holders shall not affect the validity of the redemption, but upon the failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the date (the "Redemption Date") on which the redemption is to take place, the Redemption Price and, unless all the Series A Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series A Preferred Shares so held which are to be redeemed. On and after the Redemption Date, Parentco shall pay or cause to be paid to the holders of the Series A Preferred Shares so called for redemption the Redemption Price therefor on presentation and delivery, at the registered office of Parentco or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series A Preferred Shares so called for redemption. Payment of the Redemption Price shall be made by cheque of Parentco or its paying agent and such payment shall be a full and complete discharge of Parentco's obligation to pay the Redemption Price owed to the holders of Series A Preferred Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series A Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series A Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that if payment of such Redemption Price is not duly made by or on behalf of Parentco in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. If part only of the Series A Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

Parentco shall have the right, at any time after giving notice of its intention to redeem any Series A Preferred Shares, to deposit the aggregate Redemption Price of the Series A Preferred Shares so called for redemption or of such of the Series A Preferred Shares represented by certificates as have not, at the date of such deposit, been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of Parentco) to be paid without interest to or to the order of the respective holders of the Series A Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series A Preferred Shares. Upon such deposit being made, the rights of the holders of the Series A Preferred Shares in respect whereof such deposit shall have been made, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited upon presentation and delivery of the certificates representing the Series A Preferred Shares held by them respectively. Any interest allowed on any such deposit shall belong to Parentco. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date may be returned to Parentco. Redemption moneys which remain unclaimed (including moneys returned to Parentco from a special account after three years) for a period of six years from the Redemption Date may be reclaimed and used by Parentco for its own purposes.

6. Restrictions on Dividends, Retirement and Issue of Shares

As long as any Series A Preferred Shares are outstanding, Parentco shall not, without prior approval of the holders of such outstanding Series A Preferred Shares given in the manner hereinafter specified:

(a) declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of Parentco ranking as to dividends junior to the Series A Preferred Shares (other than stock dividends in shares of Parentco ranking as to capital and dividends junior to the Series A Preferred Shares); or

(b) except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series A Preferred Shares, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the Common Shares or shares of any other class of Parentco ranking as to capital junior to the Series A Preferred Shares; or

(c) redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series A Preferred Shares; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of Parentco ranking as to capital *pari passu* with the Series A Preferred Shares; or

(e) issue any additional Class C Preferred Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of Parentco into Class C Preferred Shares of an existing series) or any shares ranking as to dividends or capital prior to or *pari passu* with the Class C Preferred Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption or purchase or reduction or return of capital, as the case may be, all accrued and unpaid cumulative dividends up to and including the Quarterly Dividend payable on the immediately preceding Dividend Payment Date, shall have been declared and paid or set apart for payment on the Series A Preferred Shares and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all outstanding Class C Preferred Shares and all other shares ranking as to dividends prior to or *pari passu* with the Series A Preferred Shares.

7. Liquidation, Dissolution and Winding-Up

In the event of the liquidation, dissolution or winding-up of Parentco or other distribution of assets of Parentco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Series A Preferred Shares shall be entitled to be paid and to receive $25.00 per share plus an amount equal to all accrued and unpaid dividends thereon to but excluding the date of payment, before any amount shall be paid or any assets of Parentco shall be distributed to the holders of the Common Shares or of shares of any other class of Parentco ranking as to capital junior to the Series A Preferred Shares. Upon payment to the holders of the Series A Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of Parentco.

8. Interpretation

In the event that any date on which any dividend on Series A Preferred Shares is payable by Parentco, or on or by which any other action is required to be taken by Parentco hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

For the purposes of these share provisions, "Business Day" means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which Parentco's registered office is located.

In the event of the non-receipt of a cheque by the holder of Series A Preferred Shares entitled to such cheque, or the loss or destruction thereof, Parentco, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to Parentco, shall issue to such holder a replacement cheque for the amount of such cheque.

9. Mail Service Disruption

If the directors of Parentco determine that mail service is or is threatened to be interrupted at the time when Parentco is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series A Preferred Share, whether in connection with the redemption of such share or otherwise, Parentco may, notwithstanding the provisions hereof:

(a) give such notice by means of publication once in each of two successive weeks in one daily English language newspaper of general circulation published in each of the Provinces of Canada and once in a daily French language newspaper of general circulation published in Montreal and notice so published shall be deemed to have been given on the date on which the first publication has taken place in the last of the Provinces of Canada;

(b) fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal and Halifax, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of Parentco determine that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that Parentco is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

10. Amendment

The provisions contained in clauses 1 to 11 inclusive (including this clause) attaching to the Series A Preferred Shares or any of them may be deleted, varied, modified, amended or amplified by Articles of Amendment but only with the prior approval of the holders of the Series A Preferred Shares given in accordance with clause 11 hereof, in addition to any vote, authorization, confirmation or approval required by the Act.

11. Approval of Holders of Series A Preferred Shares

The approval of the holders of Series A Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Act) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series A Preferred Shares or by a resolution passed by at least 66⅔% of the votes cast at a meeting of the holders of the Series A Preferred Shares duly called for that purpose and held in accordance with the provisions of clause 8 of the provisions attaching to the Class C Preferred Shares as a class, *mutatis mutandis*, with Series A Preferred Shares having one vote for such purposes for each $1.00 of the issue price of each Series A Preferred Share held.

Parentco Class C Preferred Shares, Series B

The second series of Class C Preferred Shares shall consist of 3,816,527 shares designated "$25.00 Floating Rate Cumulative Redeemable Preferred Shares Series B" (the "Series B Preferred Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Class C Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Dividends

1.1 The holders of the Series B Preferred Shares shall be entitled to receive, as and when declared by the Board of Directors of Parentco, out of moneys of Parentco properly applicable to the payment of dividends, cumulative, preferential cash dividends payable quarterly (the "Quarterly Dividends") on the 14th day of each of the months of February, May, August and November in each year (the "Dividend Payment Dates") in respect of the period from and including the immediately preceding Dividend Payment Date to but excluding the next succeeding Dividend Payment Date in an amount per Series B Preferred Share calculated in accordance with clause 1.2 hereof.

Dividends shall accrue on a day-to-day basis.

1.2 The Quarterly Dividend to be paid per Series B Preferred Share on any Dividend Payment Date shall be the amount obtained when the Quarterly Dividend Rate is multiplied by $25.00.

For the purpose of the calculation of Quarterly Dividends on the Series B Preferred Shares on any Dividend Payment Date:

(i) "Quarterly Dividend Rate" means one-quarter of seventy percent (70%) of the Average Prime Rate for the three calendar months ending on the last day of the calendar quarter prior to the month during which the Dividend Payment Date for which the determination is being made falls.

(ii) "Banks" means The Toronto-Dominion Bank and Bank of Montreal collectively, and the term "Bank" means one of the Banks and, for the purposes of this definition, "Banks" shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks.

(iii) "Daily Prime Rate" means, for either Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate.

(iv) "Average Daily Prime Rate" means, for any day, the arithmetic average, rounded to the nearest one-one-hundredth of one percent (0.01%), of the Daily Prime Rates of the Banks on such day; provided that, if on such day there shall be no Daily Prime Rate for one (but not both) of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other of such Banks, and further provided that, if on such day there shall be no Daily Prime Rate for either of the Banks, the Average Daily Prime Rate for such day shall be 1.50% above the average yield per annum on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada for the weekly tender immediately preceding such day.

(v) "Average Prime Rate" means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Average Daily Prime Rate for each day during such period.

In any case where dividends are payable for a period (the "Dividend Payment Period") that ends on a date other than the day immediately preceding a Dividend Payment Date, dividends shall be paid in the amount per Series B Preferred Share obtained when

(i) $25.00 multiplied by seventy percent (70%) of the Average Prime Rate for the period of ninety days ending on a date which is 45 days before the end of such Dividend Payment Period,

is multiplied by

(ii) the number of days in such Dividend Payment Period divided by 365.

1.3 Payment of any dividends may be made by cheque of Parentco or its paying agent, and such payment shall be a full and complete discharge of Parentco's obligation to pay the dividends unless the cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to Parentco's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable, may be reclaimed and used by Parentco for its own purposes.

2. Information and Voting Rights

The holders of the Series B Preferred Shares shall be entitled to receive all financial statements and other information sent by Parentco to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at any meetings of shareholders of Parentco unless Parentco shall have failed to pay in the aggregate eight Quarterly Dividends on the Series B Preferred Shares, in which case, and so long thereafter as any dividends on the Series B Preferred Shares continue to be in arrears, the holders of the Series B Preferred Shares shall be entitled to receive notice of and to attend all meetings of shareholders of Parentco other than any meetings of the holders of any other class or series of shares of Parentco held separately as a class or series but shall have no vote thereat, and shall be entitled, voting separately as a class together with all other holders of Class C Preferred Shares having such right, to elect two members of the Board of Directors of Parentco, and, for such purpose, the holders of the Series B Preferred Shares shall have one vote for each $1.00 of the issue price of each Series B Preferred Share held.

Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of all persons who may be directors of Parentco at any time when the right to elect directors shall accrue to the holders of the Series B Preferred Shares as provided in this clause, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall have been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days' notice. Any such general meeting shall be called by the Secretary of Parentco upon the written request of the holders of at least 10% of the outstanding Series B Preferred Shares, and in default of the calling of such general meeting by the Secretary within 5 days after the making of such request, it may be called by any holder of Series B Preferred Shares.

Any vacancy occurring among members of the Board of Directors elected to represent the holders of Class C Preferred Shares in accordance with the foregoing provisions of this clause may be filled by the Board of Directors with the consent and approval of the remaining director elected to represent the holders of Class C Preferred Shares but if there be no such remaining director the Board of Directors may elect two holders of Class C Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the Board of Directors, the holders of at least 10% of the outstanding Series B Preferred Shares shall have the right to require the Secretary of Parentco to call a meeting of the holders of Class C Preferred Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of Class C Preferred Shares, and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of the directors elected by the holders of Class C Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Class C Preferred Shares then outstanding and the vacancies thereby created may be filled by the remaining directors of Parentco.

3. Purchase for Cancellation

Subject to the provisions of the *Canada Business Corporations Act* and other laws governing Parentco, as now existing or hereafter amended (such laws being hereinafter referred to as the "Act") and the articles of Parentco, Parentco may at any time or times purchase (if obtainable) the whole or any part of the outstanding Series B Preferred Shares either on the open market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders to all the holders of record of Series B Preferred Shares outstanding or in any other manner, at the lowest price or prices at which, in the opinion of the directors of Parentco, such shares are then obtainable but not exceeding $25.00 per share together, in each case, with an amount equal to all accrued and unpaid dividends thereon up to the date of purchase which, for greater certainty, shall include dividends calculated in accordance with clause 1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of purchase, and the costs of purchase.

In the case of purchase of Series B Preferred Shares by tender, Parentco shall give notice of its intention to invite tenders to all the holders of the Series B Preferred Shares by giving notice of such invitation to each holder of Series B Preferred Shares in accordance with the provisions from time to time of the by-laws of Parentco respecting notice to shareholders. If upon any invitation for tenders under the provisions of this clause 3, Parentco shall receive tenders of Series B Preferred Shares at the same price, which shares when added to any Series B Preferred Shares tendered at a lower price or prices, aggregate a number greater than the number for which Parentco is prepared to accept tenders, the Series B Preferred Shares so tendered at the same price, which Parentco determines to purchase, shall be purchased as nearly as may be *pro rata* (disregarding fractions) in proportion to the total number of Series B Preferred Shares so tendered by each of the holders of Series B Preferred Shares who submitted tenders at such price. Any Series B Preferred Shares so purchased shall be cancelled and not reissued. If part only of the Series B Preferred Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

4. Redemption at the Option of Parentco

Subject to the provisions of the Act and the Articles of Parentco, Parentco may, upon giving notice as hereinafter provided, redeem the whole or from time to time any part of the then outstanding Series B Preferred Shares on payment for each share to be redeemed, of a price of $25.00 together, in each case, with an amount equal to all accrued and unpaid dividends thereon to but excluding the date fixed for redemption, which, for greater certainty, shall include dividends calculated in accordance with clause 1 hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date fixed for redemption (the whole constituting and being herein referred to as the "Redemption Price"). If Parentco desires to redeem only part of the Series B Preferred Shares, the Series B Preferred Shares to be redeemed shall be selected by lot in single shares or in units of 10 shares or less in such manner as the Board of Directors of Parentco may determine or *pro rata* disregarding fractions.

Any Series B Preferred Shares which are so redeemed shall be cancelled and not reissued.

5. Manner of Redemption

In the case of any redemption of Series B Preferred Shares pursuant to clause 4 hereof, Parentco shall, at least 30 days before the date specified for redemption, give notice in writing to each person who, at the date of the giving of such notice, is the registered holder of Series B Preferred Shares to be redeemed, of the intention of Parentco to redeem such Series B Preferred Shares. Any such notice shall be validly and effectively given on the date it is delivered to the holder of Series B Preferred Shares for whom it is intended or is sent by prepaid first class mail addressed to such holder at his address as it appears on the books of Parentco, or in the event of the address of such holder not so appearing, then to the address of such holder last known to Parentco, provided however, that the accidental failure or omission to give such notice as aforesaid to one or more holders shall not affect the validity of the redemption, but upon the failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the date (the "Redemption Date") on which the redemption is to take place, the Redemption Price and, unless all the Series B Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series B Preferred Shares so held which are to be redeemed. On and after the Redemption Date, Parentco shall pay or cause to be paid to the holders of the Series B Preferred Shares so called for redemption the Redemption Price therefor on presentation and delivery, at the registered office of Parentco or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series B Preferred Shares so called for redemption. Payment of the Redemption Price shall be made by cheque of Parentco or its paying agent, and such payment shall be a full and complete discharge of

Parentco's obligation to pay the Redemption Price owed to the holders of Series B Preferred Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series B Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series B Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that, if payment of such Redemption Price is not duly made by or on behalf of Parentco in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. If part only of the Series B Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

Parentco shall have the right, at any time after giving notice of its intention to redeem any Series B Preferred Shares, to deposit the aggregate Redemption Price of the Series B Preferred Shares so called for redemption or of such of the Series B Preferred Shares represented by certificates as have not, at the date of such deposit, been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of Parentco) to be paid without interest to or to the order of the respective holders of the Series B Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series B Preferred Shares. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Series B Preferred Shares in respect whereof such deposit shall have been made, shall be and shall be deemed to be redeemed, and the rights of the holders thereof after such deposit or the Redemption Date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited upon presentation and delivery of the certificates representing the Series B Preferred Shares held by them respectively. Any interest allowed on any such deposit shall belong to Parentco. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date may be returned to Parentco. Redemption moneys which remain unclaimed (including moneys returned to Parentco from a special account after three years) for a period of six years from the Redemption Date may be reclaimed and used by Parentco for its own purposes.

6. Restrictions on Dividends, Retirement and Issue of Shares

Subject to the provisions of the Act, as long as any Series B Preferred Shares are outstanding, Parentco shall not, without prior approval of the holders of such outstanding Series B Preferred Shares given in the manner hereinafter specified:

(a) declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of Parentco ranking as to dividends junior to the Series B Preferred Shares (other than stock dividends in shares of Parentco ranking as to capital and dividends junior to the Series B Preferred Shares); or

(b) except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series B Preferred Shares, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the Common Shares or shares of any other class of Parentco ranking as to capital junior to the Series B Preferred Shares; or

(c) redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series B Preferred Shares; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of Parentco ranking as to capital *pari passu* with the Series B Preferred Shares; or

(e) issue any additional Class C Preferred Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of Parentco into Class C Preferred Shares of an existing series) or any shares ranking as to dividends or capital prior to or *pari passu* with the Class C Preferred Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption or purchase or reduction or return of capital, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Series B Preferred Shares, and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or *pari passu* with the Series B Preferred Shares.

7. Liquidation, Dissolution and Winding-Up

In the event of the liquidation, dissolution or winding-up of Parentco or other distribution of assets of Parentco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Series B Preferred Shares shall be entitled to be paid and to receive $25.00 per share plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment, which, for greater certainty, shall include dividends calculated in accordance with clause 1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of payment before any amount shall be paid or any assets of Parentco shall be distributed to the holders of the Common Shares or of shares of any other class of Parentco ranking as to capital junior to the Series B Preferred Shares. Upon payment to the holders of the Series B Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of Parentco.

8. Interpretation

In the event that any date on which any dividend on Series B Preferred Shares is payable by Parentco, or on or by which any other action is required to be taken by Parentco hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

For the purposes of these share provisions, "Business Day" means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which Parentco's registered office is located.

In the event of the non-receipt of a cheque by the holder of Series B Preferred Shares entitled to such cheque, or the loss or destruction thereof, Parentco, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to Parentco, shall issue to such holder a replacement cheque for the amount of such cheque.

9. Mail Service Disruption

If the directors of Parentco determine that mail service is or is threatened to be interrupted at the time when Parentco is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series B Preferred Share, whether in connection with the redemption of such share or otherwise, Parentco may, notwithstanding the provisions hereof:

(a) give such notice by means of publication once in each of two successive weeks in one daily English language newspaper of general circulation published in each of the Provinces of Canada and once in a daily French language newspaper of general circulation published in Montreal, and notice so published shall be deemed to have been given on the date on which the first publication has taken place in the last of the Provinces of Canada;

(b) fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent for the Series B Preferred Shares at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal and Halifax, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that, as soon as the directors of Parentco determine that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that Parentco is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

10. Amendment

The provisions contained in clauses 1 to 11 both inclusive (including this clause) attaching to the Series B Preferred Shares, or any of them, may be deleted, varied, modified, amended or amplified by Articles of Amendment but only with the prior approval of the holders of the Series B Preferred Shares given in accordance with clause 11 hereof, in addition to any vote, authorization, confirmation or approval required by the Act.

11. Approval of Holders of Series B Preferred Shares

11.1 The approval of the holders of Series B Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Act) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series B Preferred Shares or by a resolution passed by at least 66⅔% of the votes cast at a meeting of the holders of the Series B Preferred Shares duly called for that purpose and held in accordance with the provisions of clause 8 of the provisions attaching to the Class C Preferred Shares as a class, *mutatis mutandis*, with Series B Preferred Shares having one vote for such purpose for each $1.00 of the issue price of each Series B Preferred Share held.

Parentco Class C Preferred Shares, Series C

PART I

All terms used in Part I of this Schedule which are defined in Part II of this Schedule have the meaning in Part I of this Schedule ascribed thereto in Part II of this Schedule.

The third series of Class C Preferred Shares of Parentco shall consist of 300 shares designated "Cumulative Redeemable Preferred Shares Series C" (the "Series C Preferred Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Class C Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Dividends

(a) In this Schedule:

(i) "Dividend Payment Date" means the Thursday following the third Wednesday of each month, except that if such Thursday is not a Business Day, the Dividend Payment Date will be the first Business Day following such Thursday;

(ii) "Dividend Period" means the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date;

(iii) "Dividend Rate" means the Current Dividend Rate determined in an Auction of the Series C Preferred Shares conducted on the Business Day next preceding the commencement of each Dividend Period, as contemplated in Part II hereof; provided that, if Parentco fails to pay the full amount of any dividend when due (whether or not declared) or fails to redeem any Series C Preferred Shares after it has given notice of redemption in respect thereof (A) for any reason except as a result of an accidental or inadvertent error or omission on the part of Parentco or the Trust Company, or (B) as a result of an accidental or inadvertent error or omission on the part of Parentco or the Trust Company which is not remedied within three Business Days from the applicable Dividend Payment Date or Redemption Date (as defined in Article 3 of this Part), as the case may be, the Dividend Rate will no longer be based on the results of an Auction and will be, during each subsequent Dividend Period, a rate per annum equal to the Bankers' Acceptance Rate in effect on the Business Day next preceding the commencement of such Dividend Period plus 0.40%.

(b) Except as otherwise provided in Article 1(c) of this Part, the holders of the Series C Preferred Shares shall be entitled to receive, as and when declared by the Board of Directors of Parentco, out of moneys of Parentco properly applicable to the payment of dividends, cumulative, preferential cash dividends in the amount per share determined from time to time in accordance with the provisions of Article 1(d) of this Part to be paid on a Dividend Payment Date. Except as otherwise provided in Article 1(c) of this Part, the dividends on Series C Preferred Shares shall accrue from and include the original date of issue of Series C Preferred Shares or accrue from and include the last Dividend Payment Date in respect of which dividends have been paid or made available for payment, whichever is later.

Parentco shall pay to, or cause to be paid to, or to the order of, the holders of Series C Preferred Shares as they appear on the securities register of Parentco on the Business Day next preceding the applicable Dividend Payment Date, dividends on such shares by cheques drawn on a Canadian chartered bank and payable at par at any branch of such bank in Canada unless any such holder requests, by notice in writing received by Parentco or the Trust Company no less than seven (7) Business Days prior to a Dividend Payment Date, to receive payment of all such dividends by wire transfer, and provides in such notice an account number at a specified branch in Canada of a Canadian chartered bank to which Parentco may cause such dividends to be wire transferred. In such a case, Parentco shall instruct its bankers, or cause instructions to be given to a Canadian chartered bank, to wire transfer the amount of all such dividends to the account designated by each such holder in his notice to Parentco or the Trust Company. Any such notification by a registered holder shall remain in effect until such registered holder ceases to be a registered holder, or until cancelled or superseded by subsequent notice in writing received by Parentco or the Trust Company no less than seven (7) Business Days prior to a Dividend Payment Date.

The delivery or mailing of such cheques, or the receipt of a confirmation from a Canadian chartered bank that such bank has carried out instructions with respect to the wire transfer of the amount of any such dividend, by Parentco or the Trust Company, shall be a full and complete discharge of Parentco's obligation to pay the dividends unless, in the case of payment by cheque, the cheque is not honoured when presented for payment.

Dividends which are represented by a cheque which has not been presented to Parentco's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable, may be reclaimed and used by Parentco for its own purposes.

(c) In the event Parentco exercises its option to redeem any of the Series C Preferred Shares pursuant to Article 3 of this Part, the Board of Directors of Parentco may declare (i) on all Series C Preferred Shares, out of the monies properly applicable to the payment of dividends, a dividend in an amount per share equal to all accrued and unpaid dividends on each such share calculated (in accordance with Article 1(d) of this Part) to the Redemption Date (as defined in Article 3 of this Part) to be paid on such Redemption Date or on such other date as may be determined in accordance with Article 3 of this Part, and (ii) on the Series C Preferred Shares which are not to be redeemed as a result of Parentco exercising its option to redeem any of the Series C Preferred Shares pursuant to Article 3 of this Part, out of the monies properly applicable to the payment of dividends, a dividend in an amount per share equal to all accrued and unpaid dividends on each such share calculated (in accordance with Article 1(d) of this Part) from and including the Redemption Date to but excluding the next succeeding Dividend Payment Date, to be paid on such next succeeding Dividend Payment Date. In such event, the provisions of Article 1(b) and Article 3 of this Part, to the extent applicable, shall apply *mutatis mutandis* to the payment of any such dividend unless otherwise inconsistent.

(d) The amount of the dividend payable on each outstanding Series C Preferred Share shall be the amount (rounded to the nearest cent) equal to the product of (1) $500,000, (2) the Dividend Rate for the applicable Dividend Period, and (3) the number of days in such Dividend Period, all divided by 365.

Subject to the foregoing, for purposes of calculating an amount measured by reference to accrued and unpaid dividends,

(i) the amount of any accrued and unpaid dividend in respect of any Series C Preferred Shares from the next preceding Dividend Payment Date to any particular date shall be the amount (rounded to the nearest cent) equal to the product of (1) $500,000, (2) the Dividend Rate for the applicable Dividend Period had such Dividend Period not been interrupted by a particular date, and (3) the number of days from and including the next preceding Dividend Payment Date to but excluding such particular date, all divided by 365; and

(ii) the amount of any accrued and unpaid dividend in respect of any Series C Preferred Shares from the Redemption Date to the next succeeding Dividend Payment Date shall be the amount (rounded to the nearest cent) equal to the product of (1) $500,000, (2) the Dividend Rate for what would otherwise have been the applicable Dividend Period had Parentco not exercised its option to redeem the Series C Preferred Shares pursuant to Article 3 of this Part, and (3) the number of days from and including the Redemption Date to but excluding the next succeeding Dividend Payment Date, all divided by 365.

2. Information and Voting Rights

The holders of the Series C Preferred Shares shall be entitled to receive all financial statements and other information sent by Parentco to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at any meetings of shareholders of Parentco unless Parentco shall have failed to pay in the aggregate twenty-four dividends on the Series C Preferred Shares, whether consecutive or not, in which case, and so long thereafter as any dividends on the Series C Preferred Shares continue to be in arrears, the holders of the Series C Preferred

Shares shall be entitled to receive notice of and to attend all meetings of shareholders of Parentco other than any meetings of the holders of any other class or series of shares of Parentco held separately as a class or series (other than the Class C Preferred Shares or Series C Preferred Shares), but shall have no vote thereat, and shall be entitled, voting separately as a class together with all other holders of Class C Preferred Shares having such right, to elect two members of the Board of Directors of Parentco, and, for such purpose, the holders of the Series C Preferred Shares shall have one vote for each $1.00 of the issue price of each Series C Preferred Share held.

Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of all persons who may be directors of Parentco at any time when the right to elect directors shall accrue to the holders of the Series C Preferred Shares as provided in this Article 2 of this Part, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall have been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days' notice. Any such general meeting shall be called by the Secretary of Parentco upon the written request of the holders of at least 10% of the outstanding Series C Preferred Shares and, in default of the calling of such general meeting by the Secretary within 5 days after the making of such request, it may be called by any holder of Series C Preferred Shares.

Any vacancy occurring among members of the Board of Directors elected to represent the holders of Class C Preferred Shares in accordance with the foregoing provisions of this Article 2 of this Part may be filled by the Board of Directors with the consent and approval of the remaining director elected to represent the holders of Class C Preferred Shares, but if there be no such remaining director, the Board of Directors may elect two holders of Class C Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the Board of Directors, the holders of at least 10% of the outstanding Series C Preferred Shares shall have the right to require the Secretary of Parentco to call a meeting of the holders of Class C Preferred Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of Class C Preferred Shares, and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of the directors elected by the holders of Class C Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Class C Preferred Shares then outstanding, and the vacancies thereby created may be filled by the remaining directors of Parentco.

3. Redemption at the Option of Parentco

(a) Subject to Article 5 of this Part and to applicable law, Parentco may, at its option, redeem in whole, or from time to time in part, the Series C Preferred Shares on the Business Day next preceding any Auction Date (the "Redemption Date") at a redemption price of $500,000 per share, provided that Parentco shall not redeem any Series C Preferred Shares unless the Board of Directors of Parentco shall have declared with respect to all Series C Preferred Shares, out of the monies properly applicable to the payment of dividends, a dividend in an amount per share equal to all accrued and unpaid dividends on each such share to the Redemption Date (such $500,000 redemption price plus such per share dividend being herein referred to together as the "Redemption Price").

In case a part only of the Series C Preferred Shares is at any time to be redeemed, the number of shares so to be redeemed shall be determined by the Board of Directors of Parentco, and such shares shall be redeemed *pro rata* with adjustments at the discretion of Parentco to avoid redemption of fractional shares.

4. Manner of Redemption

In the case of any redemption of Series C Preferred Shares pursuant to Article 3 of this Part, Parentco shall, at least 10 days before the date specified for redemption, give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series C Preferred Shares to be redeemed, of the intention of Parentco to redeem such Series C Preferred Shares. Any such notice shall be validly and effectively given on the date it is delivered to the holder of Series C Preferred Shares for whom it is intended or is sent by prepaid first class mail addressed to such holder at his address as it appears on the books of Parentco, or in the event of the address of such holder not so appearing, then to the address of such holder last known to Parentco, provided, however, that the accidental failure or omission to give such notice as aforesaid to one or more holders shall not affect the validity of the redemption, but upon the failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the Redemption Date, the Redemption Price and, unless all the Series C Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series C Preferred Shares so held which are to be redeemed. On and after the Redemption Date, Parentco shall pay or cause to be paid to, or to the order of, the holders of the Series C Preferred Shares so called for redemption, the Redemption Price therefor on presentation and delivery, at the registered office of Parentco or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series C Preferred Shares so called for redemption. Payment of the Redemption Price shall be made by cheque of Parentco or its paying agent unless any holder of Series C Preferred Shares being redeemed has requested pursuant to Article 1(b) of this Part to receive dividends by wire transfer, in which case Parentco shall instruct its bankers, or cause instructions to be given to a Canadian chartered bank, to wire transfer the amount of the Redemption Price to the account designated by each such holder in his notice to Parentco or the Trust Company. Such payment, or the receipt of a confirmation from a Canadian chartered bank that such bank has carried out instructions with respect to the wire transfer of the amount of such Redemption Price, by Parentco or the Trust Company, shall be a full and complete discharge of Parentco's obligation to pay the Redemption Price owed to the holders of Series C Preferred Shares so called for redemption unless, in the case of payment by cheque, the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series C Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series C Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that, if payment of such Redemption Price is not duly made by or on behalf of Parentco in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. If part only of the Series C Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

Parentco shall have the right, at any time after giving notice of its intention to redeem any Series C Preferred Shares, to deposit the aggregate Redemption Price of the Series C Preferred Shares so called for redemption, or of such of the Series C Preferred Shares represented by certificates as have not at the date of such deposit been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of Parentco) to be paid without interest to or to the order of the respective holders of the Series C Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series C Preferred Shares. Upon such deposit being made, the rights of the holders of the Series C Preferred Shares in respect whereof such deposit shall have been made, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited upon presentation and delivery of the certificates representing the Series C Preferred Shares held by them respectively. Any interest allowed on any such deposit shall belong to Parentco. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date, may be returned to Parentco. Redemption moneys which remain unclaimed (including moneys returned to Parentco from a special account after three years) for a period of six years from the Redemption Date may be reclaimed and used by Parentco for its own purposes.

Series C Preferred Shares which have been redeemed by Parentco shall be cancelled.

5. Restrictions on Dividends, Retirement and Issue of Shares

As long as any Series C Preferred Shares are outstanding, Parentco shall not, without prior approval of the holders of such outstanding Series C Preferred Shares given in the manner hereinafter specified:

(a) declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of Parentco ranking as to dividends junior to the Series C Preferred Shares (other than stock dividends in shares of Parentco ranking as to capital and dividends junior to the Series C Preferred Shares); or

(b) except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series C Preferred Shares, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the Common Shares or shares of any other class of Parentco ranking as to capital junior to the Series C Preferred Shares; or

(c) redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series C Preferred Shares; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of Parentco ranking as to capital *pari passu* with the Series C Preferred Shares; or

(e) issue any additional Class C Preferred Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of Parentco into Class C Preferred Shares of an existing series) or any shares ranking as to dividends or capital prior to or *pari passu* with the Class C Preferred Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption or purchase or reduction or return of capital, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payable on the immediately preceding Dividend Payment Date, shall have been declared and paid or set apart for payment on the Series C Preferred Shares, and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all outstanding Class C Preferred Shares and all other shares ranking as to dividends prior to or *pari passu* with the Series C Preferred Shares.

6. Liquidation, Dissolution and Winding-Up

In the event of the liquidation, dissolution or winding-up of Parentco or other distribution of assets of Parentco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Series C Preferred Shares shall be entitled to be paid and to receive $500,000 per share plus an amount equal to all accrued and unpaid dividends thereon to but excluding the date of payment, before any amount shall be paid or any assets of Parentco shall be distributed to the holders of the Common Shares or of shares of any other class of Parentco ranking as to capital junior to the Series C Preferred Shares. Upon payment to the holders of the Series C Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of Parentco.

7. Interpretation

In the event that any date on or by which any action is required to be taken by Parentco hereunder is not a Business Day, then such action shall be required to be taken on or by the next succeeding day that is a Business Day.

In the event of the non-receipt of a cheque by the holder of Series C Preferred Shares entitled to such cheque, or the loss or destruction thereof, Parentco, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to Parentco, shall issue to such holder a replacement cheque for the amount of such cheque.

8. Mail Service Disruption

If the directors of Parentco determine that mail service is or is threatened to be interrupted at the time when Parentco is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series C Preferred Share, whether in connection with the redemption of such share or otherwise, Parentco may, notwithstanding the provisions hereof:

(a) give such notice by means of telex, telecopier or telegraph or by means of publication once in each of two successive weeks in one daily English language newspaper of general circulation published in each of the Provinces of Canada and once in a daily French language newspaper of general circulation published in Montreal. Notice given by telex, telecopier or telegraph shall be deemed to have been given on the day on which it is sent and notice given by publication shall be deemed to have been given on the date on which the first publication has taken place in the last of the Provinces of Canada;

(b) fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent at its principal office in Toronto and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that, as soon as the directors of Parentco determine that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that Parentco is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

9. Amendment

The provisions contained in Articles 1 to 10 inclusive (including this Article) of this Part and in Part II, or any of them, may be deleted, varied, modified, amended or amplified by Articles of Amendment but only with the prior approval of the holders of the Series C Preferred Shares given in accordance with Article 10 of this Part, in addition to any vote, authorization, confirmation or approval required by the Act.

10. Approval of Holders of Series C Preferred Shares

The approval of the holders of Series C Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the *Canada Business Corporations Act* and other laws governing Parentco as now existing or hereafter amended) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series C Preferred Shares or by a resolution passed by at least 66⅔% of the votes cast at a meeting of the holders of the Series C Preferred Shares duly called for that purpose and held in accordance with the provisions of Article 8 of the provisions attaching to the Class C Preferred Shares as a class, *mutatis mutandis*, with Series C Preferred Shares having one vote for such purposes for each $1.00 of the issue price of each Series C Preferred Share held.

PART II

All terms used in Part II of this Schedule which are defined in Part I of this Schedule have the meaning in Part II of this Schedule ascribed thereto in Part I of this Schedule.

1. Certain Definitions

In this Schedule:

(a) "Auction" means the periodic operation of the procedures set forth in this Part;

(b) "Auction Date" means the Business Day next preceding a Dividend Payment Date;

(c) "Available Shares" has the meaning specified in paragraph (i) of Article 4(a) of this Part;

(d) "Bankers' Acceptance Rate" means with respect to any Dividend Period, the rate per annum equal to: (A) the simple average of each rate per annum which is equal to the simple average of the bid and ask rates of the yields to maturity quoted by each of RBC Dominion Securities Inc. (or any successor) and Scotia Capital Inc. (or any successor) (rounded upward to the nearest one-thousandth of one percent), as at 10:00 a.m., Toronto time, on the Auction Date next preceding such Dividend Period, on 30-day bankers' acceptances accepted by such of the Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, The Royal Bank of Canada and The Bank of Nova Scotia as are accepting 30-day bankers' acceptances on such Auction Date; (B) in the event that one of RBC Dominion Securities Inc. (or any successor) and Scotia Capital Inc. (or any successor) is unable or does not for any reason quote the bid and ask rates per annum referred to in (A) above, as at 10:00 a.m., Toronto time, on such Auction Date, the simple average of the bid and ask rates per annum referred to in (A) above quoted by the other; or (C) in the event that both RBC Dominion Securities Inc. (or any successor) and Scotia Capital Inc. (or any successor) are unable to or do not for any reason quote rates, as at 10:00 a.m., Toronto time, on such Auction Date (including without limitation, where none of the Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, The Royal Bank of Canada or The Bank of Nova Scotia is accepting 30-day bankers' acceptances on such Auction Date) for the purpose of determining the Bankers' Acceptance Rate in accordance with (A) or (B) above, the simple average of each rate per annum which is equal to the simple average of the bid and ask rates of the yields to maturity quoted by each of RBC Dominion Securities Inc. (or any successor) and Scotia Capital Inc. (or any successor) (rounded upward to the nearest one-thousandth of one percent), as of 10:00 a.m., Toronto time, on such Auction Date, on 91-day Government of Canada Treasury Bills maturing 30 days from such Auction Date plus 0.20%;

(e) "Bid" and "Bids" have the respective meanings specified in Article 2(a) of this Part;

(f) "Bidder" and "Bidders" have the respective meanings specified in Article 2(a) of this Part;

(g) "Business Day" means a day on which The Toronto Stock Exchange or any successor stock exchange and the Trust Company are open for business;

(h) "Current Dividend Rate" is the rate per annum which the Trust Company advises Parentco has been determined in accordance with Article 4(b) of this Part;

(i) "Dealer" means any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part that has entered into a Dealer Agreement with the Trust Company that remains effective;

(j) "Dealer Agreement" means an agreement between the Trust Company and a Dealer pursuant to which the Dealer agrees to participate in Auctions in compliance with the procedures set forth in this Part;

(k) "Existing Holder" means a person who has signed a Purchaser's Letter, has delivered or caused to be delivered such Purchaser's Letter to the Trust Company and is registered in the ledger maintained by the Trust Company in respect of such persons;

(l) "held by" with respect to any Series C Preferred Shares registered in the name of the Trust Company as permitted by the Trust Company Agreement includes such shares beneficially owned by an Existing Holder but does not include, with respect to such shares, the Trust Company;

(m) "Hold Order" and "Holder Orders" have the respective meanings specified in Article 2(a) of this Part;

(n) "Maximum Rate" with respect to any Dividend Period means the Bankers' Acceptance Rate plus 0.40%;

(o) "Order" and "Orders" have the respective meanings specified in Article 2(a) of this Part;

(p) "Potential Holder" means any person, including any Existing Holder, (i) who has executed a Purchaser's Letter and delivered or caused to be delivered such Purchaser's Letter to the Trust Company and (ii) who may be interested in acquiring Series C Preferred Shares (or, in the case of an Existing Holder, additional Series C Preferred Shares);

(q) "Purchaser's Letter" means a letter addressed to the Trust Company and a Dealer in which a person agrees, among other things, to be bound by the procedures set forth in this Part in the event such person participates in an Auction;

(r) "Remaining Shares" has the meaning specified in paragraph (iv) of Article 5(a) of this Part;

(s) "Sell Order" and "Sell Orders" have the respective meanings specified in Article 2(a) of this Part;

(t) "Submission Deadline" means 11:00 a.m., Toronto time, on any Auction Date or such later time on any Auction Date, as specified by the Trust Company from time to time, by which Dealers are required to submit Orders to the Trust Company;

(u) "Submitted Bid" and "Submitted Bids" have the respective meanings specified in Article 4(a) of this Part;

(v) "Submitted Hold Order" and "Submitted Hold Orders" have the respective meanings specified in Article 4(a) of this Part;

(w) "Submitted Order" and "Submitted Orders" have the respective meanings specified in Article 4(a) of this Part;

(x) "Submitted Sell Order" and "Submitted Sell Orders" have the respective meanings specified in Article 4(a) of this Part;

(y) "Sufficient Clearing Bids" has the meaning specified in Article 4(a) of this Part;

(z) "Trust Company" means Royal Trust Corporation of Canada or any successor trust company or other person entering into a Trust Company Agreement with Parentco in respect of the Series C Preferred Shares;

(aa) "Trust Company Agreement" means an agreement made between the Trust Company and Parentco which provides, among other things, that the Trust Company will follow the procedures set forth in this Part for the purposes of determining the Current Dividend Rate for the Series C Preferred Shares so long as the Current Dividend Rate is to be based on the results of an Auction; and

(bb) "Winning Bid Rate" is the rate per annum determined in accordance with Article 4(a) of this Part.

2. Orders by Existing Holders and Potential Holders

(a) Prior to the Submission Deadline on each Auction Date:

(i) each Existing Holder may submit to a Dealer information as to the number of Series C Preferred Shares, if any, held by such Existing Holder which such Existing Holder:

(A) desires to continue to hold without regard to the Current Dividend Rate for the next succeeding Dividend Period; and/or

(B) desires to continue to hold, provided that the Current Dividend Rate for the next succeeding Dividend Period shall not be less than the rate per annum specified by such Existing Holder; and/or

(C) offers to sell without regard to the Current Dividend Rate for the next succeeding Dividend Period; and

(ii) Potential Holders may submit to a Dealer offers to purchase Series C Preferred Shares, provided that the Current Dividend Rate for the next succeeding Dividend Period shall not be less than the rate per annum specified by such Potential Holder.

The communication to a Dealer of the information referred to in this Article 2(a) is an "Order" and, collectively, are "Orders", and each Existing Holder and each Potential Holder placing an Order is a "Bidder" and, collectively, are "Bidders"; an Order containing the information referred to in subparagraph (i)(A) of this Article 2(a) is a "Hold Order" and, collectively, are "Hold Orders"; an Order containing the information referred to in subparagraph (i)(B) or paragraph (ii) of this Article 2(a) is a "Bid" and, collectively, are "Bids"; and an Order containing the information referred to in subparagraph (i)(C) of this Article 2(a) is a "Sell Order" and, collectively, are "Sell Orders."

(b) (i) A Bid by an Existing Holder shall constitute an irrevocable offer to sell:

(A) the number of Series C Preferred Shares specified in such Bid if the Winning Bid Rate determined on such Auction Date is less than the rate specified in such Bid; or

(B) the specified number of Series C Preferred Shares or a lesser number to be determined as set forth in paragraph (iv) of Article 5(a) of this Part if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid; or

(C) the number of Series C Preferred Shares specified in such Bid if the rate specified in such Bid is higher than the Maximum Rate, and Sufficient Clearing Bids do exist; or

(D) a lesser number of Series C Preferred Shares to be determined as set forth in paragraph (iii) of Article 5(b) of this Part if the rate specified in such Bid is higher than the Maximum Rate, and Sufficient Clearing Bids do not exist.

(ii) A Sell Order by an Existing Holder shall constitute an irrevocable offer to sell:

(A) the number of Series C Preferred Shares specified in such Sell Order; or

(B) a lesser number of Series C Preferred Shares to be determined as set forth in paragraph (iii) of Article 5(b) of this Part if Sufficient Clearing Bids do not exist.

(iii) A Bid by a Potential Holder shall constitute an irrevocable offer to purchase:

(A) the number of Series C Preferred Shares specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is higher than the rate specified in such Bid; or

(B) the specified number or a lesser number of Series C Preferred Shares to be determined as set forth in paragraph (v) of Article 5(a) of this Part if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid; and

(C) the specified number of Series C Preferred Shares if the rate specified in such Bid is equal to or lower than the Maximum Rate and Sufficient Clearing Bids do not exist.

3. Submission of Orders by Dealers to the Trust Company

(a) Each Dealer shall submit to the Trust Company in writing in accordance with its Dealer Agreement prior to the Submission Deadline on each Auction Date all Orders obtained by such Dealer and specifying with respect to each Order:

(i) the name of the Bidder placing such Order;

(ii) the aggregate number of Series C Preferred Shares that are the subject of the Order;

(iii) to the extent that the Bidder is an Existing Holder, the number of Series C Preferred Shares, if any, subject to any:

(A) Hold Order placed by such Existing Holder;

(B) Bid placed by such Existing Holder and the rate specified in such Bid; and/or

(C) Sell Order placed by such Existing Holder; and

(iv) to the extent the Bidder is a Potential Holder, the rate specified in such Bid of such Potential Holder.

(b) If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Trust Company shall round such rate up to the next highest one-thousandth of one percent.

(c) If for any reason an Order or Orders covering in the aggregate all the Series C Preferred Shares held by any Existing Holder is not submitted to the Trust Company prior to the Submission Deadline, the Trust Company shall deem a Hold Order to have been submitted on behalf of such Existing Holder covering the number of Series C Preferred Shares held by such Existing Holder and not subject to Orders submitted to the Trust Company.

(d) If one or more Orders covering in the aggregate more than the number of Series C Preferred Shares held by any Existing Holder are submitted to the Trust Company, such Orders shall be considered valid as follows and in the following order of priority:

(i) all Hold Orders shall be considered valid, but only up to and including, in the aggregate, the number of Series C Preferred Shares held by such existing Holder, and, solely for purposes of allocating compensation among the Dealers submitting Hold Orders, if the number of Series C Preferred Shares subject to such Hold Orders exceeds the number of Series C Preferred Shares held by such Existing Holder, the number of Series C Preferred Shares subject to each such Hold Order shall be reduced *pro rata* to cover the number of Series C Preferred Shares held by such Existing Holder;

(ii) (A) any Bid shall be considered valid up to and including the excess of the number of Series C Preferred Shares held by such Existing Holder over the number of Series C Preferred Shares subject to any Hold Order referred to in paragraph (i) of this Article 3(d), (B) subject to subparagraph (A) hereof, if more than one Bid with the same rate is submitted on behalf of such Existing Holder and the number of Series C Preferred Shares subject to such Bids is greater than such excess, such Bids shall be considered valid up to the amount of such excess, and, solely for purposes of allocating compensation among the Dealers submitting Bids with the same rate, the number of Series C Preferred Shares subject to each Bid with the same rate shall be reduced *pro rata* to cover the number of Series C Preferred Shares equal to such excess, (C) subject to subparagraph (A) hereof, if more than one Bid with different rates is submitted on behalf of such Existing Holder, such Bids shall be considered valid in the ascending order of their respective rates up to the amount of such excess, and (D) in any event, the number, if any, of such Series C Preferred Shares subject to Bids not valid under this paragraph (ii) shall be treated as the subject of a Bid by a Potential Holder; and

(iii) all Sell Orders shall be considered valid but only up to and including, in the aggregate, the excess of the number of Series C Preferred Shares held by such Existing Holder over the sum of the Series C Preferred Shares subject to Hold Orders referred to in paragraph (i) of this Article 3(d) and valid Bids by Existing Holders referred to in paragraph (ii) of this Article 3(d).

(e) If more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid with the rate therein specified.

4. Determination of Sufficient Clearing Bids, Winning Bid Rate and Current Dividend Rate

(a) On the Submission Deadline on each Auction Date, the Trust Company shall assemble all Orders submitted or deemed submitted to it by the Dealers (each such Order as submitted or deemed submitted by a Dealer being individually a "Submitted Hold Order", a "Submitted Bid" or a "Submitted Sell Order", as the case may be, or a "Submitted Order" and collectively "Submitted Hold Orders", "Submitted Bids" or "Submitted Sell Orders", as the case may be, or "Submitted Orders") and shall determine:

(i) the excess of (a) the total number of Series C Preferred Shares held by Existing Holders issued and outstanding over (b) the number of Series C Preferred Shares that are the subject of Submitted Hold Orders (such excess being the "Available Shares");

(ii) from the Submitted Orders, whether:

(A) the number of Series C Preferred Shares that are the subject of Submitted Bids by Potential Holders specifying one or more rates equal to or lower than the Maximum Rate;

exceeds or is equal to the sum of:

(B) (I) the number of Series C Preferred Shares that are the subject of Submitted Bids by Existing Holders specifying one or more rates higher than the Maximum Rate; and

(II) the number of Series C Preferred Shares that are the subject of Submitted Sell Orders;

(if such excess or equality exists (other than because all of the Series C Preferred Shares are the subject of Submitted Hold Orders), then such Submitted Bids in subparagraph (A) hereof shall be "Sufficient Clearing Bids"); and if Sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids which if the Trust Company accepted:

(A) (I) each Submitted Bid from Existing Holders specifying that lowest rate, and

(II) all other Submitted Bids from Existing Holders specifying lower rates, thus entitling those Existing Holders to continue to hold the Series C Preferred Shares that are the subject of those Submitted Bids; and

(B) (I) each Submitted Bid from Potential Holders specifying the lowest rate, and

(II) all other Submitted Bids from Potential Holders specifying lower rates, thus entitling those Potential Holders to purchase the Series C Preferred Shares that are the subject of those Submitted Bids,

would result in such Existing Holders described in subparagraph (A) hereof continuing to hold an aggregate number of Series C Preferred Shares which, when added to the aggregate number of Series C Preferred Shares to be purchased by such Potential Holders described in subparagraph (B) hereof, would equal not less than the number of Available Shares. This lowest rate is the "Winning Bid Rate."

(b) Promptly after the Trust Company has made the determinations pursuant to Article 4(a) of this Part, the Trust Company shall advise Parentco of the Bankers' Acceptance Rate and, based on such determinations, of the dividend rate applicable to the Series C Preferred Shares for the next succeeding Dividend Period (the "Current Dividend Rate") as follows:

(i) if Sufficient Clearing Bids exist, that the Current Dividend Rate for the next succeeding Dividend Period shall be equal to the Winning Bid Rate so determined;

(ii) if Sufficient Clearing Bids do not exist (other than because all of the Series C Preferred Share are the subject of Submitted Hold Orders), that the Current Dividend Rate for the next succeeding Dividend Period shall be equal to the Maximum Rate; or

(iii) if all of the Series C Preferred Shares are the subject of Submitted Hold Orders, that the Current Dividend Rate for the next succeeding Dividend Period shall be equal to 50% of the Bankers' Acceptance Rate.

2. Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares

Based on the determinations made pursuant to Article 4(a) of this Part, the Submitted Bids and Submitted Sell Orders shall be accepted or rejected, and the Trust Company shall take such other action as set forth below:

(a) If Sufficient Clearing Bids have been made, subject to the provisions of Articles 5(c) and 5(d) of this Part, Submitted Bids and Submitted Sell Orders shall be accepted and rejected in the following order of priority, and all other Submitted Bids shall be rejected:

(i) (A) the Submitted Sell Order of each Existing Holder shall be accepted and (B) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the Series C Preferred Shares that are the subject of such Submitted Sell Order and such Submitted Bid;

(ii) the Submitted Bid of each Existing Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series C Preferred Shares that are the subject of such Submitted Bid;

(iii) the Submitted Bid of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Potential Holder to purchase the Series C Preferred Shares that are the subject of such Submitted Bid;

(iv) the Submitted Bid of each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series C Preferred Shares that are the subject of such Submitted Bid, unless the number of Series C Preferred Shares subject to all such Submitted Bids is greater than the total number of Available Shares minus the number of Series C Preferred Shares subject to Submitted Bids described in paragraphs (ii) and (iii) of this Article 5(a) (the "Remaining Shares"). In this event, the Submitted Bids of each such Existing Holder described in this paragraph (iv) shall be rejected and each such Existing Holder shall be required to sell Series C Preferred Shares, but only in an amount equal to the difference between (A) the number of Series C Preferred Shares then held by such Existing Holder subject to such Submitted Bid and (B) the number of Series C Preferred Shares obtained by multiplying (x) the number of Remaining Shares by (y) a fraction, the numerator of which shall be the number of Series C Preferred Shares held by such Existing Holder subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Series C Preferred Shares subject to such Submitted Bids made by all such Existing Holders who specified a rate equal to the Winning Bid Rate; and

(v) the Submitted Bid of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted but only in an amount equal to the number of Series C Preferred Shares obtained by multiplying (A) the difference between the total number of Available Shares and the number of Series C Preferred Shares subject to Submitted Bids described in paragraphs (ii), (iii) and (iv) of this Article 5(a) by (B) a fraction, the numerator of which shall be the number of Series C Preferred Shares subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Series C Preferred Shares subject to such Submitted Bids made by all Potential Holders who specified rates equal to the Winning Bid Rate;

(b) If Sufficient Clearing Bids have not been made (other than because all of the Series C Preferred Shares are subject to Submitted Hold Orders), subject to the provisions of Articles 5(c) and 5(d) of this Part, Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority, and all other Submitted Bids shall be rejected:

(i) the Submitted Bid of each Existing Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus entitling that Existing Holder to continue to hold the Series C Preferred Shares that are the subject of such Submitted Bid;

(ii) the Submitted Bid of each Potential Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus requiring such Potential Holder to purchase the Series C Preferred Shares that are the subject of such Submitted Bid; and

(iii) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Maximum Rate shall be rejected, and the Submitted Sell Order of each Existing Holder shall be accepted, in both cases only in an amount equal to the difference between (A) the number of Series C Preferred Shares then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (B) the number of Series C Preferred Shares obtained by multiplying (x) the difference between the total number of Available Shares and the aggregate number of Series C Preferred Shares subject to Submitted Bids described in paragraphs (i) and (ii) of this Article 5(b) by (y) a fraction, the numerator of which shall be the number of Series C Preferred Shares held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order, and the denominator of which shall be the number of Series C Preferred Shares subject to all such Submitted Bids and Submitted Sell Orders;

(c) If, as a result of the procedures described in Articles 5(a) or 5(b) of this Part, any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a Series C Preferred Share on any Auction Date, the Trust Company shall, in such manner as it shall determine in its sole discretion, round up or down the number of Series C Preferred Shares to be purchased or sold by any Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder on such Auction Date shall be whole Series C Preferred Shares;

(d) If, as a result of the procedures described in Article 5(a) of this Part, any Potential Holder would be entitled or required to purchase a fraction of a Series C Preferred Share on any Auction Date, the Trust Company shall, in such manner as it shall determine in its sole discretion, allocate shares for purchase among Potential Holders so that only whole Series C Preferred Shares are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing Series C Preferred Shares on such Auction Date; and

(e) Based on the results of each Auction, the Trust Company shall determine to which Potential Holder or Potential Holders purchasing Series C Preferred Shares an Existing Holder or Existing Holders shall sell Series C Preferred Shares being sold by such Existing Holder or Existing Holders.

3. Miscellaneous

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part, the Board of Directors of Parentco (or any person or persons designated by the Board of Directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with any such inconsistency, ambiguity or uncertainty.

4. Headings of Sections

The headings of the various sections in this Part are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

Series D Preferred Shares

The fourth series of Preferred Shares shall consist of 2,847,711 shares designated "Cumulative Redeemable Preferred Share Series D" (the "Series D Preferred Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Class C Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Dividends

1.1 The holders of the Series D Preferred Shares shall be entitled to receive as and when declared by the Board of Directors of Parentco, out of moneys of Parentco properly applicable to the payment of dividends, cumulative preferential cash dividends payable quarterly (the "Quarterly Dividends") on the 14th day of each of the months of February, May, August and November in each year (the "Dividend Payment Dates") in respect of the period from and including the immediately preceding Dividend Payment Date to but excluding the next succeeding Dividend Payment Date in an amount per Series D Preferred Share calculated in accordance with clause 1.2 hereof.

Dividends shall accrue on a day-to-day basis.

1.2 The Quarterly Dividend to be paid per Series D Preferred Share on any Dividend Payment Date shall be the amount obtained when the Quarterly Dividend Rate is multiplied by $25.00.

For the purpose of the calculation of Quarterly Dividends on the Series D Preferred Shares on any Dividend Payment Date:

(i) "Quarterly Dividend Rate" means one-quarter of seventy percent (70%) of the Average Prime Rate for the three calendar months ending on the last day of the calendar quarter prior to the month during which the Dividend Payment Date for which the determination is being made falls.

(ii) "Banks" means The Toronto Dominion Bank and Bank of Montreal collectively, and the term "Bank" means one of the Banks and, for the purposes of this definition, "Banks" shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks.

(iii) "Daily Prime Rate" means, for either Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate.

(iv) "Average Daily Prime Rate" means, for any day, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Daily Prime Rates of the Banks on such day; provided that, if on such day there shall be no Daily Prime Rate for one (but not both) of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other of such Banks, and further provided that, if on such day there shall be no Daily Prime Rate for either of the Banks, the Average Daily Prime Rate for such day shall be 1.50% above the average yield per annum on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada for the weekly tender immediately preceding such day.

(v) "Average Prime Rate" means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Average Daily Prime Rate for each day during such period.

In any case where dividends are payable for a period (the "Dividend Payment Period") that ends on a date other than the day immediately preceding a Dividend Payment Date, dividends shall be paid in the amount per Series D Preferred Share obtained when

(i) $25.00 multiplied by seventy percent (70%) of the Average Prime Rate for the period of ninety days ending on a date which is 45 days before the end of such Dividend Payment Period,

is multiplied by

(ii) the number of days in such Dividend Payment Period divided by 365.

1.3 Payment of any dividends may be made by cheque of Parentco or its paying agent, and such payment shall be a full and complete discharge of Parentco's obligation to pay the dividends unless the cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to Parentco's bankers for payment, or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable, may be reclaimed and used by Parentco for its own purposes.

2. Information and Voting Rights

The holders of the Series D Preferred Shares shall be entitled to receive all financial statements and other information sent by Parentco to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at any meetings of shareholders of Parentco unless Parentco shall have failed to pay in the aggregate eight Quarterly Dividends on the Series D Preferred Shares, in which case, and so long thereafter as any dividends on the Series D Preferred Shares continue to be in arrears, the holders of the Series D Preferred Shares shall be entitled to receive notice of and to attend all meetings of shareholders of Parentco other than any meetings of the holders of any other class or series of shares of Parentco held separately as a class or series but shall have no vote thereat, and shall be entitled, voting separately as a class together with all other holders of Class C Preferred Shares having such right, to elect two members of the Board of Directors of Parentco, and, for such purpose, the holders of the Series D Preferred Shares shall have one vote for each $1.00 of the issue price of each Series D Preferred Share held.

Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of all persons who may be directors of Parentco at any time when the right to elect directors shall accrue to the holders of the Series D Preferred Shares as provided in this clause, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall have been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days' notice. Any such general meeting shall be called by the Secretary of Parentco upon the written request of the holders of at least 10% of the outstanding Series D Preferred Shares and, in default of the calling of such general meeting by the Secretary within 5 days after the making of such request, it may be called by any holder of Series D Preferred Shares.

Any vacancy occurring among members of the Board of Directors elected to represent the holders of Class C Preferred Shares in accordance with the foregoing provisions of this clause may be filled by the Board of Directors with the consent and approval of the remaining director elected to represent the holders of Class C Preferred Shares, but if there be no such remaining director, the Board of Directors may elect two holders of Class C Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the Board of Directors, the holders of at least 10% of the outstanding Series D Preferred Shares shall have the right to require the Secretary of Parentco to call a meeting of the holders of Class C Preferred Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of Class C Preferred Shares, and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of the directors elected by the holders of Class C Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Class C Preferred Shares then outstanding, and the vacancies thereby created may be filled by the remaining directors of Parentco.

3. Purchase for Cancellation

Subject to the provisions of the *Canada Business Corporations Act* and other laws governing Parentco, as now existing or hereafter amended (such laws being hereinafter referred to as the "Act") and the articles of Parentco, Parentco may, at any time or times, purchase (if obtainable) the whole or any part of the outstanding Series D Preferred Shares, either on the open market (including purchase through or from an investment dealer or firms holding membership on a recognized stock exchange), or by invitation for tenders to all the holders of record of Series D Preferred Shares outstanding, or in any other manner, at the lowest price or prices at which, in the opinion of the directors of Parentco, such shares are then obtainable but not exceeding $25.00 per share together, in each case, with an amount equal to all accrued and unpaid dividends thereon up to the date of purchase which, for greater certainty, shall include dividends calculated in accordance with clause 1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of purchase, and the costs of purchase.

In the case of purchase of Series D Preferred Shares by tender, Parentco shall give notice of its intention to invite tenders to all the holders of the Series D Preferred Shares by giving notice of such invitation to each holder of Series D Preferred Shares in accordance with the provisions from time to time of the by-laws of Parentco respecting notice to shareholders. If, upon any invitation for tenders under the provisions of this clause 3, Parentco shall receive tenders of Series D Preferred Shares at the same price, which shares, when added to any Series D Preferred Shares tendered at a lower price or prices, aggregate a number greater than the number for which Parentco is prepared to accept tenders, the Series D Preferred Shares so tendered at the same price, which Parentco determines to purchase, shall be purchased as nearly as may be *pro rata* (disregarding fractions) in proportion to the total number of Series D Preferred Shares so tendered by each of the holders of Series D Preferred Shares who submitted tenders at such price. Any Series D Preferred Shares so purchased shall be cancelled and not reissued. If part only of the Series D Preferred Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

4. **Redemption at the Option of Parentco**

Subject to the provisions of the Act and the Articles of Parentco, Parentco may, upon giving notice as hereinafter provided, redeem the whole or from time to time any part of the then outstanding Series D Preferred Shares on payment for each share to be redeemed of a price of $25.00 together, in each case, with an amount equal to all accrued and unpaid dividends thereon to but excluding the date fixed for redemption, which, for greater certainty, shall include dividends calculated in accordance with clause 1 hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date fixed for redemption (the whole constituting and being herein referred to as the "Redemption Price"). If Parentco desires to redeem only part of the Series D Preferred Shares, the Series D Preferred Shares to be redeemed shall be selected by lot in single shares or in units of 10 shares or less in such manner as the Board of Directors of Parentco may determine or *pro rata* disregarding fractions.

Any Series D Preferred Shares which are so redeemed shall be cancelled and not reissued.

5. **Manner of Redemption**

In the case of any redemption of Series D Preferred Shares pursuant to clause 4 hereof, Parentco shall, at least 30 days before the date specified for redemption, give notice in writing to each person who, at the date of the giving of such notice, is the registered holder of Series D Preferred Shares to be redeemed, of the intention of Parentco to redeem such Series D Preferred Shares. Any such notice shall be validly and effectively given on the date it is delivered to the holder of Series D Preferred Shares for whom it is intended or is sent by prepaid first class mail addressed to such holder at his address as it appears on the books of Parentco, or in the event of the address of such holder not so appearing, then to the address of such holder last known to Parentco, provided however, that the accidental failure or omission to give such notice as aforesaid to one or more holders shall not affect the validity of the redemption, but upon the failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the date (the "Redemption Date") on which the redemption is to take place, the Redemption Price and, unless all the Series D Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series D Preferred Shares so held which are to be redeemed. On and after the Redemption Date, Parentco shall pay or cause to be paid to the holders of the Series D Preferred Shares so called for redemption the Redemption Price therefor on presentation and delivery, at the registered office of Parentco or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series D Preferred Shares so called for redemption. Payment of the Redemption Price shall be made by cheque of Parentco or its paying agent, and such payment shall be a full and complete discharge of Parentco's obligation to pay the Redemption Price owed to the holders of Series D Preferred Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series D Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series D Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that, if payment of such Redemption Price is not duly made by or on behalf of Parentco in accordance with the provisions hereof, the rights of such holders shall remain unaffected. If part only of the Series D Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

Parentco shall have the right, at any time after giving notice of its intention to redeem any Series D Preferred Shares, to deposit the aggregate Redemption Price of the Series D Preferred Shares so called for redemption or of such of the Series D Preferred Shares represented by certificates as have not at the date of such deposit been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of Parentco) to be paid without interest to or to the order of the respective holders of the Series D Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series D Preferred Shares. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Series D Preferred Shares in respect whereof such deposit shall have been made, shall be and shall be deemed to be redeemed, and the rights of the holders thereof after such deposit or the Redemption Date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited under presentation and delivery of the certificates representing the Series D Preferred Shares held by them respectively. Any interest allowed on any such deposit shall belong to Parentco. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date may be returned to Parentco. Redemption moneys which remain unclaimed (including moneys returned to Parentco from a special account after three years) for a period of six years from the Redemption Date, may be reclaimed and used by Parentco for its own purposes.

6. Restrictions on Dividends, Retirement and Issue of Shares

Subject to the provisions of the Act, as long as any Series D Preferred Shares are outstanding, Parentco shall not, without prior approval of the holders of such outstanding Series D Preferred Shares given in the manner hereinafter specified:

(a) declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of Parentco ranking as to dividends junior to the Series D Preferred Shares (other than stock dividends in shares of Parentco ranking as to capital and dividends junior to the Series D Preferred Shares); or

(b) except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series D Preferred Shares, redeem or call for redemption or purchase or otherwise reduce or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the Common Shares or shares of any other class of Parentco ranking as to capital junior to the Series D Preferred Shares; or

(c) redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series D Preferred Shares; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of Parentco ranking as to capital *pari passu* with the Series D Preferred Shares; or

(e) issue any additional Class C Preferred Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of Parentco into Class C Preferred Shares of an existing series) or any shares ranking as to dividends or capital prior to or *pari passu* with the Class C Preferred Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption or purchase or reduction or return of capital, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Series D Preferred Shares, and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or *pari passu* with the Series D Preferred Shares.

7. Liquidation, Dissolution and Winding-Up

In the event of the liquidation, dissolution or winding-up of Parentco or other distribution of assets of Parentco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Series D Preferred Shares shall be entitled to be paid and to receive $25.00 per share plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment, which, for greater certainty, shall include dividends calculated in accordance with clause 1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of payment before any amount shall be paid or any assets of Parentco shall be distributed to the holders of the Common Shares or of shares of any other class of Parentco ranking as to capital junior to the Series D Preferred Shares. Upon payment to the holders of the Series D Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of Parentco.

8. Interpretation

In the event that any date on which any dividend on Series D Preferred Shares is payable by Parentco, or on or by which any other action is required to be taken by Parentco hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

For the purposes of these share provisions, "Business Day" means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which Parentco's registered office is located.

In the event of the non-receipt of a cheque by the holder of Series D Preferred Shares entitled to such cheque, or the loss or destruction thereof, Parentco, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to Parentco, shall issue to such holder a replacement cheque for the amount of such cheque.

9. Mail Service Disruption

If the directors of Parentco determine that mail service is or is threatened to be interrupted at the time when Parentco is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series D Preferred Share, whether in connection with the redemption of such share or otherwise, Parentco may, notwithstanding the provisions hereof:

(a) give such notice by means of publication once in each of two successive weeks in one daily English language newspaper of general circulation published in each of the Provinces of Canada and once in a daily French language newspaper of general circulation published in Montreal, and notice so published shall be deemed to have been given on the date on which the first publication has taken place in the last of the Provinces of Canada;

(b) fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent for the Series D Preferred Shares at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal and Halifax, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that, as soon as the directors of Parentco determine that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that Parentco is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who, at the date of mailing, is a registered holder and who is entitled to receive such certificate.

10. Amendment

Subject to the exception provided for in this clause 10, the provisions contained in clause 1 to 11 both inclusive (including this clause) attaching to the Series D Preferred Shares, or any of them, may be deleted, varied, modified, amended or amplified by Articles of Amendment but only with the prior approval of the holders of the Series D Preferred Shares given in accordance with clause 11 hereof, in addition to any vote, authorization, confirmation or approval required by the Act. Holders of Series D Preferred Shares are not entitled to vote separately as a series, nor are such holders entitled to dissent upon a proposal to amend the articles of Parentco to reclassify and change the Series D Preferred Shares as and into $25.00 Floating Rate Cumulative Redeemable Preferred Shares Series B ("Series B Preferred Shares") provided that such proposal provides that the Series D Preferred Shares are to be reclassified and changed as and into Series B Preferred Shares on a one-for-one basis, and the rights, privileges, restrictions and conditions attaching to the Series B Preferred Shares at such time are identical to the rights, privileges, restrictions and conditions attaching to the Series B Preferred Shares on the date hereof, and the Series B Preferred Shares are otherwise as constituted on the date hereof.

11. Approval of Holders of Series D Preferred Shares

The approval of the holders of Series D Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Act) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series D Preferred Shares or by a resolution passed by at least 66⅔% of the votes cast at a meeting of the holders of the Series D Preferred Shares duly called for that purpose and held in accordance with the provisions of clause 8 of the provisions attaching to the Class C Preferred Shares as a class, *mutatis mutandis*, with Series D Preferred Shares having one vote for such purposes for each $1.00 of the issue price of each Series D Preferred Share held.

Parentco Class C Preferred Shares, Series E

The fifth series of Class C Preferred Shares shall consist of 800,000 shares designated "Cumulative Perpetual Preferred Shares Series E" (the "Series E Preferred Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Class C Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

I. PART I

All terms used Part I of these provisions respecting the Series E Preferred Shares which are defined in Part II hereof have the meaning ascribed to them in Part II hereof:

1. Payment of Dividends

(a) For each Dividend Period falling within a Corporation Determined Term, the holders of Series E Preferred Shares shall be entitled to receive, and Parentco shall pay thereon, as and when declared by the Board of Directors of Parentco, out of the moneys of Parentco properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount determined in accordance with section I.2.(b) hereof payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period.

(b) For each Dividend Period falling within a Dealer Determined Term, the holders of Series E Preferred Shares shall be entitled to receive, and Parentco shall pay thereon, as and when declared by the Board of Directors of Parentco, out of the moneys of Parentco properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount determined in accordance with section I.2.(c) hereof payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period.

(c) For each Auction Dividend Period falling within an Auction Term, the holders of Series E Preferred Shares shall be entitled to receive, and Parentco shall pay thereon, as when declared by the Board of Directors of Parentco, out of the moneys of Parentco properly applicable to the payment of dividends, monthly cumulative preferential cash dividends in an amount determined in accordance with section I.2(d) hereof payable, with respect to each such Auction Dividend Period, on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period.

Parentco shall pay such dividends on the Series E Preferred Shares to the holders of record thereof at the close of business on the sixth Business day immediately preceding the relevant Dividend Payment Date or Auction Dividend Payment Date (as applicable). Payment of any dividends may be made by cheque of Parentco or its paying agent, and such payment shall be a full and complete discharge of Parentco's obligation to pay the dividend unless the cheque is not honoured when presented for payment.

Dividends which are represented by a cheque which has not been presented to Parentco's bankers for payment, or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable, may be reclaimed and used by Parentco for its own purposes.

2. Amounts of Dividends

(a) Subject to section I.2.(d) hereof, for each Dividend Period included within a Corporation Determined Term, the dividend to be paid on each Series E Preferred Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by Parentco Determined Quarterly Dividend Rate for such Dividend Period.

(b) Subject to section I.2(d) hereof, for each Dividend Period included within a Dealer Determined Term, the dividend to be paid on each Series E Preferred Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by the Dealer Determined Quarterly Dividend Rate for such Dividend Period.

(c) For each Auction Dividend Period included within an Auction Term, the dividend to be paid on each Series E Preferred Share on that Auction Dividend Payment Date immediately following the end of such Auction Dividend Period shall be determined as follows:

(i) on the Auction Dividend Payment Date immediately following the end of the first Auction Dividend Period during any Auction Term, the dividend to be paid on each Series E Preferred Share shall be the amount which is the product of (1) $25.00, (2) 75% of the Bankers' Acceptance Rate (as defined in section VI.(d) hereof) determined as of the first Business Day of such Auction Dividend Period and (3) the number of days in the first Auction Dividend Period, divided by 365; and

(ii) on the Auction Dividend Payment Dates immediately following the end of the second and subsequent Auction Dividend Periods during any Auction Term, the dividend to be paid on each Series E Preferred Share shall be the amount which is the product of (1) $25.00, (2) the Current Dividend Rate for each such Auction Dividend Period as determined on the Auction Dividend Period and (3) the number of days in such Auction Dividend Period, divided by 365.

(d) For the first Dividend Period included within a Corporation Determined Term or a Dealer Determined Term, in either case immediately following an Auction Term, the dividend to be paid on each Series E Preferred Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the product of (1) $25.00, (2) four times Corporation Determined Quarterly Dividend Rate or the Dealer Determined Quarterly Dividend Rate, as the case may be, for such Dividend Period and (3) the number of days in such Dividend Period, divided by 365.

(e) If, for any reason the dividend rate applicable hereunder is, in respect of any particular day, not determined or not determinable in accordance with the provisions hereof, the rate applicable in respect of such day shall be the Bankers' Acceptance Rate (as defined in section V.1.(d) hereof) on such day plus 0.40%.

3. Cumulative Dividends

If on any Dividend Payment Date or Auction Dividend Payment Date the dividends accrued to such date are not paid in full on all Series E Preferred Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors of Parentco on which Parentco shall have sufficient moneys properly applicable to the payment of such dividends. The holders of Series E Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

4. Redemption at the Option of Parentco.

Subject to the provisions of the *Canada Business Corporation Act* and other laws governing Parentco, as now existing or hereafter amended (such laws being hereinafter referred to as the "Act") and the articles of Parentco, Parentco may, upon giving notice as hereinafter provided, at any time redeem the whole or from time to time any part of the then outstanding Series E Preferred Shares on payment of each share to be redeemed of a price of $25.00 together, in each case, which an amount equal to all accrued an unpaid dividends thereon to but excluding the date fixed for redemption (the whole constituting and being herein referred to as the "Redemption Price"). If Parentco desires to redeem only part of the Series E Preferred Shares, the Series E Preferred Shares to be redeemed shall be selected by lot in single shares or in units of 10 shares or less in such manner as the Board of Directors of Parentco may determine or *pro rata* disregarding fractions.

Any Series E Preferred Shares which are so redeemed shall be cancelled and not reissued.

5. Manner of Redemption

In the case of any redemption of Series E Preferred Shares pursuant to section I.4 hereof, Parentco shall, at least 30 (or, in the case of notice given during an Auction Term, 12) days before the date specified for redemption, give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series E Preferred Shares to be redeemed of the intention of Parentco to redeem such Series E Preferred Shares. Such notice shall set out the date (the "Redemption Date") on which the redemption is to take place (which date may not be a day during an Auction Term other than a Settlement Date), the Redemption Price and, unless all the Series E Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series E Preferred Shares so held which are to be redeemed. On and after the Redemption Date, Parentco shall pay or cause to be paid to the holders of the Series E Preferred Shares so called for redemption the Redemption Price therefor on presentation and delivery, at the registered office of Parentco or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series E Preferred Shares so called for redemption. Payment of the Redemption Price shall be made by cheque of Parentco or its paying agent, and such payment shall be a full and complete discharge of Parentco's obligation to pay the Redemption Price owed to the holders of Series E Preferred Share so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series E Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series E Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that, if payment of such Redemption Price is not duly made by or on behalf of Parentco in accordance with the provision hereof, the rights of such holders shall remain unaffected. If part only of Series E Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

Parentco shall have the right, at any time after giving notice of its intention to redeem any Series E Preferred Shares, to deposit the aggregate Redemption Price of the Series E Preferred Shares so called for redemption; or to such of the Series E Preferred Shares represented by certificates as have not at the date of such deposit been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of Parentco) to be paid without interest to or to the order of the respective holders of the Series E Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series E Preferred Shares. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Series E Preferred Shares in respect whereof such deposit shall have been made, shall be and shall be deemed to be redeemed, and the rights of the holders thereof after such deposit or the Redemption Date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited upon presentation and delivery of the certificates representing the Series E Preferred Share held by them respectively. Any interest allowed on any such deposit shall belong to Parentco. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date, may be returned to Parentco. Redemption moneys which remain unclaimed (including moneys returned to Parentco from a special account after three years) for a period of six years from the Redemption Date, may be reclaimed and used by Parentco for its own purposes.

6. Purchase for Cancellation

Subject to the provisions of the Act and the articles of Parentco, Parentco may at any time or times purchase (if obtainable) the whole or any part of the outstanding Series E Preferred Shares by invitation for tenders to all the holders of record of Series E Preferred Shares outstanding at the lowest price or prices at which, in the opinion of the Board of Directors of Parentco, such shares are then obtainable but not exceeding $25.00 per share together, in each case, with an amount equal to all accrued and unpaid dividends thereon up to but excluding the date of purchase, and the costs of purchase.

Parentco shall give notice of its intention to invite tenders to all holders of Series E Preferred Shares in accordance with the provisions from time to time of the by-laws of Parentco respecting notice to shareholders. If, upon any invitation for tenders under the provisions of section I.6, Parentco shall receive tenders of Series E Preferred Shares at the same price, which shares, when added to any Series E Preferred Shares tendered at a lower price or prices, aggregate a number greater than the number for which Parentco is prepared to accept tenders, the Series E Preferred Shares so tendered at the same price which Parentco determines to purchase shall be purchased as nearly as may be *pro rata* (disregarding fractions) in proportion to the total number of Series E Preferred Shares so tendered by each of the holders of Series E Preferred Shares who submitted tenders at such price. Any Series E Preferred Shares so purchased shall be cancelled and not reissued. If part only of the Series E Preferred Shares representing by any certificates shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

7. Restricted on Dividends and Retirement or Issue of Shares

Subject to the provisions of the Act, as long as any Series E Preferred Shares are outstanding, Parentco shall not, without the prior approval of the holders of such outstanding Series E Preferred Shares given in the manner hereinafter specified:

(a) declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of Parentco ranking as to dividends junior the Series E Preferred Shares (other than stock dividends in shares of Parentco ranking as to capital and dividends junior to the Series E Preferred Shares); or

(b) except out to the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series E Preferred Shares, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the common shares of any other class of Parentco ranking as to capital junior to the Series E Preferred Shares; or

(c) redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series E Preferred Shares; or

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of Parentco ranking as to capital *pari passu* with the Series E Preferred Shares; or

(e) issue any additional Class C Preferred Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of Parentco into Class C Preferred Shares of an existing series) or any shares ranking as to dividends or capital prior to or *pari passu* with the Class C Preferred Shares,

unless, at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase, reduction, return of capital or issue, as the case may be, all accrued and unpaid cumulative dividends up to and including dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Series E Preferred Shares, and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or *pari passu* with the Series E Preferred Shares.

8. Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of Parentco or other distribution of assets of Parentco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of Series E Preferred Shares shall be entitled to be paid and to receive $25.00 per share plus an amount equal to all accrued and unpaid dividends thereon before any amounts shall be paid or any assets of Parentco shall be distributed to the holders of the Common Shares or of shares of any other class of Parentco ranking as to capital junior to the Series E Preferred Shares. Upon payment to the holders of Series E Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of Parentco.

9. Information and Voting Rights

The holders of Series E Preferred Shares shall be entitled to receive all financial statements and other information sent by Parentco to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at, any meetings of shareholders of Parentco unless Parentco shall have failed to pay in the aggregate dividends with respect to Dividend Periods, whether or not consecutive, aggregating at least 24 months on the Series E Preferred Shares, in which case, and so long thereafter as any dividends on the Series E Preferred Shares continue to be in arrears, the holders of Series E Preferred Shares shall be entitled to receive notice of and to attend all meetings of shareholders of Parentco other than any meetings of the holders of any other class or series of shares of Parentco held separately as a class or series but shall have no vote thereat, and shall be entitled, voting separately as a class together with all other holders of Class C Preferred Shares having such right, to elect two members of the Board of Directors of Parentco, and, for such purpose, the holders of the Series E Preferred Shares shall have one vote for each $1.00 of the issue price of each Series E Preferred Share held.

Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of all persons who may be directors of Parentco at any time when the right to elect directors shall accrue to the holders of Series E Preferred Shares as provided in the section, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall be been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at any other meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days' notice. Any such other meeting shall be called by the Secretary of Parentco upon the written request of the holders of at least 10% of the outstanding Series E Preferred Shares and, in default of the calling of such meeting by the Secretary within 5 days after the making of such request, it may be called by any holder of Series E Preferred Shares.

Any vacancy occurring among members of the Board of Directors elected to represent the holders of Class C Preferred Shares in accordance with the foregoing provisions of this section, may be filled by the Board of Directors with the consent and approval of the remaining director elected to represent the holders of Class C Preferred Shares, but if there be no such remaining director, the Board of Directors may elect two holders of Class C Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the Board of Directors, the holders of at least 10% of the outstanding Series E Preferred Shares shall have the right to require the Secretary of Parentco to call a meeting of the holders of Class C Preferred

Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the Board of Directors when there is no director in office who has been elected to represent the holders of Class C Preferred Shares, and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of the directors elected by the holders of Class C Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Class C Preferred Shares then outstanding, and the vacancies thereby created may be filled by the remaining directors of Parentco.

II. PART II

1. Interpretation and Application

(a) For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, the following expressions have the following meanings:

(i) "Auction" shall mean the periodic operation of the Auction Procedures;

(ii) "Auction Date" shall mean the third Wednesday of each calendar month of each Auction Dividend Period included within an Auction Term or, if such Wednesday is not a Business Day, the next preceding Business Day;

(iii) "Auction Dividend Payment Date" shall mean the first Business Day following the Settlement Date;

(iv) "Auction Dividend Period" shall mean, with respect to the first Auction Dividend Period of any Auction Term, the period from and including the immediately preceding Dividend Payment Date to but excluding the first Settlement Date and, with respect to any subsequent Auction Dividend Period of such Auction Term, shall mean the period from and including each Settlement Date to but excluding the next succeeding Settlement Date; for greater certainty, the first Auction Dividend Period of an Auction Term shall commence on the day immediately following the last day of each Corporation Determined Term and each Dealer Determined Term unless the provisions of Part III or Part IV hereof shall have been implemented prior to such day so as to result in a Corporation Determined Term or Dealer Determined Term commencing on such day;

(v) "Auction Procedures" shall mean the procedures set forth in Part V hereof for determining the applicable dividend rate for the Series E Preferred Shares from time to time during an Auction Term;

(vi) "Auction Term" shall mean any term of not less than two consecutive Auction Dividend Periods with respect to which the Auction Procedures apply commencing on the first day of the first of such Auction Dividend Periods and terminating on the last day of any subsequent Auction Dividend Period which immediately precedes the beginning of a Corporation Determined Term or a Dealer Determined Term, as the case may be;

(vii) "Average Daily Prime Rate" shall mean, for any day, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Daily Prime Rate of the Banks on such day; provided that, if on such day there shall be no Daily Prime Rate for one or more of the banks, the Average Daily Prime Rate for such day shall be the average of the Daily Prime Rates of the other Bank or Banks as the case may be, and further provided that, if on such day there shall be no Daily Prime Rate for any of the Banks, the Average Daily Prime Rate for any of the Banks, the Average Daily Prime Rate for such day shall be 1.5% above the average yield per annum on 91-day Government of Canada Treasury bills as reported by the Bank of Canada for the most recent weekly tender preceding such day;

(viii) "Average Prime Rate" shall mean, for any period consisting of one or more days, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Average Daily Prime Rate for each day during such period;

(ix) "Banks" shall mean Canadian Imperial Bank of Commerce, The Royal Bank of Canada, The Toronto-Dominion Bank, Bank of Montreal and The Bank of Nova Scotia, and the term "Bank" shall mean one of the Banks and, for the purposes of this definition, "Banks" shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks;

(x) "Business Day" shall mean a day on which The Toronto Stock Exchange or any successor stock exchange is open for business and, for the purpose of Part V hereof, the principal offices of the Auction Manager, in Toronto, Ontario, are open for business;

(xi) "Corporation Determined Quarterly Dividend Rate" shall have the meaning ascribed thereto in Part III hereof;

(xii) "Corporation Determined Term" shall mean a term selected by Parentco consisting of one or more consecutive Dividend Periods, commencing on a Dividend Payment Date or a Settlement Date and terminating on the last day of the last Dividend Period selected by Parentco, to which the provisions of Part III hereof shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term, provided that such term and the dividend rate applicable thereto have been approved by the holders of Series E Preferred Shares in accordance with section III.3 hereof;

(xiii) "Current Dividend Rate" shall be the rate per annum which has been determined in accordance with section V.4.(b) hereof for the next succeeding Auction Dividend Period;

(xiv) "Daily Prime Rate" shall mean, for any Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest such Bank will charge on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate;

(xv) "Dealer Determined Quarterly Dividend Rate" shall have the meaning ascribed to that term in Part IV hereof;

(xvi) "Dealer Determined Term" shall mean a term selected by a Dealer consisting of one or more consecutive Dividend Periods, commencing on a Dividend Payment Date or Settlement Date and terminating on the last day of the last Dividend Period selected by such Dealer, to which the provisions of Part IV hereof shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term;

(xvii) "Dividend Payment Dates" shall mean the fourteenth day of each of the months of February, May, August and November in each year;

(xviii) "Dividend Period" shall mean the period from and including the date of issue of the Series E Preferred Shares to but excluding the first Dividend Payment and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date except for the first Dividend Period following an Auction Term, in which case "Dividend Period" shall mean the period from and including the most recent Settlement Date of the Auction Term to but excluding the next succeeding Dividend Payment Date which falls at least three calendar months after the said Settlement Date;

(xix) "hereof" and similar expressions mean or refer to the provisions relating to the Series E Preferred Shares;

(xx) "Reuters Screen" means the display designated as page "CDOR" on the Reuter Monitor Money Rates Service (or such other page as may replace the CDOR page on that service) for the purpose of displaying Canadian dollar bankers' acceptance rates and Government of Canada Treasury bill rates; and

(xxi) "Settlement Date" shall mean the first Business Day following an Auction Date.

(b) In the event that any date on which any dividend on the Series E Preferred Shares is payable, or on or by which any other action is required to be taken by Parentco hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

(c) In the event of the non-receipt of a cheque by a holder of Series E Preferred Shares entitled to such cheque, or the loss or destruction thereof, Parentco, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to Parentco, shall issue to such holder a replacement cheque for the amount of such cheque.

(d) The provisions of Part III hereof with respect to the fixing of a Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term may be used by Parentco from time to time during any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period (other than during the first Auction Dividend Period within an Auction Term), as the case may be, provided that in such circumstances such provisions are initiated no earlier than 60 days and no later than 45 days prior to the end of the current Corporation Determined Term or Dealer Determined Term, or are initiated no earlier than 25 days and no later than 20 days prior to the end of the current Auction Dividend Period, as the case may be.

(e) The provisions of Part IV hereof with respect to the solicitation of Dealer Offers for the purpose of fixing a Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term, may be used by Parentco from time to time during any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period (other than during the first Auction Dividend Period within an Auction Term), as the case may be, provided that in such circumstances such provisions are initiated no earlier than 30 days and no later than 25 days prior to the expiry of the current Corporation Determined Term or Dealer Determined Term, or are initiated no earlier than 13 days and no later than 10 days prior to the end of the current Auction Dividend Period, as the case may be.

(f) The provisions of Part V hereof shall apply following the end of any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, unless at any such time a Corporation Determined Quarterly Dividend Rate is in effect in accordance with the provisions of Part III hereof or a Dealer Determined Quarterly Dividend Rate is in effect in accordance with the provisions of Part IV hereof and the provisions of section IV.2(g) hereof are fully complied with.

(g) For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, "accrued and unpaid dividends" means the aggregate of (i) all unpaid dividends on the Series E Preferred Shares in respect of any Dividend Payment Date for any completed Dividend Period and in respect of any Auction Dividend Payment Date for any completed Auction Dividend Period and (ii) the amount calculated as though dividends on each Series E Preferred Share had been accruing on a day to day basis in a manner consistent with Section I.2 hereof from and including the Dividend Payment Date or Auction Dividend Payment Date in respect of the most recently completed of the Dividend Periods or Auction Dividend Periods, as the case may be, to but excluding the date on which the computation of accrued dividends is to be made; provided that, for the purpose of calculating accrued and unpaid dividends payable on (x) the Redemption Date in the event notice of redemption of the Series E Preferred Shares has been given pursuant to the provisions of Section I.5, (y) the purchase date in the case of any purchase of Series E Preferred Shares made under section I.6, or (z) the relevant date for the purposes of section I.8, the Average Prime Rate, if applicable to the calculation of Parentco Determined Quarterly Dividend Rate for a Corporation Determined Term or the calculation of the Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term, shall be determined based on the period of 90 days ending on a day not more than 15 days prior to the Redemption Date or purchase date and set out in the applicable notice of redemption or invitation for tenders (as the case may be) or ending on the relevant date for the purposes of section 1.8, as the case may be.

(h) The index and the headings of the various sections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

2. Notices

(a) Any notice or other communication from Parentco provided for herein, including, without limitation, any notice of redemption, shall be in writing and shall be sufficiently given if delivered or if sent by ordinary unregistered first class prepaid mail to the holders of Series E Preferred Shares at their respective addresses appearing on the securities register of Parentco or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to Parentco, or if given to such holders by telex or telecopier communication. Notwithstanding the foregoing, any notice given under Part III, IV or V hereof shall be given by telex or telecopier communication, if possible. Accidental failure to give any notices or other communications to one or more holders of Series E Preferred Shares shall not affect the validity of the notices or other communications properly given or any action, including the redemption of all or any part of the Series E Preferred Shares, taken pursuant to such properly given notices or other communications but, upon such failure being discovered, the notice or other communication, as the case may be, shall be sent forthwith to such holder or holders and shall have the same force and effect as if given in due time.

(b) If the Board of Directors of Parentco determines that mail service is or is threatened to be interrupted at the time when Parentco is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series E Preferred Shares, whether in connection with the redemption of such shares or otherwise, Parentco may, notwithstanding the provisions hereof:

(i) give such notice by means of publication once in each of the two successive weeks in newspapers of general circulation published or distributed in Toronto and Montreal; and

(ii) fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series E Preferred Shares at its principal office in Toronto, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (i) above, provided that, as soon as the Board of Directors of Parentco determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided.

(c) Notice given by Parentco by mail shall be deemed to be given on the day upon which it is mailed unless on the day of such mailing an actual disruption of mail services has occurred in the province in or to which such notice is mailed. Notice given by Parentco by publication shall be deemed to be given on the day on which the first publication is completed in each city in which notice is required to be published, and notice given by Parentco by telex or telecopier shall be deemed to be given on the day on which it is sent (or, if such day is not a Business Day, on the next following Business Day). Notice given to Parentco pursuant to the provisions hereof shall be deemed to be given on the date of actual receipt thereof by Parentco.

3. Amendment

The provisions hereof may be repealed, altered, modified or amended but only with the prior approval of the holders of Series E Preferred Shares given in accordance with section II.4 in addition to any vote, authorization, confirmation or approval required by the Act.

4. Approval of Holders of Series E Preferred Shares

The approval of the holders of Series E Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Act) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series E Preferred Shares or by a resolution passed by at least 66⅔% of the votes cast at a meeting of the holders of Series E Preferred Shares duly called for that purpose and held in accordance with clause (8) of the provisions attaching to the Class C Preferred Shares as a class, *mutatis mutandis*.

5. Tax Election

Parentco shall elect, in the manner and within the time provided under section 191.2 of the *Income Tax Act* (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate such that, and shall take all other necessary action under such Act that, no holder of Series E Preferred Shares shall be required to pay tax on dividends received on the Series E Preferred Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

III. PART III — CORPORATION DETERMINED RATE PROCEDURES

1. Definitions

For the purposes of this Part III, the following expressions have the following meanings:

(a) "Bankers' Acceptance Rate", for any day, shall mean the average bid rate for three-month Canadian dollar bankers' acceptances which appears on the Reuters Screen as of 10:00 a.m., Toronto time, on that day. If such rate does not appear on the Reuters Screen, the rate on that day shall be determined on the basis of the average quoted bid rates of the Banks for three-month Canadian dollar bankers' acceptances for settlement on that day accepted by the Banks as of 10:00 a.m., Toronto time, on that day;

(b) "Corporation Determined Percentage" shall mean a percentage of the Average Prime Rate or of the Bankers' Acceptance Rate to be selected by Parentco and set forth in the notice referred to in section III.2 hereof;

(c) "Corporation Determined Quarterly Dividend Rate" shall mean one-quarter of the annual dividend rate specified by Parentco in its notice pursuant to section III.2 hereof, which annual dividend rate shall be one of:

(i) Corporation Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made based on the Average Prime Rate for the three calendar months ending on the last day of the calendar month prior to the calendar month during which the Dividend Payment Date for which the determination is being made falls;

(ii) Corporation Determined Percentage of the Bankers' Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made; or

(iii) a fixed annual percentage rate.

Terms defined in Part II, Part IV or Part V hereof and used but not defined in this Part III shall have the meanings attributed thereto in Part II, Part IV or Part V, as the case may be.

2. Determination of New Dividend Rate

No earlier than 60 days and no later than 45 days prior to the end of the current Corporation Determined Term or Dealer Determined Term, or no earlier than 25 days and no later than 20 days prior to the end of the current Auction Dividend Period (and provided such Auction Dividend Period is not the first Auction Dividend Period within the Auction Term), as the case may be, Parentco may notify the holders of Series E Preferred Shares of a proposed Corporation Determined Quarterly Dividend Rate for a proposed Corporation Determined Term. Such notification to such holders shall also:

(i) specify a date by which each holder must notify Parentco in writing of its acceptance of the proposed Corporation Determined Quarterly Dividend Rate and the proposed Corporation Determined Term, if such holder intends to accept such rate and term, which date shall be at least 35 days prior to the end of the current Corporation Determined Term or Dealer Determined Term, or at least 15 days prior to the end of the current Auction Dividend Period, as the case may be; and

(ii) specify that the proposed Corporation Determined Quarterly Dividend Rate and the proposed Corporation Determined Term shall become effective for the purposes of determining the dividends to be paid on the Dividend Payment Dates for Dividend Period during such proposed Corporation Determined Term only if all of the holders of Series E Preferred Shares accept such rate and term.

3. Acceptance of Corporation Determined Quarterly Dividend Rate

If,

(i) by the time prescribed in paragraph (i) of section III.2 hereof, all of the holders of Series E Preferred Shares have accepted the proposed Corporation Determined Quarterly Dividend Rate and the proposed Corporation Determined Term as evidenced by notice in writing to Parentco, and

(ii) at least 30 days prior to the end of the current Corporation Determined Term or Dealer Determined Term, or at least 12 days prior to the end of the current Auction Dividend Period, as the case may be, Parentco has notified all of such holders that each of them has agreed with Parentco on such rate and term;

such Corporation Determined Quarterly Dividend Rate and Corporation Determined Term shall apply for the purposes of determining the dividend to be paid on the Series E Preferred Shares on each Dividend Payment Date in respect of Dividend Periods during such Corporation Determined Term.

4. Termination of Application

Notwithstanding the acceptance of a Corporation Determined Quarterly Dividend Rate and a Corporation Determined Term as provided for in this Part III, Parentco may notify the holders of Series E Preferred Shares that Parentco does not intend to implement application of Parentco Determined Quarterly Dividend Rate and Corporation Determined Term as set forth in the notification to holders provided that such notification is given by Parentco prior to the end of the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be. In such circumstances, the provisions of Part IV hereof may be applied in accordance with such Part, failing which the provisions of Part V hereof shall be applied in accordance with such Part. Any such notification shall not limit or restrict the right of Parentco, prior to the expiry or any subsequent Corporation Determined Term, Dealer Determined Term or Auction Dividend period, as the case may be, to implement the provisions of this Part III by forwarding a notification to the holders of Series E Preferred Shares.

5. Miscellaneous

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part III, the Board of Directors of Parentco (or any person or persons designated by the Board of Directors) may, in such manner as it shall determine in its sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty and any such determination evidenced by a certificate of the Secretary of Parentco (which shall be provided to holders of Series E Preferred Shares) shall be conclusive.

IV. PART IV — DEALER BIDS PROCEDURES

1. Definitions

For the purposes of this Part IV, the following expressions have the following meanings:

(a) "Bankers' Acceptance Rate", for any day, shall mean averaged bid rate for three-month Canadian dollar bankers' acceptances which appears on the Reuters Screen as of 10:00 a.m., Toronto time, on that day. If such rate does not appear on the Reuters Screen, the rate on that day shall be determined on the basis of the averaged quoted bid rates of the banks for three-month Canadian dollars bankers' acceptances for settlement on that day accepted by the Banks as of 10:00 a.m., Toronto time, on that day;

(b) "Dealer" shall mean any registered investment dealer or other person permitted by law to perform the functions required of a Dealer in this Part IV;

(c) "Dealer Determined Percentage" shall mean a percentage of the Average Prime Rate or the Bankers' Acceptance Rate to be selected by each Dealer and to be set forth in each Dealer Offer in accordance with section IV.2(b) hereof;

(d) "Dealer Determined Quarterly Dividend Rate" shall mean one-quarter of the annual dividend rate specified by the Dealer in the Accepted Dealer Offer referred to in section IV.2(c) hereof which shall be one of:

(i) the Dealer Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made based on the Average Prime Rate for the three calendar months ending on the last day of the calendar month prior to the calendar month during which the Dividend Payment Date for which the determination is being made falls;

(ii) the Dealer Determined Percentage of the Bankers' Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made; or

(iii) a fixed annual percentage rate;

(e) "Dealer Offer" shall mean a written irrevocable and unconditional offer from a Dealer in response to a Notice Requesting Bids to purchase all of the Series E Preferred Shares outstanding on the last day of the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, at a purchase price per Series E Preferred Share equal to $25.00 and containing the information specified in section IV.2(b) hereof;

(f) "Dealer Response Date" shall have the meaning ascribed thereto in section IV.2(a) hereof;

(g) "Notice Requesting Bids" shall mean a notice from Parentco to one or more Dealers requesting them to submit Dealer Offers as provided for in section IV.2(a) hereof; and

(h) "Notification to Holders" shall mean the notification from Parentco to holders of Series E Preferred Shares of the acceptance of a Dealer Offer as provided for in section IV.2(d) hereof.

Terms defined in Part II and Part V hereof and used but not defined in this Part IV shall have the meanings attributed thereto in Part II and Part V.

2. Bids by Dealers

(a) No earlier than 30 days and no later than 25 days prior to the end of the current Corporation Determined Term or Dealer Determined Term, or no earlier than 13 days and no later than 10 days prior to the end of the current Auction Dividend Period (and provided such Auction Dividend Period is not the first Auction Dividend Period within an Auction Term), as the case may be, Parentco may solicit bids from one or more Dealers for the purchase of all of the Series E Preferred Shares. Such solicitation shall be contained in a Notice Requesting Bids to be sent by Parentco to such Dealers which notice shall:

(i) invite each Dealer to submit to Parentco a Dealer Offer; and

(ii) specify a date, which date shall not be more than 10 days after the giving of such notice except if such notice is given during an Auction Dividend Period, in which case the date specified shall not be more than 5 days after the giving of such notice, by which any such offer must be received (the "Dealer Response Date") by Parentco.

(b) Each Dealer receiving a Notice Requesting Bids may submit a Dealer Offer provided such Dealer does so by the Dealer Response Date and provided that such Dealer Offer specifies:

(i) for the purpose of determining the Dealer Determined Quarterly Dividend Rate in the event such Dealer's Dealer Offer is accepted under section IV.2(c):

(A) the Dealer Determined Percentage of the Average Prime Rate (to be determined as described in paragraph (i) of the definition hereof of "Dealer Determined Quarterly Dividend Rate");

(B) the Dealer Determined Percentage of the Bankers' Acceptance Rate (to be determined as described in paragraph (ii) of the definition herein of "Dealer Determined Quarterly Dividend Rate"); or

(C) a fixed annual percentage rate;

(ii) a Dealer Determined Term for which the rate referred to in paragraph (i) of this section IV.2(b) shall apply; and

(iii) the amount of any fees to be paid by Parentco to the Dealer in respect of the Series E Preferred Shares in the event the Dealer's Offer is accepted by Parentco.

(c) If Parentco wishes to accept a Dealer Offer, it shall signify such acceptance on or before 15 days prior to the end of the current Corporation Determined Term or Dealer Determined Term, or on or before 5 days prior to the end of the current Auction Dividend Period, as the case may be, by notice to the Dealer whose Dealer Offer it accepts (an "Accepted Dealer Offer"). The Dealer Determined Quarterly Dividend Rate and Dealer Determined Term specified in the Accepted Dealer Offer shall apply for the purposes of determining the dividends to be paid on the Series E Preferred Shares on each Dividend Payment Date in respect of Dividend Periods during such Dealer Determined Term, provided the provisions of section IV.2(g) hereof are fully complied with. The Dealer whose Dealer Offer is accepted will be required to purchase all of the Series E Preferred Shares not retained by the existing holders on the last day of the current Corporation Determined Term or the Dealer Determined Term or on the Settlement Date immediately following the current Auction Dividend Period, as the case may be, on the terms contained in the Accepted Dealer Offer.

(d) Concurrently with its acceptance of a Dealer Offer, and in any event not later than 15 days prior to the end of the Current Corporation Determined Term or Dealer Determined Term, or not later than 5 days prior to the end of the current Auction Dividend Period, as the case may be, Parentco shall notify (a "Notification to Holders") each existing holder of Series E Preferred Shares that Parentco has accepted a Dealer Offer. Such notification shall:

(i) specify the Dealer Determined Quarterly Dividend Rate to apply to the Series E Preferred Shares;

(ii) specify the Dealer Determined Term for which the Dealer Determined Quarterly dividend Rate referred to in paragraph (i) of this section IV.2(d) shall apply;

(iii) notify such holders of the right of each holder either to sell all or some of the Series E Preferred Shares it holds to such Dealer or to continue to hold all or some of the Series E Preferred Shares it holds;

(iv) notify such holders of the date (which shall be not more than ten days and not less than six days prior to the end of the current Corporation Determined Term or Dealer Determined Term, or not more than three days and not less than two days prior to the end of the current Auction Dividend Period, as the case may be) by which Parentco must have received written notice from such holder of its decision to sell all or some of the Series E Preferred Shares it holds as provided for in section IV.2(e) hereof;

(v) notify such holders that any holder of Series E Preferred Shares that fails to respond to the Notification to Holders by the date specified for response therein will be deemed to have elected to continue to hold all of the Series E Preferred Shares then held by it subject to the terms and conditions as to the Dealer Determined Quarterly Dividend Rate and the Dealer Determined Term which are set forth in the Notification to Holders; and

(vi) identify the Dealer whose Dealer Offer has been accepted.

(e) Upon receipt of the Notification to Holders, an existing holder of Series E Preferred Shares may elect to sell Series E Preferred Shares in accordance with the terms specified in such Notification to Holders by notifying Parentco in writing of such decision and of the number of shares to be sold. Each holder of Series E Preferred Shares who elects to sell all or some of its Series E Preferred Shares shall, together with such notice, deposit the certificate or certificates representing the Series E Preferred Shares which such holder desires to sell (with the transfer panel on such certificate duly completed and signed or, in the alternative, with a duly completed stock transfer power of attorney accompanying such certificate or certificates) at the registered office of Parentco, or at any place where the Series E Preferred Shares may be transferred or any other place or places in Canada specified by Parentco to holders of Series E Preferred Shares in the Notification to Holders. If a holder of Series E Preferred Shares wishes to sell only some of the Series E Preferred Shares represented by any share certificate or certificates, the holder may deposit the certificate or certificates, as aforementioned, and Parentco shall issue and deliver to such holder, at the expense of Parentco, a new share certificate representing the Series E Preferred Shares which are not being delivered for sale. Any holder of Series E Preferred Shares that fails to respond to the Notification to Holders by the date specified for response therein will be deemed to have elected to continue to hold all of the Series E Preferred Shares then held by it subject to the terms and conditions as to the Dealer Determined Quarterly Dividend Rate and the Dealer Determined Term which are set forth in the Notification to Holders. Parentco shall have all such powers and authority as may be necessary to determine finally the adequacy of all transfer instruments and related matters with respect to the sale of shares by an existing holder to a Dealer hereunder. Any determination by Parentco to the effect that any instrument of transfer is incomplete or ineffective shall bind the holder intending to sell any of its Series E Preferred Shares pursuant to the provisions of this Part IV and shall also bind the Dealer in question.

(f) At least one Business Day prior to the end of the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, Parentco shall notify the Dealer submitting the Accepted Dealer Offer of the number of shares to be purchased by such Dealer in accordance with section IV.2(g) hereof and of the identity of the vendor or vendors thereof.

(g) On the last day of the current Corporation Determined Term, or Dealer Determined Term or on the Settlement Date immediately following the end of the Auction Dividend Period, as the case may be, the Dealer submitting the Accepted Dealer Offer shall purchase the Series E Preferred Shares from the holders specified in section IV.2(f) hereof at the purchase price set out in section IV.1(a) hereof. For the purposes of completing such purchase, the Dealer submitting the Accepted Dealer Offer shall deposit with Parentco, at its registered office, on or prior to noon (Toronto time) on such date, a certified cheque payable to Parentco, as agent for the vendor or vendors referred to in section IV.2(f) hereof, representing the aggregate purchase price for the Series E Preferred Shares to be purchased pursuant to this section IV.2(g) together with a direction as to registration particulars with respect to such Series E Preferred Shares to be purchased. Upon receipt of such certified cheque as aforesaid, Parentco shall deliver to the vendor or vendors at the registered office of Parentco cheques payable to the vendor or vendors in payment of the purchase price for such Series E Preferred Shares (less any tax required to be deducted and withheld therefrom) against delivery of the certificates therefor duly completed in accordance with section IV.2(a), and delivery of such cheques by Parentco shall be deemed to be payment and shall satisfy and discharge all liability for such purchase price to the extent of the amount represented by such cheques (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper tax authority), unless such cheques are not paid on due presentation.

3. Termination of Application

Notwithstanding the acceptance of a Dealer Offer as provided for in this Part IV, Parentco may notify the holders of Series E Preferred Shares that Parentco does not intend to implement application of the Dealer Determined Quarterly Dividend Rate and Dealer Determined Term as set forth in the Notification to Holders, provided that such notification is given by Parentco prior to the end of the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be. In such circumstances, the provisions of Part V hereof shall be applied in accordance with such Part and, for greater certainty, the Dealer whose Dealer Offer has been accepted shall not be obliged to purchase any Series E Preferred Shares pursuant to such Dealer Offer. Any such notification shall not limit or restrict the right of Parentco, prior to the end of any subsequent Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, to implement the provisions of this Part IV by forwarding a Notice Requesting Bids to one or more Dealers.

4. Miscellaneous

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation of application of the procedures set forth in this Part IV, the Board of Directors of Parentco (or any person or persons designated by the Board of Directors) may, in such manner as it shall determine in its sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty and any such determination evidenced by a certificate of the Secretary of Parentco (which shall be provided to holders of Series E Preferred Shares) shall be conclusive.

V. PART V — AUCTION PROCEDURES

1. Definitions

For the purposes of this Part V, the following expressions have the following meanings:

(a) "Auction Manager" shall mean the trust corporation (which may be an affiliate of Parentco) duly appointed or to be appointed from time to time by Parentco as Auction Manager in respect of the Series E Preferred Shares pursuant to the Auction Manager Agreement;

(b) "Auction Manager Agreement" shall mean an agreement made between the Auction Manager and Parentco which provides, among other things, that the Auction Manager will follow the procedures set forth in this Part V for the purposes of determining the Current Dividend Rate for the Series E Preferred Shares;

(c) "Available Shares" shall have the meaning specified in paragraph (i) of section V.4.(a) hereof;

(d) "Bankers' Acceptance Rate", for any day, shall mean the average bid rate for one-month Canadian dollar bankers' acceptances which appears on the Reuters Screen as of 10:00 a.m., Toronto time, on that day. If such rate does not appear on the Reuters Screen, the rate on that day shall be determined on the basis of the average quoted bid rates of the Banks for one-month Canadian dollar bankers' acceptances for settlement on that day accepted by the Banks as of 10:00 a.m., Toronto time, on that day;

(e) "Bid" and "Bids" shall have the respective meanings specified in section V.2.(a) hereof;

(f) "Bidder" and "Bidders" shall have the respective meanings specified in section V.2.(a) hereof;

(g) "Dealer" shall mean any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part V, that has entered into a Dealer Agreement with the Auction Manager that remains effective;

(h) "Dealer Agreement" shall mean an agreement between the Auction Manager and a Dealer pursuant to which the Dealer agrees to participate in Auctions in compliance with the procedures set forth in this Part V;

(i) "Existing Holder" shall mean a holder of Series E Preferred Shares (i) who has signed a Purchaser's Letter, (ii) who has delivered or caused to be delivered such Purchaser's Letter to the Auction Manager and to any Dealer to which such Existing Holder submits information pursuant to section V.2.(a) hereof, and (iii) who is registered in the ledger maintained by the Auction Manager in respect of holders of Series E Preferred Shares;

(j) "held by" with respect to any Series E Preferred Shares registered in the name of the Auction Manager shall include such shares beneficially owned by an Existing Holder but does not include, with respect to such shares, the Auction Manager;

(k) "Hold Order" and "Hold Orders" shall have the respective meanings specified in section V.2.(a) hereof;

(l) "Maximum Rate" with respect to any Auction Dividend Period shall mean the Bankers' Acceptance Rate determined on the Auction Date immediately preceding the beginning of such Auction Dividend Period plus 0.40%;

(m) "Order" and "Orders" shall have the respective meanings specified in section V.2.(a) hereof;

(n) "Potential Holder" shall mean any person, including any Existing Holder, (i) who has executed a Purchaser's Letter, (ii) who has delivered or caused to be delivered such Purchaser's Letter to the Auction Manager and to any Dealer to which such Potential Holder submits information pursuant to section V.2.(a) hereof and (iii) who may be interested in acquiring Series E Preferred Shares (or, in the case of an Existing Holder, additional Series E Preferred Shares);

(o) "Purchaser's Letter" shall mean a letter addressed to the Auction Manager and a Dealer in which a person agrees, among other things, to be bound by the Auction Procedures in the event such person participates in an Auction;

(p) "Remaining Shares" shall have the meaning specified in paragraph (iv) of section V.5.(a) hereof;

(q) "Sell Order" and "Sell Orders" shall have the respective meanings specified in section V.2.(a) hereof;

(r) "Submission Deadline" shall mean 11:00 a.m., Toronto time, on any Auction Date or such later time on any Auction Date, as specified by the Auction Manager from time to time, by which Dealers are required to submit Orders to the Auction Manager;

(s) "Submitted Bid" and "Submitted Bids" shall have the respective meanings specified in section V.4.(a) hereof;

(t) "Submitted Hold Order" and "Submitted Hold Orders" shall have the respective meanings specified in section V.4.(a) hereof;

(u) "Submitted Order" and "Submitted Orders" shall have the respective meanings specified in section V.4.(a) hereof;

(v) "Submitted Sell Order" and "Submitted Sell Orders" shall have the respective meanings specified in section V.4.(a) hereof;

(w) "Sufficient Clearing Bids" shall have the meaning specified in section V.4.(a) hereof; and

(x) "Winning Bid Rate" shall mean the dividend rate per annum determined in accordance with section V.4.(a) hereof.

2. Orders by Existing Holders and Potential Holders

(a) Prior to the Submission Deadline on each Auction Date:

(i) each Existing Holder may submit to a Dealer information as to the number of Series E Preferred Shares, if any, held by such Existing Holder, which such Existing Holder:

(A) desires to continue to hold without regard to the Current Dividend Rate; and/or

(B) desires to continue to hold, provided that the Current Dividend Rate shall not be less than the dividend rate per annum specified by such Existing Holder; and/or

(C) offers to sell without regard to the Current Dividend Rate; and

(ii) Potential Holders may submit to a Dealer offers to purchase Series E Preferred Shares, provided that any such offer shall be effective only if the Current Dividend Rate shall not be less than the dividend rate per annum specified by such Potential Holder.

The communication to a Dealer of the information referred to in this Section V.2.(a) is an "Order" and, collectively, are "Orders", and each Existing Holder and each Potential Holder placing an Order is a "Bidder" and, collectively, are "Bidders"; an Order containing the information referred to in subparagraph (i)(A) of this section V.2.(a) is a "Hold Order" and, collectively, are "Hold Orders"; an Order containing the information referred to in subparagraph (i)(B) or paragraph (ii) of this section V.2.(a) is a "Bid" and, collectively, are "Bids"; and an Order containing the information referred to in subparagraph (i)(C) of this section V.2.(a) is a "Sell Order" and, collectively, are "Sell Orders".

(b) (i) A Bid by an Existing Holder shall constitute an irrevocable offer to sell at a price per Series E Preferred Share equal to $25.00:

(A) the number of Series E Preferred Shares specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is less than the rate specified in such Bid; or

(B) the number of Series E Preferred Shares specified in such Bid, or a lesser number to be determined as set forth in paragraph (iv) of section V.5.(a) hereof, if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid;

(C) the number of Series E Preferred Shares specified in such Bid if the rate specified in such Bid is higher than the Maximum Rate and Sufficient Clearing Bids do exist; or

(D) a lesser number of Series E Preferred Shares to be determined as set forth in paragraph (iii) of section V.5.(b) hereof if the rate specified in such Bid is higher than the Maximum Rate and Sufficient Clearing Bids do not exist.

(ii) A Sell Order by an Existing Holder shall constitute an irrevocable offer to sell at a price per Series E Preferred Share equal to $25.00:

(A) the number of Series E Preferred Shares specified in such Sell Order if Sufficient Clearing Bids do exist; or

(B) a lesser number of Series E Preferred Shares to be determined as set forth in paragraph (iii) of section V.5.(b) hereof if Sufficient Clearing Bids do not exist.

(iii) A Bid by a Potential Holder shall constitute an irrevocable offer to purchase at a price per Series E Preferred Share equal to $25.00:

(A) the number of Series E Preferred Shares specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is higher than the rate specified in such Bid;

(B) the specified number or a lesser number of Series E Preferred Shares to be determined as set forth in paragraph (v) of section V.5.(a) hereof if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid; or

(C) the specified number of Series E Preferred Shares if the rate specified in such Bid is equal to or lower than the Maximum Rate and Sufficient Clearing Bids do not exist.

(c) A rate specified by an Existing Holder or Potential Holder in any Bid shall be a fixed annual percentage rate or a specified percentage of the Bankers' Acceptance Rate determined on the relevant Auction Date.

(d) If none of the holders of Series E Preferred Shares is an Existing Holder for the purposes of this Part V on any date which would be an Auction Date hereunder, the Current Dividend Date for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers' Acceptance Rate determined on the Auction Date.

3. Submission of Orders by Dealers to the Auction Manager

(a) Each Dealer shall submit to the Auction Manager in writing in accordance with its Dealer Agreement prior to the Submission Deadline on each Auction Date all Orders obtained by such Dealer and specifying with respect to each Order:

(i) the name of the Bidder placing such Order;

(ii) the aggregate number of Series E Preferred Shares that are the subject of the Order;

(iii) to the extent that the Bidder is an Existing Holder, the number of Series E Preferred Shares, if any, subject to any:

(A) Hold Order placed by such Existing Holder;

(B) Bid placed by such Existing Holder and the rate specified in such Bid; and/or

(C) Sell Order placed by such Existing Holder; and

(iv) to the extent that the Bidder is a Potential Holder, the rate specified in the Bid of such Potential Holder.

(b) If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Auction Manager shall round such rate up to the next highest one-thousandth of one percent (0.001%).

(c) If for any reason an Order or Orders covering in the aggregate all the Series E Preferred Shares held by an Existing Holder is not submitted to the Auction Manager prior to the Submission Deadline, the Auction Manager shall deem a Hold Order to have been submitted on behalf of such Existing Holder covering the number of Series E Preferred Shares held by such Existing Holder and not subject to Orders submitted to the Auction Manager.

(d) If one or more Orders covering in the aggregate more than the number of Series E Preferred Shares held by any Existing Holder are submitted to the Auction Manager, such Orders shall be considered valid as follows and in the following order of priority:

(i) all Hold Orders shall be considered valid, but only up to and including, in the aggregate, the number of Series E Preferred Shares held by such Existing Holder, and, solely for purposes of allocating compensation among the Dealers submitting Hold Orders, if the number of Series E Preferred Shares subject to such Hold Orders exceeds the number of Series E Preferred Shares held by such Existing Holder, the number of Series E Preferred Shares subject to each such Hold Order shall be reduced *pro rata* to cover the number of Series E Preferred Shares held by such Existing Holder;

(ii) (A) any Bid shall be considered valid up to and including the excess of the number of Series E Preferred Shares held by such Existing Holder over the number of Series E Preferred Shares subject to any Hold Order referred to in paragraph (i) of this section V.3.(d);

(B) subject to subparagraph (ii)(A) of this section V.3.(d), if more than one Bid with the same rate is submitted on behalf of such Existing Holder and the number of Series E Preferred Shares subject to such Bids is greater than such excess, such Bids shall be considered valid up to the amount of such excess, and, solely for purposes of allocating compensation among the Dealers submitting Bids with the same rate, the number of Series E Preferred Shares subject to each Bid with the same rate shall be reduced *pro rata* to cover the number of Series E Preferred Shares equal to such excess;

(C) subject to subparagraph (ii)(A) of this section V.3.(d), if more than one Bid with different rates is submitted on behalf of such Existing Holder, such Bids shall be considered valid in the ascending order of their respective rates up to the amount of such excess; and

(D) in any event, the number, if any, of such Series E Preferred Shares subject to Bids not valid under this paragraph (ii) shall be treated as the subject of a Bid by a Potential Holder; and

(iii) all Sell Orders shall be considered valid but only up to and including, in the aggregate, the excess of the number of Series E Preferred Shares held by such Existing Holder over the sum of the Series E Preferred Shares subject to Hold Orders referred to in paragraph (i) of this section V.3.(d) and valid Bids by Existing Holders referred to in paragraph (ii) of this section V.3.(d).

(e) If more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid.

4. Determination of Sufficient Clearing Bids, Winning Bid Rate and Current Dividend Rate.

(a) On the Submission Deadline on each Auction Date, the Auction Manager shall assemble all Orders submitted or deemed submitted to it by the Dealers (each such Order as submitted or deemed submitted by a Dealer being individually a "Submitted Hold Order", a "Submitted Bid" or a "Submitted Sell Order", as the case may be, or a "Submitted Order" and, collectively, "Submitted Hold Orders", "Submitted Bids" or "Submitted Sell Orders", a "Submitted Bid" or a "Submitted Sell Order" as the case may be, or "Submitted Orders") and shall determine:

(i) the excess of (a) the total number of Series E Preferred Shares held by Existing Holders issued and outstanding over (b) the number of Series E Preferred Shares that are the subject of Submitted Hold Orders (such excess being the "Available Shares");

(ii) from the Submitted Orders, whether:

(A) the number of Series E Preferred Shares that are the subject of Submitted Bids by Potential Holders specifying one or more rates equal to or lower than the Maximum Rate;

exceeds or is equal to the sum of:

(B) (I) the number of Series E Preferred Shares that are the subject of Submitted Bids by Existing Holders specifying one or more rates higher than the Maximum Rate; and

(II) the number of Series E Preferred Shares that are the subject of Submitted Sell Orders;

and if such excess of equality exists (other than because all of the Series E Preferred Shares are the subject of Submitted Hold Orders), then such Submitted Bids in subparagraph (A) hereof shall be "Sufficient Clearing Bids"; and

(iii) if Sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids which if the Auction Manager accepted:

(A) (I) each Submitted Bid from Existing Holders specifying that lowest rate, and

(II) all other Submitted Bids from Existing Holders specifying lower rates,

thus entitling those Existing Holders to continue to hold the aggregate number of Series E Preferred Shares that are specified in those Submitted Bids; and

(B) (I) each Submitted Bid from Potential Holders specifying that lowest rate, and

(II) all other Submitted Bids from Potential Holders specifying lower rates, thus entitling those Potential Holders to purchase the aggregate number of Series E Preferred Shares that are specified in those Submitted Bids;

would result in such Existing Holders described in subparagraph (A) hereof continuing to hold an aggregate number of Series E Preferred Shares which, when added to the aggregate number of Series E Preferred Shares to be purchased by such Potential Holders described in subparagraph (B) hereof, would equal not less than the number of Available Shares. This lowest rate is the "Winning Bid Rate".

(b) Promptly after the Auction Manager has made the determinations pursuant to section V.4.(a) hereof, the Auction Manager shall advise Parentco of the Bankers' Acceptance Rate and, based on such determinations, of the dividend rate applicable to the Series E Preferred Shares for the next succeeding Auction Dividend Period (the "Current Dividend Rate") as follows:

(i) if Sufficient Clearing Bids exist, that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Winning Bid Rate so determined;

(ii) if Sufficient Clearing Bids do not exist (other than because all of the Series E Preferred Shares are the subject of Submitted Hold Orders), that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Maximum Rate; or

(iii) if all of the Series E Preferred Shares are the subject of Submitted Hold Orders, that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers' Acceptance Rate determined on the Auction Date.

5. Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares

Based on the determinations made pursuant to section V.4.(a) hereof, the Submitted Bids and Submitted Sell Orders shall be accepted or rejected, and the Auction Manager shall take such other action as set forth below:

(a) If Sufficient Clearing Bids have been made, subject to the provisions of section V.5.(c) and V.5.(d) hereof, Submitted Bids and Submitted Sell Orders shall be accepted and rejected in the following order of priority, and all other Submitted Bids shall be rejected:

(i) (A) the Submitted Sell Order of each Existing Holder shall be accepted and (B) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the Series E Preferred Shares that are the subject of such Submitted Sell Order and such Submitted Bid;

(ii) the Submitted Bid of each Existing Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series E Preferred Shares that are the subject of such Submitted Bid;

(iii) the Submitted Bid of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Potential Holder to purchase the number of Series E Preferred Shares specified in such Submitted Bid;

(iv) the Submitted Bid for each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series E Preferred Shares that are the subject of such Submitted Bid, unless the number of Series E Preferred Shares subject to all such Submitted Bids is greater than the total number of Available Shares minus the number of Series E Preferred Shares subject to Submitted Bids described in paragraphs (ii) and (iii) of this section V.5.(a) (the "Remaining Shares"). In this event, the Submitted Bids of each such Existing Holder described in this paragraph (iv) shall be rejected, and each such Existing Holder shall be required to sell Series E Preferred Shares, but only in an amount equal to the difference between (A) the number of Series E Preferred Shares then held by such Existing Holder subject to such Submitted Bid, and (B) the number of Series E Preferred Shares obtained by multiplying (x) the number of remaining Shares by (y) a fraction, the numerator of which shall be the number of Series E Preferred Shares held by such Existing Holder subject to such Submitted Bid and the denominator of which shall be the sum of the number of Series E Preferred Shares subject to such Submitted Bids made by all such Existing Holders who specified a rate equal to the Winning Bid Rate; and

(v) the Submitted Bid of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted but only in an amount equal to the number of Series E Preferred Shares obtained by multiplying (A) the excess, if any, of the total number of Available Shares over the number of Series E Preferred Shares subject to accepted Submitted Bids described in clauses (ii), (iii) and (iv) of this subjection V.5. (a) by (B) a fraction, the numerator of which shall be the number of Series E Preferred Shares specified in such Submitted Bid and the denominator of which shall be the sum of the number of Series E Preferred Shares subject to Submitted Bids made by all Potential Holders who specified a rate equal to the Winning Bid Rate.

(b) If Sufficient Clearing Bids have not been made (other than because all of the Series E Preferred Shares are subject to Submitted Hold Orders), subject to the provisions of sections V.5.(c) and V.5. (d) of this Part V, Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

(i) the Submitted Bid of each Existing Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus entitling that Existing Holder to continue to hold the Series E Preferred Shares that are the subject of such Submitted Bid;

(ii) the Submitted Bid of each Potential Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus requiring such Potential Holder to purchase the number of Series E Preferred Shares specified in such Submitted Bid; and

(iii) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Maximum Rate shall be rejected and the Submitted Sell Order of each Existing Holder shall be accepted, in both cases only in an amount equal to the difference between (A) the number of Series E Preferred Shares then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (B) the number of Series E Preferred Shares obtained by multiplying (x) the difference between the total number of Available Shares and the aggregate number of Series E Preferred Shares subject to Submitted Bids described in paragraphs (i) and (ii) of this section V.5. (b) by (y) a fraction, the numerator of which shall be the number of Series E Preferred Shares held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order, and the denominator of which shall be the number of Series E Preferred Shares subject to all such Submitted Bids and Submitted Sell Orders.

(c) If, as a result of the procedures described in sections V.5. (a) or V.5. (b) hereof, any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a Series E Preferred Share on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, round up or down the number of Series E Preferred Shares to be purchased or sold by any Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder shall be whole Series E Preferred Shares.

(d) If, as a result of the procedures described in section V.5. (a) hereof, any Potential Holder would be entitled or required to purchase a fraction of a Series E Preferred Share on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, allocate shares for purchase among Potential Holders so that only whole Series E Preferred Shares are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing Series E Preferred Shares on such Auction Date.

(e) Based on the results of each Auction, the Auction Manager shall determine to which Potential Holder or Potential Holders purchasing Series E Preferred Shares an Existing Holder or Existing Holders shall sell Series E Preferred Shares being sold by such Existing Holder or Existing Holders. Such purchases and sales of Series E Preferred Shares shall be completed in accordance with the procedures specified in the Purchaser's Letter on the Settlement Date by payment by each Potential Holder purchasing

Series E Preferred Shares, of the aggregate purchase price of the Series E Preferred Shares to be purchased from a relevant Existing Holder equal to $25.00 per Series E Preferred Share against delivery by such Existing Holder selling Series E Preferred Shares to such Potential Holder of a certificate or certificates representing the number of Series E Preferred Shares being sold, duly endorsed for transfer.

6. Miscellaneous

Notwithstanding the provisions of Part V hereof, the Auction Manager shall not following the Auction Procedures on the Auction Date immediately preceding: (i) the Redemption Date in the event that written notice of redemption of all the outstanding Series E Preferred Shares has been given pursuant to the provisions of section I.5. hereof or (ii) the first day of a Corporation Determined Term or Dealer Determined Term.

In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part, the Board of Directors of Parentco (or any person or persons designated by the Board of Directors) may, in such manner as it shall determine in its sole discretion, interpret such procedures in order to deal with any such inconsistency, ambiguity or uncertainty, and any such determination evidenced by a certificate of the Secretary of Parentco (which shall be provided to holders of Series E Preferred Shares) shall be conclusive.

Parentco Class D Redeemable Preferred Shares

E. The Parentco Class D Redeemable Preferred Shares shall have the following rights, privileges, restrictions and conditions:

1. Redemption

Parentco shall, subject to the requirements of the Act, effective at 5:00 p.m. (Toronto time) on the date that the amalgamation of 4162897 Canada Limited and BPO Properties Ltd. becomes effective (or such later time as the Board of Directors of Parentco may determine by resolution) (the "Time of Redemption") redeem all of the Parentco Class D Redeemable Preferred Shares in accordance with the provisions of this Section 1. Except as hereinafter provided, no notice of redemption or other act or formality on the part of Parentco shall be required to call the Parentco Class D Redeemable Preferred Shares for redemption.

At or before the Time of Redemption, Parentco shall deliver or cause to be delivered to CIBC Mellon Trust Company (the "Depositary"), at its principal office in the City of Toronto, a share certificate registered in the name of 4162897 Canada Limited, duly endorsed in blank for transfer, representing a number of common shares of Brookfield Properties Corporation ("Brookfield") equal to one multiplied by the number of Parentco Class D Redeemable Preferred Shares then outstanding (such common shares of Brookfield are referred to as the "Redemption Consideration"). Delivery of the aggregate Redemption Consideration in such manner shall be a full and complete discharge of Parentco's obligation to deliver the aggregate Redemption Consideration to the holders of Parentco Class D Redeemable Preferred Shares.

From and after the Time of Redemption,

(a) the Depositary shall deliver or cause to be delivered to or to the order of the respective holders of the Parentco Class D Redeemable Preferred Shares, by means of the delivery of share certificate(s) representing common shares of Brookfield registered in the names of such holders or as such holders may direct, on presentation and surrender at such office(s) of the Depositary as Parentco may determine, of the certificates representing the common shares or non-voting equity shares of BPO Properties Ltd., which were exchanged for Parentco Class D Redeemable Preferred Shares upon the amalgamation of BPO Properties Ltd. and 4162862 Canada Limited becoming effective, the total Redemption Consideration deliverable to such holders, respectively; and

(b) the holders of Parentco Class D Redeemable Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect of such Parentco Class D Redeemable Preferred Shares except to receive the Redemption Consideration therefor, provided that, if delivery of the Redemption

Consideration for any Parentco Class D Redeemable Preferred Shares is not duly made by or on behalf of Parentco in accordance with the provisions hereof, the rights of such holders shall remain unaffected.

From the Time of Redemption, the Parentco Class D Redeemable Preferred Shares in respect of which deposit with the Depositary of the Redemption Consideration is made as specified above shall be deemed to be redeemed and cancelled, Parentco shall be fully and completely discharged from its obligations with respect to the delivery of the Redemption Consideration to such holders of Parentco Class D Redeemable Preferred Shares, and the rights of such holders shall be limited to receiving the Redemption Consideration deliverable to them on presentation and surrender of the said certificates held by them respectively as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Redemption Consideration has not been fully delivered to holders of the Parentco Class D Redeemable Preferred Shares in accordance with the provisions hereof within six years of the Time of Redemption, the interest of such holders in the Redemption Consideration shall be void, and such holders shall thereupon have no interest whatsoever in the common shares of Brookfield comprising the Redemption Consideration.

In the event that Parentco should issue any Parentco Class D Redeemable Preferred Shares subsequent to the Time of Redemption, such shares shall be redeemed for the Redemption Consideration immediately.

2. Priority

The Parentco Class D Redeemable Preferred Shares shall rank junior to Parentco Class C Preferred Shares and shall be entitled to a preference over the common shares of Parentco and over any other shares ranking junior to the Parentco Class D Redeemable Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Parentco, whether voluntary or involuntary, or any other distribution of the assets of Parentco among its shareholders for the purpose of winding up its affairs. The Parentco Class D Redeemable Preferred Shares shall rank pari passu with the Parentco Class B Exchangeable Preferred Shares and Parentco Class A Redeemable Preferred Shares.

3. Dividends

The holders of the Redeemable Preferred Shares shall not be entitled to receive any dividends thereon.

4. Voting Rights

Except as otherwise provided in the Act, the holders of the Parentco Class D Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Parentco.

5. Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of Parentco, whether voluntary or involuntary, or in the event of any other distribution of the assets of Parentco among its shareholders for the purpose of winding-up its affairs, the holders of Parentco Class D Redeemable Preferred Shares shall be entitled to receive, subject to applicable law, before any amount shall be paid, or any property or assets of Parentco shall be distributed to the holders of Common Shares or to any other class of shares ranking junior to the Parentco Class D Redeemable Preferred Shares as to such entitlement, 1 common share of Brookfield in respect of each Parentco Class D Redeemable Preferred Share held. After receipt of such amount as hereinbefore provided, the holders of the Parentco Class D Redeemable Preferred Shares shall not be entitled to share in any further distribution of the property or assets of Parentco.

6. Amendment With Approval of Holders of the Parentco Class D Redeemable Preferred Shares

The rights, privileges, restrictions and conditions attached to the Parentco Class D Redeemable Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Parentco Class D Redeemable Preferred Shares given as hereinafter specified.

7. Approval of Holders of the Parentco Class D Redeemable Preferred Shares

The approval of the holders of the Parentco Class D Redeemable Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Parentco Class D Redeemable Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Parentco Class D Redeemable Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of Parentco Class D Redeemable Preferred Shares or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Parentco Class D Redeemable Preferred Shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of Parentco with respect to meetings of shareholders, or if not so prescribed, as required by the *Canada Business Corporations Act* as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Parentco Class D Redeemable Preferred Shares as a class, each holder of Parentco Class D Redeemable Preferred Shares entitled to vote thereat shall have one vote in respect of each Parentco Class D Redeemable Preferred Share held.

8. Notices

Any notice, cheque, notice of redemption or other communication from Parentco herein provided for shall be either sent to the holders of the Parentco Class D Redeemable Preferred Shares by first class mail, postage prepaid, or delivered by hand to such holders, at their respective addresses appearing on the securities register of Parentco or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to Parentco. Accidental failure to give any such notice, notice of redemption or other communication to one or more holders of Parentco Class D Redeemable Preferred Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice, notice of redemption or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders. Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Parentco Class D Redeemable Preferred Shares herein provided for shall be either sent to Parentco by first class mail, postage prepaid, or delivered by hand to Parentco at its registered office.

SCHEDULE B

TO APPENDIX 2

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

OF

AMALCO SHARE CAPITAL

The rights, privileges, restrictions and conditions attaching to the shares of Amalco shall be as follows:

Common Shares

The common shares of Amalco shall have attached thereto the following rights, privileges, restrictions and conditions:

Dividends

Subject to the rights of the holders of any class of shares of Amalco entitled to receive dividends in priority to or rateably with the holders of the common shares, the holders of the common shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of Amalco out of the assets of Amalco properly available for the payment of dividends of such amounts and payable in such manner as the Board of Directors may from time to time determine.

Voting Rights

The holders of the common shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each common share held at such meetings, except a meeting of holders of a particular class or series of shares other than the common shares who are entitled to vote separately as a class or series at such meeting.

Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such distribution in priority to or rateably with the holders of the common shares, be entitled to receive the remaining property and assets of Amalco.

Priority

The common shares of Amalco shall rank junior to the Class A Preferred Shares of Amalco with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs.

APPENDIX 3

SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT

The procedure to be followed by a shareholder or preferred shareholder who intends to dissent from the special resolution (the "Special Resolution") approving the amalgamation of BPO Properties Ltd. (the "Corporation") and 4162897 Canada Limited (the "Amalgamation") described in the accompanying management proxy circular and who wishes to require the Corporation (the "Corporation") to acquire his shares or preferred shares and pay him the fair value thereof, determined as of the close of business on the day before the special resolution is adopted, is set out in section 190 of the *Canada Business Corporations Act* (the "CBCA").

Section 190 provides that a shareholder may only make a claim under that section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that **a shareholder may only exercise the right to dissent under section 190 in respect of shares which are registered in that shareholder's name**. In many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 190 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to invoke the provisions of section 190 of the CBCA must send to the Corporation a written objection to the Special Resolution (the "Notice of Dissent") at or before the time fixed for the shareholders meeting at which the Special Resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of his right to vote on the Special Resolution, but a vote either in person or by proxy against the Special Resolution does not constitute a Notice of Dissent. A vote in favour of the Special Resolution, will deprive the registered shareholder of further rights under section 190 of the CBCA.

Within 10 days after the adoption of the Special Resolution by the shareholders, the Corporation is required to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the Special Resolution or withdrawn his objection (a "Dissenting Shareholder") that the Special Resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he receives notice of adoption of the Special Resolution, or, if he does not receive such notice, within 20 days after he learns that the Special Resolution has been adopted, send to the Corporation a written notice (the "Demand for Payment") containing his name and address, the number and class of shares in respect of which he dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he dissents to the Corporation or its transfer agent. The Corporation or the transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under section 190 of the CBCA and shall forthwith return the share certificates to the Dissenting Shareholder. If a Dissenting Shareholder fails to send his share certificates, he has no right to make a claim under section 190 of the CBCA.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he has dissented other than the right to be paid the fair value of such shares as determined under section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws his Demand for Payment before the Corporation makes a written offer to pay (the "Offer to Pay"); (ii) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his

Demand for Payment; or (iii) the directors of the Corporation revoke the special resolution relating to the Amalgamation, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated.

Not later than seven days after the later of the effective date of the Amalgamation and the day the Corporation receives the Demand for Payment, the Corporation shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within 10 days of the acceptance, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the effective date of the Amalgamation or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to the Superior Court of Justice of Ontario for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

On making an application to the court, the Corporation shall give to each Dissenting Shareholder who has sent to the Corporation a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel. All Dissenting Shareholders whose shares have not been purchased by the Corporation shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Amalgamation until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder. The cost of any application to a court by the Corporation or a Dissenting Shareholder will be in the discretion of the court.

The above is only a summary of the dissenting shareholder provisions of the CBCA, which are technical and complex. It is suggested that a shareholder of the Corporation wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of the right to dissent.

APPENDIX 4

SECTION 190 OF THE *CANADA BUSINESS CORPORATIONS ACT*

SECTION 190 OF THE

CANADA BUSINESS CORPORATIONS ACT

190. (1) **Right to Dissent.** — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

(2) **Further right.** — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) **If one class of shares.** — The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) **Payment for shares.** — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) **No partial dissent.** — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) **Objection.** — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) **Notice of resolution.** — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) **Demand for payment.** — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(8) **Share certificate.** — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) **Forfeiture.** — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) **Endorsing certificate.** — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) **Suspension of rights.** — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9),

in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) **Offer to pay.** — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) **Same terms.** — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) **Payment.** — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) **Corporation may apply to court.** — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) **Shareholder application to court.** — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) **Venue.** — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) **No security for costs.** — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) **Parties.** — On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) **Powers of court.** — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) **Appraisers.** — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) **Final order** — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) **Interest.** — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) **Notice that subsection (26) applies.** — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) **Effect where subsection (26) applies.** — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) **Limitation.** — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

APPENDIX 5

INDEPENDENT VALUATION AND FAIRNESS OPINION



RBC Dominion Securities Inc.
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario M5J 2W7
Telephone: (416) 842-2000

May 22, 2003

The Special Committee of the Board of Directors
BPO Properties Ltd.
BCE Place
181 Bay Street, Suite 330
P.O. Box 770
Toronto, Ontario
M5J 2T3

To the Special Committee:

RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that BPO Properties Ltd. ("BPO" or the "Company") and Brookfield Properties Corporation ("Brookfield") are contemplating an amalgamation (the "Amalgamation") between the Company and a wholly-owned subsidiary of Brookfield whereby each of the common shares (the "Shares") of the Company not already held, directly or indirectly, by Brookfield will be exchanged for, at the option of each holder of Shares, either (i) $27.83 in cash per Share held, (ii) 0.9386 Brookfield common shares per Share held, (iii) $13.00 in cash plus one-half of a Brookfield common share per Share held, or (iv) any other combination of cash and Brookfield common shares as elected by the holder, provided that the total of (a) the product of the fraction of a Brookfield common share received by the holder in respect of each Share held and $29.65 and (b) the amount of cash received by the holder in respect of each Share held does not exceed $27.83. The terms of the Amalgamation will be more fully described in a management proxy circular (the "Circular") which will be mailed to holders of Shares in connection with the Amalgamation.

RBC also understands that a committee (the "Special Committee") of members of the board of directors (the "Board") of the Company who are independent of Brookfield has been constituted to consider the Amalgamation and make recommendations thereon to the Board. RBC was instructed by the Special Committee that the Amalgamation is a "going private transaction" within the meaning of Rule 61-501 of the Ontario Securities Commission and Quebec Securities Commission Policy Statement Q-27 (collectively, the "Policies"). The Special Committee has retained RBC to provide advice and assistance to the Special Committee in evaluating the Amalgamation, including the preparation and delivery to the Special Committee of a formal valuation (the "Valuation") of the Shares in accordance with the requirements of the Policies and RBC's opinion (the "Fairness Opinion") as to the fairness of the consideration under the Amalgamation, from a financial point of view, to holders of Shares other than Brookfield and its associates and affiliates (the "Minority Shareholders"). The Valuation and Fairness Opinion have been prepared in accordance with the guidelines of the Investment Dealers Association of Canada.

Engagement

The Special Committee initially contacted RBC regarding a potential advisory assignment in April 2003, and RBC was formally engaged by the Special Committee through an agreement between the Company and RBC (the "Engagement Agreement") dated May 2, 2003. The terms of the Engagement Agreement provide that RBC is to be paid $350,000 for the Valuation and Fairness Opinion. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Valuation and Fairness Opinion in their entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship With Interested Parties

Neither RBC nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) of the Company, Brookfield or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Brookfield or any of their respective associates or affiliates, within the past two years other than the services provided under the Engagement Agreement and as described herein. In 2003, RBC was engaged by The Residences of No. 10 Bellair Inc., an affiliate of the Company, in connection with the sale of the retail component of the Company's 100 Bloor Street West development property. In 2002, RBC was engaged by the Company in connection with the sale of a 50% interest in the Bankers Hall property in Calgary. In 2001, RBC arranged a $378 million financing relating to the Bankers Hall property in Calgary. RBC has, within the past twenty-four month period, participated as an underwriter in 11 financings totaling approximately $1.7 billion for Brascan Corporation ("Brascan"), Brookfield's majority shareholder, and certain of Brascan's associates and affiliates, including Brookfield, but RBC has not been the lead or co-lead underwriter for any such financings except for (i) two public offerings of preferred securities of Brascan totaling $250 million in 2001 and 2002, and (ii) a $175 million public offering of debentures of Falconbridge Limited, an affiliate of Noranda Inc., which is an associate of Brascan, in 2001. There are no understandings, agreements or commitments between RBC and the Company, Brookfield or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Brookfield or any of their respective associates or affiliates. The compensation of RBC under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Valuation or the Fairness Opinion or the successful outcome of the Amalgamation. Royal Bank of Canada, of which RBC is a wholly-owned subsidiary, provides banking services to the Company, Brookfield and certain other associates and affiliates of Brascan in the normal course of business.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Brookfield or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Brookfield or the Amalgamation.

Credentials of RBC Capital Markets

RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Valuation and Fairness Opinion expressed herein represent the opinions of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with our Valuation and Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. the most recent draft, dated May 22, 2003, of the Circular (the "Draft Circular");
2. audited financial statements of the Company for each of the five years ended December 31, 2002;
3. the draft unaudited interim report of the Company for the quarter ended March 31, 2003;
4. annual reports of the Company for each of the two years ended December 31, 2002;
5. the Notice of Annual Meeting of Shareholders and Management Proxy Circulars of the Company for each of the two years ended December 31, 2001;
6. annual information forms of the Company for each of the two years ended December 31, 2002;
7. unaudited property cash flows for the Company for the year ended December 31, 2002;
8. the unaudited internal management budget of the Company on a consolidated basis and segmented by property for the year ending December 31, 2003;
9. unaudited projected property cash flows for the Company, prepared by management of the Company, for the years ending December 31, 2004 through December 31, 2013;
10. independent appraisals of certain of the Company's properties;
11. various co-ownership agreements relating to certain of the properties owned by the Company;
12. documents setting out the rights, privileges, restrictions and conditions attaching to each of the Company's five series of cumulative redeemable preferred shares, and prospectus filings in respect of the three such series that are publicly traded;
13. discussions with senior management of the Company;
14. discussions with the Company's auditors and legal counsel;
15. discussions with Davies Ward Phillips & Vineberg LLP, counsel to the Special Committee;
16. site visits to certain of the Company's properties;
17. public information relating to the business, operations, financial performance and stock trading history of the Company, Brookfield and other selected public companies considered by us to be relevant;
18. public information with respect to other transactions of a comparable nature considered by us to be relevant;
19. public information regarding the real estate industry generally and office property companies in particular;
20. representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Valuation and Fairness Opinion are based; and
21. such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC.

Prior Valuations

The Company has represented to RBC that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Company or its material assets or its securities in the past twenty-four month period.

Assumptions and Limitations

With the Special Committee's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the "Information"). The Valuation and Fairness Opinion are conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Valuation and Fairness Opinion was, at the date the Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Amalgamation and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Amalgamation necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any if its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation or Fairness Opinion.

In preparing the Valuation and Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Amalgamation will be met and that the disclosure provided or incorporated by reference in the Draft Circular with respect to the Company, Brookfield and their respective subsidiaries and affiliates and the Amalgamation is accurate in all material respects.

The Valuation and Fairness Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Brookfield and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Valuation and Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Amalgamation.

The Valuation and Fairness Opinion have been provided for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of RBC. The Valuation and Fairness Opinion are given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation or Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation or Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Valuation or Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation or Fairness Opinion. The preparation of a valuation or fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Neither the Valuation nor the Fairness Opinion is to be construed as a recommendation to any holder of Shares as to whether to vote their Shares in favour of the Amalgamation.

Overview of the Company

BPO is a leading real estate investment company focused on the ownership of premier commercial office properties in selected markets in Canada. The Company's office properties are generally in core downtown locations and are occupied by tenants of superior credit quality. The Company's 11 office properties total approximately 5.7 million square feet ("sf") based on BPO's owned share of gross leasable area ("GLA") and, by size, are located approximately 53% in Calgary, 36% in Toronto and 11% in Vancouver. BPO also owns one community shopping center in suburban Ottawa, and three development projects relating to mixed-use properties in Toronto.

Definition of Fair Market Value

For purposes of the Valuation, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. RBC has not made any downward adjustment to the value of the Shares to reflect the liquidity of the Shares, the effect of the Amalgamation or the fact that the Shares held by the Minority Shareholders do not form part of a controlling interest.

Valuation of the Shares

Valuation Methods

RBC's primary valuation methodology in preparing the Valuation was an after-tax net asset value ("NAV") approach. As a test of the NAV range obtained, RBC also reviewed precedent transactions involving public real estate entities, including an analysis of the implied capitalization rates ("cap rates") of net operating income ("NOI") and implied multiples of funds from operations ("FFO").

RBC also reviewed the trading multiples of comparable public companies involved in the real estate industry generally, and office property companies in particular, from the perspective of whether a public market value analysis might exceed NAV or precedent transaction values. However, RBC concluded that public company multiples implied values that were at or below NAV and precedent transaction values. Given the foregoing and that public company values generally reflect minority discount values rather than "en bloc" values, RBC did not rely on this methodology.

Net Asset Value Analysis

The NAV approach ascribes a separate value for each category of asset and liability, utilizing the methodology appropriate in each case. The sum of total assets less total liabilities yields the NAV.

There are seven key components to BPO's NAV:

i) property portfolio;

ii) loan portfolio;

iii) secured debt;

iv) preferred shares;

v) income taxes and tax deductions;

vi) other assets and liabilities; and

vii) capitalized general and administrative ("G&A") expenses.

Property Portfolio

The Company's property portfolio consists of 11 office properties, one retail property and three development projects relating to mixed-use properties. RBC used primarily a discounted cash flow ("DCF") analysis approach to the valuation of BPO's office properties. The DCF approach takes into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the

Company. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values.

Ten-year unlevered free cash flow projections for each office property were provided by management of the Company. RBC reviewed the assumptions in the projections and determined that material adjustments were not necessary. Appropriate discount rates and reversionary cap rates for each property were selected based on precedent private market transactions and RBC's knowledge of current real estate pricing parameters. The discount rates and reversionary cap rates used by RBC for the Company's office properties ranged from 9.4% to 12.3% and 7.5% to 10.0%, respectively.

The resultant DCF values were reviewed on the basis of price per square foot, going-in cap rate and average yield to ensure these measures were also consistent with market pricing parameters. RBC also noted that interests in approximately 62% of the Company's office properties by value have traded in the market within the past two years and RBC reviewed the prices paid in such transactions as a check on the results of the DCF analysis.

The table below presents the aggregate projected unlevered free cash flows from the Company's interest in its existing office properties used by RBC in its base case projections. RBC has not assumed any acquisitions or disposals of properties over the forecast period.

BPO Office Property Portfolio
Consolidated Unlevered Free Cash Flows

	Years Ending December 31,										
(C$ millions)	2003P	2004P	2005P	2006P	2007P	2008P	2009P	2010P	2011P	2012P	2013P
NOI	$98.9	$108.8	$111.9	$116.4	$118.9	$120.3	$124.0	$126.0	$128.3	$134.8	$132.4
Less: Capital Expenditures	13.5	7.3	6.6	4.7	4.0	4.6	4.8	5.9	1.9	2.7	3.1
Less: Leasing Costs	10.4	9.7	6.6	6.3	6.5	9.5	9.6	11.4	19.7	13.1	8.7
Free Cash Flow	$75.0	$ 91.8	$ 98.7	$105.4	$108.4	$106.2	$109.6	$108.6	$106.7	$119.1	$120.6

The Company's one retail property is under contract for sale to a third party and for purposes of the NAV analysis it has been included at the contract price.

For BPO's three development properties, RBC used primarily a DCF analysis approach for Hudson's Bay Centre, a price per square foot of permitted density approach for Bay-Adelaide Centre, and the expected cash proceeds from the sale of retail and condominium units for the Company's 100 Bloor Street West development which is substantially completed.

For Hudson's Bay Centre, ten-year unlevered free cash flow projections were provided by management of the Company. RBC reviewed the assumptions in the projections and determined that material adjustments were not necessary. Based on RBC's knowledge of current real estate pricing parameters, the discount rates and reversionary cap rate used ranged from 12.0% to 12.5% and 9.0%, respectively. RBC deducted the remaining "costs to complete" associated with the redevelopment activities at this property from the DCF value.

The Company also has interests in certain land parcels held for future development, which RBC has valued on a price per acre basis.

The foregoing analyses resulted in a total value for the Company's property portfolio of between $1.34 billion and $1.39 billion.

Loan Portfolio

The Company's loan portfolio has an outstanding balance of $90.7 million including accrued interest as at March 31, 2003. Most of the loans are secured by the ownership interest of co-owners of certain of the Company's properties and the balance relate to lending activities between 1993 and 1998 prior to BPO's transformation from a real estate and mezzanine lender to a real estate operating company. Three loans comprise approximately 80% of the portfolio. RBC reviewed the terms and coupon rates of the loans and applied a $9.0 million mark-to-market adjustment to reflect the fact that certain of the loans are on below market terms. RBC also reviewed the portfolio and the current payment record with management of the Company. Based on our review of the portfolio and discussions with management, for purposes of our NAV analysis a further provision ranging from nil to $3.2 million has been deducted. This analysis results in a value for the loan portfolio of $78.6 million to $81.7 million, compared to BPO's gross book value of $81.7 million.

Secured Debt

The Company has total secured property level debt of approximately $694.9 million as at March 31, 2003. For the fixed rate debt of $663.2 million, the weighted average coupon rate is slightly above market with a weighted average term of approximately 7.3 years and a weighted average interest rate of approximately 7.09%. Based on current Government of Canada Bond yields and real estate lending spreads, RBC estimates that marking the debt to market decreases the Company's NAV by approximately $34.8 million.

Preferred Shares

The Company has approximately $381.7 million of perpetual preferred shares outstanding in three public series and two private series that all rank pari passu. The public series total $211.7 million and pay dividends based on a yield of 70% of the prime lending rate ("Prime"). The private series total $170.0 million and pay dividends based on a yield of 40 basis points over the 30-day bankers' acceptance rate. The preferred shares are grandfathered under the taxable preferred share rules. This financing could not be replaced on competitive terms today, resulting in a significant financial benefit to the value of the Shares.

For the purposes of our NAV analysis, RBC utilized two approaches in valuing the preferred shares:

i) estimated market value; and

ii) estimated repurchase pricing.

The estimated market value approach values the preferred shares based on an appropriate market trading yield given the credit rating and quality of the preferred shares. The estimated repurchase pricing approach estimates a price at which the Company could repurchase all of the preferred shares through an offer to existing preferred shareholders. Each of these approaches represents an estimate of the financial benefit that accrues to the Shares as a result of the attractive terms of the preferred shares.

The three public series of preferred shares closed at prices ranging from $15.30 to $15.50 per $25.00 par value on May 21, 2003, representing yields of 112% to 113% of Prime. This yield is slightly higher than other comparably rated perpetual preferred shares, in part reflecting BPO's participation in the real estate sector and the relatively low trading liquidity of the Company's preferred shares.

Under the estimated market value approach, we have used a market trading yield of 110% of Prime, which results in a discount to book value for the preferred shares of approximately $134.2 million. This yield is slightly lower than the current market yield of the Company's preferred shares, reflecting, in part, an adjustment for the relatively low trading liquidity of the Company's preferred shares. Under the estimated repurchase pricing approach we have used a purchase price of $0.85 per $1.00 par value for the three public series and $0.90 per $1.00 par value for the two private series (reflecting, in part, their higher dividend rate versus the public series), which results in a discount to book value of $48.8 million.

Income Taxes and Tax Deductions

The Company has approximately $309.3 million of non-capital tax loss carryforwards ("LCFs") in its various corporate entities as at March 31, 2003. The amount of LCFs was reduced by the difference between the new cost basis that a purchaser could obtain on an acquisition of all of BPO's properties and the historical tax basis of the Company's assets. The value of the remaining LCFs has been estimated based on an analysis of the net present value ("NPV") of the incremental tax shelter available to the Company from the available losses. BPO's future taxable income was projected based on the Company's current assets and debt, assuming no acquisitions, dispositions or refinancings. Both the cash income taxes payable during the projection period and the cash taxes payable on recaptured CCA at the end of the projection period were included. The NPV of the difference in income tax payable was calculated at $8.9 million to $17.8 million, which has been added to BPO's NAV.

Other Assets and Liabilities

The Company has a number of historic contingent liabilities, certain of which have been risk adjusted based on discussions with the Company's management and general counsel. Based on the above analysis, on a risk adjusted basis, RBC has deducted between $27.8 million and $37.8 million from the Company's NAV.

BPO's other non-real estate assets and liabilities, including working capital, were valued at their book value for purposes of RBC's NAV analysis, except for (i) deferred expenses related to tenant inducements and financing costs which were given no value, and (ii) a small portfolio of private investments having a book value of value of $3.6 million which was included in BPO's NAV at a value of $1.0 million. Given that RBC's NAV analysis is based on the Company's balance sheet at March 31, 2003, RBC also added $4.2 million in estimated free cash flow generated from March 31, 2003 to the date hereof to BPO's NAV.

Capitalized General and Administrative Expenses

Brookfield performs all of the Company's corporate functions and provides the services of senior management under a service agreement for payment of $4.6 million annually. RBC estimates that the corporate non-recoverable G&A expenses of the Company assuming an internal management infrastructure would be approximately $7.5 million. For the purposes of our NAV analysis, we have deducted an amount of $32.2 million to $52.5 million for the capitalized cost of the G&A expenses based on a 7.0x multiple.

Summary

The following table summarizes RBC's NAV analysis:

(C$ millions, except per share amounts)	Low	High
Properties	$1,337.2	$1,391.8
Loan Portfolio	78.6	81.7
Cash and Equivalents	684.7	684.7
Other Assets	14.8	14.8
Total Assets	2,115.2	2,173.0
Mortgages	694.9	694.9
Mark-to-Market Adjustment	34.8	34.8
Contingencies	37.8	27.8
Other Liabilities	57.8	57.8
Capitalized G&A Expense	52.5	32.2
Preferred Shares	333.0	247.6
Pre-Tax Equity	904.05	1,078.0
Income Tax Adjustment	8.9	17.8
After-Tax Equity	913.5	1,095.9
Shares Outstanding	28.5	28.5
After-Tax NAV per Share	**$ 32.03**	**$ 38.42**

Sensitivity Analysis

In completing our NAV analysis, RBC performed a variety of sensitivity analyses. Variables sensitized included cap rates, occupancy rates and rental rates. A change of 0.25% in going-in cap rates changes the Company's NAV by approximately $1.20 per Share before taxes. A change of 1% in occupancy rates changes NAV by approximately $0.40 per Share before taxes. A change of $0.50 per sf in rental rates changes NAV by approximately $0.50 per Share before taxes. A change of $10 million in the value of any of the loan portfolio, preferred shares, LCFs, other assets or liabilities, or capitalized G&A expenses changes NAV by approximately $0.35 per Share before taxes. The results of these sensitivity analyses are reflected in our judgment as to the appropriate values resulting from the NAV approach.

Precedent Transactions Analysis

The following table illustrates the multiples of FFO and cap rates of NOI at which recent transactions have been completed involving Canadian public real estate entities.

(C$ millions) Announcement Date	Target	Acquiror	Enterprise Value	FFO Multiple[1]	Implied Cap Rate[2]
November 12, 2001	Goldlist Properties Inc.	Acktion Corporation	$ 447.0	7.1x	11.1%
August 20, 2001	Oxford Properties Group Inc.	OMERS	$3,457.8	8.8x	8.4%
January 12, 2001	Bentall Corporation	SITQ Immobilier	$1,617.9	7.8x	9.1%
November 6, 2000	Revenue Properties[3]	Acktion Corporation	$1,511.8	6.6x	10.2%
July 24, 2000	Gentra Inc.[4]	Brookfield Properties Corp.	$1,668.6	5.6x	11.0%
July 21, 2000	Acanthus Real Estate Corp.	Cadim Inc.	$ 436.2	9.4x	9.6%
June 26, 2000	Centrefund Realty[3]	Gazit Group	$1,117.6	7.6x	9.0%
May 25, 2000	Cambridge Shopping Centres	Ivanhoe	$3,713.7	10.2x	9.4%
December 1, 1999	Cadillac Fairview	Ontario Teachers	$5,676.2	9.2x	9.4%
September 7, 1999	Avista REIT	Summit REIT	$ 370.9	9.1x	9.3%
March 15, 1999	RealFund Trust	RioCan REIT	$ 727.2	9.5x	8.0%

Notes:

(1) FFO multiple is based on analysts' consensus current year forecasts at the time of the transaction.

(2) Equal to NOI calculated by either (i) last quarter annualized NOI for entities owning primarily office, industrial and residential assets or (ii) latest twelve months for entities owning primarily retail assets, divided by transaction enterprise value, less non-NOI producing assets.

(3) Partial bid.

(4) Not successfully completed.

In selecting appropriate FFO multiples and cap rates to apply to the Company, RBC considered the characteristics of the entities involved in the above transactions including, among other things, the size, quality and mix of their assets. Several of the precedent transactions involved entities whose properties were diversified by asset class or whose assets were smaller and perceived to be of lower quality than the Company's. RBC also notes that several of these transactions involved going private transactions or insider bids where an opinion was rendered that the consideration was inadequate from a financial point of view to the minority shareholders. Based on the foregoing, RBC considers appropriate ranges of FFO multiples and NOI cap rates for the Company to be 8.5x to 9.5x and 8.25% to 8.75%, respectively. Given the high proportion of cash and other financial assets held by BPO, we have applied these multiples and cap rates to the Company's real estate income and added back cash and loans. This analysis implies values per Share as follows:

FFO (excluding interest income)	$ 1.14 per Share	
Multiple	8.5x	9.5x
	$ 9.67	$10.81
Cash and Loans per Share	$25.98	$25.98
Implied Value per Share	$35.66	$36.79
NOI	$ 101.9 million	
Cap Rate	8.75%	8.25%
Implied Value per Share	$35.79	$38.26

Benefits to Brookfield of Acquiring the Shares Held by Minority Shareholders

In arriving at our opinion of the value of the Shares, we reviewed and considered whether any distinctive material value will accrue to Brookfield through the acquisition of all the Shares held by the Minority Shareholders as contemplated in the Amalgamation. We concluded that there were no material specific operational benefits that would accrue to Brookfield such as reduced operating costs, increased revenues, higher asset utilization or any other operational benefits, other than the elimination of public company costs.

Valuation Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the fair market value of the Shares is in the range of $32.50 to $38.00 per Share.

Fairness Opinion

Factors Considered

In considering the fairness of the consideration under the Amalgamation, from a financial point of view, to the Minority Shareholders, we principally considered and relied upon the following:

i) an assessment of the value per Share of the consideration under the Amalgamation;

ii) a comparison of the value per Share of the consideration under the Amalgamation to the range of fair market values of the Shares under the Valuation; and

iii) a comparison of the range of premiums offered under the Amalgamation to premiums paid in recent Canadian going private transactions and in recent Canadian real estate transactions.

Value of Consideration

RBC has not prepared a valuation of the Brookfield common shares being offered as non-cash consideration under the Amalgamation. RBC understands that the Company intends to rely on an exemption under the Policies from obtaining a valuation of the Brookfield common shares on the basis that (i) a liquid market exists for Brookfield common shares, (ii) the maximum number of Brookfield common shares to be issued under the Amalgamation constitutes 10% or less of the total number of Brookfield common shares currently outstanding, (iii) the Brookfield common shares to be issued under the Amalgamation are freely tradeable, (iv) RBC is of the opinion that a valuation of the Brookfield common shares is not required, and (v) neither the Company nor Brookfield has any knowledge of any material non-public information concerning Brookfield or the Brookfield common shares that has not been generally disclosed. RBC is of the opinion that a valuation of the Brookfield common shares is not required, given that, among other things (i) under the Amalgamation, Minority Shareholders will be receiving a minority interest in Brookfield and will not be able to effect a sale of 100% of Brookfield, making it inappropriate to consider methodologies to assess the value of Brookfield common shares that are based on the assumption of a change of control transaction, (ii) the maximum number of Brookfield common shares to be issued under the Amalgamation represents less than 1.9% of the total number of Brookfield common shares currently outstanding, (iii) the average total daily trading volume of Brookfield common shares was approximately 303,000 during the 90 trading days immediately prior to Brookfield's announcement (the "Announcement") of the Amalgamation on April 28, 2003, and (iv) Brookfield common shares trade on a comparable basis and in a manner generally consistent with other comparable, publicly traded real estate entities. In assessing the value per Share of the consideration under the Amalgamation, RBC relied on the market trading value approach to determine the value of Brookfield common shares.

The average trading prices for Brookfield common shares over various time periods are shown below:

	Brookfield Common Shares
Current[(1)]	$29.50
Closing Price on April 25, 2003[(2)]	$29.65
10-Day Weighted Average[(3)]	$29.81
20-Day Weighted Average[(3)]	$29.49
30-Day Weighted Average[(3)]	$29.23
60-Day Weighted Average[(3)]	$28.54

Notes:

(1) Closing May 21, 2003.

(2) Last trading day prior to the Announcement.

(3) The 10-, 20-, 30- and 60-day weighted averages are for periods ended April 25, 2003, the last trading day prior to the Announcement.

RBC believes it is most appropriate to use the current market trading price of $29.50 per Brookfield common share for purposes of assessing the value per Share of the consideration under the Amalgamation.

The value of the consideration received under the Amalgamation depends on the option selected by each Minority Shareholder. The implied values under the three primary alternatives available to Minority Shareholders, based upon the value of $29.50 per Brookfield common share provided above, are outlined below:

Alternative	Consideration	Implied Value
Cash Option	$27.83 cash	$27.83
Share Option	0.9386 Brookfield common shares	$27.69
Cash and Share Option	$13.00 cash plus 0.5 Brookfield common shares	$27.75

Given that Minority Shareholders have the option to elect to exchange all of their Shares for $27.83 in cash per Share held, which is greater than the value of the consideration per Share under the other options outlined above, we have used a value per Share of the consideration under the Amalgamation of $27.83.

Comparison of Value Per Share Under the Amalgamation to the Valuation

The value per Share of the consideration under the Amalgamation is below the range of fair market value of the Shares under the Valuation.

Comparable Transaction Premiums

Our review of other transactions in the Canadian equity market where controlling shareholders successfully acquired publicly traded minority interests identified 42 such transactions with a value over $10 million over the past five years. Success was defined as acquiring at least one-half of the minority shares outstanding at the time of the transaction. Defining the premium for this purpose as the amount by which the value per share offered under the relevant transaction exceeded the closing price of the shares on the principal trading exchange on the day immediately prior to announcement of the transaction resulted in premiums as follows:

Highest	Lowest	Mean	Median
97%	−5%	32%	28%

The range of premiums paid in the above transactions is very wide. Although every transaction has its own particular circumstances and direct comparison of any single transaction to the Amalgamation is difficult, we believe that the 42 transactions reviewed, in the aggregate, provide a useful comparison benchmark.

The value per share under the Amalgamation of $27.83 represents a premium of 5.0% to the $26.50 closing price of the Shares on April 25, 2003, the last trading day prior to the Announcement, which is below the average premium for similar going private transactions over the past five years.

Our review of transactions in the Canadian equity market involving real estate entities identified 24 such transactions with a value over $10 million over the past five years. Defining the premium for this purpose as the amount by which the value per share offered under the relevant transaction exceeded the closing price of the shares on the principal trading exchange on the day immediately prior to announcement of the transaction resulted in premiums as follows:

	Highest	Lowest	Mean	Median
Premium	59%	9%	29%	24%

The range of premiums paid in the above transactions is very wide. Although every transaction has its own particular circumstances and direct comparison of any single transaction to the Amalgamation is difficult, we believe that the 24 transactions reviewed, in the aggregate, provide a useful comparison benchmark.

The premium under the Amalgamation of 5.0% to the closing price of the Shares immediately prior to the Announcement is below the average premium for similar public real estate entity transactions over the past five years.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Amalgamation is inadequate from a financial point of view to the Minority Shareholders.

Yours very truly,

RBC Dominion Securities Inc.

RBC DOMINION SECURITIES INC.


BPO
PROPERTIES

QUEBECOR MERRILL
CANADA INC
Printed In Canada

LETTER OF TRANSMITTAL AND ELECTION FORM

For Use by Holders of Common Shares of

BPO PROPERTIES LTD.

This Letter of Transmittal and Election Form (the "Letter of Transmittal") must accompany certificates representing common shares (the "Shares") of BPO Properties Ltd. ("BPO") surrendered pursuant to the Amalgamation Agreement among BPO, 4162897 Canada Limited ("Subco") and 4162862 Canada Limited ("Parentco"), which is attached as Appendix 2 to the management proxy circular of BPO (the "Circular") dated May 22, 2003. Capitalized terms used and not defined herein have the respective meanings given in the Circular.

TO: BPO PROPERTIES LTD.
AND TO: CIBC MELLON TRUST COMPANY, at its offices set out herein.

The undersigned hereby represents and warrants that the undersigned owns the number of Shares represented by the share certificate(s) described below and delivered herewith and that the undersigned has good title to the Shares represented by the share certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith surrender the Shares.

Certificate Number	Name in which shares are Registered	Number of Common Shares
	TOTAL	

The share certificates listed above are hereby surrendered in accordance with the instructions contained in the Shareholder Election box below. For each Share surrendered, the holder of Shares will receive Parentco Class A Redeemable Preferred Shares, and/or Parentco Class B Exchangeable Preferred Shares for Eligible Shareholders or Parentco Class D Redeemable Preferred Shares for Shareholders who are not Eligible Shareholders, or a combination thereof (collectively, the "Transaction Consideration"), in accordance with the election of the holder and on the terms as described under the heading "Transaction Consideration" on the Circular. The treatment of fractional shares is also discussed in the Circular.

Following an election by a Shareholder prior to June 25, 2003 in accordance with the terms set out in this Letter of Transmittal or, failing that, in accordance with the default rule set out in the Circular, the undersigned authorizes and directs CIBC Mellon Trust Company to issue the Transaction Consideration to which the undersigned is entitled and to mail the Transaction Consideration to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as the same appears on the share register maintained by BPO.

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. In order to receive the Transaction Consideration of their choice, Shareholders (other than Dissenting Shareholders and Subco) must duly complete, execute and deliver to CIBC Mellon Trust Company this Letter of Transmittal together with the certificate(s) representing Shares and such other additional documents as are set out in the Instructions, if any, at any time prior to June 25, 2003.

SHAREHOLDER ELECTION

In connection with the amalgamation of BPO and Subco, the undersigned hereby elects to receive the following consideration for the deposited Shares represented by the Share certificate(s) described above:

ONLY ONE OF CHOICE A, B, C OR D MAY BE ELECTED

CHOICE A — CASH OPTION

I hereby deposit: ____________ *(insert number of Shares)*

Shares in exchange for 27.83 Parentco Class A Redeemable Preferred Shares (to be redeemed on the Redemption Date for $1 per Parentco Class A Redeemable Preferred Share) for each Share deposited by the undersigned with this Letter of Transmittal.

OR

CHOICE B — SHARE OPTION

I hereby deposit: ____________ *(insert number of Shares)*

Shares in exchange for, in the case of Eligible Shareholders, 0.9386 Parentco Class B Exchangeable Preferred Shares (to be exchanged on the Exchange Date for one Brookfield Share per Parentco Class B Exchangeable Preferred Share) for each Share deposited by the undersigned with this Letter of Transmittal and in the case of Shareholders who are not Eligible Shareholders, 0.9386 Parentco Class D Redeemable Preferred Shares (to be redeemed on the Redemption Date for one Brookfield Share per Parentco Class D Redeemable Preferred Share) for each Share deposited by the undersigned with this Letter of Transmittal.

OR

CHOICE C — COMBINED OPTION

I hereby deposit: ____________ *(insert number of Shares)*

Shares in exchange for:

(i) ____________ Parentco Class A Redeemable Preferred Shares (to be redeemed on the Redemption Date for $1 per Class A Redeemable Preferred Share)

AND

(ii) ____________ Parentco Class B Exchangeable Preferred Shares (to be exchanged on the Exchange Date for one Brookfield Share per Parentco Class B Exchangeable Preferred Share) to Eligible Shareholders or Parentco Class D Redeemable Preferred Shares (to be redeemed on the Redemption Date for one Brookfield Share per Parentco Class D Redeemable Preferred Share) to Shareholders who are not Eligible Shareholders.

Provided that (a) the number of Parentco Class A Redeemable Preferred Shares elected multiplied by $1, plus (b) the number of Parentco Class B Exchangeable Preferred Shares elected multiplied by $29.65, in the case of Eligible Shareholders, or the number of Parentco Class D Redeemable Preferred Shares elected multiplied by $29.65, in the case of Shareholders who are not Eligible Shareholders, cannot exceed $27.83 multiplied by the number of Shares deposited by the undersigned with this Letter of Transmittal.

OR

CHOICE D — $13/0.5 BROOKFIELD SHARE OPTION

I hereby deposit: ____________ *(insert number of Shares)*

Shares in exchange for:

(i) 13 Parentco Class A Redeemable Preferred Shares (to be redeemed on the Redemption Date for $1 per Parentco Class A Redeemable Preferred Share)

AND

(ii) In the case of Eligible Shareholders, 0.5 Parentco Class B Exchangeable Preferred Shares (to be exchanged on the Exchange Date for one Brookfield Share per Parentco Class B Exchangeable Preferred Share) or in the case of Shareholders who are not Eligible Shareholders, 0.5 Parentco Class D Redeemable Preferred Shares (to be redeemed on the Redemption Date for one Brookfield Share per Parentco Class D Redeemable Preferred Share) for each Share deposited by the undersigned with this Letter of Transmittal.

If one of the foregoing elections is not made prior to June 25, 2003, or is not properly made, the undersigned will be deemed to have elected Choice D — $13/0.5 Brookfield Share Option. Shareholders who intend to vote or have voted against the Proposed Transaction but who are not Dissenting Shareholders should complete a Letter of Transmittal if they do not wish to receive Choice D — $13/0.5 Brookfield Share Option.

The tax implications of each of the Transaction Consideration options is discussed in greater detail in the Circular under the headings "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".

No fractional shares will be issued in respect of the amalgamation of BPO and Subco. Each Shareholder entitled to a fractional share will receive a cash payment on the basis of $29.65 for each whole Parentco Class B Exchangeable Preferred Share, $29.65 for each whole Parentco Class D Redeemable Preferred Share and $1 for each whole Parentco Class A Redeemable Preferred Share.

FOR SHAREHOLDERS WHO ARE NON-RESIDENTS OF CANADA

☐ Any Shareholder must check this box if they are a non-resident of Canada for purposes of the *Income Tax Act* (Canada, R.S.C., 1985, c.1, (5th Suppl.), as amended. **Failure to do so may result in the notification and withholding provisions of section 116 of such act applying to the receipt of any Brookfield Shares by such Shareholders as Common Share Consideration.**

FOR SHAREHOLDERS WHO HAVE SHARES THAT WERE ISSUED PURSUANT TO BPO'S DIVIDEND RE-INVESTMENT PLAN

☐ By checking this box, the undersigned represents that: (i) it has Shares in BPO's dividend re-investment plan; and (ii) it elects to include shares that were issued pursuant to BPO's dividend re-investment plan with the Shares in exchange for the undersigned's Transaction Consideration. **No fractional shares issued pursuant to BPO's dividend re-investment plan will be converted with the Shares in exchange for the undersigned's Transaction Consideration.**

BLOCK A

ISSUE CHEQUE/CERTIFICATE IN THE NAME OF:
(please print)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Social Insurance or Social Security Number)

BLOCK B

SEND CHEQUE/CERTIFICATE
(unless Box "D" is checked) TO:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

BLOCK C

U.S. residents/citizens must provide their Taxpayer Identification Number ____________

BLOCK D

☐ **HOLD CHEQUE/CERTIFICATE FOR PICKUP**

Signature guaranteed by
(if required under Instructions (f)):

Authorized Signature

Name of Guarantor (please print or type)

Address (please print or type)

Dated: ____________________, 2003

Signature of Shareholder or Authorized Representative (see Instructions (f) and (g))

Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable
(please print or type)

Daytime telephone number of Shareholder or Authorized Representative

INSTRUCTIONS

1. **Use of Letter of Transmittal**

   (a) Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

   (b) Each shareholder holding share certificate(s) of BPO must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to the CIBC Mellon Trust Company ("CIBC Mellon") at the office listed below.

   (c) The method of delivery to CIBC Mellon is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

   (d) If this Letter of Transmittal is signed by the registered holder(s) of the certificate(s) delivered with this Letter of Transmittal, the signature(s) must correspond exactly with the name(s) as registered or as written on the face of the certificate(s).

   (e) If there is more than one name appearing on the face of any certificate delivered with this Letter of Transmittal, each registered holder must sign this Letter of Transmittal.

   (f) If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying share certificate(s) or if payment in respect of the Redemption Consideration is to be made to a person other than the registered holder(s) of the share certificate(s), the share certificate(s) must be endorsed or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder(s), in either case exactly as the name or names of the registered holder(s) appear on the share certificate(s). Signatures on such share certificate(s) or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as appearing on the share certificates and must be guaranteed by a bank, a trust company or a firm having membership in a recognized stock exchange, or in some other manner satisfactory to CIBC Mellon.

   (g) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

   (h) BPO reserves the right if it so elects in its absolute discretion to instruct CIBC Mellon to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. **Lost Share Certificates**

   If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to CIBC Mellon together with a letter describing the loss. CIBC Mellon will contact you to advise of the replacement requirements.

3. **Miscellaneous**

   (a) Additional copies of the Letter of Transmittal may be obtained from the CIBC Mellon at the offices listed below.

   (b) Any questions should be directed to the CIBC Mellon Trust Company at 1-800-387-0825 or in the Toronto area at (416) 643-5500. Inquiries by email should be sent to inquiries@cibcmellon.com.

4. **Office of the CIBC Mellon Trust Company**

   By hand delivery or by courier:

   199 Bay Street
   Commerce Court West
   Securities Level
   Toronto, Ontario
   M5L 1G9

   By Mail:

   P.O. Box 1036
   Adelaide Street Postal Station
   Toronto, Ontario
   M5C 2K4

BPO PROPERTIES LTD.

PROXY

Annual and Special Meeting of the Shareholders of
BPO Properties Ltd.
to be held on June 18, 2003

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF BPO PROPERTIES LTD.

FOR USE BY HOLDERS OF COMMON SHARES

The undersigned shareholder of BPO Properties Ltd. (the "Corporation") hereby appoints Robert J. Harding, Chairman of the Corporation, or failing him, David D. Arthur, President and Chief Executive Officer of the Corporation, or **instead of any of the foregoing** ...., as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned **at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at Bankers Hall Auditorium, Bankers Hall, 855 2nd Street West, Calgary, Alberta on June 18, 2003 at 1:00 p.m. (local time) and at all adjournments thereof,** upon the following matters:

(1) VOTE FOR ☐ VOTE AGAINST ☐ **(or, if no specification is made, VOTE FOR)** the special resolution (the "Special Resolution") approving the amalgamation of the Corporation and 4162897 Canada Limited ("Subco"), a subsidiary of Brookfield Properties Corporation, under the *Business Corporations Act* (Canada) (the "CBCA"), upon the terms and conditions set forth in an amalgamation agreement (the "Amalgamation Agreement") between the Corporation and Subco, and any amendments or variations thereto that may come before the Meeting. The Special Resolution and the Amalgamation Agreement are included as Appendices 1 and 2 to the management proxy circular of the Corporation (the "Circular") dated May 22, 2003.

(2) VOTE FOR ☐ VOTE AGAINST ☐ **(or, if no specification is made, VOTE FOR)** the special resolution amending the articles of the Corporation to decrease the number of directors from seven to six;

(3) VOTE ☐ WITHHOLD VOTE ☐ **(or, if no specification is made, VOTE)** to pass an ordinary resolution electing the directors named in the Circular;

(4) VOTE ☐ WITHHOLD VOTE ☐ **(or, if no specification is made, VOTE)** to pass an ordinary resolution appointing Deloitte & Touche LLP as auditors and authorizing the directors to fix the remuneration of the auditors; and

(5) Such other business as may properly come before the Meeting.

Dated: ____, 2003.

Number of Common Shares ____________________________________

Signature of Shareholder ____________________________________

Name of Shareholder ____
(Please print clearly)

NOTES:

(1) **A shareholder has the right to appoint a person to represent him or her at the Meeting other than the management representatives designated in this proxy.** Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2) The common shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

(3) To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company, Attn: Proxy Department, at its offices in Toronto at 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, or by fax at (416) 368-2502, not less than 48 hours (excluding Saturdays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

(4) If the shareholder completing this proxy is an individual, please sign exactly as your shares are registered.

If the shareholder completing this proxy is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled "Information Regarding Organization and Conduct of the Meeting — Non-Registered Holders" in the accompanying Circular and carefully follow the instructions of their securities dealer or other intermediary.

(5) All holders of shares should refer to the accompanying Circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.

(6) If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed to shareholders by management of the Corporation.

(7) Section 190 of the CBCA entitles registered holders of common shares to dissent from the Special Resolution approving the amalgamation. A shareholder may only exercise the right to dissent under section 190 of the CBCA in respect of shares which are registered in that shareholder's name. Shareholders, including Non-Registered Holders, who wish to dissent should carefully review the section entitled **"Information Regarding Proposed Transaction — Right to Dissent" in the Circular, and Appendices 3 and 4 to the Circular,** which accompany this proxy. **The failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of the right to dissent.**

LETTER OF TRANSMITTAL AND ELECTION FORM

For Use by Holders of Preferred Shares of

BPO PROPERTIES LTD.

This Letter of Transmittal and Election Form (the "Letter of Transmittal") must accompany certificates representing Preferred Shares, Series G (the "Series G Shares"), Preferred Shares, Series J (the "Series J Shares"), Preferred Shares, Series K (the "Series K Shares"), Preferred Shares, Series M (the "Series M Shares") and Preferred Shares, Series N (the "Series N Shares") of BPO Properties Ltd. ("BPO") surrendered pursuant to the Amalgamation Agreement among BPO, 4162897 Canada Limited ("Subco") and 4162862 Canada Limited ("Parentco"), which is attached as Appendix 2 to the management proxy circular of BPO (the "Circular") dated May 22, 2003. Capitalized terms used and not defined herein have the respective meanings given in the Circular.

TO: BPO PROPERTIES LTD.
AND TO: CIBC MELLON TRUST COMPANY, at its offices set out herein.

The undersigned hereby represents and warrants that the undersigned owns the number of Series G Shares, Series J Shares, Series K Shares, Series M Shares and Series N Shares represented by the share certificate(s) described below and delivered herewith and that the undersigned has good title to the Series G Shares, Series J Shares, Series K Shares, Series M Shares and Series N Shares represented by the share certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith surrender the Series G Shares, Series J Shares, Series K Shares, Series M Shares and Series N Shares.

Certificate Number	Name in which Shares are Registered	Series of Preferred Share	Number of Preferred Shares
		TOTAL	

The share certificates listed above are hereby surrendered. For each Preferred Share surrendered, the holder of Series G Shares will receive one Parentco Class C Preferred Share, Series A; the holder of Series J Shares will receive one Parentco Class C Preferred Share, Series B; the holder of Series K Shares will receive one Parentco Class C Preferred Share, Series C; the holder of Series M Shares will receive one Parentco Class C Preferred Share, Series D; and the holder of Series N Shares will receive one Parentco Class C Preferred Share, Series E (the "Transaction Consideration"), on the terms as described under the heading "Transaction Consideration" in the Circular. The treatment of fractional shares is also discussed in the Circular.

The undersigned authorizes and directs CIBC Mellon Trust Company to deliver the Transaction Consideration to which the undersigned is entitled and to mail the Transaction Consideration to the address indicated below or, if no instructions are given, in the name and to the address, if any, of the undersigned as the same appears on the share register maintained by BPO.

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. In order to receive the Transaction Consideration, Preferred Shareholders must duly complete, execute and deliver to CIBC Mellon Trust Company this Letter of Transmittal together with the certificate(s) representing Series G Shares, Series J Shares, Series K Shares, Series M Shares and Series N Shares and such other additional documents as are set out in the Instructions, if any, at any time prior to June 25, 2003.

The tax implications of the Amalgamation are discussed in greater detail in the Circular under the heading "Certain Canadian Federal Income Tax Considerations".

BLOCK A

ISSUE CHEQUE/CERTIFICATE IN THE NAME OF: (please print)

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone — Business Hours)

____
(Social Insurance or Social Security Number)

BLOCK B

SEND CHEQUE/CERTIFICATE (unless Box "D" is checked) TO:

____
(Name)

____

____
(Street Address and Number)

____

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

BLOCK C

U.S. residents/citizens must provide their Taxpayer Identification Number ______________________

BLOCK D

☐ **HOLD CHEQUE/CERTIFICATE FOR PICKUP**

Signature guaranteed by
(if required under Instructions (f)):

____
Authorized Signature

____
Name of Guarantor (please print or type)

____
Address (please print or type)

____

Dated: ______________________, 2003

____
Signature of Shareholder or Authorized Representative (see Instructions (f) and (g))

____
Name of Shareholder (please print or type)

____
Name of Authorized Representative, if applicable (please print or type)

____
Daytime telephone number of Shareholder or Authorized Representative

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

(b) Each shareholder holding share certificate(s) of BPO must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to the CIBC Mellon Trust Company ("CIBC Mellon") at the office listed below.

(c) The method of delivery to CIBC Mellon is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(d) If this Letter of Transmittal is signed by the registered holder(s) of the certificate(s) delivered with this Letter of Transmittal, the signature(s) must correspond exactly with the name(s) as registered or as written on the face of the certificate(s).

(e) If there is more than one name appearing on the face of any certificate delivered with this Letter of Transmittal, each registered holder must sign this Letter of Transmittal.

(f) If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying share certificate(s) or if payment in respect of the Transaction Consideration is to be made to a person other than the registered holder(s) of the share certificate(s), the share certificate(s) must be endorsed or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holders(s), in either case exactly as the name or names of the registered holder(s) appear on the share certificate(s). Signatures on such share certificate(s) or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as appearing on the share certificates and must be guaranteed by a bank, a trust company or a firm having membership in a recognized stock exchange, or in some other manner satisfactory to CIBC Mellon.

(g) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(h) BPO reserves the right if it so elects in its absolute discretion to instruct CIBC Mellon to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. **Lost Share Certificates**

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to CIBC Mellon together with a letter describing the loss. CIBC Mellon will contact you to advise of the replacement requirements.

3. **Miscellaneous**

(a) Additional copies of the Letter of Transmittal may be obtained from the CIBC Mellon at the offices listed below.

(b) Any questions should be directed to the CIBC Mellon Trust Company at 1-800-387-0825 or in the Toronto area at (416) 643-5500. Inquiries by email should be sent to inquiries@cibcmellon.com.

4. **Office of the CIBC Mellon Trust Company**

By hand delivery or by courier:

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

By Mail:

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

BPO PROPERTIES LTD.

PROXY
Annual and Special Meeting of the Shareholders of
BPO Properties Ltd.
to be held on June 18, 2003

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT
OF BPO PROPERTIES LTD.

FOR USE BY HOLDERS OF PREFERRED SHARES

The undersigned shareholder of BPO Properties Ltd. (the "Corporation") hereby appoints Robert J. Harding, Chairman of the Corporation, or failing him, David D. Arthur, President and Chief Executive Officer of the Corporation, or **instead of any of the foregoing** ...., as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned **at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at Bankers Hall Auditorium, Bankers Hall, 855 2nd Street West, Calgary, Alberta on June 18, 2003 at 1:00 p.m. (local time) and at all adjournments thereof,** upon the following matters:

(1) VOTE FOR ☐ VOTE AGAINST ☐ **(or, if no specification is made, VOTE FOR)** the special resolution (the "Special Resolution") approving the amalgamation of the Corporation and 4162897 Canada Limited ("Subco"), a subsidiary of Brookfield Properties Corporation, under the *Business Corporations Act* (Canada) (the "CBCA"), upon the terms and conditions set forth in an amalgamation agreement (the "Amalgamation Agreement") between the Corporation and Subco, and any amendments or variations thereto that may come before the Meeting. The Special Resolution and the Amalgamation Agreement are included as Appendices 1 and 2 to the management proxy circular of the Corporation (the "Circular") dated May 22, 2003; and

(2) Such other business as may properly come before the Meeting.

Dated: ____, 2003.

Number of Preferred Shares ____________________________________

Signature of Shareholder ______________________________________

Name of Shareholder ____
(Please print clearly)

NOTES:

(1) **A shareholder has the right to appoint a person to represent him or her at the Meeting other than the management representatives designated in this proxy.** Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2) The preferred shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

(3) To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company, Attn: Proxy Department, at its offices in Toronto at 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, or by fax at (416) 368-2502, not less than 48 hours (excluding Saturdays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

(4) If the shareholder completing this proxy is an individual, please sign exactly as your shares are registered.

If the shareholder completing this proxy is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled "Information Regarding Organization and Conduct of the Meeting — Non-Registered Holders" in the accompanying Circular and carefully follow the instructions of their securities dealer or other intermediary.

(5) All holders of shares should refer to the accompanying Circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.

(6) If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed to shareholders by management of the Corporation.

(7) Section 190 of the CBCA entitles registered holders of preferred shares to dissent from the Special Resolution approving the amalgamation. A shareholder may only exercise the right to dissent under section 190 of the CBCA in respect of shares which are registered in that shareholder's name. Shareholders, including Non-Registered Holders, who wish to dissent should carefully review the section entitled **"Information Regarding Proposed Transaction — Right to Dissent" in the Circular, and Appendices 3 and 4 to the Circular**, which accompany this proxy. **The failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of the right to dissent.**

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to the Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by 4162862 Canada Limited concurrently with the filing of this Form CB.

4162862 Canada Limited undertakes to promptly communicate any change in the name or address of the agent for service to the Securities and Exchange Commission by amendment of the Form F-X.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of May 27, 2003.

4162862 Canada Limited

By:______________________________
Name: Steven J. Douglas
Title: ~~Vice President~~ and Treasurer

EXHIBIT INDEX

Exhibit	Description
2.1	Annual Information Form of BPO Properties Ltd., dated May 20, 2003.
2.2	Management's discussion and analysis of BPO Properties Ltd. for the year ended December 31, 2002.
2.3	Audited comparative consolidated financial statements of BPO Properties Ltd. and the notes thereto for the financial years ended December 30, 2002 and 2001, together with the report of the auditors thereon.
2.4	Unaudited comparative consolidated financial statements of BPO Properties Ltd. contained in the interim reports to shareholders for the period ended March 31, 2003.
2.5	Material change report of BPO Properties Ltd., dated May 1, 2003.
2.6	Annual Information Form of Brookfield Properties Corporation, dated May 20, 2003 (incorporated by reference to the Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2002).
2.7	Management's discussion and analysis of Brookfield Properties Corporation for the year ended December 31, 2002 (incorporated by reference to the Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2002).
2.8	Audited comparative consolidated financial statements of Brookfield Properties Corporation and the notes thereto for the financial year ended December 31, 2002, together with the report of the auditors thereon (incorporated by reference to the Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2002).
2.9	Unaudited comparative consolidated financial statements of Brookfield Properties Corporation contained in the interim reports to shareholders for the period ended March 31, 2003 (incorporated by reference to the Report on Form 6-K of Brookfield Properties Corporation, filed with the Securities and Exchange Commission on May 27, 2003).
2.10	Management Information Circular of Brookfield Properties Corporation, dated March 3, 2003, in connection with the 2003 Annual Meeting of Shareholders, other than the sections entitled "Report of the Human Resources and Compensation Committee", "Performance Graph" and "Corporate Governance" (incorporated by reference to the Report on Form 6-K of Brookfield Properties Corporation, filed with the Securities and Exchange Commission on March 31, 2003).
2.11	Material change report of Brookfield Properties Corporation, dated November 7, 2002.

Exhibit 2.1


BPO
PROPERTIES

Annual Information Form

May 20, 2003

BPO PROPERTIES LTD.
ANNUAL INFORMATION FORM

May 20, 2003

Information in this Annual Information Form (" AIF") is as of December 31, 2002 unless otherwise indicated. Management's Discussion and Analysis of Financial Position and Operations (" MD&A") and the Consolidated Financial Statements dated February 25, 2003 contained in BPO Properties Ltd.'s Annual Report for 2002 (" 2002 Annual Report") are incorporated herein by reference.

1. INCORPORATION

BPO Properties Ltd. (the " Company"), was incorporated under the Canada Business Corporations Act in 1978 by articles of amalgamation. The following amendments to the articles have been made.

- On November 4, 1994 articles of arrangement in respect of the creation of priority preferred shares were filed.
- The articles were restated on February 23, 1996 and amended on April 26, 1996 to reflect the business of the Company following the repayment in full of the senior and subordinated debt in accordance with the terms of a 1993 Plan of Arrangement.
- On December 15, 1998, the Company's articles were amended to create a new class of Non-Voting Equity Shares.
- Following shareholder approval on April 17, 1999, the Company's articles were amended to consolidate outstanding common shares on a one-for-five basis.
- Following shareholder approval on April 19, 2001, the Company changed its name to BPO Properties Ltd. (formerly Gentra Inc.) and reduced the number of directors from ten to seven.

The Company has its registered and executive offices at 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

SUBSIDIARIES

The following table lists the Company's major subsidiaries as at December 31, 2002. Each subsidiary is wholly-owned by the Company or by one of its wholly-owned subsidiaries as to all classes of shares.

Name	Jurisdiction of Incorporation
Gentra Canada Investments Inc.	Ontario
Exchange Tower Limited	Ontario
PCC Properties (Calgary) Ltd.	Alberta
Brookfield Properties (Bankers Hall) Ltd.	Alberta
Fifth Avenue Place (Calgary) Ltd.	Alberta

2. GENERAL DEVELOPMENT OF THE COMPANY'S BUSINESS OVER PRECEDING YEARS

The Company is a leading real estate investment company focussed on ownership and value enhancement of premier commercial real estate in select markets in Canada. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate assets and by making opportunistic investment in new assets.

The Company's office portfolio is comprised of premier, investment grade commercial properties, located primarily in the downtown cores of Toronto, Calgary and Vancouver. The office portfolio represents 84% of the book value of the Company's commercial properties. The remaining commercial properties consist of three development properties in Toronto and one retail shopping centre in Ontario.

A more complete review of the business operations and assets of the Company is included on pages 5 through 10 in the MD&A of the 2002 Annual Report.

On April 28, 2003, Brookfield Properties Corporation announced a proposal to amalgamate a subsidiary of Brookfield Properties Corporation with the Company. The proposed amalgamation will result in common shareholders of the Company receiving $27.83 for each common share of the Company, to be paid in cash, common shares of Brookfield Properties Corporation or a combination thereof, subject to an aggregate cash payment of $40.2 million and maximum of 1.55 million common shares of Brookfield Properties Corporation issuable pursuant to the amalgamation. Preferred shareholders of the Company would receive preferred shares of a parent of the amalgamated entity with terms and conditions identical in all material respects.

In July 2002, the Company sold a 50% interest in the Bankers Hall Complex in Calgary, generating proceeds of $113 million, net of non-recourse debt on the property, and a gain of $31 million.

In March 2002, the Company sold a 50% interest in the Exchange Tower, a one million square foot office tower in Toronto, generating proceeds of $90 million net of non-recourse debt on the property and a gain of $65 million.

During 2002, the Company acquired a 50% interest in Atrium on Bay in Toronto, the remaining 45% interest in 105 Adelaide Street in Toronto, and a 20% interest in Gulf Canada Square in Calgary. Atrium on Bay, at the corner of Yonge and Dundas Streets in downtown Toronto, has 1.1 million square feet of premium space in twin office towers atop a two-storey retail podium. 105 Adelaide Street is a 12-storey, 184,000 square foot office property adjacent to the Exchange Tower. Gulf Canada Square is a 20-storey, 1.1 million square foot office property adjacent to the Bankers Hall complex.

In 2002, the Company disposed of four non-core retail properties, including Londonderry Mall in Edmonton; and Malvern Town Centre, Westney Heights Plaza and Sheridan Centre in Toronto, for net proceeds of $147 million.

During 2001 the Company disposed of four non-core retail assets, including the 1.2 million square foot Bramalea City Centre, a regional shopping centre with an adjacent hotel in Toronto, as well as Sevenoaks and West Oaks Malls in Vancouver. Together, these transactions generated $130 million in net cash proceeds. The Company also refinanced the 1.7 million square foot Fifth Avenue Place and subsequently sold a half interest to an institutional investor, generating net cash proceeds of $125 million.

In 2001, the Company acquired a 50% joint venture interest in the Bay-Adelaide Centre site in downtown Toronto. The Bay-Adelaide site consists of two prime blocks of land in Toronto's downtown financial core. The development project includes a below grade parking garage with 1,100 spaces, all foundations, a six-storey elevator core, and site plans and permits for an over one million square foot office tower on the south block. The Company also acquired a 25% interest in the 1.1 million square foot, Hudson's Bay Centre in Toronto, a redevelopment project located at the corner of Bloor and Yonge Streets. The original investment in these acquisitions totalled approximately $74 million.

During 2000, the Company acquired the leasehold interest in the Bankers Hall Complex in Calgary and the Royal Centre in Vancouver for a total purchase price of approximately $514 million. Bankers Hall is comprised of three office towers (Bankers Hall East, Bankers Hall West and Royal Bank Building), retail shopping and 1,160 parking spaces totalling 2.6 million square feet. The Royal Centre in Vancouver is comprised of office, retail and parking totalling 855,000 square feet. In 2001, the Company acquired the land lease under the Bankers Hall complex and an adjacent 340 stall parkade, and refinanced the property with a $378 million 12-year non-recourse mortgage at a rate of 7.2%, over $120 million greater than the original financing in place.

In 2000, the Company also sold two re-development properties for proceeds of $61 million and continued to realize on its loan portfolio by collecting $39 million.

CONSOLIDATED FINANCIAL STATEMENTS

The following are the Company's consolidated balance sheet and statement of income for each of the most recent three fiscal years:

CONSOLIDATED BALANCE SHEET

December 31 (millions)	2002	2001	2000
Assets			
Commercial properties	$ 1,122	$ 1,448	$ 1,642
Cash and cash equivalents	667	393	88
Future income taxes	74	106	143
Loans receivable	74	31	121
Other assets	39	23	34
	$ 1,976	$ 2,001	$ 2,028
Liabilities and shareholders' equity			
Mortgages and other borrowings	$ 696	$ 865	$ 978
Accounts payable and other liabilities	98	110	113
Shareholders' equity	1,182	1,026	937
	$ 1,976	$ 2,001	$ 2,028

CONSOLIDATED INCOME STATEMENT

years ended December 31 (millions, except per share amounts)	2002	2001	2000
Income from commercial properties	$ 114	$ 153	$ 132
Income from loans and investments	66	42	32
	180	195	164
Interest expense	(48)	(64)	(57)
Administrative expenses and large corporation tax	(8)	(8)	(13)
Net income before transaction gains and other income	124	123	94
Transaction gains and other income	96	49	15
Funds from operations and gains	220	172	109
Future income taxes, provisions and other, net	(31)	(35)	(32)
Depreciation and amortization	(22)	(30)	(21)
Net income	$ 167	$ 107	$ 56
Net income per common share			
Basic and Diluted	$ 5.47	$ 3.12	$ 1.17

3. BUSINESS OF BPO PROPERTIES LTD.

OVERVIEW

BPO Properties Ltd. is a leading real estate investment company focussed on ownership and value enhancement of premier commercial real estate in select markets in Canada. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate assets and by making opportunistic investments in new assets. Assets are comprised primarily of commercial real estate properties in Canada.

SEGMENTED FINANCIAL INFORMATION

The Company operated during 2001 and 2000 primarily as an investor in commercial office properties and to a lesser extent retail properties in Canada. The revenues for each business segment are as follows:

	Office Properties		*Retail & Development Properties*		*Loans & Other*		*Total*	
(millions)	2002	2001	2002	2001	2002	2001	2002	2001
Revenues	$ 202	$ 225	$ 25	$ 80	$ 66	$ 42	$ 293	$ 347

A more complete review of the Company's business segments is included on page 19 of the 2002 Annual Report.

ASSETS

The Company's assets are comprised of commercial office, retail and development properties located in Canada. Assets of the Company at December 31, 2002 totalled $1,976 million compared to $2,001 million in the prior year. The Company's office portfolio is comprised of 15 premier, investment grade commercial properties, located primarily in the downtown cores of Toronto, Calgary and Vancouver. The development portfolio relates to three projects in Toronto.

The discussion that follows will focus on commercial properties, the material component of the Company's balance sheet. Information relating to cash and cash equivalents, future income taxes, loans receivables, other assets, accounts payable and other liabilities, and mortgages and other borrowings is included in the Company's consolidated financial statements in the 2002 Annual Report.

COMMERCIAL PROPERTIES

Commercial properties represent 84% of the asset base excluding cash on a book value basis compared with 90% in the prior year. During 2002, the Company acquired interests in 3 premium office properties in downtown Toronto and Calgary, and sold a 50% interest in Bankers Hall in Calgary, a 50% interest in Exchange Tower in Toronto, and disposed of four non-core retail assets.

The following table summarizes the real estate portfolio at December 31, 2002:

	2002			2001		
	# of Properties	Net Rentable Area	Book Value	# of Properties	Net Rentable Area	Book Value
		(000's sq.ft.)[1]	(millions)		(000's sq.ft.)[1]	(millions)
Office	15	6,457	$ 934	13	7,540	$ 1,161
Retail	1	149	10	5	1,805	139
Development	3	1,112	178	3	1,092	148
Total	19	7,718	$ 1,122	21	10,437	$ 1,448

[1] *Net effective ownership interest*

Additional information on the office, retail and development commercial properties and operations is contained on pages 5 through 10 in the MD&A of the 2002 Annual Report. All properties are freehold with the exception of HSBC Building, 105 Adelaide, the Exchange Tower Pavilion, and the Hudson's Bay Centre, which are leaseholds or partial leaseholds.

EMPLOYEES

Effective January 1, 2001, the Company entered into an agreement for management services with Brookfield Properties Ltd., a subsidiary of Brookfield Properties Corporation, the Company's major shareholder. As a result, there are currently no employees of the Company.

RISK MANAGEMENT

INDUSTRY COMPETITION AND RISKS

BPO Properties believes that it is well positioned within the commercial real estate industry as a result of a number of its competitive strengths. The Company has a large capital base and a low debt to equity ratio, and owns premium quality assets in Canada's leading markets: Toronto, Calgary and Vancouver.

Real estate investments are generally subject to varying degrees of competition and risk depending on the nature and location of the property. Such risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of properties to tenants, the financial condition of tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economic cost. Certain expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service such expenses.

ENVIRONMENTAL MATTERS

BPO Properties is subject to various federal, provincial and municipal laws relating to environmental matters. Such laws provide that the Company could be liable for the costs of removal and remediation of certain hazardous substances. The failure to remove or remediate such substances could expose the Company to claims for non-compliance and could adversely affect the Company's ability to sell or finance such real estate. The Company is not aware of any material non-compliance with environmental laws at any of its properties. The Company is also not aware of any material pending or threatened investigations or actions in connection with any of its properties. The Company has formal policies and procedures to review and monitor environmental exposure.

BPO Properties has made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change to reflect changes to scientific assessments and environmental policies. As a result, the Company may become subject to more stringent environmental laws and regulations in the future. Depending on the cost of compliance, more stringent environmental laws and regulations could have a material adverse effect on its business, financial condition or results of operation.

INSURANCE COVERING ACTS OF TERRORISM

BPO Properties has insurance covering acts of terrorism for up to $450 million of damage and business interruption costs. BPO Properties continues to seek additional coverage for acts of terrorism equal to the full replacement cost of its assets; however, until this type of comprehensive coverage becomes commercially available or government programs assist the insurance industry to re-establish this type of coverage, any damage or business interruption costs as a result of terrorism could result in a material cost to the Company.

Additional information on Risk Management is discussed on pages 9 and 10 in the MD&A section of the 2002 Annual Report.

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

THREE YEAR RESULTS

The following table sets forth certain consolidated financial information, as at December 31, in each of the last three years, and for the years then ended:

(millions, except per share amounts)	2002	2001	2000
Total revenue	$ 293	$ 347	$ 306
Funds from operations and gains	220	172	109
Net income	167	107	56
Income per common share (basic and diluted)	5.47	3.12	1.17
Total assets	1,976	2,001	2,028
Mortgages and other borrowings	696	865	978
Total preferred shares	382	382	382
Dividends declared per common share*	—	—	—
Dividends declared per preferred share			
Series G	0.72	1.19	1.22
Series J	0.70	1.15	1.24
Series K	14,548.91	23,644.96	29,967.84
Series M	0.70	1.15	1.24
Series N	0.73	1.18	1.50

* *It is the current intention of the Board of Directors to retain earnings for reinvestment in the business, and as a result, does not expect to pay common share dividends.*

QUARTERLY RESULTS

The following table summarizes quarterly financial information for the eight fiscal quarters ended December 31, 2002:

	2002				2001			
(millions, except per share amounts)	**4th Qtr**	**3rd Qtr**	**2nd Qtr**	**1st Qtr**	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Total revenue*	**$ 73**	**$ 73**	**$ 69**	**$ 78**	$ 83	$ 93	$ 84	$ 87
Funds from operations and gains	**33**	**66**	**26**	**95**	31	39	75	27
Net income	**32**	**46**	**18**	**71**	25	25	46	11
Net income per common share								
Basic and diluted	**1.00**	**1.54**	**0.52**	**2.41**	0.75	0.72	1.46	0.19

* *Includes revenue from commercial properties, loans and investment income.*

DIVIDEND POLICY

The dividend policy is discussed on page 9 of the MD&A in the 2002 Annual Report and is incorporated by reference.

5. MARKETS FOR SECURITIES

The following table lists the amounts and descriptions of the Company's outstanding securities and the stock exchange on which they are listed for trading, or quoted, if applicable.

(December 31, 2002) Book Value	Stock Symbol	Description	Stock Exchange
Common Shares:			
$ 80 million	BPP	Common	Toronto
Cumulative Redeemable Preferred Shares:			
$ 45 million	BPP.PR.G	Series G	Toronto
96 million	BPP.PR.J	Series J	Toronto
150 million	—	Series K	Private placement, not listed
71 million	BPP.PR.M	Series M	Toronto
20 million	—	Series N	Private placement, not listed

6. DIRECTORS AND OFFICERS

The following table lists the names and municipalities of residence for all directors and officers of the Company. It also indicates their respective principal occupations within the five preceding years and states the period during which each director has served in that capacity. The term of office of each director listed in the table will expire at the next annual meeting of shareholders.

The Board of Directors of the Company is required to have, and has appointed, an Audit Committee. The Company also has a Nominating and Governance Committee whose members are identified below:

Name and Municipality of Residence	Office Currently Held	Date Elected	Principal Occupation
David D. Arthur Toronto, Ontario	Director, President & Chief Executive Officer	1998	Officer of the Company
Richard B. Clark[1] New York, New York	Director	2002	President & Chief Executive Officer, Brookfield Properties Corporation
The Hon. William G. Davis[6] Brampton, Ontario	Director	1998	Counsel, Torys LLP
Robert J. Harding[6] Toronto, Ontario	Chairman & Director	1999	Chairman, Brascan Corporation
C. Kent Jespersen[2,7] Calgary, Alberta	Director	2000	Chairman and Chief Executive Officer, La Jolla Resources International Ltd.
Robert J. McGavin[3,7] Aurora, Ontario	Director	1999	Corporate Director
Michael F. B. Nesbitt[6,7] Winnipeg, Manitoba	Director	2000	Chairman, Montrose Mortgage Corporation Ltd.
Steven J. Douglas[4] Mississauga, Ontario	Senior Vice President & Chief Financial Officer	—	Executive Vice President & Chief Financial Officer, Brookfield Properties Corporation
Michael Zessner[5] Toronto, Ontario	General Counsel & Corporate Secretary	—	Officer of the Company

The President and Chief Executive Officer is an inside director of the Company. Two outside directors are unrelated to the Company but have a relationship with Brookfield Properties Corporation, owner of approximately 55% of the Company's voting common shares. See also the sections entitled " Principal Holders of Voting Securities" and " Board Composition" in the Company's Management Proxy Circular in respect of its most recent annual meeting of shareholders.

Each of the Directors and Officers of the Company has held his principal occupation for the past five years, with the exception of:

(1) Mr. Clark has held his present principal position since 2002, prior to which he held various senior roles with Brookfield Properties Corporation, including the position of President and Chief Executive Officer, US Commercial operations since 2000 and Executive Vice President since 1996.

(2) Mr. Jespersen has held the position of Chairman of La Jolla Resources International Ltd. since 1998. Prior to that Mr. Jespersen held the position of President and Chief Executive Officer-Elect of NOVA Energy Services during 1997.

(3) Mr. McGavin held the position of Chairman of Howe & Company Inc. during 1999. Prior to that, Mr. McGavin held the position of Senior Vice President, Institutional and Community Relations at Toronto-Dominion Bank during 1997 to 1998.

(4) Mr. Douglas was appointed the position of Senior Vice President and Chief Financial Officer in February, 2002 and has been Chief Financial Officer of Brookfield Properties Corporation since 1997.

(5) Mr. Zessner has held the position of General Counsel and Corporate Secretary since February 2001, and has held his position of Vice President, General Counsel, or similar positions with the Canadian operations of Brookfield Properties Corporation since September 1993.

(6) Member of the Nominating and Governance Committee.

(7) Member of the Audit Committee.

7. ADDITIONAL INFORMATION

Additional information relating to the Company, including information as to directors' and executive officers' remuneration and indebtedness, the principal holders of the Company's securities, options to purchase securities and interests of management and others in material transactions, as applicable, is set out in the Company's Management Proxy Circular in respect of its most recent annual meeting of shareholders. Additional financial information relating to the Company is also provided in the consolidated financial statements for the year ended December 31, 2002 set out in pages 12 through 20 of the 2002 Annual Report. The 2002 Annual Report also contains, in pages 5 through 10, management's Discussion and Analysis of the Company's financial condition and results of operations for the year ended December 31, 2002, which is included herein by reference.

Additional information relating to the Company will be provided to any person, upon request to the secretary of the Company as follows:

a) when securities of the Company are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of a distribution of the Company's securities,

(i) one copy of this AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

(ii) one copy of the Company's consolidated financial statements for the year ended December 31, 2002 together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2002,

(iii) one copy of the Company's Management Proxy Circular in respect of its most recent annual meeting of shareholders, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

b) at any other time, one copy of any document referred to in a) (i), and (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

CORPORATE INFORMATION

Office

BPO Properties Ltd.
Bay Wellington Tower
BCE Place, 181 Bay Street
Suite 330, P.O. Box 770
Toronto, Ontario
M5J 2T3
Tel: 416-359-8555
Fax: 416-359-8596
Website:
www.bpoproperties.com

Shareholder Information

Transfer Agent and Registrar
The CIBC Mellon Trust Company
PO Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
Tel: 416-643-5500
or 1-800-387-0825
Fax: 416-643-5501
Website: www.cibcmellon.ca
E-mail:
inquiries@cibcmellon.ca

Investor Relations

Investor Relations inquiries should be directed to the Investor Relations Department at 416-359-8593.

Copies of the Interim Statements and Annual Reports can be obtained from the Investor Relations Department or the Company's Web site at www.bpoproperties.com

Auditors

Deloitte & Touche LLP
181 Bay Street
Suite 1400
BCE Place
Toronto, Ontario
M5J 2V1
Tel: 416-601-6150
Fax: 416-601-6151

Inquiries

Inquiries relating to shares, dividends or debentures should be directed to The CIBC Mellon Trust Company, or the Investor Relations Department at BPO Properties' Canadian office. CIBC Mellon Trust Shareholder inquiry answer line: 1-800-387-0825 (toll free within continental North America)
Fax: 416-643-5501

Stock Exchange Listings

Toronto Trading Symbols
Common Shares - BPP
Preferred Shares:
Series G - BPP.PR.G
Series J - BPP.PR.J
Series M - BPP.PR.M

Exhibit 2.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATIONS

Introduction

BPO Properties Ltd. is a leading real estate investment company focussed on ownership and value enhancement of premier commercial office properties in select markets in Canada. The company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate assets and by making opportunistic investment in new assets.

Assets

OVERVIEW

The company's assets are comprised primarily of commercial office properties located in Canada. Total assets declined by 1% to $1.98 billion, largely as a result of the sale of 50% interests in two office properties and the disposition of non-core retail assets, offset by surplus cash generated from property dispositions pending reinvestment. Total office property assets declined by 19% due to the disposition of 50% interests in Bankers Hall in Calgary and Exchange Tower in Toronto. A summary of these assets at December 31 is as follows:

Assets

(millions)	**2002**	**% of Total**	2001	% of Total
Operating properties				
Office	**$ 934**	**83%**	$ 1,160	80%
Retail	**10**	**1%**	139	10%
Development	**178**	**16%**	149	10%
	1,122	**100%**	1,448	100%
Other assets				
Cash and cash equivalents	**667**		393	
Future income taxes	**74**		106	
Loans receivable	**74**		31	
Other	**39**		23	
	$ 1,976		$ 2,001	

COMMERCIAL PROPERTIES

Commercial properties continue to increase as a proportion of the company's assets, and now represent 90% of the asset base excluding cash on a book value basis. The commercial property portfolio is comprised of interests in 19 properties with a book value of $1.1 billion at December 31, 2002. This compares with 21 properties and a book value of $1.4 billion at December 31, 2001. A listing of the significant properties in the portfolio is provided on the opposite page.

The following table summarizes the real estate portfolio at December 31:

Commercial properties

	Number of Properties	Net Rentable Area[1] (thousands sq. ft.)	Book Value (millions)
2002			
Office	**15**	**6,457**	**$ 934**
Retail	**1**	**149**	**10**
Development	**3**	**1,112**	**178**
Total	**19**	**7,718**	**$ 1,122**
2001			
Office	13	7,540	$ 1,160
Retail	5	1,805	139
Development	3	1,092	149
Total	21	10,437	$ 1,448

(1) Net effective ownership interest

OFFICE PROPERTY PORTFOLIO

The company's premier office portfolio is located primarily in the downtown cores of Toronto, Calgary and Vancouver.

The consolidated carrying value of the company's interest in 6.5 million square feet of rentable area is approximately $145 per square foot, significantly less than the estimated replacement cost of these assets. The average size of the company's major office properties is one million square feet of rentable area.

Occupied and committed space in the office portfolio increased from 95.8% at January 1, 2002 to 96.3% at December 31, 2002 due to the leasing of the Bankers Hall complex which began the year with a vacancy of 261,000 square feet. Leasing activity throughout the portfolio during 2002 totalled 1.2 million square feet.

The company's office portfolio features a high-quality tenant base with an industry profile as follows:

Office properties tenant profile

Oil and gas		44%
Anadarko Canada	Imperial Oil	
Canadian Natural Resources	Petro-Canada	
Conoco Canada Resources	Precision Drilling Corporation	
Enbridge Inc.	Talisman Energy	
EnCana Corporation	Westcoast Energy	
Financial services		24%
Altamira/National Bank of Canada	Lombard General Insurance	
CIBC	RBC Financial Group	
HSBC	CIT Group	
Professional services		9%
Bennett Jones	Fraser Milner	
Blake Cassels	Weir & Foulds	
Government and regulatory		8%
Public Works Canada	Toronto Stock Exchange	
Other		15%
Bell West	Labatt	
CP Rail	Noranda	
		100%

The lease maturities in the office portfolio average approximately 5% annually over the next five years. The lease maturity of the company's office portfolio by major market is as follows:

Office profile

	Toronto		Calgary/Vancouver		Total	
(thousands)	Sq. ft.	%	Sq. ft.	%	Sq. ft.	%
Available	114	5%	115	3%	229	4%
2003	89	4%	108	3%	197	3%
2004	168	8%	97	2%	265	4%
2005	275	12%	174	4%	449	7%
2006	121	6%	225	5%	346	5%
2007	251	11%	164	4%	415	6%
2008 and beyond	1,192	54%	3,364	79%	4,556	71%
	2,210	100%	4,247	100%	6,457	100%

Office rental rates remained strong during 2002, reflecting stable economic conditions in Toronto and the effect of the strong oil and natural gas industry in Calgary. At December 2002, the overall office vacancy rates in downtown Toronto and Calgary were 10% and 14%, respectively, with Class AAA vacancy rates at 5.8% and 7.0% respectively. As leases expire, the company expects to capitalize on the positive market conditions that exist to increase occupancy and in-place rental rates throughout the portfolio. In-place rental rates stood at an average of $17 per square foot, a 33% discount from the market rate for similar space and services, as summarized below:

Office rental rates

(per sq. ft.)	Current Net Rent	Market Net Rent
Toronto	$ 17	$ 27
Calgary	$ 17	$ 23

OFFICE ACQUISITIONS, DISPOSITIONS AND REDEVELOPMENT

In March 2002, the company sold an undivided 50% interest in Exchange Tower in Toronto based on a gross value of $320 million, generating proceeds of $90 million, net of non-recourse property debt, and a gain of $65 million.

In August 2002, the company sold a 50% interest in its Bankers Hall complex in Calgary based on a gross value of $608 million. This transaction generated net proceeds of $113 million and a gain of $31 million. In June 2001, following the refinancing of Fifth Avenue Place in Calgary, the company sold a 50% interest in the property based on a gross value of $275 million, generating a gain of $49.5 million. These transactions represent the culmination of the repositioning of the Calgary office portfolio.

In February 2001, a 50% interest in the Bay-Adelaide Centre was acquired. This development site, located at the corner of Bay and Adelaide Streets in downtown Toronto, is zoned for 2.1 million square feet, which includes a 1.2 million square foot office complex. Substantial infrastructure exists on the site and includes completed in-ground construction, a 1,100-stall parking garage, a six-storey elevator core, and a heating and cooling infrastructure. Due to this existing infrastructure, construction costs to complete development will approximate $250 per square foot, significantly less than building a similar quality project. This will also be the next major office project developed in the downtown core and will launch when major tenancies are secured. The development site also includes an adjacent block where the company anticipates the construction of a hotel and/or residential project of approximately 800,000 square feet, which will be sold to or joint ventured with a residential developer.

In March 2001, the company acquired a 25% interest in the Hudson's Bay Centre in Toronto, a redevelopment project at the corner of Bloor and Yonge Streets in Toronto, one of Canada's busiest intersections. Redevelopment and leasing is currently underway for the 35-storey, 535,000 square foot office tower atop a 557,000 square foot retail mall, The Bay department store and a parking complex.

RETAIL PROPERTY PORTFOLIO

At year end, the retail portfolio was comprised of one community shopping centre, totalling 149,000 square feet of rentable area. This property is expected to be sold in early 2003.

During 2002, the company continued to execute its strategy of redeveloping select properties in its retail portfolio to enhance the value of the portfolio and position them for sale. Dispositions in 2002 included Londonderry Mall in Edmonton, and three community centres in the Greater Toronto, Ontario area. These dispositions generated net proceeds of $147 million. Dispositions during 2001 included the Bramalea City Centre in Brampton, Ontario and both Sevenoaks Mall and West Oaks Mall in Vancouver, British Columbia.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents increased to $667 million during 2002 as proceeds from the sale of partial interests and refinancings were retained pending reinvestment. This balance represents a significant advantage to the company as it has sufficient capital to implement its capital plans without the need to raise capital.

LOANS RECEIVABLE

The company had $74 million in loans receivable at December 31, 2002, compared with $31 million at December 31, 2001. This increase is due primarily to the addition of vendor take-back financing provided on the sale of commercial properties. Contractual maturity of the gross loans receivable in the loan portfolio at December 31, 2002 is as follows: 2003 – $1 million; 2004 – $4 million; 2005 – nil; 2006 – nil; 2007 – $49 million; and thereafter – $20 million.

Results of Operations

In 2002, funds from operations before gains was $3.98 per share, an 8% increase over $3.68 in 2001. Including the gains realized on the sales of 50% interests in Exchange Tower and Bankers Hall, funds from operations totalled $220 million or $7.34 per share, compared with $173 million or $5.42 per share in 2001. Net income in 2002 was $167 million or $5.47 per common share, compared with $107 million or $3.12 per common share in 2001. This increase in net income over 2001 is due in part to $96 million of gains on dispositions of properties included in income in 2002 compared with $50 million of gains included in 2001. The increase in per share amounts are a result of improved current year operating performance in the commercial property portfolio, increased operating income due to acquisitions of commercial properties, and the lower cost of capital on the company's preferred shares.

Net operating income

(millions)	2002	2001
Commercial properties		
Revenue	**$ 227**	$ 305
Expenses	**113**	152
Net rental income	**114**	153
Loans and investment income	**66**	42
	$ 180	$ 195

Revenue from commercial properties includes rental revenues earned from tenant leases, percentage rent and additional rent from the recovery of operating costs and property taxes. Revenue from commercial properties totalled $227 million in 2002, a decrease of $78 million or 26% compared with 2001. The decrease in revenue from 2001 was a result of sales of 50% interests in core office properties and dispositions of non-core retail assets, offset by increases generated through leasing in the portfolio, increased rental rates on lease rollovers and additional revenues related to acquisitions.

Commercial property operating expenses are comprised of the costs of direct property operations including property taxes, employees' salaries, utilities, insurance, and other costs of ownership such as professional fees and capital taxes. Property expenses decreased by $39 million to $113 million, the result of property dispositions during the year. Net rental income decreased by $39 million to $114 million in 2002, a decrease of 25%. Same property net operating income increased by $7 million to $107 million or 7% over 2001. Higher occupancies and net rental rates in the office portfolio have resulted in strong revenue growth and operating cost recoveries.

In 2002, loans and investment income increased by $24 million due to higher average cash and equivalent balances as a result of asset sales, and further realizations on the company's loan portfolio and other assets above their carried value.

Expenses

(millions)	2002	2001
Interest expense	**$ 48**	$ 64
Administrative	**5**	5
Large corporation tax	**3**	3
	$ 56	$ 72

Interest expense declined to $48 million in 2002 from $64 million in 2001 due to a decrease in mortgages and other borrowings as a result of the sale of partial interests in our core properties. During 2002, interest capitalized on development projects totalled $5 million (2001 – $4 million). Administrative expenses consist primarily of fees paid to a related company for operating the company, professional fees and costs related to its public company status. As a result of the combination of management resources with Brookfield Properties Corporation ("Brookfield") in 2000, the company's largest shareholder, administrative expenses were reduced by almost 50% from $9 million in 2000 to $5 million in 2002 and 2001. Administrative expenses consist largely of an asset management fee of $5 million (2001 – $5 million) paid to Brookfield in relation to a cost recovery of salaries and other items incurred by Brookfield. Large corporation tax paid totalled $3 million during 2002, consistent with 2001.

Liquidity and Capital Resources

The company's capital structure is summarized as follows:

Capital structure

(millions)	2002	%	2001	%
Mortgages and other borrowings	$ 696	37%	$ 865	46%
Shareholders' equity				
Preferred shares	382	20%	382	20%
Common shares	800	43%	644	34%
	1,182	63%	1,026	54%
	$ 1,878	100%	$ 1,891	100%

MORTGAGES AND OTHER BORROWINGS

Mortgages payable and other borrowings generally represent property-specific debt where recourse is limited to the underlying asset. At December 31, 2002, the company's debt profile included a weighted average interest rate of 7%, an interest coverage ratio of 3.6 times and an average maturity of nine years.

CREDIT FACILITIES

The company has over $100 million of short-term operating lines of credit available to meet short-term operating liquidity requirements. In addition, facilities are in place permitting the company to issue letters of credit.

SHAREHOLDERS' EQUITY

The company is conservatively capitalized with a debt to capitalization ratio of 40% and over $1 billion of preferred and common share equity. The preferred share capital makes up 20% of the company's total capitalization and provides low-cost leverage to common shareholders.

DIVIDENDS

In 2002, the company paid $11 million of preferred share dividends (2001 – $18 million). The company's current intention is to retain the balance of earnings for reinvestment. As a result, it is not expected that dividends will be paid on common shares at the current time.

LIQUIDITY

For the year ended December 31, 2002, funds from operations and gains totalled $220 million. Capital was generated from property dispositions, and utilized in enhancing existing properties and the acquisition of land leases under existing properties and development properties. Despite new financings during 2002, the company's debt-to-capital ratio remains more conservative when compared to similar companies in the real estate industry. The company has sufficient sources of liquidity in 2003 to fund planned capital expenditures, tenant improvements and potential acquisitions, as well as to service its debt.

Risk Management

The company is exposed to a number of risks in the normal course of its business operations.

INDUSTRY AND MARKET RISK

The company, as an owner of commercial properties, faces risks associated with the commercial real estate industry. Risk factors include general and local economic conditions, the financial condition of tenants, trends in the retail industry, the ability to lease space, the ability to secure economic net rents, the availability and cost of financing and environmental risks. Risk inherent in the portfolio is mitigated by focussing investment efforts in high-quality properties located in major markets where management has knowledge and expertise.

LEASE RISK

The company manages the risk arising from lease maturities by managing lease terms for low exposure in any single year, as indicated in the following table:

Lease maturity profile

(thousands, sq. ft.) Net effective ownership interest	Available	2003	2004	2005	2006	2007	2008 & Beyond	Total Leasable
Office	229	197	265	449	346	415	4,556	6,457
Retail	—	4	—	6	—	—	139	149
	229	201	265	455	346	415	4,695	6,606

The company also ensures that it has minimal exposure to any single tenant and thus is not dependent on the operating performance of any one tenant.

ACQUISITION AND DEVELOPMENT RISK

The company will focus on the acquisition of high-quality office properties in major markets in Canada or properties that provide value enhancement opportunities. Such acquisitions will be completed only if the returns add net asset value to the company. The risk of not achieving expected returns following acquisitions is mitigated by a comprehensive due diligence program prior to commitment. The company's development projects have historically focussed on redevelopment of existing properties. Development will only be undertaken where there is pre-leasing at levels which enable construction financing to be put in place. Risks associated with these projects are managed by aggressively negotiating and monitoring construction contracts and ensuring lease credit risk is minimized.

ENVIRONMENTAL RISK

The company has policies and procedures in place to help minimize losses arising from potential environmental exposure. The company exercises high standards of due diligence when acquiring properties or when assuming control of properties through foreclosure. To the best of management's knowledge, the company's owned properties are free from material environmental risks.

LITIGATION RISK

The company manages a significant litigation portfolio related to operations as a trust company prior to September 1, 1993, in addition to litigation from the normal course of business. The company has also received a substantial number of indemnity claims resulting from the sale of its former operations. Although the company believes that adequate provisions have been made to cover the outcome of these proceedings, the ultimate outcome of litigation always bears an element of uncertainty.

INSURANCE COVERING ACTS OF TERRORISM

BPO Properties has insurance covering acts of terrorism for up to $450 million of damage and business interruption costs. BPO Properties continues to seek additional coverage for acts of terrorism equal to the full replacement cost of its assets, however, until this type of coverage becomes commercially available on an economically reasonable basis or government programs assist the insurance industry to re-establish this type of coverage, any damage or business interruption costs as a result of terrorism could result in a material cost to the company.

Outlook

The company believes that the positive fundamentals in the Canadian commercial real estate industry, and the markets in which the company's properties are located, will continue into 2003. In the office sector, the vacancy rate is at a 10-year low in Toronto, one of the primary markets in which our assets are located. In Calgary, the robustness of the oil and natural gas industry, despite higher vacancies from new properties which were recently added to the market, provide a positive outlook for 2003. With limited future development activity, vacancy rates are expected to remain low.

During 2003, the company will continue to focus on maximizing the value of existing assets by increasing occupancy, realizing increases in rents on rollovers of leases, proactively taking back below-market leases and re-leasing at higher rates, pursuing redevelopment opportunities and taking advantage of other income-generating opportunities in the existing portfolio. The company will also continue to pursue growth through acquisitions within the office portfolio, if the opportunities meet the company's investment criteria.

Exhibit 2.3

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of BPO Properties Ltd. is responsible for the preparation, content and integrity of the consolidated financial statements and all other financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgements where appropriate. Financial information presented elsewhere in this Annual Report is consistent with that in the financial statements.

The management of the company has established and maintains a system of internal controls that provides reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, the company is in compliance with all applicable laws and that the financial records are reliable for preparing financial statements. The effectiveness of and compliance with this system of internal controls is monitored by management.

The Board of Directors oversees management's responsibility for financial reporting through its Audit Committee, currently comprised of three directors who are not officers or employees of the company. The Audit Committee meets regularly with management and the external auditors to review auditing and accounting matters, including the adequacy of the system of internal controls and the quality of the company's financial reporting. The auditors have full and unrestricted access to the Audit Committee.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards.

David D. Arthur
President and Chief Executive Officer

Steven J. Douglas
Senior Vice President and Chief Financial Officer

AUDITORS' REPORT

To the Shareholders,

We have audited the consolidated balance sheets of BPO Properties Ltd. as at December 31, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte + Touche LLP

Toronto, Canada
February 25, 2003

Chartered Accountants

CONSOLIDATED BALANCE SHEETS

December 31 (millions)	Note	**2002**	2001
Assets			
Commercial properties	2	**$ 1,122**	$ 1,448
Cash and cash equivalents	10	**667**	393
Future income taxes	7	**74**	106
Loans receivable	4	**74**	31
Other assets		**39**	23
		$ 1,976	$ 2,001
Liabilities and Shareholders' Equity			
Mortgages and other borrowings	5	**$ 696**	$ 865
Accounts payable and other liabilities		**98**	110
Shareholders' equity	6	**1,182**	1,026
		$ 1,976	$ 2,001

See accompanying notes to the consolidated financial statements

Approved by the Board,

Robert J. Harding
Director

David D. Arthur
Director

CONSOLIDATED STATEMENTS OF INCOME

years ended December 31 (millions, except per share amounts)	Note	2002	2001
Commercial properties			
Revenue		**$ 227**	$ 305
Expenses		**113**	152
		114	153
Loans and investment income		**66**	42
		180	195
Expenses			
Interest expense		**48**	64
Administrative expenses and large corporation tax	7	**8**	8
Income before the following items		**124**	123
Gains on dispositions of properties		**96**	50
Income before undernoted		**220**	173
Depreciation and amortization		**22**	31
Future income taxes and other non-cash items, net	8	**31**	35
Net income		**$ 167**	$ 107
Net income per common share	6	**$ 5.47**	$ 3.12

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

years ended December 31 (millions)	Note	2002	2001
Retained earnings, beginning of year		**$ 565**	$ 476
Net income		**167**	107
Preferred share dividends	6	**(11)**	(18)
Retained earnings, end of year		**$ 721**	$ 565

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW

years ended December 31 (millions)	2002	2001
Operating Activities		
Net income	**$ 167**	$ 107
Add (deduct):		
Depreciation and amortization	**22**	31
Future income taxes	**31**	37
Gains on dispositions of properties	**(96)**	(50)
Tenant improvements	**(27)**	(33)
Other working capital	**(46)**	109
	51	201
Investing Activities		
Commercial properties		
Acquisitions of properties	**(51)**	(153)
Development and redevelopment expenditures	**(34)**	(80)
Dispositions of properties	**293**	196
	208	(37)
Financing Activities		
Debt arranged	**37**	602
Debt amortization and repayments	**(11)**	(443)
Preferred share dividends paid	**(11)**	(18)
	15	141
Increase in cash and cash equivalents	**274**	305
Cash and cash equivalents, beginning of year	**393**	88
Cash and cash equivalents, end of year	**$ 667**	$ 393

See accompanying notes to the consolidated financial statements

NOTES TO THE FINANCIAL STATEMENTS

1. Accounting Policies

BPO Properties Ltd. is incorporated under the Canada Business Corporations Act.

(a) **Financial Statements** – The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants. The company's accounting policies and its financial disclosure are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies.

(b) **Basis of Consolidation** – The consolidated financial statements of the company include the accounts of all its subsidiaries and its proportionate share of the assets, liabilities, revenues and expenses of joint ventures.

(c) **Commercial Properties** – Real estate properties held for investment purposes are carried at the lower of depreciated cost and estimated net recoverable amount. Cost includes direct costs and interest incurred during acquisition or development of these properties.

Real estate properties held for investment are depreciated using the sinking-fund method at a rate of 5% over their estimated useful lives, to a maximum of 60 years. Under this method, depreciation is charged to income in increasing annual amounts to fully amortize the properties over their estimated useful lives. Building improvements are depreciated on a straight-line basis over terms appropriate to the expenditures.

Costs are capitalized on properties under development, including all direct expenditures, interest on debt and certain administrative expenses. Revenues earned during the development period are treated as a reduction of costs.

Costs to lease properties are capitalized and amortized over the terms of the related leases.

Rental revenue includes contractual and percentage rents and recoveries of operating expenses, including property, capital and large corporation tax. Revenue from properties under development is recognized at the earlier of attaining a break-even point in cash flow after debt service or at the expiration of a reasonable time following substantial completion.

(d) **Loans Receivable** – Loans are stated at the principal amount outstanding or at the company's acquisition cost plus accrued interest less a provision for losses.

Interest income is recorded on an accrual basis except on loans classified as impaired. Loans are classified as impaired when there is no longer reasonable assurance as to the ultimate collectibility of contractual principal or interest or when interest or principal is 90 days past due, unless the loan is both well secured and in the process of collection. Loans that are determined to be impaired are valued at the lower of estimated realizable amount based on the present value of expected future cash flows discounted at the interest rate inherent in the original loan, or at the fair value of the security underlying the loan less disposition costs.

When a loan is classified as impaired, recognition of interest in accordance with the contractual terms of the loan ceases. Income on impaired loans is reported as the change in the net present value of future cash flows. Loans are restored to an accrual basis when principal and interest payments are current and there is no longer any reasonable doubt as to ultimate collectibility.

Real estate assets acquired in settlement of loans and held for resale are carried at the lower of estimated realizable value and the carrying value of the loan. Any excess of carrying value of the loan over estimated realizable value of the asset is charged to the provision for losses. Operating results and any gains or losses on disposal of these assets are included in income from loans and investments.

A specific provision for loss is maintained in an amount currently considered appropriate to absorb all known and probable credit-related losses in the company's loan portfolio. Provisions represent amounts required to reduce the carrying value of an impaired loan to its estimated realizable amount.

(e) **Income Taxes** – The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities; and (ii) unused income tax losses are measured using substantively enacted income tax rates and laws that are expected to apply in the future as the temporary differences reverse and the income tax losses are used. See Note 7 for additional information on the composition of the income tax asset and expense.

(f) **Use of Estimates** – The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

2. Commercial Properties

(millions)	2002	2001
Office properties	**$ 993**	$ 1,211
Retail properties	**11**	149
Development properties	**178**	149
Accumulated depreciation	**(60)**	(61)
	$ 1,122	$ 1,448

During 2002, costs capitalized on development projects were comprised of direct construction costs of $29 million (2001 – $19 million), administrative expenses of nil (2001 – $1 million) and interest costs of $5 million (2001 – $4 million). The estimated costs to complete projects under development total $17 million, of which $12 million is committed at December 31, 2002 (2001 – $23 million committed).

Minimum amounts payable over the next five years, and in the aggregate thereafter in respect of ground leases related to commercial real estate properties, which have an aggregate net book value of $156 million, are as follows: 2003 – $4 million; 2004 – $4 million; 2005 – $4 million; 2006 – $4 million; 2007 – $4 million; and thereafter – $19 million. Amounts payable under ground leases ranging from 10 to 889 years are included in the above amounts for 10 years.

3. Interests in Joint Ventures

The following amounts included in the consolidated financial statements represent the company's proportionate interests in commercial office property-related joint ventures:

(millions)	2002	2001
Assets	**$ 926**	$ 443
Liabilities	**565**	220
Operating revenues	**107**	45
Operating expenses	**54**	22
Net income	**22**	13
Cash provided by operating activities	**24**	30
Cash provided by financing activities	**7**	6
Cash used in investing activities	**(45)**	(32)

The company, through its subsidiaries, is contingently liable for the obligations of the joint ventures. In each case, the assets of the joint venture are available for the purpose of satisfying such obligations.

4. Loans Receivable

(millions)	2002	2001
Loans receivable	**$ 76**	$ 36
Accrued interest	**5**	2
Provisions	**(7)**	(7)
	$ 74	$ 31

During the year, vendor take-back financing was provided on the disposition of certain commercial properties. The weighted average interest rate of loans receivable at December 31, 2002 is 11% (2001 – 10%).

5. Mortgages and Other Borrowings

(millions)	2002	2001
Mortgages payable and other borrowings	**$ 696**	$ 865

Mortgages payable have a weighted average interest rate of 7% at December 31, 2002 (2001 – 7.1%). Contractual mortgage principal repayments are as follows: 2003 – $14 million; 2004 – $50 million; 2005 – $52 million; 2006 – $12 million; 2007 – $56 million; and thereafter $512 million. The provisions attributable to mortgages payable limit the lenders' recourse upon default to the underlying asset except for one mortgage totalling $12 million (2001 – $12 million) which has recourse to the company. During the year, mortgages totalling $63 million (2001 – nil) were assumed in conjunction with the acquisition of certain commercial properties, and mortgages totalling $258 million (2001 – $272 million) were assumed by the purchaser in conjunction with the disposition of certain commercial properties.

The company maintains lines of credit which include a demand operating facility of up to $30 million which was fully drawn at December 31, 2002 and 2001. This facility bears interest at the bankers' acceptance rate plus 0.75% or at the prime rate. In addition, lines of credit include a revolving, unsecured credit facility of up to $75 million which was undrawn at December 31, 2002 and 2001. Interest on this facility is based on a bankers' acceptance rate plus 1%. Amounts drawn under the lines of credit have been netted against cash and cash equivalents.

6. Shareholders' Equity

The consolidated statement of changes in shareholders' equity is as follows:

	2002				2001			
(millions)	**Preferred Shares**	**Common Shares**	**Retained Earnings**	**Total**	Preferred Shares	Common Shares	Retained Earnings	Total
Balance, beginning of year	**$ 382**	**$ 79**	**$ 565**	**$ 1,026**	$ 382	$ 79	$ 476	$ 937
Net income	**—**	**—**	**167**	**167**	—	—	107	107
Preferred share dividends paid	**—**	**—**	**(11)**	**(11)**	—	—	(18)	(18)
Balance, end of year	**$ 382**	**$ 79**	**$ 721**	**$ 1,182**	$ 382	$ 79	$ 565	$ 1,026

Authorized share capital consists of 300,000 senior preferred shares, unlimited priority preferred shares, unlimited preferred shares issuable in series, unlimited common shares and unlimited non-voting equity shares. No senior preferred shares or priority preferred shares are issued and outstanding.

Preferred shares

		2002		2001	
		Number of Shares	**Amount (millions)**	Number of Shares	Amount (millions)
Cumulative redeemable preferred shares					
Series G	(a)	**1,805,489**	**$ 45**	1,805,489	$ 45
Series J	(b)	**3,816,527**	**96**	3,816,527	96
Series K	(c)	**300**	**150**	300	150
Series M	(b)	**2,847,711**	**71**	2,847,711	71
Series N	(d)	**800,000**	**20**	800,000	20
Total outstanding preferred shares			**$ 382**		$ 382

(a) Series G preferred shares are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of $25 per share plus arrears on any accrued and unpaid dividends.

(b) Series J and M preferred shares are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of $25 per share plus arrears on any accrued and unpaid dividends.

(c) Series K preferred shares are entitled to cumulative dividends at the 30 day bankers' acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of $500,000 per share plus an amount equal to all accrued and unpaid dividends.

(d) Series N preferred shares are entitled to cumulative dividends at the 30 day bankers' acceptance rate plus 0.4%. The company may, at its option, redeem the shares at $25 per share plus arrears on any accrued and unpaid dividends.

(e) Preferred share dividends totalling $11 million were paid in 2002 (2001 – $18 million).

(f) Total common shares issued and outstanding at December 31, 2002 and 2001 totalled 28,519,567 shares, which include 21,652,001 non-voting equity shares.

(g) Net income per common share has been calculated after the payment of preferred share dividends of $11 million (2001 – $18 million) using weighted average shares outstanding of 28,519,567 (2001 – 28,519,567). There are no dilutive instruments outstanding.

7. Income Taxes

The future income tax asset as at December 31 is comprised of the following:

(millions)	2002	2001
Future tax asset relating to operating and capital losses	**$ 40**	$ 66
Future tax asset relating to differences between tax and book basis	**34**	40
	$ 74	$ 106

At December 31, 2002, the company had non-capital income tax losses of approximately $269 million (2001 – $407 million) which are available to reduce taxable income of future years. These losses will expire over a seven year period up to the year 2009. The benefit of the tax losses, net of a valuation allowance, have been reflected in the future income tax asset.

The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is $262 million. Future income tax expense consists of the following:

(millions)	2002	2001
Future income tax expense at combined Canadian federal and provincial income tax rate of 37.5% (2001 – 40.6%)	**$ 74**	$ 60
Change in Canadian income tax rates	**—**	23
Recognition of tax assets previously not recognized	**(22)**	(23)
Non-taxable portion of capital gains and other income	**(21)**	(23)
Future income tax expense	**$ 31**	$ 37

Large corporation tax of $3 million was paid during the year (2001 – $3 million) and is included in administrative expenses and large corporation taxes.

8. Future Income Taxes and Other Non-Cash Items, Net

Future income taxes and other non-cash items, net consist of the following:

(millions)	2002	2001
Future income tax expense (Note 7)	$ 31	$ 37
Recovery of provisions against loans receivable, and of other assets	—	(13)
Provisions, net of gains and other	—	11
	$ 31	$ 35

During 2001, the company recognized a recovery of $13 million relating to its loans receivable portfolio, and provisions for diminution in value on its remaining retail real estate portfolio was taken.

9. Segmented Information

The company operated during 2002 and 2001 primarily as an investor in commercial office and retail properties in Canada.

	Office Properties		Retail & Development Properties		Loans and Other		Total	
(millions)	2002	2001	2002	2001	2002	2001	2002	2001
Carrying value	$ 934	$ 1,161	$ 188	$ 288	$ 854	$ 552	$ 1,976	$ 2,001
Acquisitions	51	68	—	85	—	—	51	153
Capital investments	10	56	35	58	—	—	45	114
Property revenue	$ 202	$ 225	$ 25	$ 80	$ —	$ —	$ 227	$ 305
Property expenses	101	111	12	41	—	—	113	152
	101	114	13	39	—	—	114	153
Loans and other investment income	—	—	—	—	66	42	66	42
Operating income	101	114	13	39	66	42	180	195
Administrative expenses								
and large corporation tax	(6)	(6)	(1)	(2)	(1)	—	(8)	(8)
Interest expense	(51)	(52)	4	(6)	(1)	(6)	(48)	(64)
Gains on disposition of properties	96	50	—	—	—	—	96	50
Depreciation and amortization	(21)	(22)	(1)	(9)	—	—	(22)	(31)
Income before unallocated costs	119	84	15	22	64	36	198	142
Future income taxes and other non-cash items							(31)	(35)
Net income							$ 167	$ 107

10. Related Party Transactions

The company has retained the services of a subsidiary of Brookfield Properties Corporation ("Brookfield"), the company's principal shareholder, for the property management of some of its office and retail properties on contracts based on fair market value of services provided. The fees paid for these property management services totalled $6 million in 2002 (2001 – $8 million). During 2001, the company entered into an agreement with Brookfield to provide asset management services for the company's property portfolio. The fees paid for these services, determined on a cost-recovery basis, totalled $5 million (2001 – $5 million). The company had demand deposits of $682 million (2001 – $412 million) with Brookfield and a subsidiary of Brookfield's principal shareholder as at December 31, 2002. The deposits earn interest at market rates and are included in cash and cash equivalents. Interest earned on these deposits for the year ended December 31, 2002 amounted to $24 million (2001 – $9 million).

11. Risk Management and Financial Instruments

The company is exposed to financial risks that arise from the fluctuation in interest rates and changes in the credit quality of its borrowers and their tenants. The company manages these risks as follows:

(a) **Interest Rate Risk** – The assets and liabilities of the company have both fixed and floating interest rate components resulting in an exposure to interest rate movements. The company has not hedged all of its exposure to interest rates creating unmatched floating rate interest exposures which may affect the company's earnings in future periods. As at December 31, 2002, the company's floating rate assets exceeded its floating rate liabilities, including $382 million of floating rate preferred shares, by $258 million (2001 – liabilities exceeded assets by $31 million).

(b) **Credit Risk** – The company's business includes direct investments in commercial real estate and real estate-based lending activities. Credit risk arises from the possibility that borrowers may default on their obligations to the company or, with respect to the underlying real estate properties that secure these obligations, that tenants may experience financial difficulty and be unable to fulfill their lease commitments. The company mitigates the risk of credit loss by limiting its exposure to any one group or borrower within prescribed limits and by ensuring that adequate security has been provided in support of loans.

(c) **Market Risk** – *Investment returns are subject to a variety of risk factors both specific to individual investments and arising from general* economic conditions.

(d) **Fair Values** – Fair values of assets and liabilities approximate amounts at which these items could be exchanged in a transaction between knowledgeable parties. The calculation of estimated fair value is based on market conditions at a specific point in time, in the respective geographic location based on the amount and timing of future cash flows and may not be reflective of future fair values. Changes in interest rates and investment risk are the primary causes of changes in the fair value of the company's financial instruments.

Cash and cash equivalents and securities have an aggregate fair value that approximates their carrying values on December 31, 2002 and 2001 due to their short-term nature.

Fair values of loans receivable are determined by the company by discounting the expected future cash flows of these loans at market rates for loans with similar terms and investment risks. At December 31, 2002, the fair value of loans receivable approximates their carrying value. Changes in the interest rate environment and investment risk in one or more of the markets, in which the underlying loan security is located, may result in significant changes in fair values.

Fair values of mortgages and other borrowings are determined by reference to current market prices for debt with similar terms and risks. At December 31, 2002, the fair value of mortgages and other borrowings is above the carrying value of these obligations by $32 million (2001 – $1 million). The difference between fair value and carrying value relates to changes in the general level of interest rates that have occurred since the debt was placed or assumed.

12. Commitments and Contingencies

The company extended certain warranties in connection with the sale of former Canadian and international operating companies, including warranties against certain ordinary course legal proceedings outstanding at the dates of sale. The company is involved in various legal actions, the outcome of which is indeterminable. In management's opinion, the consolidated financial statements include adequate provisions for warranties and litigation, based on information available at this time.

The company is contingently liable for letters of credit issued in the normal course of business in the amount of $17 million at December 31, 2002 (2001 – $25 million).

Exhibit 2.4


BPO
PROPERTIES
INTERIM REPORT TO SHAREHOLDERS
MARCH 31, 2003

FINANCIAL HIGHLIGHTS

(Millions, except per share amounts)	Three months ended Mar. 31 2003	2002
Results from operations		
Funds from operations prior to property gains	**$ 33**	$ 30
Net income	**21**	71
Per diluted common share		
Funds from operations prior to property gains	**$ 1.07**	$ 0.99
Funds from operations and gains	**$ 1.07**	$ 3.27
Net income	**$ 0.62**	$ 2.41

Dear Fellow Shareholders:

We are pleased to share with you the financial and operating results for the three months ended March 31, 2003. BPO Properties' performance in the first quarter of 2003 reflects the merits of our focus on premier office properties with long-term leases to high credit quality tenants, which continues to shield us from a slower leasing environment.

FINANCIAL RESULTS

For the three months ended March 31, 2003, funds from operations ("FFO") prior to property gains totalled $1.07 per share, compared with $0.99 per share for the same period in 2002. Total net income per share was $0.62 versus $2.41 a year ago. 2002 results included a gain on the sale of a 50% interest in Exchange Tower in Toronto of $65 million.

OPERATIONS REVIEW

BPO Properties achieved its financial and operating objectives for the first quarter of 2003 despite a more challenging leasing environment and pressure from sublet space, which continued to be a factor in most markets. BPO Properties' long-term lease profile and minimal lease maturities over the next few years, as well as below-market embedded rents, help to insulate the company from these market conditions, and positions the company for continued strong performance.

BPO Properties leased approximately 260,000 square feet of space in the first quarter of 2003 despite a generally slower leasing environment:

- 170,000 square feet in Toronto, including the 100,000 square foot expansion and renewal in the HSBC Building to HSBC Bank of Canada; and

- 90,000 square feet in Calgary to Inter Pipeline Fund, Anadarko Canada Corp. and Star Oil & Gas.

Subsequent to March 31, 2003, BPO Properties sold the retail and parking components at 100 Bloor Street West for C$57 million to a foreign real estate investor. Brookfield owns 50% of the recently-completed 57,500 square foot premier retail and 130-unit luxury condominium project in Toronto's most upscale retail neighborhood.

GOING PRIVATE TRANSACTION PROPOSED BY BROOKFIELD PROPERTIES

On April 28, 2003, Brookfield Properties Corporation announced a proposal to merge a subsidiary of Brookfield with BPO Properties Ltd.

Approval Requirements

In addition to regulatory and certain other approvals, completion of the merger transaction is subject to the approval of the common shareholders of BPO Properties (other than Brookfield). The proposed transaction will be voted upon by the shareholders of BPO Properties at its Annual and Special Meeting, which is scheduled for June 18, 2003.

Independent Committee to Review Proposal

The board of directors of BPO Properties has established a committee of independent directors to review and evaluate the Brookfield offer. The independent committee of the Board of Directors has retained RBC Capital Markets as its financial advisor and Davies Ward Phillips & Vineberg as its legal counsel to assist in evaluating the proposal.

A circular is expected to be mailed to BPO Properties' shareholders prior to May 28, 2003 which will contain information concerning the transaction, the recommendation of BPO Properties' independent committee and the independent valuation of BPO Properties' common shares.

In conjunction with the mailing of the circular, the 2002 annual report to shareholders including financial statements and management's discussion and analysis for the fiscal year ended December 31, 2002 will be mailed to shareholders. In the interim, an electronic version of the 2002 annual report is available on the company's website at www.bpoproperties.com, or on SEDAR at www.sedar.com.

OUTLOOK

A strong tenant base and long-term lease profile with contractual rental rate step-ups provide us with a solid foundation upon which to continue delivering on our financial and operating targets.

David D. Arthur
President and Chief Executive Officer

May 22, 2003

Consolidated Financial Statements

Consolidated Balance Sheet

unaudited *(Millions)*	Notes	Mar. 31 2003	Dec. 31 2002
Assets			
Commercial properties	2	**$ 1,125**	$ 1,122
Cash and cash equivalents		**680**	667
Future income taxes		**67**	74
Loans receivable		**75**	74
Other assets		**43**	39
		$ 1,990	$ 1,976
Liabilities and shareholders' equity			
Mortgages and other borrowings	3	**$ 695**	$ 696
Accounts payable and other liabilities		**95**	98
Shareholders' equity	4	**1,200**	1,182
		$ 1,990	$ 1,976

This interim report contains "forward-looking statements." The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's continuous disclosure documents. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Consolidated Statement of Income

unaudited	*Three months ended Mar. 31*	
(Millions, except per share amounts)	**2003**	2002
Commercial properties		
Revenue	**$ 53**	$ 64
Expenses	**27**	32
Net operating income	**26**	32
Loans and investment income	**20**	14
	46	46
Expenses		
Interest expense	**11**	14
Administrative and large corporation tax	**2**	2
Income before the following items	**33**	30
Gains on disposition of properties	**—**	65
Income before undernoted	**33**	95
Depreciation and amortization	**5**	5
Future income taxes and other non-cash items	**7**	19
Net income	**$ 21**	$ 71
Net income per common share – basic and diluted		
Net income prior to property gains	**$ 0.62**	$ 0.56
Property disposition gains	**—**	1.85
	$ 0.62	$ 2.41

Consolidated Statement of Retained Earnings

unaudited	*Three months ended Mar. 31*	
(Millions)	**2003**	2002
Retained earnings, beginning of period	**$ 721**	$ 565
Net income	**21**	71
Preferred share dividends paid	**(3)**	(2)
Retained earnings, end of period	**$ 739**	$ 634

Consolidated Statement of Cashflow

unaudited	Three months ended Mar. 31	
(Millions)	**2003**	2002
Operating activities		
Net income	**$ 21**	$ 71
Add (deduct)		
Depreciation and amortization	**5**	5
Future income taxes	**7**	19
Gains on disposition of properties	**—**	(65)
Tenant improvements	**(3)**	(1)
Other working capital, provisions and recoveries	**(8)**	(53)
	22	(24)
Investing activities		
Commercial properties		
Development and redevelopment expenditures	**(5)**	(6)
Disposition of properties, net	**—**	139
	(5)	133
Financing activities		
Debt arranged	**—**	2
Debt amortization and repayments	**(1)**	(2)
Preferred share dividends paid	**(3)**	(2)
	(4)	(2)
Increase in cash and cash equivalents	**13**	107
Cash and cash equivalents, beginning of period	**667**	393
Cash and cash equivalents, end of period	**$ 680**	$ 500

Notes to the Consolidated Financial Statements

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

These consolidated interim financial statements should be read in conjunction with the company's most recent annual consolidated financial statements that include information necessary or useful to understanding of the company's businesses and financial statement presentations. The consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements. The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles ("GAAP") in Canada. Certain prior year amounts have been restated or reclassified to conform to the current year's presentation.

NOTE 2. COMMERCIAL PROPERTIES

At March 31, 2003, the company's property portfolio is comprised of interests in 19 commercial properties and development sites totalling approximately 15 million square feet of space, in which BPO Properties has a net interest in approximately 8 million square feet.

	Net Rentable Area	Owned Interest	**Mar. 31 2003**	Dec. 31 2002
	000's sq.ft.	*000's sq.ft.*	***Millions***	*Millions*
Office properties	11,632	6,457	**$ 932**	$ 934
Retail properties	149	149	**10**	10
	11,781	6,606	**942**	944
Development properties	2,770	1,111	**183**	178
	14,551	7,717	**$ 1,125**	$ 1,122

NOTE 3. MORTGAGES AND OTHER BORROWINGS

Mortgages and other borrowings consist primarily of commercial property mortgages which are secured by specific properties without recourse to the company. 95% of the debt payable is on a fixed interest rate basis. Contractual mortgage principal repayments at March 31, 2003 are as follows:

(Millions)	Weighted Average Interest Rate at Mar. 31, 2003	Remainder 2003	2004	2005	2006	2007	2008 & Beyond	Total
Mortgages and other borrowings	7.0%	$ 12	$ 51	$ 51	$ 12	$ 55	$ 514	$ 695

NOTE 4. SHAREHOLDERS' EQUITY

Consolidated statement of changes in shareholders' equity follows:

	Mar. 31, 2003				*Dec. 31, 2002*			
(Millions)	**Preferred Shares**	**Common Shares**	**Retained Earnings**	**Total**	Preferred Shares	Common Shares	Retained Earnings	Total
Balance, beginning of period	**$ 382**	**$ 79**	**$ 721**	**$ 1,182**	$ 382	$ 79	$ 565	$ 1,026
Net income	**—**	**—**	**21**	**21**	—	—	167	167
Preferred share dividends paid	**—**	**—**	**(3)**	**(3)**	—	—	(11)	(11)
Balance, end of period	**$ 382**	**$ 79**	**$ 739**	**$ 1,200**	$ 382	$ 79	$ 721	$ 1,182

NOTE 5. FUNDS FROM OPERATIONS (FFO) AND GAINS PER SHARE

(Millions, except per share amounts)	Three months ended Mar. 31 2003	2002
FFO per common share – basic and diluted		
FFO prior to property gains	**$ 1.07**	$ 0.99
Property disposition gains	**—**	2.28
	$ 1.07	$ 3.27

NOTE 6. SEGMENTED INFORMATION

The company's operations are focussed primarily on the investment in commercial office and retail properties in Canada. The following summary represents financial information for the company's principal areas of business:

(Millions)	*Office Properties* Mar. 31 2003	Dec. 31 2002	*Retail & Development Properties* Mar. 31 2003	Dec. 31 2002	*Loans & Other* Mar. 31 2003	Dec. 31 2002	*Total* Mar. 31 2003	Dec. 31 2002
Carrying value	**$ 932**	$ 934	**$ 193**	$ 188	**$ 865**	$ 854	**$ 1,990**	$ 1,976

Three months ended (Millions)	*Office Properties* Mar. 31 2003	Mar. 31 2002	*Retail & Development Properties* Mar. 31 2003	Mar. 31 2002	*Loans & Other* Mar. 31 2003	Mar. 31 2002	*Total* Mar. 31 2003	Mar. 31 2002
Property revenue	**$ 49**	$ 54	**$ 4**	$ 10	**$ —**	$ —	**$ 53**	$ 64
Property expenses	**(24)**	(27)	**(3)**	(5)	**—**	—	**(27)**	(32)
Net operating income	**25**	27	**1**	5	**—**	—	**26**	32
Loans and investment income	**—**	—	**—**	—	**20**	14	**20**	14
Operating income	**25**	27	**1**	5	**20**	14	**46**	46
Interest expense	**(11)**	(14)	**—**	—	**—**		**(11)**	(14)
Administrative expenses and large corporation tax	**(2)**	(2)	**—**	—	**—**	—	**(2)**	(2)
Gains on disposition	**—**	65	**—**	—	**—**	—	**—**	65
Depreciation and amortization	**(5)**	(5)	**—**	—	**—**	—	**(5)**	(5)
Future income taxes and other non-cash items	**—**	—	**—**	—	**—**	—	**(7)**	(19)
Net income	**$ 7**	$ 71	**$ 1**	$ 5	**$ 20**	$ 14	**$ 21**	$ 71
Capital investments	**$ 3**	$ 3	**$ 5**	$ 4	**$ —**	$ —	**$ 8**	$ 7

NOTE 7. GUARANTEES

The company provided income guarantees to the co-owners in connection with the sale of certain properties. The guarantees are based on a specified level of contractual occupancy until July 2007 and a specified rate of return until July 2005. Based on estimated levels of contractual occupancy and rate of return, the company has provided for potential payments of $5 million at the time of sale. The company has also agreed to indemnify its directors and certain of its officers. Historically, the company has not made any significant payments under such indemnification agreements.

Corporate Information

SHAREHOLDER INQUIRIES

Investor relations and media inquiries should be directed to the Investor Relations Department at (416) 359-8593. Inquiries regarding financial results should be directed to Steven J. Douglas, Senior Vice President and Chief Financial Officer at (416) 369-2300.

Shareholder questions relating to shares, preferred shares, dividends, address changes and share certificates should be directed to the company's Transfer Agent:

CIBC Mellon Trust Company

By mail:	P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9
By courier:	199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9 Attention: Courier Window
Tel:	(416) 643-5500
Toll free:	(800) 387-0825 (throughout North America)
Fax:	(416) 643-5501
Website:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

BPO PROPERTIES LTD.

BPO Properties Ltd. is a Canadian real estate company focussed on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 19 commercial properties and development sites totalling 15 million square feet. The company's objective is to realize superior financial returns for shareholders by enhancing the value of its real estate assets and by making opportunistic investment in new assets. BPO Properties common shares trade on the TSX under the symbol BPP. Further information about the company can be found on our website at www.bpoproperties.com.

HEAD OFFICE

BCE Place, 181 Bay Street
Suite 330, P.O. Box 770
Toronto, Ontario M5J 2T3

Tel: (416) 359-8555
Fax (416) 359-8596

Website: www.bpoproperties.com


BPO
PROPERTIES

Exhibit 2.5

BPO PROPERTIES LTD.

Material Change Report

Section 75(2) of the *Securities Act* (Ontario)
Section 85(1)(b) of the *Securities Act* (British Columbia)
Section 146(1)(b) of the *Securities Act* (Alberta)
Section 84(1)(b) of *The Securities Act, 1988* (Saskatchewan)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)

1. **Reporting Issuer**

   BPO Properties Ltd.
   BCE Place
   181 Bay Street, Suite 330
   Box 770
   Toronto, Ontario
   M5J 2T3

2. **Date of Material Change**

   April 28, 2003

3. **Press Release**

   A press release attached as Schedule A was distributed to Canada and the United States via news wires on April 28, 2003.

4. **Summary of Material Change**

   Brookfield Properties Corporation ("Brookfield Properties") announced on April 28, 2003 that it intends to propose to shareholders of BPO Properties Ltd. ("BPO Properties") a going private transaction by way of an amalgamation between BPO Properties and a subsidiary of Brookfield Properties.

5. **Full Description of Material Change**

   Brookfield Properties announced on April 28, 2003 that it intends to propose to shareholders of BPO Properties a going private transaction by way of an amalgamation between BPO Properties and a subsidiary of Brookfield Properties.

   Under the terms of the offer, BPO Properties' shareholders will receive C$13.00 in cash plus 0.5 common shares of Brookfield Properties. BPO Properties' shareholders may elect to receive payment entirely in the form of cash or common shares of Brookfield Properties, or any combination thereof, subject to a maximum aggregate cash payment of C$40.2 million and a maximum of 1.55 million common shares of Brookfield Properties. The number of BPO Properties' shares not currently owned by Brookfield Properties is approximately 3.1 million shares, resulting in a transaction value based upon the offer price of approximately C$86.7 million. Under the terms of the current offer, the preferred shares of BPO Properties will remain outstanding.

6. Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7. Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8. Senior Officers

For further information please contact Steven J. Douglas, Executive Vice President and Chief Financial Officer, at (416) 359-8646.

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 1st day of May, 2003.

BPO PROPERTIES LTD.

By: *"Steven J. Douglas"*
Steven J. Douglas
Senior Vice-President and Chief
Financial Officer

SCHEDULE A

April 28, 2003

Brookfield Properties Proposes Going Private Transaction With BPO Properties

NEW YORK, NEW YORK -- Brookfield Properties Corporation (BPO: NYSE, TSX) today announced a proposal to merge a subsidiary of Brookfield with BPO Properties Ltd. (BPP: TSX). BPO Properties owns, manages and develops high quality commercial properties in the downtown core of select Canadian cities. Under the terms of the offer, shareholders of BPO Properties will receive C$13.00 in cash plus 0.5 common shares of Brookfield Properties Corporation.

The proposal represents a transaction price of approximately C$27.83 for each common share of BPO Properties based upon a closing price of C$29.65 for Brookfield on the Toronto Stock Exchange on April 25, 2003. This offer price represents a premium of 30% over the trading price of BPO Properties six months ago and a 5% premium over the closing price on April 25, 2003. BPO Properties' shareholders may elect to receive payment entirely in the form of cash or common shares of Brookfield, or any combination thereof, subject to a maximum aggregate cash payment of C$40.2 million and a maximum of 1.55 million common shares of Brookfield. The number of BPO Properties shares not currently owned by Brookfield is approximately 3.1 million shares, resulting in a transaction value based upon the offer price of approximately C$86.7 million.

Under the terms of the current offer, the preferred shares of BPO Properties will remain outstanding.

In a separate press release issued on April 25, 2003, Brookfield announced the acquisition of 574,900 shares of BPO Properties in a private transaction. Ric Clark, President and Chief Executive Officer of Brookfield stated that "This initiative will further simplify Brookfield's ownership structure and allow BPO Properties' shareholders to continue to participate in the upside of the real estate market through Brookfield, the second largest office real estate company in North America in terms of total market capitalization. In addition, by holding Brookfield shares, they will be entitled to receive regular quarterly dividends and enhanced liquidity of their shareholdings."

Approval Requirements

In addition to regulatory and certain other approvals, completion of the merger transaction is subject to the approval of the common shareholders of BPO Properties (other than Brookfield). The proposed transaction will be voted upon by the shareholders of BPO Properties at its Annual and Special Meeting, which is scheduled for June 18, 2003.

BPO Properties Forms Independent Committee to Review Proposal

The board of directors of BPO Properties intends to establish a committee of independent directors to review and evaluate the Brookfield offer. The independent committee of the Board of Directors will also retain advisors to assist in evaluating the proposal.

A circular is expected to be mailed to BPO Properties' shareholders in the next 30 days which will contain information concerning the transaction, the recommendation of BPO Properties' independent committee and the independent valuation of BPO Properties common shares.

Brookfield Properties Corporation, with a stock market value of $9 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 50 commercial properties and development sites totaling 46 million square feet, including landmark assets such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit the Brookfield Properties website at www.brookfieldproperties.com.

BPO Properties Ltd. is a Canadian real estate investment company focussed on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 19 commercial properties and development sites totaling 14 million square feet. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate assets and by making opportunistic investment in new assets. BPO Properties common shares trade on the TSX under the symbol BPP. Further information about the company can be found at www.bpoproperties.com.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT :
Brookfield Properties Corporation
Melissa Coley
Vice President, Investor Relations and Communications
Phone: (212) 417-7215
mcoley@brookfieldproperties.com

Exhibit 2.6


BROOKFIELD

BROOKFIELD PROPERTIES CORPORATION

ANNUAL INFORMATION FORM

MAY 20, 2003

TABLE OF CONTENTS

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Five Year Summary

Years ended at December 31 (audited)

US Millions, except per share information	Pro Forma[1] 2002	2002	2001	2000	1999	1998
Assets						
Commercial properties	**$5,661**	**$5,661**	$5,802	$6,368	$5,930	$5,977
Development properties	**944**	**944**	575	537	363	360
Receivables and other	**769**	**769**	847	1,017	1028	732
Cash and cash equivalents	**76**	**76**	195	201	214	131
Assets of Brookfield Homes Corporation	—	**879**	872	762	756	753
	$7,450	**$8,329**	$8,291	$8,885	$8,291	$7,953
Liabilities						
Commercial property debt	**$4,038**	**$4,038**	$4,376	$4,542	$4,139	$4,112
Commercial development property debt	**550**	**550**	230	160	—	—
Accounts payable and other liabilities	**429**	**429**	460	1,031	1,103	974
Liabilities of Brookfield Homes Corporation	—	**556**	583	549	482	445
Shareholders' interests						
Interests of others in properties	**84**	**84**	113	159	326	255
Preferred shares – subsidiaries and corporate	**579**	**579**	585	607	607	607
Convertible debentures	—	—	—	50	251	251
Common shares	**1,770**	**2,093**	1,944	1,787	1,383	1,309
	$7,450	**$8,329**	$8,291	$8,885	$8,291	$7,953
Revenue, funds from operations and net income from continuing operations						
Revenue		**$1,372**	$1,428	$1,369	$1,267	$1,148
Funds from operations (FFO) and gains		**374**	334	268	213	173
Net income		**236**	202	140	125	114
FFO and gains per common share – diluted		**$2.18**	$1.92	$1.56	$1.23	$0.98
FFO per common share prior to lease termination income and gains – diluted		**$1.87**	$1.63	$1.45	$1.12	$0.98
Net income per common share – basic		**$1.35**	$1.12	$0.77	$0.67	$0.61
– diluted		**$1.34**	$1.12	$0.76	$0.67	$0.61
Net income including discontinued operations		**280**	241	170	153	129
Dividends paid *(declared and paid in C$)*						
Class A preferred shares		**$0.1875**	$0.1875	$0.1875	$0.1875	$0.1875
Class AA, Series E preferred shares		**$0.7272**	$1.1009	$1.2549	$1.1282	$1.1616
Class AAA, Series A preferred shares		**$1.6521**	$2.25	$2.25	$2.25	$2.25
Class AAA, Series B preferred shares		**$1.6521**	$2.25	$2.25	$2.25	$2.25
Class AAA, Series C preferred shares		**$1.6457**	$2.00	$2.00	$2.00	$2.00
Class AAA, Series D preferred shares		**$2.00**	$2.00	$2.00	$2.00	$2.00
Class AAA, Series F preferred shares		**$0.3986**	—	—	—	—
Per common share[2]		**$0.40**	$0.33	$0.25	$0.21	$0.16

(1) Reflects distribution of Brookfield Homes Corporation, completed on January 6, 2003.

(2) Effective September 1, 2001, dividends declared in US$. The 2002 common share dividend excludes the distribution of Brookfield Homes Corporation.

Quarterly Revenue and Net Income from Continuing Operations

Three months ended (unaudited)

US Millions, except per share information	2002				2001			
	Dec. 31	**Sept. 30**	**June 30**	**Mar. 31**	Dec. 31	Sept. 30	June 30	Mar. 31
Revenue	**$385**	**$318**	**$324**	**$345**	$350	$327	$385	$366
Funds from operations and gains	**81**	**100**	**81**	**112**	67	74	97	96
Net income	**50**	**64**	**50**	**72**	39	43	65	55
Net income per common share – diluted	**$0.29**	**$0.35**	**$0.28**	**$0.42**	$0.21	$0.23	$0.38	$0.30

Segmented Information

Years ended December 31 (audited)

US Millions	United States			Canada			Total		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Commercial property operations									
Rental revenues*	**$687**	$688	$701	**$256**	$319	$288	**$943**	$1,007	$989
Lease termination income and gains	**—**	25	19	**60**	30	—	**60**	55	19
Expenses	**240**	254	260	**103**	136	137	**343**	390	397
	447	459	460	**213**	213	151	**660**	672	611
Development and residential									
Revenues	**157**	181	147	**164**	143	169	**321**	324	316
Expenses	**156**	180	144	**143**	124	145	**299**	304	289
	1	1	3	**21**	19	24	**22**	20	27
Other revenues	**9**	17	13	**39**	25	32	**48**	42	45
Net operating income	**457**	477	476	**273**	257	207	**730**	734	683
Interest expense	**235**	250	255	**49**	78	69	**284**	328	324
Administrative and development	**18**	22	17	**24**	22	27	**42**	44	44
Interests of others in properties	**7**	5	16	**23**	23	31	**30**	28	47
Income before undernoted	**197**	200	188	**177**	134	80	**374**	334	268
Depreciation and amortization	**52**	48	44	**28**	28	22	**80**	76	66
Income before unallocated costs	**145**	152	144	**149**	106	58	**294**	258	202
Taxes and other non-cash items							**58**	56	62
Net income from continuing operations							**236**	202	140
Income from discontinued operations							**44**	39	30
Net income							**$280**	$241	$170
Assets									
Commercial properties	**$4,430**	$4,392	$4,526	**$1,231**	$1,410	$1,842	**$5,661**	$5,802	$6,368
Development properties	**711**	374	325	**233**	201	212	**944**	575	537
Receivables and other	**301**	428	669	**468**	419	348	**769**	847	1,017
Cash and cash equivalents	**72**	195	184	**4**	—	17	**76**	195	201
Assets of Brookfield Homes Corporation	**879**	872	762	**—**	—	—	**879**	872	762
	$6,393	$6,261	$6,466	**$1,936**	$2,030	$2,419	**$8,329**	$8,291	$8,885
(Dispositions) and acquisitions of real estate, net	**$ 2**	$ (97)	$ 42	**$ (116)**	$ (40)	$ 120	**$ (114)**	$ (137)	$ 162
Commercial property tenant improvements	**36**	24	74	**13**	26	23	**49**	50	97
Development and redevelopment investments	**195**	75	17	**11**	26	30	**206**	101	47
Capital expenditures	**7**	6	4	**9**	8	8	**16**	14	12

** During 2002, rental revenues from Merrill Lynch & Company Inc. accounted for 14% (2001 – 14%, 2000 – 15%) of consolidated revenue.*

ADDITIONAL INFORMATION

Additional information relating to Brookfield Properties Corporation, including information as to directors' and executive officers' remuneration and indebtedness, the principal holders of Brookfield's securities, options to purchase securities and interests of management and others in material transactions, is set out in pages 4 through 9 of Brookfield's Management Proxy Circular dated March 3, 2003 (the "Management Proxy Circular"). Additional financial information relating to Brookfield is also provided in the consolidated financial statements for the year ended December 31, 2002 set out in pages 37 through 57 of Brookfield's Annual Report for the year ended December 31, 2002 ("2002 Annual Report"). Brookfield's 2002 Annual Report also contains, in pages 17 through 35, the Management's Discussion and Analysis of Brookfield's financial condition and results of operations for the year ended December 31, 2002 (the "MD&A"), which is included here by reference.

Additional information relating to Brookfield will be provided to any person, upon request to the secretary of the Corporation as follows:

(a) when securities of Brookfield are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of a distribution of Brookfield's securities,
   (i) one copy of this Annual Information Form ("AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,
   (ii) one copy of Brookfield's consolidated financial statements for the year ended December 31, 2002 together with the accompanying report of the auditor and one copy of any interim financial statements of Brookfield subsequent to the financial statements for the year ended December 31, 2002,
   (iii) one copy of Brookfield's Management Proxy Circular dated March 3, 2003, and
   (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or
(b) at any other time, one copy of any document referred to in (a)(i), (ii) and (iii) above, provided that Brookfield may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Brookfield.

BROOKFIELD PROPERTIES CORPORATION

Brookfield owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 50 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield also manages over 130 million square feet of space. Brookfield is committed to building shareholder value by investing in quality assets and intensively managing each of its properties to increase cashflows and maximize return on capital.

Brookfield owns its assets directly and indirectly through partnerships and equity investments, including: (i) a 100% common share interest in Brookfield Properties Ltd. (formerly Brookfield Commercial Properties Ltd.), an Ontario commercial property investment company, which primarily owns large Class A office properties located in central business districts in Toronto, Denver and Minneapolis; (ii) a 98.5% interest in Brookfield Financial Properties, L.P. ("Brookfield Financial Properties"), a New York-based Delaware limited partnership which owns large Class A office properties, primarily in Lower and Midtown Manhattan and Boston; (iii) an 89% equity (representing 47% of the Canadian voting securities and 100% of the non-voting securities) interest in BPO Properties Ltd. (formerly Gentra Inc.), a Canadian public commercial real estate company that owns predominantly office properties in Canada.

The Corporation was formed under the *Canada Business Corporations Act* on September 5, 1978 to continue the company which was incorporated in 1924. The articles of the Corporation have been amended from time to time to change its capital structure and name, and on May 7, 1996, the articles of the Corporation were amended to change the name of the Corporation to Brookfield Properties Corporation. The Corporation's registered head office is P.O. Box 770, Suite 330, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3. However, the Corporation operates head offices in both New York and Toronto. Unless otherwise noted or the context otherwise indicates, references to the "Corporation" are to Brookfield Properties Corporation and its consolidated subsidiaries.

Brookfield prepares its annual audited consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in some cases, differ in certain respects from US generally accepted accounting principles ("US GAAP"). For a discussion of these differences, together with a reconciliation of the Corporation's net income and shareholders' equity to US GAAP, see Note 17 of the notes to the consolidated financial statements of the Corporation. The Corporation prepares its consolidated financial statements in US dollars, and unless otherwise indicated, all financial data set forth in this AIF have been prepared in accordance with Canadian GAAP. In this AIF, all references to "US$" are to US dollars and "C$" are to Canadian dollars and all references to "$" are in US dollars unless otherwise stated. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2002.

History and Current Developments

Brookfield Properties Corporation was incorporated in the early 1920's and has been active in various facets of the real estate business since the 1960's.

In 1990, a strategic decision was made to invest capital into the premier office property business in select, high-growth, supply-constrained markets in North America. This led to the acquisition of over 46 million square feet of high-quality office properties and office development sites predominantly in New York, Toronto and Boston.

The accumulation of these assets was completed through various corporate and property purchases since 1990, including three major portfolio acquisitions of approximately 10 million square feet respectively.

In 1990, Brookfield acquired 50% of a portfolio of office properties from BCE Inc. containing approximately 10 million square feet in Toronto, Denver and Minneapolis. In 1994, the interest in this portfolio was increased to 100%.

During 1994 and 1995, Brookfield issued $184 million of common equity and $109 million of preferred shares to Brascan Corporation to support the acquisition and refinancing of the Corporation's real estate interests.

On November 21, 1996, Brookfield completed the acquisition of a 46% interest in Brookfield Financial Properties (formerly World Financial Properties, L.P.), one of New York's largest office property landlords. World Financial Properties owned 10 million square feet of Class A office space in New York and Boston, including interests in three of the four towers of the World Financial Center, One Liberty Plaza, and 245 Park Avenue in Manhattan and 53 State Street in Boston.

In February 1997, Brookfield completed a $442 million convertible debentures and equity offering of 230,770 units consisting of an aggregate of $221 million 6% convertible unsecured subordinated debentures and 23,077,000 common shares at a price of $9.59 per share, represented by installment receipts due and collected February 14, 1998.

In April 1997, Brookfield acquired from an affiliate of the Canadian Imperial Bank of Commerce ("CIBC") and Dragon Holdings Limited a further 24% interest in Brookfield Financial Properties for approximately $145 million in cash and the issuance of 2.9 million warrants of the Corporation. Each warrant entitles the holder to purchase one common share of the Corporation at $9.43 per common share with a term of five years from the date of their issue. Following the acquisition, Brookfield owned a 70% interest in Brookfield Financial Properties.

On May 8, 1997, Brookfield completed an amalgamation transaction with Brookfield Homes Corporation ("Brookfield Homes") in which shareholders of Brookfield Homes received one common share of the Corporation for each 1.5 common shares of Brookfield Homes held. Prior to the amalgamation, public shareholders owned approximately 4% of the total shares outstanding in Brookfield Homes. On the amalgamation, the Corporation issued 784,435 additional common shares of the Corporation.

In May 1997, Brookfield completed a $217 million equity offering of 19,672,132 common shares at a price of $11.05 per share, represented by installment receipts due and collected on February 14, 1998.

In August 1997, Brookfield completed a $290 million equity offering of 21,052,632 common shares at a price of $13.80 per share.

On September 30, 1997, Brookfield purchased 14,582,252 common shares of BPO Properties Ltd. ("BPO Properties") for an aggregate purchase price of $190 million. The purchase price was satisfied by delivery of $127 million in cash and 4,610,773 common shares of the Corporation. On completion of the transaction, Brookfield held approximately 43% of the outstanding common shares of BPO Properties. On September 30, 1997, Brookfield also entered into an agreement to purchase $36 million of Series R preferred shares of BPO Properties. Subsequently, the Series R preferred shares were converted into common shares of BPO Properties on October 15, 1997, increasing Brookfield's ownership to 45%. BPO Properties is Brookfield's Canadian commercial property operating company and owns approximately 14 million square feet of office properties.

In June 1998, Brookfield increased its interest in Brookfield Financial Properties to 89% by purchasing from an affiliate of Citicorp Real Estate Inc. ("Citibank") a 19% equity interest. The cost of the acquisition was

$167 million. As partial consideration for the acquisition, Brookfield issued a $50 million 6% unsecured debenture convertible into 2,622,100 common shares of the Corporation.

In addition to acquisitions of the Corporation's own shares, Brookfield increased its interest in its subsidiaries through capital repurchases undertaken by BPO Properties and Carma Corporation ("Carma"). During 1999, Brookfield's subsidiary, BPO Properties, acquired 5.8 million of its own common shares at below net asset value for a total of $57 million, thereby increasing Brookfield's equity interest to 52%. Subsequent to December 31, 1999, a further 4 million common shares of BPO Properties were repurchased by BPO Properties for total cost of $40 million, thereby increasing Brookfield's equity interest in BPO Properties to 59%, 47% on a voting basis. On May 13, 1999, the Corporation also purchased 1,000,000 common shares of Carma. This purchase increased Brookfield's equity interest in Carma to 35,395,499 common shares or approximately 82% of Carma's issued and outstanding common shares.

During 2000, Brookfield continued the consolidation of its subsidiaries through both normal course issuer bids and tender offers for the shares of Carma and BPO Properties not already owned by Brookfield. In September 2000, Carma was privatized through the issuance of 1.9 million common shares and the payment of $1 million in cash. Also in September 2000, the effective ownership of BPO Properties was increased to 85% through the issuance of 5.3 million common shares and the payment of $5 million in cash. Brookfield subsequently acquired an additional 2% of BPO Properties through capital repurchases, bringing its equity ownership interest in BPO Properties to 87% (47% on a voting basis).

On April 26, 2000, Brookfield announced that its New York-based subsidiary, Brookfield Financial Properties, formed a strategic office property alliance with Deutsche Grundbesitz Management GmbH, a 100% indirectly owned subsidiary of Deutsche Bank AG, a multi-national financial services company. Deutsche Grundbesitz Management GmbH agreed to acquire a 49% interest in Brookfield's two landmark office properties in Boston. Upon closing on April 2, 2001, the total proceeds of the transaction were $337 million, $168 million of cash for the equity component and the assumption of $169 million of property level debt by the purchaser.

In June 2000, $201 million of the Corporation's 6% subordinated convertible debentures were converted by the holders of those debentures into 19,986,682 common shares in accordance with the terms of the trust indenture governing the debentures.

In June 2000, Brookfield acquired, through BPO Properties, a western Canadian office portfolio, consisting of four office towers in Calgary and Vancouver. These properties, formerly part of the TrizecHahn portfolio, comprise a total of 3.5 million square feet of prime office, retail and parking space. The two projects include the flagship Bankers Hall East and West Towers and the Royal Bank Building in downtown Calgary as well as the Royal Centre in downtown Vancouver. These properties include a high-quality roster of tenants such as RBC Financial Group, CIBC, Talisman Energy, Canadian Natural Resources and Bennett Jones. They also have net effective rents that are below market, providing Brookfield with significant upside potential as leases rollover.

In June 2000, Brookfield acquired a development site in Midtown Manhattan at 300 Madison Avenue for $150 million. Brookfield announced in March 2001 that it had signed a 30-year lease with CIBC World Markets for 100% of the 1.2 million square foot office tower for its US headquarters, to be completed in late 2003.

In August 2000, Brookfield renewed a normal course issuer bid under which 1,586,300 shares were acquired for cancellation at an average price of $12.50 per share in 2000.

In October 2000, Brookfield completed a secondary offering of 8 million shares held by the CIBC at $14.50 per share.

On January 16, 2001, Brookfield announced that Lehman Brothers Inc. signed a 20-year lease for 460,000 square feet at One World Financial Center in Lower Manhattan. The agreement covers the entire eighth floor, as well as floors 19 to 21 and 30 to 40 in the 40-storey office tower. In aggregate, along with other leasing commitments, Lehman is committed to 717,000 square feet at One World Financial Center.

On January 31, 2001, Brookfield announced that it completed a $432 million refinancing of its 2.2 million square foot One Liberty Plaza property in Lower Manhattan. The investment-grade financing, recourse only to the property, has a term of 10 years and a fixed rate coupon of 6.75%. The financing was underwritten by Goldman, Sachs & Co. and Credit Suisse First Boston and was placed with investors in the single asset CMBS securitization market. The financing followed the signing in mid-2000 of approximately 630,000 square feet of new leases with Goldman, Sachs & Co. and the National Association of Securities Dealers Inc. ("NASD"). A portion of the funds was allocated for the extinguishment of debt currently on the property, and the balance was utilized for general corporate purposes.

On February 5, 2001, Brookfield announced that it completed a $500 million refinancing of its 245 Park Avenue property in New York. The investment-grade financing, recourse only to the property, has a term of 10 years and a fixed rate coupon of 6.65%. The financing was underwritten by JP Morgan Chase and Salomon Smith Barney and placed with investors in the single asset CMBS securitization market. The financing follows the signing in November 2000 of JP Morgan Chase and Bear Stearns to approximately 800,000 square feet of new 20-year leases at 245 Park Avenue, as well as a complete renovation of the lobby, elevators and plaza. A portion of the funds were utilized by the Corporation to extinguish debt currently on the property, and the balance was utilized for general corporate purposes. 245 Park Avenue is a 1.7 million square foot office tower located in Midtown Manhattan immediately adjacent to Grand Central Station.

On February 13, 2001, Brookfield acquired a 50% joint venture interest in the Bay-Adelaide development site in downtown Toronto for an investment of $40 million or $37 per buildable square foot. Canapen (Bay-Adelaide) Limited, a subsidiary of the CN Pension Trust Funds, currently holds the other 50% interest in the project. The Corporation, in addition to its 50% investment interest, will be responsible for the development, leasing and ongoing management of the project. The Bay-Adelaide site consists of two blocks of land in Toronto's downtown financial core, bounded by Richmond, Bay, Adelaide and Yonge Streets. The project currently includes a 1,100 car below-grade parking garage, construction completed to grade including all foundation work, and plans and permits for at least a one million square foot premier office tower.

In March 2001, Brookfield completed a secondary offering of 4,610,773 million shares held by Brascan Financial Corporation (formerly Trilon Financial Corporation) at $17 per share. The secondary offering of shares by Brascan Financial was sold to a syndicate of investment dealers.

On May 30, 2001, Brookfield acquired a further 5.4% of its New York and Boston assets owned through Brookfield Financial Properties from Citibank for a total cost of $202 million, $60 million of cash and the assumption of $142 million of long-term non-recourse property debt. This transaction brought the Corporation's interest in Brookfield Financial Properties to approximately 95%.

On July 23, 2001, Brookfield completed a refinancing of Fifth Avenue Place in Calgary and also sold a 50% interest in this property. A non-recourse first mortgage for $106 million was placed on the property and a 50% interest was sold to a Canadian institutional investor based on a gross value of $178 million. Net cash proceeds to Brookfield, after repayment of the current first mortgage, were $80 million. Brookfield continues to own the remaining 50% interest and manages the property. Fifth Avenue Place is a 1.7 million square foot premier office complex in Calgary, consisting of two office towers. The complex is owned through BPO Properties.

In August 2001, the holder of $50 million of convertible debentures issued by the Corporation tendered its securities for conversion into 2.6 million common shares of the Corporation. Warrants to purchase 2.5 million common shares of the Corporation were also exercised in August 2001 for $25 million.

On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site – One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and opened in September 2002. To date, approximately $187 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the tenant triple-net leases with Merrill Lynch. Brookfield's insurance claim adjustment process is ongoing due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

One Liberty Plaza and Four World Financial Center reopened in October 2001, and One and Two World Financial Center were reopened in the first quarter of 2002. No material lease cancellations in the New York portfolio occurred as a result of the events of September 11.

On September 13, 2001, Brookfield renewed its normal course issuer bid under which 2,402,700 common shares were acquired for cancellation at an average price of $17.30 per share in 2001.

On October 11, 2001, Brookfield completed the sale of Bramalea City Centre, a 1.2 million square foot regional shopping center complex in Toronto to institutional investors. This transaction, together with the sales of the Sevenoaks and West Oaks Malls in Vancouver, generated approximately $200 million in proceeds to Brookfield.

On October 19, 2001, Brookfield completed a $240 million refinancing of its 2.6 million square foot Bankers Hall property in Calgary. The non-recourse property financing has a term of 12 years and a fixed rate of 7.2%.

On March 12, 2002, Brookfield sold an undivided 50% interest in the Exchange Tower, a 1.1 million square foot office complex in downtown Toronto, to two Canadian pension funds. This transaction generated proceeds of approximately $55 million, net of non-recourse debt on the property.

On April 24, 2002, Brookfield completed a financing of the 300 Madison Avenue project which provides refinancing of the existing $300 million mortgage and additional funds to complete the development of the property. The financing is comprised of two series of pass-through certificates: the $400 million Series 2002 A-1 certificate with an average life of 20 years and a coupon of 7.262%, and the $160 million Series 2002 A-2 certificate to be funded through a commercial paper conduit facility and amortized over 10 years. The Series 2002 A-2 certificate provides for additional $140 million of availability for unanticipated development costs. Brookfield does not anticipate accessing this availability. This was the first financing of a major construction project in New York after September 11, 2001.

In 2002, Brookfield repurchased equity interests of the Corporation and its subsidiaries for cash in an amount of approximately US$82 million, including 1,385,900 of its own common shares under its normal course issuer bid. The Corporation renewed its normal course issuer bid on September 13, 2002 for a further one year period, permitting the Corporation to purchase up to 8,049,330 additional common shares on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX").

On August 1, 2002 Brookfield sold a 50% interest in the 2.7 million square foot Bankers Hall Complex in Calgary to British Columbia Investment Management Corporation. This transaction generated net proceeds of approximately US$72 million, net of non-recourse debt on the property, based on a sale price of US$193 million.

On September 6, 2002, Brookfield announced that it had acquired a 51% interest in Three World Financial Center in Lower Manhattan from Lehman Brothers Holdings for US$158 million. The remaining 49% interest continues to be owned by American Express. Brookfield has the exclusive right to occupy 1.2 million square feet of space in Three World Financial Center. While Brookfield has guaranteed the acquisition financing, Brookfield intends to refinance this 51% interest with non-recourse permanent financing upon securing tenants for the space.

On September 25, 2002, Brookfield announced the completion of a C$200 million Class AAA, Series F preference share issue. Brookfield issued 8 million Class AAA Preference Shares, Series F at a price of C$25.00 per share to yield 6% per annum, including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The net proceeds were used to redeem C$200 million of Class AAA preference shares currently outstanding with an average coupon of 8.75% and held by Brascan Corporation. The Series F Preference Shares commenced trading on the TSX on September 25, 2002 under the symbol BPO.PR.F.

On October 29, 2002, the Board of Directors approved the special distribution of the Corporation's U.S. residential home building business, Brookfield Homes. Brookfield Homes commenced trading on the NYSE under the symbol "BHS" on January 7, 2003. This transaction allows Brookfield to focus on its core business of owning and operating premier office properties in select North American city centers, as well as enabling shareholders to maximize the value of their interest in Brookfield's U.S. residential home building operations by continuing as a shareholder or monetizing their investment. Common shareholders of record on January 2, 2003, received a special distribution equivalent to one-fifth of each Brookfield share that they owned. The value of the special dividend, based on a book value of $323 million of equity, was $2.00 per Brookfield common share and resulted in a reduction in the stated value of the Corporation's common equity of $323 million, as approved by the Corporation's shareholders on December 16, 2002. The Corporation has not retained any common share ownership of Brookfield Homes, however, it retains a $98 million subordinated note receivable maturing on December 31, 2005 which bears interest at 10%.

In December, 2002, Brookfield entered into a three-year $100 million credit facility with two major financial institutions, further enhancing liquidity and financial flexibility. In January 2003, an additional $30 million was added to this credit facility.

At December 31, 2002, total assets of Brookfield Homes included in the Corporation's assets were $879 million, an increase of $7 million over 2001 and $117 million over 2000. These assets are financed at the asset level by $556 million in construction debt facilities, payables and subordinated debt at December 31, 2002.

On December 31, 2002, Brookfield increased its interest in Brookfield Financial Properties to 98.5% for cash consideration of $56 million.

In March 2003, Brookfield acquired 1,802,700 of its own common shares at an average price of $18.47 per share. Subsequent to March 31, 2003, Brookfield acquired a further 1,777,300 shares at an average price of $19.71 per share. This brings the total number of shares repurchased since the inception of Brookfield's normal course issuer bid in 1999 to over 9.3 million.

In April 2003, Brookfield refinanced One World Financial Center with a $300 million, three-year first mortgage credit facility provided by Deutsche Bank Securities which is recourse to Brookfield Properties Corporation. An additional $102 million of financing was obtained by Brookfield upon closing. The previous $402 million mortgage carried an interest rate of 7.51% and a maturity of November 2003. The new floating rate financing is set at LIBOR plus 2%, which translates to an initial coupon of approximately 3.34% based on current rates. One World Financial Center, a 40-story, 1.6 million square foot tower, is fully leased.

In April 2003, the Corporation proposed a merger with BPO Properties Ltd. extending an offer to acquire the balance of outstanding common shares of BPO Properties not owned by Brookfield. The Corporation recently acquired 574,500 shares of BPO Properties in a private transaction with an institutional investor, bringing its equity interest in BPO Properties to 89%. The offer to BPO Properties' shareholders at a price of C$27 for each common share will be payable in a combination of cash and common shares of Brookfield. In addition to regulatory approval, completion of the merger transaction is subject to the approval of each class of shareholders of BPO Properties voting together as one class. The Board of Directors of BPO Properties has established a committee of independent directors to review the merger proposal. Subsequent to the approval of the offer, it is expected that BPO Properties will cease trading on the TSX.

BUSINESS OF BROOKFIELD

Brookfield owns, develops and manages premier North American office properties. In the commercial property business, Brookfield's portfolio spans 50 properties and development sites, primarily office, totaling 46 million square feet of rentable area in which Brookfield has a net effective ownership interest in 34 million square feet.

Brookfield's goal is to earn a 20% total return on equity with moderate risk of capital.

Brookfield employs approximately 1,300 people throughout the organization. Unless otherwise indicated, the information appearing below is stated as at, or in respect of the year ended December 31, 2002. The following describes each of these businesses and Brookfield's investment strategy for each business.

Total assets were $8.3 billion at December 31, 2002, or $7.5 billion on a pro forma basis, when the assets of Brookfield Homes are excluded. Total book value of assets remain consistent with 2001 as a result of the acquisition of 1.2 million square feet at Three World Financial Center and the additional costs realized on the construction of the 300 Madison Avenue office tower in Midtown Manhattan, offset by the sale of partial interests in two commercial properties and the disposition of the balance of the Corporation's retail portfolio in Canada. The book value of the Corporation's assets, segmented by areas of operation, is as follows:

	Pro Forma* Book Value	**Book Value**			
Millions	**2002**	**2002**	2001	**2002**	2001
Operating assets					
Commercial properties	**$5,661**	**$5,661**	$5,802	**86%**	91%
Development properties	**944**	**944**	575	**14%**	9%
	6,605	**6,605**	6,377	**100%**	100%
Other assets					
Receivables and others	**726**	**726**	757		
Future income tax assets	**43**	**43**	90		
Cash and cash equivalents	**76**	**76**	195		
Assets of Brookfield Homes	**—**	**879**	872		
	$7,450	**$8,329**	$8,291		

** Reflects distribution of Brookfield Homes completed on January 6, 2003.*

Commercial Property Portfolio

The commercial property portfolio is focused in six North American cities, with New York, Toronto and Boston accounting for 80% of the portfolio on a net asset value basis.

Asset Profile

The consolidated carrying book value of Brookfield's interest in 34.3 million square feet of rentable area is approximately $215 per square foot, significantly less than the estimated replacement cost of these assets. Brookfield's core properties average 1.4 million square feet in size.

The following table provides a summary of Brookfield's commercial property portfolio by city:

Region	Leaseable Area *000's sq.ft.*	Brookfield Owned Interest *000's sq.ft.*	**2002 Book Value** *Millions*	2001 Book Value *Millions*
New York, New York	10,113	9,230	**$3,295**	$3,255
Toronto, Ontario	6,883	4,849	**778**	737
Boston, Massachusetts	2,163	1,103	**332**	333
Denver, Colorado	3,017	2,811	**354**	357
Calgary, Alberta	7,570	3,503	**380**	520
Minneapolis, Minnesota	3,008	3,008	**393**	391
Other	1,515	1,515	**129**	209
Total*	34,269	26,019	**$5,661**	$5,802

** Excludes developments.*

A total of approximately 270,000 square feet of vacant space was leased in 2002 and 2001, contributing $5 million to net operating income during 2002. Contributions to growth from vacancy lease up were larger in 2001 because of vacancies leased in properties acquired in 2000. Brookfield's total portfolio occupancy rate at December 31, 2002 declined from 97.3% to 95.5%, primarily due to vacancy increases in New York, Boston, Denver and Minneapolis. A summary of current and historical occupancy levels is as follows:

	Dec. 31, 2002		Dec. 31, 2001		Dec. 31, 2000	
Thousands of square feet	**Total Square Feet**	**% Leased**	Total Square Feet	% Leased	Total Square Feet	% Leased
New York, New York	**10,113**	**97.6%**	10,113	99.6%	9,846	99.6%
Toronto, Ontario	**6,883**	**96.3%**	6,866	96.7%	7,099	98.5%
Boston, Massachusetts	**2,163**	**97.4%**	2,163	98.7%	2,163	99.9%
Denver, Colorado	**3,017**	**90.1%**	3,014	95.5%	3,156	94.5%
Calgary, Alberta	**7,570**	**97.1%**	6,330	95.8%	6,471	93.5%
Minneapolis, Minnesota	**3,008**	**84.5%**	3,008	94.5%	3,008	95.5%
Other	**1,515**	**97.1%**	3,171	93.5%	5,157	95.0%
Total	**34,269**	**95.5%**	34,665	97.3%	36,900	97.0%

During the year, higher rental rates on the re-leasing of space in the portfolio contributed $8 million of increased cashflow over 2001. At December 31, 2002, average in-place net rents throughout the portfolio remained at $21 per square foot compared with $21 per square foot at December 31, 2001 and $19 per square foot at December 31, 2000. Despite challenging leasing environments in Brookfield's major markets, the Corporation was able to maintain its average in-place net rental rate, largely a result of re-leasing initiatives which were completed at an average rental uplift of $3 per square foot on space leased in 2001 and significant re-leasing initiatives in 2002 at equivalent rental rates. 2002 average market rents declined by $4 per square foot due to combined pressure from sub-lease space and decreased tenant demand, primarily in Denver, New York and Boston. However, given the low expiry rate of leases in the next two years, this decrease in rental rates will not have a substantial immediate impact on net operating income in the short term.

The following table shows the average in-place rents and estimated current market rents for similar space in each of the Corporation's markets:

	Gross Leasable Area *000's sq.ft.*	Average Lease Term *Years*	Average In-Place Net Rent Dec. 31, 2002 *Per sq.ft.*	Average Market Net Rent Dec. 31, 2002 *Per sq.ft.*
New York, New York				
Midtown	1,693	14	$36	$55
Downtown	8,420	11	32	34
Toronto, Ontario	6,883	7	18	21
Boston, Massachusetts	2,163	5	30	40
Denver, Colorado	3,017	5	14	15
Calgary, Alberta	7,570	10	11	15
Minneapolis, Minnesota	3,008	5	11	11
Other	1,515	9	9	14
Total*	34,269	10	$21	$25

** Excludes developments.*

Tenant Relationships

An important characteristic of Brookfield's portfolio is the strong credit quality of its tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows the largest tenants by leasable area in Brookfield's portfolio and their respective lease commitments:

Tenant	Primary Location	Year of Expiry[1]	000's Sq.Ft.[2]	% of Sq.Ft.[2]	Credit Rating[3]
Merrill Lynch & Company	New York/Toronto	2013	4,363	12.7%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2027	2,146	6.3%	A+
RBC Financial Group	Five markets	Various	1,057	3.1%	AA-
Petro-Canada	Calgary	2013	851	2.5%	BBB
J.P. Morgan Chase	New York	2022	802	2.3%	A+
Lehman Brothers	New York	2019	717	2.1%	A+
Imperial Oil	Calgary	2011	565	1.6%	AAA
Conoco Canada Resources	Calgary	2009	528	1.5%	A-
Target Corporation (Dayton HudsonCorp.)	Minneapolis	2013	465	1.4%	A+
Talisman Energy	Calgary	2015	406	1.2%	BBB+
Canadian Pacific Railway Co.	Calgary	2006	399	1.2%	A-
Goldman Sachs	New York	2012	362	1.1%	A+
Bell West/Bell Canada	Calgary/Toronto	2009	337	1.0%	A
Teachers Insurance Annuity Assoc.	Denver	2008	323	0.9%	AAA
Dow Jones & Company	New York	2005	323	0.9%	A+
TD Canada Trust	Toronto/Calgary	2005	278	0.8%	A+
Canadian Natural Resources	Calgary	2011	257	0.7%	BBB+
Anadarko Canada Corporation	Calgary	2011	246	0.7%	Baa1
Bank of Nova Scotia	New York	2014	230	0.7%	A+
Sovereign Bank/Fleet National Bank	Boston	2008	213	0.6%	A+
EnCana Corporation	Calgary	2013	212	0.6%	A-
Zurich Insurance	New York	2017	208	0.6%	A+
Other investment grade	Various	Various	3,471	10.2%	BBB- or Higher
			18,759	54.7%	
Unrated					
Goodwin Procter	Boston	2006	360	1.1%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2011	383	1.1%	—
Wellington Management	Boston	2011	330	1.0%	—
National Assoc. of Securities Dealers	New York	2021	277	0.8%	—
Major League Baseball	New York	2012	109	0.3%	—
			20,218	59.0%	—

(1) Weighted average based on square feet. (2) Prior to considering partnership interests in partially-owned properties. (3) From Standard and Poor's or Moody's.

Brookfield's strategy is to sign long-term leases in order to mitigate risk and reduce overall retenanting costs in the portfolio. The Corporation typically commences discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of the Corporation's leases, when signed, extend between 10 to 20 year terms. As a result, approximately 5% of Brookfield's leases mature annually. New York and Boston are exceptions, where most of the 2002 to 2005 maturities were forward-leased in 2000 and 2001. As a result, there are minimal scheduled maturities of space during this period. Following is the breakdown of lease maturities by market with associated in-place rental rates:

	Total Portfolio			New York/Boston			Toronto/Calgary/Vancouver			Denver/Minneapolis/Other		
Year of Expiry	000's Sq.Ft.	%	Net Rate / Sq.Ft.-$	000's Sq.Ft.	%	Net Rate / Sq.Ft.-$	000's Sq.Ft.	%	Net Rate / Sq.Ft.-$	000's Sq.Ft.	%	Net Rate / Sq.Ft.-$
Currently Available	1,365	4.5%		285	2.3%		412	2.9%		668	8.9%	
2003	1,057	3.6%	$14	61	0.5%	$ 32	274	1.9%	$13	722	9.6%	$12
2004	1,070	3.5%	17	253	2.1%	32	372	2.6%	12	445	5.9%	12
2005	2,646	8.7%	24	786	6.4%	41	1,344	9.3%	17	516	6.8%	16
2006	2,508	8.2%	16	818	6.7%	25	829	5.7%	9	861	11.4%	13
2007	1,043	3.5%	16	112	0.9%	35	518	3.6%	14	413	5.5%	14
2008	1,767	5.7%	20	619	5.0%	31	583	4.0%	13	565	7.5%	16
2009	758	2.5%	17	93	0.8%	33	426	2.9%	16	239	3.2%	15
2010 & beyond	22,055	59.8%	21	9,249	75.3%	32	9,695	67.1%	14	3,111	41.2%	12
	34,269	100%	$21	12,276	100%	$32	14,453	100%	$14	7,540	100%	$12
Weighted average market net rent			$25			$38			$18			$13

Tenant Installation Costs and Capital Expenditures

On the majority of leases signed, Brookfield provides tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvement costs are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant improvements in 2002 were $49 million, compared with the $50 million expended in 2001 and $97 million in 2000 due to fewer leases expiring or being renegotiated in advance of their contractual maturity.

On an annual basis, one to two million square feet of leases expire with an average cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per foot. The average expenditure on tenant inducements over the last three years was $19 per square foot, reflecting the higher cost associated with New York leasing, where the majority of leasing during that period occurred. Tenant installation costs are summarized as follows:

Millions	**2002**	2001	2000
Commercial property tenant improvements			
Leasing commissions	**$ 9**	$15	$28
Tenant improvements-first generation space	**2**	—	—
Tenant improvements-second generation space	**38**	35	69
	$49	$50	$97

Brookfield also invests in ongoing maintenance and capital improvement projects to sustain the high-quality of the infrastructure and tenant service amenities in its properties. Due to the relatively recent construction or major renovation of Brookfield's core properties as well as high-quality construction standards, recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures totaled $16 million in 2002, an increase of $2 million over 2001 due to re-glazing programs in two properties in Calgary. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments. It is expected that annualized non-revenue enhancing capital expenditures will remain approximately $6 to $10 million annually.

Revenue-enhancing capital expenditures, representing betterments to an asset or those that will reconfigure space to increase rentable area or increase current rental rates, as well as non-revenue enhancing expenditures, or those required to maintain the service life of an asset, are summarized as follows:

Millions	**2002**	2001	2000
Capital expenditures			
Revenue enhancing	**$10**	$ 8	$ 9
Non-revenue enhancing	**6**	6	3
	$16	$14	$12

Primary Markets

The following is a brief overview of the commercial property markets in which Brookfield operates:

Manhattan, New York

The New York market contains the largest area of office space in North America. The greater New York area has approximately 390 million square feet of office space with Manhattan containing approximately two-thirds of this space. Manhattan in turn is broken into three sub-markets: Midtown with 230 million square feet; Midtown south with 65 million square feet; and Lower Manhattan with 93 million square feet. Brookfield's 245 Park Avenue and 300 Madison Avenue properties are located in Midtown, the Corporation's Penn Station development property is centrally located within the designated West Side redevelopment area in Midtown, and the World Financial Center properties and One Liberty Plaza are located in Lower Manhattan.

The Midtown overall vacancy rate (including sublease space) at December 31, 2002 was 11.1%, up 2.9% from December 31, 2001. Class A overall vacancy was 10.1% compared with 7.6% at the end of 2001. The Midtown market has a low vacancy relative to most national markets; however the presence of substantial blocks of "shadow" space brings uncertainty to the market. Notwithstanding the softening Midtown leasing market fundamentals, building sale prices have continued to exceed expectations. Absorption for 2002 was negative 6.7 million square feet, of which Class A sublease space accounted for 45% of the total, compared with positive 1.2 million square feet in 2001.

The Lower Manhattan commercial office market, the third largest business district in the United States, consists of 93 million square feet of Class A, B and C space after taking into account the events of September 11, 2001 which eliminated approximately 13 million square feet of space in Lower Manhattan. The Lower Manhattan overall vacancy rate at December 31, 2002 was 13.2%, up from December 31, 2001 of 9.5%. Brookfield's Lower Manhattan portfolio is currently 97% leased to high-quality tenants with lease terms that average 11 years, and virtually no leases roll over until 2005.

In Lower Manhattan, overall absorption was negative four million square feet in 2002 compared to negative 4.5 million square feet in 2001. While 2002 was a difficult year for the Lower Manhattan market, the outlook is encouraging. Overall vacancy has remained relatively flat for the last quarter of 2002 and first quarter of 2003. Leasing activity in this market has picked up slightly, due in part to government incentives being offered to companies that renew within, or relocate to Lower Manhattan, as well as in part to ongoing Lower Manhattan redevelopment efforts. Excavation efforts of the World Trade Center site were completed in the spring of 2002, all subway lines were restored in the fall of 2002, and all streets were restored (Vesey and Liberty Streets for pedestrian traffic only). With a plan chosen for the redevelopment of the World Trade Center Site, a transportation plan announced, a memorial plan to be announced in the fall of 2003, and the support of the Mayor and Governor, the long-term fundamentals of the Lower Manhattan area should improve.

Toronto, Ontario

Brookfield's principal Toronto office properties are located in the financial core and are connected to other major downtown office buildings, the Toronto subway system and other amenities. Toronto is Canada's largest office market and the financial core has a total office space inventory of over 33 million square feet. The overall office vacancy at year end 2002 was 11.1% for all classes, an increase of 4.8% over 2001. However, the Class AAA sector, in which most of Brookfield's assets compete, had a vacancy rate of 5.8% at December 31, 2002 versus a vacancy rate of 3.2% at December 31, 2001. Supply of new projects has remained low and space available has declined from mid-2002 which should contribute to stabilizing the vacancy rate. In the near term, rental rates will remain under pressure until demand increases; however, any significant consolidation in the financial services sector may negatively impact this outlook.

Boston, Massachusetts

The Boston downtown office market consists of 49 million square feet in nine sub-markets. The central business district ("CBD") sub-market, where Brookfield's 53 and 75 State Street properties are located, is the largest with 33 million square feet. The overall vacancy rate in Boston's financial district was 10.1% at year end 2002 compared with 7.8% at year end 2001. The Class A segment of the market ended the year with a 9.4% vacancy compared to 7.1% the year before. Class A rental rates have decreased due to pressure from the sublease market and corporate downsizing. As a result, there is a resurgence of landlord concessions including free rent, assumptions of existing leases and increased tenant allowances.

Despite the increase in vacancy rates, the long-term fundamentals of the Boston market remain positive. The central business district market continues to be supply-constrained due to the small number of developable sites and a difficult entitlement process.

Denver, Colorado

The CBD office market in Denver has an inventory of approximately 23 million square feet. The telecommunications and high-tech industries continue to negatively impact job growth and office demand, and it is apparent that this fallout has also affected industries that service these sectors. As a result, the overall metro area vacancy rate in Denver is at the highest it has been in a decade. The overall vacancy rate in CBD increased to 20.1% at year end 2002, compared with 15.8% at year end 2001. For 2002, the Denver area saw a decline in total employment of 2.3%.

As a result of increased vacancy, average rental rates have continued to fall in all classes since the end of 2001. This has resulted in large concession packages to be considered the norm including tenant allowances in downtown submarkets and tenant improvement on a turn-key basis.

Calgary, Alberta

The downtown Calgary market is largely still driven by the oil and natural gas industries; however, the economy is diversifying, with Calgary boasting the second highest number of head offices in Canada, outranked only by Toronto.

Brookfield's office properties, located centrally in downtown Calgary account for over 6.5 million square feet of a total downtown office market inventory of over 31 million square feet.

Continued space rationalization following 2001's record M&A activity in the energy industry resulted in an increase of over 500,000 square feet in sublease availability during the fourth quarter and resulted in overall negative absorption of 1,124,840 square feet for 2002. Concerns over the potential implications of implementation of the newly ratified Kyoto Accord has led to a cautious approach by much of the oil and gas sector, as it relates to new capital spending.

Vacancy in the Class AA and A totaled 11.7% at year end, an increase of 3.4% over the previous year. Inventory increased slightly during the first quarter of 2003 and total vacancy in the downtown core across all classes stands at 13.8%.

Minneapolis, Minnesota

Minneapolis is a diverse market distinguished by its large population of company head offices, including 3M and Target. Brookfield's properties, totaling over three million square feet, are well-positioned at the center of the financial and retail district in downtown Minneapolis and are all connected to the city's above-ground, enclosed walkway system and its pedestrian malls.

The Minneapolis CBD office market has a total inventory of 25 million square feet and has direct office space availability of 16.7%, up from 11.9% at December 31, 2001. The increase in vacancy rates is a result of increased sublease space on the market, consolidations, downsizing and lack of demand and an additional 20% inventory to the market. Unemployment levels remain a reason for optimism; for 2002 unemployment was at 3.9%, less than the 6.0% national rate.

Development Properties

Development properties consist of both commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in the Corporation's land development business and sold to builders for residential resale. The total book value of this development land and infrastructure was $944 million at December 31, 2002, an addition of $369 million over $575 million in 2001 and an increase of $575 million over $369 million in 2000. The majority of the increase in development properties is due to the acquisition of a 51% interest in Three World Financial Center in Lower Manhattan for $158 million in September 2002 and $197 million in additional expenditures related to the construction costs for the Corporation's 300 Madison Avenue project in Midtown Manhattan, expected to be completed in the fall of 2003. The aggregate book value of Brookfield's residential land under development is $224 million. The details of the development property portfolio are as follows:

Millions	Buildable Sq.Ft.	**2002**	2001	Change
Commercial developments and infrastructure				
300 Madison Avenue	1,200,000	**$437**	$240	$197
Three World Financial Center	1,200,000	**170**	—	170
Bay-Adelaide Centre	1,800,000	**72**	68	4
Hudson's Bay Centre	1,092,000	**20**	14	6
Other				
Penn Station	2,500,000			
BCE Place III	800,000			
Republic Plaza	400,000			
	3,700,000	**21**	22	(1)
	8,992,000*	**720**	344	376
Residential development land and infrastructure		**224**	231	(7)
		$944	$575	$369

* *Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York.*

In September 2002, Brookfield acquired 1.2 million square feet of space in the 2.1 million square foot Three World Financial Center tower which is home to the world headquarters of co-owner American Express. Brookfield has exclusive rights to lease 1.2 million square feet of space and is not entitled to rents attributable to the space occupied by American Express. Three World Financial Center was acquired with all repairs completed to damage sustained as a result of the collapse of the World Trade Center. However, substantial construction remains to be completed prior to occupancy and will not proceed until a lead tenant can be secured. As such, this property has been classified as a property under development, and all direct costs of the tower, including interest costs and property taxes, will be capitalized to the asset.

During 2001, Brookfield commenced construction of the approximately 1.2 million square foot, 35-story 300 Madison Avenue office tower in Midtown Manhattan following the leasing of the entire project to CIBC for a 30-year term. Ground breaking on the site, which is located between 41st and 42nd Streets at Madison Avenue, took place in the spring of 2001, with substantial completion currently expected in the fall of 2003. During 2002, an additional $197 million of costs were incurred in connection with the construction of the project and was funded through a loan secured by the project, thereby minimizing Brookfield's equity investment. CIBC has an option to acquire a 49% interest in this project for cost for two years following the substantial completion of the project.

In February 2001, Brookfield acquired a 50% interest in the Bay-Adelaide Centre office and residential development project, located at the corner of Bay and Adelaide Streets in downtown Toronto, for an initial investment of $40 million. Brookfield subsequently acquired two small buildings adjacent to the site fronting Bay Street to further enhance the value of the project.

In addition to 300 Madison Avenue and Three World Financial Center in New York, as well as the Bay-Adelaide Centre in Toronto, Brookfield has additional commercial development sites which provide internal growth opportunities. The status of each development project is as follows:

	Location	Density	Status
New York			
300 Madison Avenue	42nd Street at Madison Avenue	1,200,000	- Under construction; expected delivery in Fall 2003
Three World Financial Center	200 Vesey Street at West Street	1,200,000	- Under redevelopment
Penn Station	West 31st Street at 9th Avenue	2,500,000	- Potentially being zoned for 2.5 million square feet of office
Toronto			
Bay-Adelaide Centre	Bay and Adelaide Streets	1,000,000	- Office tower planning
		800,000	- Sale or joint venture for residential project
BCE Place III	Third tower of current BCE Place project	800,000	- Planning
Hudson's Bay Centre	Yonge and Bloor Streets	1,092,000	- Office and retail projects under redevelopment
Denver			
Republic Plaza	Downtown Denver	400,000	- Planning
		8,992,000 *	

** Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York.*

Service Businesses

Brookfield's service businesses operate with the goal of enhancing value and returns in the core commercial property business. Brookfield provides management services in over 130 million square feet of rental space in markets across North America through its partnership with Johnson Controls in Brookfield LePage Johnson Controls (BLJC), a leading integrated facilitates management business. This scale enables the Corporation to leverage the strong tenant base culture to create superior service offerings for tenants.

Challenges and Risks

In evaluating the Corporation and its businesses, the following challenges and risk factors should be considered in addition to the other information outlined in the AIF.

Real Estate Industry

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Brookfield's properties are subject to mortgages, which require significant debt service payments. If Brookfield were unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or of sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit Brookfield's ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which Brookfield operates in times of illiquidity.

Financing

Upon the expiry of the term of the financing on any particular property owned by Brookfield, refinancing on a conventional mortgage loan basis may not be available in the amounts required or may be available only on terms less favorable to Brookfield than the existing financing. This will be dependent upon the economic circumstances prevailing at such time. To mitigate the risks of refinancing, Brookfield has reduced loan to value ratios, fixed interest rates, increased cashflow coverages and extended the term of most of its loans. Despite this, Brookfield relies on lenders to refinance long-term property mortgages as they come due. Also, a credit disruption in the capital markets could have an adverse impact on Brookfield's ability to implement its current leasing plans. Brookfield currently has $615 million of debt with variable interest rates, therefore operating performance would be negatively affected if interest rates increase.

Commercial Properties

Brookfield's income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to Brookfield than the existing lease. Brookfield could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms.

Brookfield is dependent on leasing markets to ensure vacant commercial space is leased, expiring leases are renewed and new tenants are found to fill vacancies. While it is not expected that markets will significantly change in the near future, a disruption in the economy could have a significant impact on how much space tenants will lease and the rental rates paid by tenants. This would affect the income produced by Brookfield's commercial property group as a result of downward pressure on net effective rents.

Environmental Matters

As an owner and manager of real property, Brookfield is subject to various United States and Canadian federal, provincial, state and municipal laws relating to environmental matters. These laws could hold Brookfield liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect Brookfield's ability to sell its real estate or to borrow using real estate as collateral, and could potentially also result in claims or other proceedings against Brookfield. Brookfield is not aware of any material non-compliance with environmental laws at any of its properties. Brookfield is also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of its properties or any material pending or threatened claims relating to environmental conditions at its properties. Brookfield has formal policies and procedures to review and monitor environmental exposure. Brookfield has made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and Brookfield may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have a material adverse effect on its business, financial condition or results of operation.

Foreign Exchange Fluctuations

While 20% of Brookfield's assets and revenues originate in Canada, Brookfield has substantially matched its Canadian assets with Canadian liabilities. As a result, Brookfield is generally not materially impacted by the movement in the Canadian to US dollar exchange rate.

Ground Lease Risks

Six of Brookfield's major properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to Brookfield and any co-venturers or partners. Under the terms of a typical ground lease, Brookfield and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land together with all improvements made will revert to the owner of the land upon the expiration of the lease term. Four properties in New York, in which Brookfield has an ownership interest through Brookfield Financial Properties, are subject to land leases held by the Battery Park City Authority in New York. These four ground leases expire in 2069. If possible, Brookfield will attempt to purchase these leases as they become available, but cannot be assured of this. The fifth major ground lease is on the land under the Bay Wellington Tower in BCE Place in Toronto which expires in 2085. The Corporation holds the right of first purchase to acquire this ground lease. The sixth ground lease is on the land under 53 State Street in Boston in which Brookfield has an ownership interest through Brookfield Financial Properties. This ground lease expires in 2039. The Corporation has a purchase option to acquire this ground lease exercisable in 2029. An event of default by Brookfield under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time.

Competition

Each segment of the real estate business is competitive. Numerous other developers, managers and owners of office properties compete with Brookfield in seeking tenants, management revenues and prospective purchasers. Although it is Brookfield's strategy to own premier office properties in each market in which it operates, some of the office properties of Brookfield's competitors may be newer, better located or better capitalized. The existence of competing developers, managers and owners for Brookfield's tenants could have a material adverse effect on Brookfield's ability to lease space in its properties and on the rents charged or concessions granted. This could adversely affect Brookfield's revenues and its ability to meet its obligations.

Insurance Covering Acts of Terrorism

Brookfield has insurance covering certain acts of terrorism for up to $300 million of damage and business interruption costs. In addition, Brookfield has obtained $500 million of terrorism insurance under the Terrorism Risk Insurance Act of 2002. This policy covers only U.S. properties for losses arising out of acts of terrorism that are covered by the Act. Brookfield continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Corporation. Brookfield believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of the Corporation's properties.

General Uninsured Losses

Brookfield carries comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. Brookfield also self insures a portion of certain of these risks. There are, however, certain types of risks (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Brookfield currently has insurance for earthquake risks, subject to certain policy limits, deductibles and self insurance arrangements, and will continue to carry such insurance if it is economical to do so. Should an uninsured or underinsured loss occur, Brookfield could lose its investment in, and anticipated profits and cashflows from, one or more of its properties, and Brookfield would continue to be obligated to repay any recourse mortgage indebtedness on such properties, although at December 31, 2002, minimal recourse mortgage debt existed. Additionally, although Brookfield generally obtains owner's title insurance policies for its U.S. properties, the amount of coverage under these policies may be less than the full value of the properties. If a loss occurs resulting from a title defect with respect to a property where there is no title insurance or the loss is in excess of insured limits, Brookfield could lose all or part of its investment in, and anticipated profits and cashflows from, such a property.

Tenant Defaults

At any time a tenant of any of Brookfield's properties may seek the protection of bankruptcy, insolvency or similar laws, which could result in the rejection and termination of the tenant's lease and thereby cause a reduction in the cashflow available to Brookfield. Although Brookfield has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy or similar protection in the future or, if any tenants do file for protection, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may cause the loss of the tenant or may weaken its financial condition and result in the failure to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. Merrill Lynch, which is rated Aa3 by Moody's and A+ by Standard & Poor's, is a major tenant of Brookfield and occupies approximately 13% of the effective square feet owned by Brookfield. If Merrill Lynch were not in a position to make rental payments, this could have an adverse effect on the profits and cashflow of Brookfield's operations.

Impact of September 11, 2001

On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site – One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and re-opened in September 2002.

To date, approximately $187 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the tenant triple-net leases with Merrill Lynch. Brookfield's insurance claim adjustment process is ongoing due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

To date, there have been no material lease cancellations in the New York office portfolio as a result of September 11, 2001. Brookfield conducted a full review of all its leases with various outside legal experts and concluded that it has complied with all conditions necessary to maintain its leases in good standing.

STOCK EXCHANGE LISTINGS

The common shares of Brookfield are listed on the New York and Toronto Stock Exchanges under the symbol "BPO."

DIVIDENDS AND DIVIDEND POLICY

The declaration and payment of dividends on Brookfield's common shares are at the discretion of the Board of Directors, which supports a stable and consistent dividend policy. In early 2001, Brookfield changed its policy to declare dividends in US dollars and to remit payment to shareholders in accordance with the country of the registered address of shareholders. Shareholders with registered addresses in Canada will receive payment in Canadian dollars (based on the exchange rate on the record date) unless they elect otherwise. On July 25, 2001, the Board of Directors announced a 50% increase in the Corporation's common share dividend and introduced quarterly payments rather than the previous semi-annual dividend. It is the intention of the Corporation to continue to review the pay-out of dividends quarterly on March 31, June 30, September 30 and December 31 of each year and to increase the amount in accordance with increases in reported cashflow.

On April 25, 2003, Brookfield's Board of Directors declared a quarterly dividend payment of US$0.10 per share on the issued and outstanding common shares of the Corporation, to be paid on June 30, 2003 to shareholders of record at the close of business on June 1, 2003.

Brookfield continues to pay dividends on its Class A preferred shares semi-annually and dividends on the Class AA and Class AAA preferred shares quarterly. A complete record of dividends paid on all classes of shares for the past five years is presented on page 2.

DIRECTORS AND OFFICERS

Directors of the Corporation hold office until the next annual shareholders' meeting or until their successors are elected or appointed. The name, municipality of residence and principal occupations of the directors and officers of Brookfield are provided below:

Name and Municipality *of Residence*	Office Held and Year *First Elected a Director*	*Principal Occupation*
Gordon E. Arnell New York, New York	Director (since 1989) and Chairman	Executive of the Corporation
David D. Arthur Toronto, Ontario	Director and President and Chief Executive Officer, Canadian Commercial Operations	Executive of the Corporation
William T. Cahill[1] Ridgefield, Connecticut	Director (since 2000)	Deputy Director, Risk Management, Citibank Community Development (an operating subsidiary of Citibank N.A., a real estate and debt equity transactions company)
Richard B. Clark New York, New York	Director and President and Chief Executive Officer	Executive of the Corporation
Jack L. Cockwell[2] Toronto, Ontario	Director (since 1998)	Co-Chairman, Brascan Corporation (property, financial and power company)
J. Bruce Flatt Toronto, Ontario	Director (since 2000)	President and CEO, Brascan Corporation (property, financial and power company)
Lance Liebman[2][3] New York, New York	Director (since 2003)	Professor of Law, Columbia Law School

Name and Municipality of Residence	Office Held and Year First Elected a Director	Principal Occupation
John R. McCaig, O.C.[2][3] Calgary, Alberta	Director (since 1995)	Chairman, Trimac Corporation (diversified company)
Paul D. McFarlane[1] Mississauga, Ontario	Director (since 1998)	Retired
Allan S. Olson[1][3] Edmonton, Alberta	Director (since 1995)	President and CEO, First Industries Corporation (investment and management company)
Sam Pollock, O.C.[1][2][3] Toronto, Ontario	Lead Director (since 1978)	Corporate Director
John E. Zuccotti New York, New York	Director (since 1998) and Co-Chairman	Chairman, Brookfield Financial Properties (commercial property company)
Steven J. Douglas Mississauga, Ontario	Executive Vice President, Chief Financial Officer	Executive of the Corporation
Dennis H. Friedrich New York, New York	Executive Vice President, Chief Operating Officer, U.S. Commercial Operations	Executive of the Corporation
Kathleen G. Kane New York, New York	Senior Vice President and General Counsel	Executive of the Corporation
G. Mark Brown New York, New York	Senior Vice President, Finance	Executive of the Corporation
Melissa J. Coley New York, New York	Vice President, Investor Relations	Executive of the Corporation
P. Keith Hyde Toronto, Ontario	Vice President, Taxation	Executive of the Corporation
T. Nga Trinh New York, New York	Vice President and Controller	Executive of the Corporation
Gordon E. Widdes Toronto, Ontario	Vice President, Information Technologies	Executive of the Corporation
Linda T. Northwood Stouffville, Ontario	Corporate Secretary	Executive of the Corporation

(1) Member of the Audit Committee. (2) Member of the Human Resources Committee. (3) Member of the Corporate Governance Committee.

Each of the directors and officers of the Corporation has held his or her principal occupation for the past five years, with the exception of: Mr. Arthur has held his present principal occupation since 1998; Mr. Clark who has held his present principal occupation since 2002, prior to which he held various senior roles, including the appointment of President and Chief Executive Officer, US Operations, in 2000; Mr. J. Cockwell, who has held his principal occupation since 2002, prior to which he was President and Chief Executive Officer of Brascan Corporation since 1995; Mr. Flatt who has held his principal occupation since 2002, prior to which he was President and Chief Executive Officer of Brookfield Properties Corporation since 2000 and prior to which he was President and Chief Operating Officer since 1996; Mr. Zuccotti who has held his present principal occupation since 1997, prior to which he was President & Chief Executive Officer of Olympia & York Companies (USA); Mr. Friedrich who has held his present principal occupation since 2002, prior to which he was Senior Vice President of Strategic Initiatives of the Corporation's New York-based affiliate, Brookfield Financial Properties, and prior to 2000 he was with Jones Lang LaSalle; Ms. Kane who has held her principal occupation since 2003, prior to which she was Senior Vice President and General Counsel of the Corporation's New York-based affiliate, Brookfield Financial Properties, and prior to 1997, she was with Cahill Gordon & Reindel; Mr. Brown who has held his principal occupation since 2001, prior to which he was Senior Vice President and Chief Financial Officer of the Corporation's New York-based affiliate, Brookfield Financial Properties, and prior to 2000 he was with Salomon Smith Barney and Citicorp Real Estate, Inc.; Ms. Coley who has held her principal occupation since 2002, prior to which she was Vice President, Artistic Director of Arts and Events/Marketing since 1999, prior to which she was Manager, World Financial Center Arts and Events since 1986; Ms. Trinh who has held her principal occupation since 2002, prior to which she held a senior financial role within the Corporation's

Canadian operations since 2000 and prior to 2000, she was with the Taxation Services Group of Deloitte & Touche LLP; Mr. Widdes who has held his present principal occupation since 2002, prior to which he was Vice President, Information Systems for the Corporation's Canadian based affiliate, and prior to 1998, he was with Spar Aerospace and Unicorp; and Ms. Northwood who has held her principal occupation since 2001, prior to which she held various roles within the Corporation and its affiliates.

As at the date hereof, the directors and senior officers of Brookfield own, directly or indirectly, or exercise control or direction over approximately 78 million common shares and 6 million Class A Redeemable Voting preferred shares, representing 48.3% and 97.1% respectively of the outstanding voting shares of each such class (see the information on page 2 of the Management Proxy Circular under the heading "Principal Holders of the Corporation's Voting Shares" which is incorporated by reference herein).

SCHEDULE A – COMMERCIAL PROPERTIES BY REGION

As at December 31, 2002	Number of Properties	Leased	Office	Retail / Other	Leasable Area	Effective Ownership Interest	Brookfield's Effective Interest
		%	000's sq.ft.	000's sq.ft.	000's sq.ft.	%	000's sq.ft.
New York							
World Financial Center							
One	1	99.3	1,520	108	1,628	100.0	1,628
Two	1	100.0	2,455	36	2,491	100.0	2,491
Four	1	100.0	1,711	89	1,800	51.0	917
Retail		56.8	—	287	287	100.0	287
One Liberty Plaza	1	93.0	2,194	20	2,214	100.0	2,214
245 Park Avenue	1	99.9	1,631	62	1,693	100.0	1,693
Developments							
300 Madison Avenue	1	—	1,200	—	1,200	100.0	1,200
Three World Financial Center	1	—	1,200	—	1,200	100.0	1,200
Penn Station	1	—	2,500	—	2,500	100.0	2,500
	8	97.6	14,411	602	15,013		14,130
Toronto							
BCE Place							
Canada Trust Tower	1	99.7	1,127	18	1,145	50.0	573
Bay Wellington Tower	1	96.8	1,295	42	1,337	100.0	1,337
Retail, parking and office	2	99.6	137	809	946	75.0	705
Exchange Tower Block	2	98.2	1,137	256	1,393	58.0	812
HSBC Building	1	92.1	188	37	225	100.0	225
Queen's Quay Terminal	1	92.6	428	74	502	100.0	502
Atrium on Bay	1	90.6	914	137	1,051	50.0	526
Other	2	100.0	284	—	284	59.0	169
Developments							
Bay-Adelaide Centre	1	—	1,000	800	1,800	50.0	900
Hudson's Bay Centre	1	—	535	557	1,092	25.0	273
BCE Place III	1	—	800	—	800	65.0	520
	14	96.3	7,845	2,730	10,575		6,542
Boston							
53 State Street	1	99.9	1,091	70	1,161	51.0	592
75 State Street	1	93.8	742	260	1,002	51.0	511
	2	97.4	1,833	330	2,163		1,103
Denver							
Republic Plaza							
Office	1	90.4	1,247	—	1,247	100.0	1,247
Development and other	1	—	400	548	948	100.0	948
Trade Center	2	86.7	767	43	810	100.0	810
Colorado State Bank Building	1	95.4	412	—	412	50.0	206
	5	90.1	2,826	591	3,417		3,211
Calgary							
Bankers Hall	3	94.1	1,955	750	2,705	50.0	1,353
Fifth Avenue Place	2	99.8	1,428	253	1,681	50.0	841
Petro-Canada Centre	2	98.5	1,707	245	1,952	50.0	976
Other	2	81.2	1,047	185	1,232	27.0	333
	9	97.1	6,137	1,433	7,570		3,503
Minneapolis							
33 South Sixth Street	2	78.1	1,082	695	1,777	100.0	1,777
Dain Plaza	2	93.4	593	638	1,231	100.0	1,231
	4	84.5	1,675	1,333	3,008		3,008
Other							
Royal Centre, Vancouver	1	94.5	493	360	853	100.0	853
Other	7	99.4	2,701	461	3,162	100.0	3,162
	8	97.1	3,194	821	4,015		4,015
Total portfolio	50	95.5	37,921	7,840	45,761		35,512
Less: other shareholders' interests							(1,395)
Brookfield's net effective ownership interest							34,117

Exhibit 2.7

Management's Discussion and Analysis

OVERVIEW

Brookfield is a publicly-traded North American commercial real estate company listed on both the New York and Toronto stock exchanges under the symbol BPO. At December 31, 2002, the book value of Brookfield's assets was $8.3 billion, 90% of which was invested in premier office properties. This included $879 million of assets of Brookfield Homes Corporation ("Brookfield Homes") which was distributed to shareholders on January 6, 2003. The company generated $447 million of funds from operations and gains or $2.63 per share in 2002, including $0.45 per share from Brookfield Homes.

On January 6, 2003, the company distributed all of the common shares of Brookfield Homes to common shareholders of record on January 2, 2003. Common shareholders received one common share of Brookfield Homes for each five common shares of Brookfield held on the date of record and was recorded as a distribution to shareholders at the carried value of the company's investment in Brookfield Homes. Consequently, the company's results for the year 2002 and prior periods include the results of Brookfield Homes which have been classified as a discontinued operation.

The following review of the consolidated financial condition and results of operations should be read in conjunction with the consolidated financial statements and appended notes. All figures are expressed in US dollars unless otherwise noted. Brookfield's financial results, both including and excluding Brookfield Homes, are as follows:

(Millions, except per share amounts)	**2002**	2001	2000	1999	1998
Continuing operations[1]					
Funds from continuing operations					
Prior to lease termination income and gains	**$ 322**	$ 286	$ 250	$ 195	$ 173
Including lease termination income and gains	**374**	334	268	213	173
Funds from operations per share					
Prior to lease termination income and gains	**$ 1.87**	$ 1.63	$ 1.45	$ 1.12	$ 0.98
Including lease termination income and gains	**2.18**	1.92	1.56	1.23	0.98
Earnings per share – diluted	**1.34**	1.12	0.76	0.67	0.61
Dividends per share	**0.40**	0.33	0.25	0.21	0.16
Balance sheet data					
Commercial property assets	**$ 5,661**	$ 5,802	$ 6,368	$ 5,930	$ 5,977
Total assets	**7,450**	7,419	8,123	7,535	7,200
Capital base	**2,433**	2,353	2,390	2,293	2,114
Consolidated[2]					
Funds from operations and gains	**$ 447**	$ 399	$ 318	$ 259	$ 197
Funds from operations per share – diluted	**2.63**	2.32	1.88	1.52	1.13
Earnings per share – diluted	**1.61**	1.36	0.95	0.85	0.70
Total assets	**$ 8,329**	$ 8,291	$ 8,885	$ 8,291	$ 7,953

(1) Excludes the assets, liabilities and results of operations of Brookfield Homes
(2) Includes assets, liabilities and results of operations of Brookfield Homes

Commercial properties

Brookfield's strategy is to own, develop and manage premier commercial properties in downtown locations of select cities in North America. Brookfield's portfolio consists of 50 properties and development sites, predominantly office buildings, comprising 46 million square feet of rentable area and development capacity in which Brookfield has an ownership interest in 35 million square feet.

Other operations

Brookfield operates ancillary real estate service businesses which focus on enhancing the value and returns from the core commercial property business through high-quality tenant service and amenities. Brookfield currently manages in excess of 130 million square feet of space across North America, including its own assets. This scale provides Brookfield with the platform to deliver superior service offerings to tenants across the portfolio.

Brookfield also operates a development business including a number of low-cost commercial development sites in Toronto and Manhattan, of which approximately two million square feet is under construction. In Western Canada, the company owns a small land development operation focused primarily on the development of lots for sale to third-party homebuilders.

ASSET PROFILE

Total assets were $8.3 billion at December 31, 2002, or $7.5 billion on a pro forma basis, when the assets of Brookfield Homes are excluded. Total book value of assets remain consistent with 2001 as a result of the acquisition of 1.2 million square feet at Three World Financial Center and the additional costs realized on the construction of the 300 Madison Avenue office tower in Midtown Manhattan, offset by the sale of partial interests in two commercial properties and the disposition of the balance of the company's retail portfolio in Canada. The book value of the company's assets, segmented by areas of operation, is as follows:

	Pro Forma* Book Value	Book Value			
(Millions)	**2002**	**2002**	2001	**2002**	2001
Operating assets					
Commercial properties	**$ 5,661**	**$ 5,661**	$ 5,802	**86%**	91%
Development properties	**944**	**944**	575	**14%**	9%
	6,605	**6,605**	6,377	**100%**	100%
Other assets					
Receivables and other	**726**	**726**	757		
Future income tax assets	**43**	**43**	90		
Cash and cash equivalents	**76**	**76**	195		
Assets of Brookfield Homes	—	**879**	872		
	$ 7,450	**$ 8,329**	$ 8,291		

* *Reflects distribution of Brookfield Homes completed on January 6, 2003*

COMMERCIAL PROPERTIES

The commercial property portfolio is focused in six North American cities, with New York, Toronto and Boston comprising 80% of the portfolio on a net asset value basis, as follows:

Region	Leasable Area (000's Sq. Ft.)	Brookfield Owned Interest (000's Sq. Ft.)	**2002 Book Value (Millions)**	2001 Book Value (Millions)
New York, New York	10,113	9,230	**$ 3,295**	$ 3,255
Toronto, Ontario	6,883	4,849	**778**	737
Boston, Massachusetts	2,163	1,103	**332**	333
Denver, Colorado	3,017	2,811	**354**	357
Calgary, Alberta	7,570	3,503	**380**	520
Minneapolis, Minnesota	3,008	3,008	**393**	391
Other	1,515	1,515	**129**	209
Total*	34,269	26,019	**$ 5,661**	$ 5,802

* *Excludes developments*

The consolidated carrying value of Brookfield's interest in 34.3 million square feet of rentable area is approximately $215 per square foot, significantly less than the estimated replacement cost of these assets. Brookfield's core properties average 1.4 million square feet in size.

During 2002, Brookfield continued to dispose of partial interests in mature properties and dispose of non-core assets, generating gross proceeds of $397 million and $220 million of net capital. The following table details the assets sold during 2002 and proceeds from these sales:

(Millions) Assets	Sale Date	Percentage Sold	Gross Proceeds	Net Proceeds to Brookfield*
Exchange Tower	March 2002	50%	$ 100	$ 55
Bankers Hall	July 2002	50%	193	72
Other non-core properties	Various	100%	104	93
			$ 397	$ 220

* *Net of non-recourse commercial property debt*

The disposition of partial interests reflects Brookfield's strategy to acquire undervalued assets in its core markets, enhance the value through re-leasing and financing initiatives, and sell partial interests in stable, long-term leased properties to institutional investors looking for consistent yields. Capital generated through the sale of these interests is targeted for reinvestment in office properties, repurchasing shares or repayment of debt.

Results of operations

Total commercial property operations contributed $660 million of net operating income and gains in 2002, a 2% decline over 2001 net operating income of $672 million. The decrease is due to the lower amount of capital invested in our commercial property operations as a result of the sale of partial interests in properties completed during the last two years, as well as the disposition of the company's stand-alone retail assets in Canada. The reduction, due to sale transactions, was offset by internal growth generated by contractual increases embedded in long-term leases and the impact of the lease-up of vacant space in recently acquired assets.

Net operating income contributed by the same commercial properties owned for the years ended December 31, 2002, 2001 and 2000 increased to $585 million in 2002, an increase of 5.4% over $555 million in 2001 and an increase of 15.6% over $506 million in 2000. Total net operating income during 2002 included $15 million contributed by properties, or partial interests, disposed of during 2002. These sold properties and partial interests, as well as dispositions in 2001 and 2000 contributed net operating income of $62 million in 2001 and $86 million in 2000.

Year ended December 31 (Millions)	**2002**	2001	2000
Operating income from current properties	**$ 585**	$ 555	$ 506
Operating income from properties sold	**15**	62	86
	$ 600	$ 617	$ 592

Net operating income from commercial properties, including gains in 2002, increased 8% over 2001 levels due to the impact of gains realized on the sale of participating interests in core office projects offset by the reduction in net operating income forgone on the sale of their partial interests and non-core properties. The components of total net operating income including gains are as follows:

Year ended December 31 (Millions)	**2002**	2001	2000
Rental revenue	**$ 943**	$ 1,007	$ 989
Property operating costs	**343**	390	397
Net operating income prior to lease termination income and gains	**600**	617	592
Lease termination income and gains	**60**	55	19
Net operating income	**$ 660**	$ 672	$ 611

Components of net operating income

Net operating income growth is comprised of contractual increases on in-place leases, rental increases achieved on in-place rents when re-leased, lease-up of vacancies, and acquisitions, net of dispositions. The growth in net operating income over the past three years is as follows:

Year ended December 31 (Millions)	**2002**	2001	2000
Net operating income prior to lease termination income and gains, prior year	**$ 617**	$ 592	$ 549
(a) Contractual increases on in-place leases	**17**	13	16
(b) Rental increases achieved on in-place rents when re-leased	**8**	17	13
(c) Lease-up of vacancies	**5**	15	7
(d) Acquisitions, net of dispositions	**(47)**	(20)	7
	600	617	592
(e) Lease termination income and gains	**60**	55	19
Net operating income, end of year	**$ 660**	$ 672	$ 611

(a) Contractual increases on in-place leases

During 2002, net operating income increased $17 million due to contractual increases in leases, compared with $13 million in 2001 and $16 million in 2000. Brookfield's leases generally have clauses which enable the company to collect rental revenue in increased amounts every five years, with these increases negotiated at the signing of the lease. Given the high-credit quality of tenants in the company's portfolio, there is generally lower risk in realizing these increases. The company records rental revenue in accordance with the payment stream under the terms of its leases. Therefore, net operating income from Brookfield's commercial properties is conservative in nature as it represents actual cash received as opposed to many real estate companies which "straight-line" rental revenue, which includes future increases not received in cash until future periods.

(b) Rental increases achieved on in-place rents when re-leased

During the year, higher rental rates on the re-leasing of space in the portfolio contributed $8 million of increased cashflow over 2001. At December 31, 2002, average in-place net rents throughout the portfolio remained at $21 per square foot compared with $21 per square foot at December 31, 2001 and $19 per square foot at December 31, 2000. Despite challenging leasing environments in Brookfield's major markets, the company was able to maintain its average in-place net rental rate, largely a result of re-leasing initiatives which were completed at an average rental uplift of $3 per square foot on space leased in 2001 and significant re-leasing initiatives in 2002 at equivalent rental rates. 2002 average market rents declined by $4 per square foot due to combined pressure from sub-lease space and decreased tenant demand, primarily in Denver, New York and Boston. However, given the low expiry rate of leases in the next two years, this decrease in rental rates will not have a substantial immediate impact on net operating income in the short term. The following table shows the average in-place rents and estimated current market rents for similar space in each of the company's markets:

	Gross Leasable Area (000's Sq. Ft.)	Average Lease Term (Years)	Avg. In-place Net Rent Dec. 31, 2002 ($ per Sq. Ft.)	Avg. Market Net Rent Dec. 31, 2002 ($ per Sq. Ft.)
New York, New York				
Midtown	1,693	14	$ 36	$ 55
Downtown	8,420	11	32	34
Toronto, Ontario	6,883	7	18	21
Boston, Massachusetts	2,163	5	30	40
Denver, Colorado	3,017	5	14	15
Calgary, Alberta	7,570	10	11	15
Minneapolis, Minnesota	3,008	5	11	11
Other	1,515	9	9	14
Total*	34,269	10	$ 21	$ 25

** Excludes developments*

(c) Lease-up of vacancies

A total of approximately 270,000 square feet of vacant space was leased in 2002 and 2001, contributing $5 million to net operating income during 2002. Contributions to growth from vacancy lease-up were larger in 2001 because of vacancies leased in properties acquired in 2000. Brookfield's total portfolio occupancy rate at December 31, 2002 declined from 97.3% to 95.5%, primarily due to vacancy increases in New York, Boston, Denver and Minneapolis. A summary of current and historical occupancy levels is as follows:

	Dec. 31, 2002		Dec. 31, 2001		Dec. 31, 2000	
(Thousands of square feet)	**Total Square Feet**	**% Leased**	Total Square Feet	% Leased	Total Square Feet	% Leased
New York, New York	**10,113**	**97.6%**	10,113	99.6%	9,846	99.6%
Toronto, Ontario	**6,883**	**96.3%**	6,866	96.7%	7,099	98.5%
Boston, Massachusetts	**2,163**	**97.4%**	2,163	98.7%	2,163	99.9%
Denver, Colorado	**3,017**	**90.1%**	3,014	95.5%	3,156	94.5%
Calgary, Alberta	**7,570**	**97.1%**	6,330	95.8%	6,471	93.5%
Minneapolis, Minnesota	**3,008**	**84.5%**	3,008	94.5%	3,008	95.5%
Other	**1,515**	**97.1%**	3,171	93.5%	5,157	95.0%
Total*	**34,269**	**95.5%**	34,665	97.3%	36,900	97.0%

** Excludes developments*

(d) Acquisitions, net of dispositions

The value created in Brookfield's mature commercial properties provides the company with the opportunity to generate additional gains and capital in order to reinvest in other assets at higher returns. During 2002, Brookfield sold participating interests in two of its core office properties, Exchange Tower in Toronto and Bankers Hall in Calgary, in addition to the sale of non-core retail assets, primarily in Canada. Participating interests and properties sold in 2002 contributed $15 million of net operating income prior to their disposal. These sales were offset partly by the acquisition of a 20% interest in Gulf Canada Square in Calgary, a 1.1 million square foot Class A building adjacent to Bankers Hall, for an investment of $22 million.

Total net operating income from commercial properties declined $47 million during 2002 over 2001 as a result of the reduction of income from the disposal of commercial properties during the year, in excess of the amount generated by acquisitions, and prior to the effect of the deployment of that cashflow elsewhere in the company.

(e) Lease termination income and gains

During 2002, Brookfield sold 50% interests in both the Exchange Tower and the Bankers Hall complex, generating gains of $60 million prior to minority interests and non-cash taxes. This compares with total gains of $54 million in 2001 realized on the sale of participating interests in Fifth Avenue Place, the sale of a 49% interest in two Boston assets, and $1 million in lease termination income. During 2000, $19 million in gains were realized on the termination of leases in advance of their contractual maturities. Total proceeds from the sales completed in 2002 were $293 million before property specific debt.

Tenant relationships

An important characteristic of Brookfield's portfolio is the strong credit quality of the tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows the largest tenants by leasable area in Brookfield's portfolio and their respective lease commitments:

Tenant	Primary Location	Year of Expiry[1]	000's Sq. Ft.[2]	% of Sq. Ft.[2]	Credit Rating[3]
Rated					
Merrill Lynch & Company	New York/Toronto	2013	4,363	12.7%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2027	2,146	6.3%	A+
RBC Financial Group	Five markets	Various	1,057	3.1%	AA-
Petro-Canada	Calgary	2013	851	2.5%	BBB
J.P. Morgan Chase	New York	2022	802	2.3%	A+
Lehman Brothers	New York	2019	717	2.1%	A+
Imperial Oil	Calgary	2011	565	1.6%	AAA
Conoco Canada Resources	Calgary	2009	528	1.5%	A-
Target Corporation (Dayton Hudson Corp.)	Minneapolis	2013	465	1.4%	A+
Talisman Energy	Calgary	2015	406	1.2%	BBB+
Canadian Pacific Railway Co.	Calgary	2006	399	1.2%	A-
Goldman Sachs	New York	2012	362	1.1%	A+
Bell West/Bell Canada	Calgary/Toronto	2009	337	1.0%	A
Teachers Insurance Annuity Assoc.	Denver	2008	323	0.9%	AAA
Dow Jones & Company	New York	2005	323	0.9%	A+
TD Canada Trust	Toronto/Calgary	2005	278	0.8%	A+
Canadian Natural Resources	Calgary	2011	257	0.7%	BBB+
Anadarko Canada Corporation	Calgary	2011	246	0.7%	Baa1
Bank of Nova Scotia	New York	2014	230	0.7%	A+
Sovereign Bank/Fleet National Bank	Boston	2008	213	0.6%	A+
EnCana Corporation	Calgary	2013	212	0.6%	A-
Zurich Insurance	New York	2017	208	0.6%	A+
Other investment grade	Various	Various	3,471	10.2%	BBB- or higher
			18,759	54.7%	
Unrated					
Goodwin Procter	Boston	2006	360	1.1%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2011	383	1.1%	—
Wellington Management	Boston	2011	330	1.0%	—
National Assoc. of Securities Dealers	New York	2021	277	0.8%	—
Major League Baseball	New York	2012	109	0.3%	—
			20,218	59.0%	

(1) Weighted average based on square feet

(2) Prior to considering partnership interests in partially-owned properties

(3) From Standard and Poor's or Moody's

Brookfield's strategy is to sign long-term leases in order to mitigate risk and reduce overall retenanting costs in the portfolio. The company typically commences discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of the company's leases, when signed, extend between 10 to 20-year terms. As a result, approximately 5% of Brookfield's leases mature annually. New York and Boston are exceptions, where most of the 2002 to 2005 maturities were forward-leased in 2000 and 2001. As a result, there are minimal scheduled maturities of space during this period. Following is the breakdown of lease maturities by market with associated in-place rental rates:

	Total Portfolio			New York/Boston			Toronto/Calgary/Vancouver			Denver/Minneapolis/Other		
Year of Expiry	000's Sq. Ft.	%	Net Rate per Sq. Ft.-$	000's Sq. Ft.	%	Net Rate per Sq. Ft.-$	000's Sq. Ft	%	Net Rate per Sq. Ft.-$	000's Sq. Ft.	%	Net Rate per Sq. Ft.-$
Currently Available	1,365	4.5%		285	2.3%		412	2.9%		668	8.9%	
2003	1,057	3.6%	$ 14	61	0.5%	$ 44	274	1.9%	$ 13	722	9.6%	$ 12
2004	1,070	3.5%	17	253	2.1%	32	372	2.6%	12	445	5.9%	12
2005	2,646	8.7%	24	786	6.4%	41	1,344	9.3%	17	516	6.8%	16
2006	2,508	8.2%	16	818	6.7%	25	829	5.7%	9	861	11.4%	13
2007	1,043	3.5%	16	112	0.9%	35	518	3.6%	14	413	5.5%	14
2008	1,767	5.7%	20	619	5.0%	31	583	4.0%	13	565	7.5%	16
2009	758	2.5%	17	93	0.8%	33	426	2.9%	16	239	3.2%	15
2010 & beyond	22,055	59.8%	21	9,249	75.3%	32	9,695	67.1%	14	3,111	41.2%	12
	34,269	100%	$ 21	12,276	100%	$ 32	14,453	100%	$ 14	7,540	100%	$ 12
Weighted average market net rent			$ 25			$ 38			$ 18			$ 13

Tenant installation costs and capital expenditures

On the majority of leases signed, Brookfield provides tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvement costs are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant improvements in 2002 were $49 million, compared with the $50 million expended in 2001 and $97 million in 2000 due to fewer leases expiring or being renegotiated in advance of their contractual maturity.

On an annual basis, one to two million square feet of leases expire with an average cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per foot. The average expenditure on tenant inducements over the last three years was $19 per square foot, reflecting the higher cost associated with New York leasing, where the majority of leasing during that period occurred. Tenant installation costs are summarized as follows:

(Millions)	**2002**	2001	2000
Commercial property tenant improvements			
Leasing commissions	**$ 9**	$ 15	$ 28
Tenant improvements – first generation space	**2**	—	—
Tenant improvements – second generation space	**38**	35	69
	$ 49	$ 50	$ 97

Brookfield also invests in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in its properties. Due to the relatively recent construction or major renovation of Brookfield's core properties as well as high-quality construction standards, recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures totaled $16 million in 2002, an increase of $2 million over 2001 due to re-glazing programs in two properties in Calgary. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments. It is expected that annualized non-revenue enhancing capital expenditures will remain approximately $6 to $10 million annually.

Revenue-enhancing capital expenditures, representing betterments to an asset or those that will reconfigure space to increase rentable area or increase current rental rates, as well as non-revenue enhancing expenditures, or those required to maintain the service life of an asset, are summarized as follows:

(Millions)	**2002**	2001	2000
Capital expenditures			
Revenue enhancing	**$ 10**	$ 8	$ 9
Non-revenue enhancing	**6**	6	3
	$ 16	$ 14	$ 12

DEVELOPMENT PROPERTIES

Development properties consist of both commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in the company's land development business and sold to builders for residential resale. The total book value of this development land and infrastructure was $944 million at December 31, 2002, an addition of $369 million over $575 million in 2001 and an increase of $575 million over $369 million in 2000. The majority of the increase in development properties is due to the acquisition of a 51% interest in Three World Financial Center in Lower Manhattan for $158 million in September 2002 and $197 million in additional expenditures related to the construction costs for the company's 300 Madison Avenue project in Midtown Manhattan, expected to be completed in the fall of 2003. The aggregate book value of Brookfield's residential land under development is $224 million. The details of the development property portfolio are as follows:

(Millions)	Buildable Sq. Ft.	**2002**	2001	Change
Commercial developments and infrastructure				
300 Madison Avenue	1,200,000	**$ 437**	$ 240	$ 197
Three World Financial Center	1,200,000	**170**	—	170
Bay-Adelaide Centre	1,800,000	**72**	68	4
Hudson's Bay Centre	1,092,000	**20**	14	6
Other				
Penn Station	2,500,000			
BCE Place III	800,000			
Republic Plaza	400,000			
	3,700,000	**21**	22	(1)
	8,992,000*	**720**	344	376
Residential development land and infrastructure		**224**	231	(7)
		$ 944	$ 575	$ 369

* *Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York*

In September 2002, Brookfield acquired 1.2 million square feet of space in the 2.1 million square foot Three World Financial Center tower which is home to the world headquarters of co-owner American Express. Brookfield has exclusive rights to lease 1.2 million square feet of space and is not entitled to rents attributable to the space occupied by American Express. Three World Financial Center was acquired with all repairs completed to damage sustained as a result of the collapse of the World Trade Center. However, substantial construction remains to be completed prior to occupancy and will not proceed until a lead tenant can be secured. As such, this property has been classified as a property under development, and all direct costs of the tower, including interest costs and property taxes, will be capitalized to the asset.

During 2001, Brookfield commenced construction of the approximately 1.2 million square foot, 35-story 300 Madison Avenue office tower in Midtown Manhattan following the leasing of the entire project to CIBC for a 30-year term. Ground breaking on the site, which is located between 41st and 42nd Streets at Madison Avenue, took place in the spring of 2001, with substantial completion currently expected in the fall of 2003. During 2002, an additional $197 million of costs were incurred in connection with the construction of the project and was funded through a loan secured by the project, thereby minimizing Brookfield's equity investment. CIBC has an option to acquire a 49% interest in this project for cost for two years following the substantial completion of the project.

In February 2001, Brookfield acquired a 50% interest in the Bay-Adelaide Centre office and residential development project, located at the corner of Bay and Adelaide Streets in downtown Toronto, for an initial investment of $40 million. Brookfield subsequently acquired two small buildings adjacent to the site fronting Bay Street to further enhance the value of the project.

In addition to 300 Madison Avenue and Three World Financial Center in New York, as well as the Bay-Adelaide Centre in Toronto, Brookfield has additional commercial development sites which provide internal growth opportunities. The status of each development project is as follows:

	Location	Ownership	Sq. Ft.	Status
New York				
300 Madison Avenue	42nd Street at Madison Avenue	100%	1,200,000	– Under construction; expected delivery in fall 2003
Three World Financial Center	200 Vesey Street at West Street	100%	1,200,000	– Under redevelopment
Penn Station	West 31st Street at 9th Avenue	100%	2,500,000	– Potentially being zoned for 2.5 million square feet of office
Toronto				
Bay-Adelaide Centre	Bay and Adelaide Streets	50%	1,000,000	– Office tower planning
			800,000	– Sale or joint venture for residential project
BCE Place III	Third tower of current BCE Place project	65%	800,000	– Planning
Hudson's Bay Centre	Yonge and Bloor Streets	25%	1,092,000	– Office and retail projects under redevelopment
No. 10 Bellair	Bloor and Bellair Streets	50%	400,000	– Residential condominiums, retail complex
Denver				
Republic Plaza	Downtown Denver	100%	400,000	– Planning
			9,392,000*	

* *Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York*

Brookfield's land development operations are focused in four markets: Calgary, Alberta; Toronto, Ontario; Edmonton, Alberta; and Denver, Colorado. The book value of these investments at December 31, 2002 was $224 million, compared with $231 million at the end of 2001.

RECEIVABLES AND OTHER

Receivables and other assets decreased to $769 million at December 31, 2002, down from $847 million at December 31, 2001 and $1,017 million in 2000 as a result of decreases in the company's future income tax assets as tax losses are utilized to shelter taxable income, and from repayments received on a subordinated note with Brookfield Homes which had a balance of $98 million at December 31, 2002, $215 million at the end of 2001 and $261 million at the end of 2000. The note bears interest at 10%, is due in 2005 and is subordinated to all other obligations of Brookfield Homes. The components of receivables and other assets are as follows:

(Millions)	**2002**	2001	2000
Real estate mortgages and receivables	**$ 465**	$ 506	$ 606
Non-core real estate assets held for sale	**51**	41	35
Prepaid expenses and other assets	**210**	210	205
Future income tax assets	**43**	90	171
Total	**$ 769**	$ 847	$ 1,017

LIABILITIES AND SHAREHOLDERS' INTERESTS

Brookfield's asset base of $8.3 billion, or $7.5 billion excluding the liabilities of Brookfield Homes on a pro forma basis, is financed with a combination of debt, preferred shares and common equity as follows:

(Millions)	Pro forma* 2002	2002	2001	2000
Commercial property debt	**$ 4,038**	**$ 4,038**	$ 4,376	$ 4,542
Commercial development property debt	**550**	**550**	230	160
Accounts payable and other liabilities	**429**	**429**	460	1,031
Liabilities of Brookfield Homes	**—**	**556**	583	549
Shareholders' interests				
Interest of others in properties	**84**	**84**	113	159
Preferred shares – corporate and subsidiaries	**579**	**579**	585	607
Convertible debentures	**—**	**—**	—	50
Common shares	**1,770**	**2,093**	1,944	1,787
	$ 7,450	**$ 8,329**	$ 8,291	$ 8,885

** Reflects the distribution of Brookfield Homes completed on January 6, 2003*

Commercial property and commercial development property debt

Total commercial property debt was $4.0 billion at December 31, 2002, compared with $4.4 billion at December 31, 2001 and $4.5 billion at the end of 2000. During 2002, sales of participating interests and the impact of contractual principal amortizations reduced debt by $518 million, offset by $180 million of additional financing on remaining assets. The commercial property debt at December 31, 2002 had an average interest rate of 7% and an average term to maturity of 10 years. Virtually all of Brookfield's commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Commercial property debt maturities for the next five years are as follows:

(Millions) Year	Scheduled Amortizations	Maturities	Total	Weighted Average Interest Rate at Dec. 31, 2002
2003	$ 97	$ 482	$ 579	7.5%
2004	114	24	138	6.7%
2005	122	128	250	6.0%
2006	130	178	308	8.1%
2007	134	145	279	7.0%
2008 and thereafter	—	2,484	2,484	6.9%
	$ 597	$ 3,441	$ 4,038	7.0%

The only significant maturity in the next five years is a $402 million non-recourse mortgage on One World Financial Center. It is expected that this mortgage will be refinanced on a short-term, floating rate basis with partial recourse, to facilitate flexibility in tenant discussions on this project and to minimize borrowing costs.

Total commercial development property debt was $550 million at December 31, 2002 compared with $230 million at December 31, 2001 and $160 million at the end of 2000. The increase is due in part to debt incurred of $150 million on the acquisition of Three World Financial Center. The 300 Madison Avenue development project was refinanced for a 30-year term in April 2002 for $400 million.

The largest property and development property mortgages, in order of maturity, are as follows:

Commercial Property	Location	Interest Rate %	Maturity Date	Brookfield Proportionate Mortgage Share (Millions)	Mortgage Details
One World Financial Center	New York	7.51	2003	$ 402	Non-recourse, fixed rate
Republic Plaza	Denver	9.00	2006	192	Non-recourse, fixed rate
Canada Trust Tower	Toronto	7.07	2007	65	Non-recourse, fixed rate
Trade Center Denver	Denver	7.00	2007	55	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.66	2008	65	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	51	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	500	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	423	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	44	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	232	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	786	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	427	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	118	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	35	Non-recourse, fixed rate
53 State Street	Boston	6.91	2023	78	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.83	2027	127	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	85	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	90	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate
Other property mortgages				413	Various terms
Total commercial and development property mortgages				$ 4,588	

During 2002, Brookfield refinanced $454 million of commercial property and development property mortgages following the successful completion of value-enhancement programs. These refinancings included the following:

Property (Millions)	Previous Mortgage	Refinanced Mortgage	Previous Interest Rate	Refinanced Interest Rate
300 Madison Avenue	$ 230	$ 400	8.00%	7.26%
Bay Wellington Tower	187	232	6.40%	6.49%
Trade Center Denver	37	55	7.00%	7.00%
	$ 454	$ 687	7.26%	6.98%

The refinancing of 300 Madison Avenue was completed with two tranches; the first $400 million refinanced the initial construction loan and provided additional proceeds to advance construction of the project. A second tranche, estimated to be approximately $160 million, will be funded through a commercial paper conduit facility and will be drawn to finance completion of the project. The final balance of this financing is subject to costs to complete the construction of this project.

Accounts payable and other liabilities

Accounts payable and other liabilities totaled $429 million, compared with $460 million in 2001. Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company and totaled $183 million in 2002, compared with $241 million in 2001. Total debt attributable to the land development business at December 31, 2002 was $85 million, compared with $126 million in 2001. This financing carried an average interest rate of 4.8% and relates to construction and development loans which are repaid from the sales proceeds of building lots and homes and other short-term advances. As new homes are constructed, loans are funded on a rolling basis.

Shareholder advances, included in these balances, bear interest at floating rates and can be drawn under a five-year termable revolving facility. Up to $150 million of this facility is convertible at either party's option into fixed-rate financing at 9.75% repayable in 2015.

Interests of others in properties

In addition to 100% owned subsidiaries, Brookfield conducts its commercial property operations through BPO Properties in Canada and through Brookfield Financial Properties, which holds the majority of company's interests in its New York and Boston assets. The following table details the components of interests of other shareholders as follows:

(Millions)	2002	2001	2000
BPO Properties	$ 64	$ 52	$ 49
Brookfield Financial Properties	20	61	110
	$ 84	$ 113	$ 159

The interests of other shareholders in Brookfield Financial Properties declined in 2002 due to the redemption of one of the partners of Brookfield Financial Properties for $56 million. Following the redemption, each of the remaining partners' percentage interest increased on a pro rata basis, with the company's ownership interest increasing to 98.5%.

The decrease in the interests owned by other shareholders at December 31, 2001 compared with December 31, 2000 resulted from Brookfield increasing its interest in Brookfield Financial Properties to 94.7% in June 2001 for a net investment of $60 million.

Preferred shares – corporate and subsidiaries

The company has $579 million of preferred equity outstanding as at December 31, 2002 – $238 million issued by Brookfield and $341 million issued by consolidated subsidiaries. This equity represents low cost capital for the company, without dilution to the common equity base. Dividends paid on preferred shares of the company are accounted for as capital distributions while dividends paid on preferred shares issued by subsidiaries are a component of minority interest expense. The details of these interests are as follows:

(Millions)	2002	2001	2000
Redeemable preferred shares issued by subsidiaries			
BPO Properties	$ 241	$ 240	$ 256
100%-owned subsidiaries	100	99	105
	341	339	361
Preferred shares issued by Brookfield	238	246	246
	$ 579	$ 585	$ 607

During 2002, the company issued eight million Class AAA, Series F preferred shares at a price of C$25.00 per share to yield 6% per annum. The net proceeds were used to redeem C$200 million of Class AAA preferred shares outstanding with an average coupon of 8.75% and held by Brascan Corporation. The Series F preferred shares commenced trading on the Toronto Stock Exchange on September 25, 2002 under the symbol BPO.PR.F with the first dividend on this new issue being paid on December 31, 2002. $67 million of Brookfield's preferred shares have exchange features which permit holders to tender them as currency in subscribing for common shares at the prevailing issue price under any share offerings completed by the company.

Subordinated convertible debentures

There are no subordinated convertible debentures outstanding at the end of 2002 or 2001. In August 2001, $50 million of 6% convertible debentures, due in June 2008, were converted into 2,622,100 common shares of the company in accordance with their terms. In June 2000, Brookfield's February 2007, 6% convertible debentures, with a face value of $201 million, were converted into 19,986,682 common shares in accordance with their terms.

Common shares

The company has 160.4 million issued and outstanding common shares. On a fully diluted basis, the company has 163.9 million common shares outstanding, calculated as follows:

	Expiry Date	Exercise Price	2002	2001	2000
Common shares outstanding			**160,364,416**	161,678,406	158,746,008
Add:					
Unexercised options	2008–2012	$ 12.99	**3,504,791**	3,282,889	3,436,529
Convertible debentures	2008	$ 19.07	—	—	2,622,100
Warrants	May 2003	$ 8.51	**64,000**	121,997	2,621,997
Common shares outstanding – fully diluted			**163,933,207**	165,083,292	167,426,634
Common shares repurchased			**1,385,900**	2,402,700	1,586,300

The fully diluted book value per common share at December 31, 2002 was $13.07 per share compared with $12.02 at December 31, 2001 and $11.34 at December 31, 2000. The book value of Brookfield's common equity was $2.1 billion at December 31, 2002, compared with a market equity capitalization of $3.5 billion, calculated as total common shares multiplied by $20.20, the closing price per common share on the New York Stock Exchange on December 31, 2002, plus preferred shares outstanding. This is prior to considering the impact of the distribution of Brookfield Homes which will reduce the company's book equity by $323 million, or approximately $2 per share.

In September 2002, Brookfield renewed its normal course issuer bid which permitted the company to acquire up to 5% of the common shares of Brookfield. During 2002, 1,385,900 of the common shares were acquired at an average price of $18.49. Between January 1, 2003 and February 4, 2003, Brookfield has acquired a further 150,600 shares at an average price of $18.18 per share.

During 2002, 57,997 common shares were issued on the exercise of warrants. During 2001, 2,622,100 common shares were issued as a result of the conversion of the June 2008, 6% convertible debentures, and a further 2,500,000 common shares were issued on the exercise of warrants to purchase common shares.

Pursuant to the distribution of Brookfield Homes on January 6, 2003, the Board of Directors approved a methodology for adjusting downward the exercise price of all outstanding stock options at that date, to give effect to this distribution. This methodology, developed in consultation with the Toronto Stock Exchange, resulted in the exercise price of all outstanding stock options being reduced by $1.00 effective February 4, 2003. In addition, the exercise price of the outstanding warrants were adjusted downward by C$1.56 in accordance with their terms.

Discontinued operations

On October 29, 2002, the Board of Directors approved the special distribution of the company's U.S. residential home building business, Brookfield Homes Corporation ("Brookfield Homes"). Brookfield Homes commenced trading on the NYSE under the symbol "BHS" on January 7, 2003. This transaction allows Brookfield to focus on its core business of owning and operating premier office properties in select North American city centers, as well as enabling shareholders to maximize the value of their interest in Brookfield's U.S. residential home building operations by continuing as a shareholder or monetizing their investment.

Common shareholders of record on January 2, 2003, received a special distribution equivalent to one-fifth of a Brookfield Homes share for each Brookfield common share that they owned. The value of the special dividend, based on a book value of $323 million of equity, was $2.00 per Brookfield common share and resulted in a reduction in the stated value of the company's common equity of $323 million, as approved by the company's shareholders on December 16, 2002. The company has not retained any common share ownership of Brookfield Homes, however, it retains a $98 million subordinated note receivable maturing on December 31, 2005, which bears interest at 10%.

At December 31, 2002, total assets of Brookfield Homes included in the company's assets were $879 million, an increase of $7 million over 2001 and $117 million over 2000. These assets are financed at the asset level by $556 million in construction debt facilities, payables and subordinated debt at December 31, 2002. Reflecting the distribution as if it were completed at December 31, 2002, the pro forma balance sheet of Brookfield Homes is as follows:

(Millions)	**2002**	2001	2000
Assets			
Residential housing inventory	**$ 734**	$ 749	$ 632
Development properties	**40**	18	27
Receivables and other	**105**	105	103
	$ 879	$ 872	$ 762
Liabilities			
Residential construction financing	**$ 345**	$ 318	$ 219
Accounts payable and other liabilities	**113**	50	69
Subordinated debt	**98**	215	261
Common shares	**323**	289	213
	$ 879	$ 872	$ 762

Contributions to income from discontinued operations are comprised entirely of the results of operations from Brookfield's U.S. residential home building business. This contribution to total funds from operations increased to $73 million in 2002 from $65 million in 2001 and $50 million in 2000 as continued low interest rates increased demand for homes in Brookfield Homes' markets throughout California and Northern Virginia. After considering the impact of future income taxes, Brookfield Homes contributed $44 million to net income, an increase of 13% over 2001 and 47% over 2000.

LIQUIDITY AND CAPITAL RESOURCES

Brookfield employs a broad range of financing strategies to facilitate growth and manage financial risk, with particular focus on the overall reduction of the weighted average cost of capital, thereby enhancing returns for common shareholders.

Brookfield's funds from operations, defined as income from commercial properties prior to non-cash taxes and depreciation, represents the primary source of liquidity to fund debt service, dividend payments, and recurring capital and leasing costs in our commercial property portfolio. Sufficient cashflows are generated by the company's properties to service these obligations. In addition, Brookfield's tax status as a corporation and substantial tax loss pools allow it to reinvest and retain cash generated by operations without incurring cash taxes.

During 2002, Brookfield generated in excess of $530 million in additional capital through the sale of participating interests in select properties and non-core assets, corporate and property-specific financing initiatives including the issuance of $123 million in preferred share capital and establishment of an additional $100 million in term credit facilities. In the short term, cash generated from these initiatives was utilized to fund acquisitions, repay corporate debt, redeem higher rate preferred shares and repurchase common shares.

It is expected that in 2003, in addition to over $250 million of cashflow generated from operations, the company will generate in excess of $300 million in additional capital through further sales of participating interests for reinvestment in the business or common shares of Brookfield.

Cost of capital

Brookfield continually strives to reduce the weighted average cost of capital and improve common shareholders' equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

Brookfield's weighted average cost of capital, utilizing a 20% return on equity, is 9.73%. Brookfield's cost of capital is lower than many of its peers because of the greater amount of investment-grade financing which can be placed on the company's assets, a function of the high-quality assets and tenant base which comprise the majority of Brookfield's portfolio.

Commercial property debt assumed by Brookfield is primarily fixed rate and non-recourse to the company. These investment-grade financings are typically structured on a 50% to 60% loan to appraised value basis. In addition, in certain circumstances where a building is leased almost exclusively to a high-quality tenant, a higher loan to value financing, based on the tenant's credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces the company's equity requirements to finance the property, and as a result, enhances equity returns.

RESULTS OF OPERATIONS

Funds from operations

Funds from operations (FFO) is defined as net income, prior to extraordinary items, non-cash items and depreciation and amortization of capital assets. While Brookfield believes that funds from operations is the most relevant measure to analyze real estate, based on the fact that commercial properties generally appreciate rather than depreciate, the company believes that both funds from operations and net income are relevant measures. The company computes funds from operations in accordance with the definitions of the National Association of Real Estate Investment Trusts ("NAREIT") in the United States and the Canadian Institute of Public and Private Real Estate Company ("CIPPREC") in Canada. Funds from operations does not represent cash generated from operating activities determined in accordance with Generally Accepted Accounting Principles ("GAAP") in the United States or Canada and should not be considered as an alternative to net income determined in accordance with GAAP.

Funds from operations as defined by NAREIT and CIPPREC includes the contribution from discontinued operations. However, for purposes of comparability and consistency with current and future financial statement presentation, the following discussion excludes amounts related to Brookfield Homes, which has been presented as a discontinued operation in the company's consolidated financial results.

Brookfield's strong tenant base, proactive leasing strategies and gains on sales of partial interests in the company's core office portfolio contributed to an increase in funds from continuing operations and gains of 12% to $374 million in 2002, compared with $334 million in 2001. Excluding lease termination income and gains, funds from continuing operations increased 15% to $1.87 per share, compared with $1.63 in 2001. Net income from continuing operations increased by 17% to $236 million or $1.34 per share on a diluted basis. A summary of the components of Brookfield's funds from operations and net income are as follows:

(Millions)	2002	2001	2000
Total revenue	$ 1,372	$ 1,428	$ 1,369
Net operating income			
Commercial property operations	$ 660	$ 672	$ 611
Development and residential operations	22	20	27
Interest and other income	48	42	45
	730	734	683
Unallocated costs	356	400	415
Funds from continuing operations and gains	374	334	268
Depreciation and amortization	80	76	66
Non-cash taxes and other provisions	58	56	62
Net income before discontinued operations	$ 236	$ 202	$ 140
Income from discontinued operations	44	39	30
Net income	$ 280	$ 241	$ 170
Funds from operations per share – diluted			
Continuing operations – prior to lease termination income and gains	$ 1.87	$ 1.63	$ 1.45
Lease termination income and gains	0.31	0.29	0.11
Discontinued operations	0.45	0.40	0.32
	$ 2.63	$ 2.32	$ 1.88
Net income per share – diluted			
Continuing operations – prior to lease termination income and gains	$ 1.09	$ 0.90	$ 0.68
Lease termination income and gains	0.25	0.22	0.08
Discontinued operations	0.27	0.24	0.19
	$ 1.61	$ 1.36	$ 0.95

After providing for preferred share dividends, Brookfield's FFO per diluted share, prior to and including income from lease terminations and gains, is determined as follows:

	2002		2001		2000	
(Millions, except per share amounts)	**Total**	**Excluding Gains**	Total	Excluding Gains	Total	Excluding Gains
Funds from continuing operations	**$ 374**	**$ 322**	$ 334	$ 286	$ 268	$ 250
Preferred share dividends	**(19)**	**(19)**	(19)	(19)	(20)	(20)
	$ 355	**$ 303**	$ 315	$ 267	$ 248	$ 230
Weighted average shares outstanding	**162.3**	**162.3**	163.5	163.5	158.5	158.5
FFO per share	**$ 2.18**	**$ 1.87**	$ 1.92	$ 1.63	$ 1.56	$ 1.45

Net income

Brookfield's net income per share from continuing operations increased 20% in 2002, to $1.34 per diluted share including gains and 21% to $1.09 per diluted share excluding gains, calculated as follows:

	2002		2001		2000	
(Millions, except per share amounts)	**Total**	**Excluding Gains**	Total	Excluding Gains	Total	Excluding Gains
Net income from continuing operations	**$ 236**	**$ 194**	$ 202	$ 166	$ 140	$ 128
Preferred share dividends	**(19)**	**(19)**	(19)	(19)	(20)	(20)
Net income for common shares	**$ 217**	**$ 175**	$ 183	$ 147	$ 120	$ 108
Weighted average shares outstanding	**162.3**	**162.3**	163.5	163.5	158.5	158.5
Net income per share – diluted	**$ 1.34**	**$ 1.09**	$ 1.12	$ 0.90	$ 0.76	$ 0.68

It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts ("REITS"), as REITS are not subject to taxation, provided they remain in compliance with specific tax codes. If the impact of taxes on net income was eliminated, net income from continuing operations would increase to $1.70 per share on a diluted basis in 2002, $1.46 per share on a diluted basis in 2001 and $1.15 per share on a diluted basis in 2000.

Commercial property operations

During 2002, commercial property operations contributed $660 million of operating income, compared with $672 million in 2001 and $611 million in 2000. The components of the contribution from the commercial property operations are as follows:

(Millions)	**2002**	2001	2000
Commercial property operations			
Operating income from current properties	**$ 585**	$ 555	$ 506
Operating income from properties sold	**15**	62	86
Lease termination income and gains	**60**	55	19
Total commercial property operations	**$ 660**	$ 672	$ 611

The financial results for the company's commercial property operations are discussed in greater detail on page 18 of this report.

Development and residential operations

Earnings from Brookfield's development operations are derived solely from the residential land development operations. Brookfield's residential land development operations are focused on four markets: Calgary, Alberta; Toronto, Ontario; Edmonton, Alberta; and Denver, Colorado. Development income increased to $22 million in 2002, compared with $20 million in 2001 as low interest rates continued to make home ownership very affordable, therefore increasing demand. Lot and home sales for 2002, including lots sold to third-party homebuilders, totaled 3,279, compared with 2,278 in 2001 and 2,956 in 2000. With continued low interest rates and strong demand, contributions from these operations could increase by as much as 10% in 2003.

Interest and other income

Interest and other income includes interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. Interest and other income increased to $48 million in 2002 compared with $42 million in 2001 due to gains realized on the sale of non-core assets and higher loan balances as a result of the impact of vendor financing on the sale of selected properties.

Unallocated costs

Unallocated costs were $356 million for the year ended December 31, 2002, compared with $400 million in 2001. The amounts are comprised of interest expense, administrative and development expenses and other shareholders' interests, as follows:

Interest expense

Interest expense declined 13% to $284 million in 2002, compared with $328 million in 2001. This decrease is largely a result of the reduction of debt on the sale of participating interests in the core commercial property portfolio, offset partially by the placement of higher levels of investment-grade debt on properties.

Administrative and development expenses

Administrative costs for 2002 declined by $3 million over 2001 and 2000, due to the reduction in operational overheads in the commercial property group, offset by $1 million of compensation expense related to stock options granted in 2002. Brookfield adopted the new Canadian accounting standard effective January 1, 2002 and commenced expensing the cost of stock options. Under this new accounting policy, opening retained earnings was reduced by $8 million representing the cumulative cost of the company's stock options granted and outstanding at January 1, 2002.

Other shareholders' interests – expenses

Other shareholders' interests in the income from properties, consolidated in the company's accounts, consist of earnings attributable to properties represented by the interests not owned by Brookfield in BPO Properties and Brookfield Financial Properties, as well as dividends on preferred shares of these and other wholly-owned subsidiaries held by other shareholders.

The following outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield:

(Millions)	Type	**2002**	2001	2000
BPO Properties	Redeemable preferred shares*	**$ 7**	$ 11	$ 14
100%-owned subsidiaries	Redeemable preferred shares*	**4**	5	9
Dividends – preferred shares of subsidiaries		**11**	16	23
BPO Properties	Participating interests	**12**	7	7
Brookfield Financial Properties	Participating interests	**7**	5	16
Brookfield residential operations	Participating interests	**—**	—	1
Other shareholders' interests in subsidiary earnings		**19**	12	24
Total		**$ 30**	$ 28	$ 47

* *Non-participating*

Dividends paid on preferred shares have declined over the past two years from $23 million in 2000 to $11 million in 2002 due to the decline in interest rates, as these obligations are floating in nature.

Other shareholders' interests increased to $19 million in 2002 from $12 million in 2001 due to the gains realized on sales of participating interests in assets held by BPO Properties, specifically Exchange Tower in Toronto and Bankers Hall in Calgary. Other shareholders' interests attributable to Brookfield Financial Properties declined over 2000 levels due to an increase in ownership interest by Brookfield during this period to 98.5%.

REAL ESTATE INDUSTRY AND RISKS

Brookfield's strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments generated by the tenants of those assets. However, Brookfield remains exposed to certain risks inherent in the commercial property business.

In evaluating Brookfield and its business, the following challenges and risk factors should be considered in addition to the other information contained in this annual report.

Real estate industry

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Brookfield's properties are subject to mortgages, which require significant debt service payments. If Brookfield were unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or of sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit Brookfield's ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which Brookfield operates in times of illiquidity.

Financing

Upon the expiry of the term of the financing on any particular property owned by Brookfield, refinancing on a conventional mortgage loan basis may not be available in the amounts required or may be available only on terms less favorable to Brookfield than the existing financing. This will be dependent upon the economic circumstances prevailing at such time. To mitigate the risks of refinancing, Brookfield has reduced loan to value ratios, fixed interest rates, increased cashflow coverages and extended the term of most of its loans. Despite this, Brookfield relies on lenders to refinance long-term property mortgages as they come due. Also, a credit disruption in the capital markets could have an adverse impact on Brookfield's ability to implement its current leasing plans. Brookfield currently has $615 million of debt with variable interest rates, therefore operating performance would be negatively affected if interest rates increase.

Commercial properties

Brookfield's income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to Brookfield than the existing lease. Brookfield could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms.

Brookfield is dependent on leasing market conditions to ensure that vacant commercial space is leased, expiring leases are renewed and new tenants are found to fill vacancies. While it is not expected that markets will significantly change in the near future, a disruption in the economy could have a significant impact on how much space tenants will lease and the rental rates paid by tenants. This would affect the income produced by Brookfield's commercial property group as a result of downward pressure on net effective rents.

Environmental matters

As an owner and manager of real property, Brookfield is subject to various United States and Canadian federal, provincial, state and municipal laws relating to environmental matters. These laws could hold Brookfield liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect Brookfield's ability to sell its real estate or to borrow using real estate as collateral, and could potentially also result in claims or other proceedings against Brookfield. Brookfield is not aware of any material non-compliance with environmental laws at any of its properties. Brookfield is also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of its properties or any material pending or threatened claims relating to environmental conditions at its properties. Brookfield has formal policies and procedures to review and monitor environmental exposure. Brookfield has made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and Brookfield may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have a material adverse effect on its business, financial condition or results of operation.

Foreign exchange fluctuations

While 20% of Brookfield's assets and revenues originate in Canada, Brookfield has substantially matched its Canadian assets with Canadian liabilities. As a result, Brookfield is generally not materially impacted by the movement in the Canadian to US dollar exchange rate.

Ground lease risks

Six of Brookfield's major properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to Brookfield and any co-venturers or partners. Under the terms of a typical ground lease, Brookfield and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land together with all improvements made will revert to the owner of the land upon the expiration of the lease term. Four properties in New York, in which Brookfield has an ownership interest through Brookfield Financial Properties, are subject to land leases held by the Battery Park City Authority in New York. These four ground leases expire in 2069. If possible, Brookfield will attempt to purchase these leases as they become available, but cannot be assured of this. The fifth major ground lease is on the land under the Bay Wellington Tower in BCE Place in Toronto which expires in 2085. The company holds the right of first purchase to acquire this ground lease. The sixth ground lease is on the land under 53 State Street in Boston in which Brookfield has an ownership interest through Brookfield Financial Properties. This ground lease expires in 2039. The company has a purchase option to acquire this ground lease exercisable in 2029. An event of default by Brookfield under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time.

Competition

Each segment of the real estate business is competitive. Numerous other developers, managers and owners of office properties compete with Brookfield in seeking tenants, management revenues and prospective purchasers. Although it is Brookfield's strategy to own premier office properties in each market in which it operates, some of the office properties of Brookfield's competitors may be newer, better located or better capitalized. The existence of competing developers, managers and owners for Brookfield's tenants could have a material adverse effect on Brookfield's ability to lease space in its properties and on the rents charged or concessions granted. This could adversely affect Brookfield's revenues and its ability to meet its obligations.

Insurance covering acts of terrorism

Brookfield has insurance covering certain acts of terrorism for up to $300 million of damage and business interruption costs. Brookfield continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company. Brookfield believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of the company's properties.

General uninsured losses

Brookfield carries comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. Brookfield also self insures a portion of certain of these risks. There are, however, certain types of risks (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Brookfield currently has insurance for earthquake risks, subject to certain policy limits, deductibles and self insurance arrangements, and will continue to carry such insurance if it is economical to do so. Should an uninsured or underinsured loss occur, Brookfield could lose its investment in, and anticipated profits and cashflows from, one or more of its properties, and Brookfield would continue to be obligated to repay any recourse mortgage indebtedness on such properties, although at December 31, 2002, minimal recourse mortgage debt existed. Additionally, although Brookfield generally obtains owner's title insurance policies for its U.S. properties, the amount of coverage under these policies may be less than the full value of the properties. If a loss occurs resulting from a title defect with respect to a property where there is no title insurance or the loss is in excess of insured limits, Brookfield could lose all or part of its investment in, and anticipated profits and cashflows from, such a property.

Tenant defaults

At any time a tenant of any of Brookfield's properties may seek the protection of bankruptcy, insolvency or similar laws, which could result in the rejection and termination of the tenant's lease and thereby cause a reduction in the cashflow available to Brookfield. Although Brookfield has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy or similar protection in the future or, if any tenants do file for protection, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may cause the loss of the tenant or may weaken its financial condition and result in the failure to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. Merrill Lynch, which is rated Aa3 by Moody's and A+ by Standard & Poor's, is a major tenant of Brookfield and occupies approximately 13% of the effective square feet owned by Brookfield. If Merrill Lynch were not in a position to make rental payments, this could have an adverse effect on the profits and cashflow of Brookfield's operations.

Impact of September 11, 2001

On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site – One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and opened in September 2002.

To date, approximately $182 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the tenant triple-net leases with Merrill Lynch. Brookfield's insurance claim adjustment process is ongoing due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

To date, there have been no material lease cancellations in the New York office portfolio as a result of September 11, 2001. Brookfield conducted a full review of all its leases with various outside legal experts and concluded that it has complied with all conditions necessary to maintain its leases in good standing.

Forward-looking statements

The company's annual report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matter, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OUTLOOK

The company remains focused on delivering on performance targets and creating shareholder value. With a strong financial position, a solid growth strategy and a dedicated team, Brookfield is poised to deliver on its commitments to shareholders.

Steven J. Douglas
Executive Vice President and Chief Financial Officer

Exhibit 2.8

Management's Responsibility for the Financial Statements

The consolidated financial statements and management's financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate, and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and, where appropriate, reflect estimates based on management's best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as auditors is set out below.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee which meets regularly with the auditors and management to review the activities of each. The Audit Committee, which is comprised of four directors who are not officers of the company, reports to the Board of Directors.

Richard B. Clark
President and Chief Executive Officer
February 4, 2003

Steven J. Douglas
Executive Vice President and Chief Financial Officer

Auditors' Report

To the Shareholders,

We have audited the consolidated balance sheets of Brookfield Properties Corporation as at December 31, 2002, 2001 and 2000 and the consolidated statements of income, retained earnings and cashflow for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002, 2001 and 2000 and the results of its operations and its cashflows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Toronto, Canada
February 4, 2003

Consolidated Balance Sheet

December 31 (US Millions)	note	**2002**	2001	2000
Assets				
Commercial properties	2	**$ 5,661**	$ 5,802	$ 6,368
Development properties	3	**944**	575	537
Receivables and other	4	**769**	847	1,017
Cash and cash equivalents	1	**76**	195	201
Assets of Brookfield Homes Corporation	5	**879**	872	762
		$ 8,329	$ 8,291	$ 8,885
Liabilities				
Commercial property debt	7	**$ 4,038**	$ 4,376	$ 4,542
Commercial development property debt	7	**550**	230	160
Accounts payable and other liabilities	8	**429**	460	1,031
Liabilities of Brookfield Homes Corporation	5	**556**	583	549
Shareholders' interests				
Interests of others in properties	9, 14	**84**	113	159
Preferred shares – subsidiaries and corporate	10	**579**	585	607
Convertible debentures	11	**—**	—	50
Common shares	12	**2,093**	1,944	1,787
		$ 8,329	$ 8,291	$ 8,885

See accompanying notes to the consolidated financial statements.

On behalf of the Board,

Gordon E. Arnell
Chairman

Richard B. Clark
President and Chief Executive Officer

Consolidated Statement of Income

December 31 (US Millions, except per share amounts)	note	**2002**	2001	2000
Total revenues		**$ 1,372**	$ 1,428	$ 1,369
Net operating income				
Commercial property operations	13			
Operating income from current properties		**$ 585**	$ 555	$ 506
Operating income from properties sold		**15**	62	86
Lease termination income and gains		**60**	55	19
Total commercial property operations		**660**	672	611
Development and residential operations	13	**22**	20	27
Interest and other		**48**	42	45
		730	734	683
Expenses				
Interest		**284**	328	324
Administrative and development		**42**	44	44
Interest of others in properties		**30**	28	47
Income before undernoted		**374**	334	268
Depreciation and amortization		**80**	76	66
Taxes and other non-cash items	6	**58**	56	62
Net income from continuing operations		**236**	202	140
Income from discontinued operations	5	**44**	39	30
Net income		**$ 280**	$ 241	$ 170
Net income per share – basic	1			
Continuing operations		**$ 1.35**	$ 1.12	$ 0.77
Discontinued operations		**0.27**	0.25	0.21
		$ 1.62	$ 1.37	$ 0.98
Net income per share – diluted	1			
Continuing operations		**$ 1.34**	$ 1.12	$ 0.76
Discontinued operations		**0.27**	0.24	0.19
		$ 1.61	$ 1.36	$ 0.95

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Retained Earnings

December 31 (US Millions, except per share amounts)	note	**2002**	2001	2000
Retained earnings – beginning of year	12	**$ 441**	$ 274	$ 170
Change in accounting policy – stock-based compensation	1	**(8)**	—	—
Net income		**280**	241	170
Shareholder distributions				
Dividends paid on corporate preferred shares		**(19)**	(19)	(20)
Dividends paid on common shares		**(64)**	(53)	(37)
Convertible debenture interest		—	(2)	(9)
Retained earnings – end of year	12	**$ 630**	$ 441	$ 274

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Cashflow

December 31 (US Millions)	note	2002	2001	2000
Operating activities				
Net income		**$ 280**	$ 241	$ 170
Depreciation and amortization		**80**	76	66
Taxes and other non-cash items		**87**	82	82
Funds from operations and gains		**447**	399	318
Gains		**(60)**	(54)	—
Income from discontinued operations, before tax		**(73)**	(65)	(50)
Commercial property tenant improvements		**(49)**	(50)	(97)
Other		**40**	168	34
Cashflow from operating activities		**305**	398	205
Financing activities and capital distributions				
Commercial property debt arranged		**557**	1,341	183
Commercial property debt repayments		**(632)**	(1,050)	(74)
Other advances	19	**(59)**	(530)	(16)
Common shares of Brookfield and subsidiaries acquired		**(26)**	(102)	(67)
Common shares issued		**1**	25	4
Preferred shares issued, net		**123**	—	—
Preferred shares redeemed		**(126)**	—	—
Cashflow retained from (distributed to) other shareholders		**(30)**	14	24
Preferred share dividends and convertible debenture interest		**(19)**	(21)	(29)
Common share dividends		**(64)**	(53)	(37)
Cashflow used in financing activities and capital distributions		**(275)**	(376)	(12)
Investing activities				
Dispositions and (acquisitions) of real estate, net	19	**114**	137	(162)
Development and redevelopment investments		**(206)**	(101)	(47)
Capital expenditures		**(16)**	(14)	(12)
Other investments and liabilities		**(55)**	(80)	(10)
Cashflow used in investing activities		**(163)**	(58)	(231)
Discontinued operations	5	**14**	30	25
Decrease in cash resources		**(119)**	(6)	(13)
Opening cash and cash equivalents		**195**	201	214
Closing cash and cash equivalents		**$ 76**	$ 195	$ 201

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

(a) General

The consolidated financial statements are prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants ("CICA"). The company's accounting policies and its financial disclosure are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC").

(b) Principles of consolidation

The consolidated financial statements include:

(i) the accounts of all subsidiaries of Brookfield Properties Corporation (the "company") including its wholly-owned operations, as well as BPO Properties Ltd. ("BPO Properties") and Brookfield Financial Properties Inc. ("Brookfield Financial Properties"); and

(ii) the accounts of all subsidiaries' incorporated and unincorporated joint ventures and partnerships to the extent of the company's proportionate interest in their respective assets, liabilities, revenue and expenses.

The company's ownership interests in operating entities which are not wholly owned are as follows:

(i) Brookfield Financial Properties: The company owns a 98.5% (2001 – 94.7% and 2000 – 89.5%) limited partnership equity and general partnership interest in Brookfield Financial Properties.

(ii) BPO Properties: The company owns 87% (2001 and 2000 – 87%) on an equity basis and 47% (2001 and 2000 – 47%) on a voting basis of the common shares of BPO Properties.

(c) Properties

(i) Commercial properties

Commercial properties held for investment are carried at the lower of cost less accumulated depreciation and net recoverable amount. For operating properties and properties held for long-term investment, a write-down to estimated net recoverable amount is recognized when a property's undiscounted future cashflow is less than its carried value. Projections of future cashflow take into account the specific business plan for each property and management's best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Depreciation on buildings is provided on the sinking-fund basis over the useful lives of the properties to a maximum of 60 years. The sinking-fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined with reference to each rental property's carried value, remaining estimated useful life and residual value. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

(ii) Development properties – commercial

Commercial properties under development consist of properties for which a major repositioning program is being conducted and for properties which are under construction. These properties are recorded at the lower of cost, including pre-development expenditures, and the net recoverable amount.

(iii) Development properties – residential

Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(iv) Properties held for sale

Properties held for sale are recorded at the lower of cost and net realizable value. Income received relating to properties held for sale is applied against the carried value of these properties.

(d) Capitalized costs

Costs are capitalized on commercial and residential properties which are under development, home building properties and other properties held for sale, including all expenditures incurred in connection with the acquisition, development, construction and initial predetermined leasing period. These expenditures consist of all direct costs, interest on debt that is related to these assets and certain administrative expenses. Ancillary income relating specifically to such properties during the development period is treated as a reduction of costs.

(e) Revenue recognition

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cashflow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved. Prior to this, the property is categorized as a rental property under development, and related revenue is applied to reduce development costs.

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and large corporation taxes. Percentage participating rents are recognized when tenants' specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Income from the sale of land and other properties is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in development property or residential inventory assets.

(f) Income taxes

The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used. See Note 6 for additional information on the composition of the income tax assets and expense.

(g) Reporting currency and foreign currency translation

Effective December 31, 2000, the US dollar was adopted as the reporting currency of the company.

The consolidated financial statements have been presented in US dollars as the company's principal investments and cashflow are influenced primarily by the US dollar. Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate in effect for the period presented. The company's operations in Canada are self-sustaining in nature and as such, cumulative gains and losses arising from the consolidation of the assets and liabilities of these operations are recorded as a separate component of shareholders' equity.

Historical financial statements and related notes for December 31, 2000 have been restated into US dollars using the prevailing rate at that date of C$1.49 per US$1.00. All amounts expressed in the financial statements are in US dollars unless otherwise noted.

(h) Per share calculations

Effective January 1, 2001, the company adopted the treasury method of accounting for earnings per share. All earnings per share numbers have been retroactively restated and the changes are not material.

Net income per common share has been calculated after providing for preferred share dividends using the weighted average number of basic common shares outstanding of 161.1 million (2001 – 159.9 million, 2000 – 144.0 million) and diluted common shares outstanding of 162.3 million (2001 – 163.5 million, 2000 – 158.5 million).

(i) Cash and cash equivalents

Cash and cash equivalents include $69 million (2001 – $156 million, 2000 – $147 million) which is designated for property-specific taxes, operating costs and tenant improvement expenditures, unless otherwise approved by the respective property mortgage holder.

(j) Use of estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

(k) Funds from operations

Funds from operations ("FFO") is a measurement defined by CIPPREC as net income before certain items including non-cash tax charges, depreciation and amortization. As a result, this amount has been included as a separate line on the consolidated statement of cashflow.

(l) Stock-based compensation

Effective January 1, 2002, the company adopted the new accounting standard issued by the CICA on stock-based compensation and other stock-based payments. The new standard was applied retroactively without restatement of prior year results. The company accounts for stock options using the fair value method, under which compensation expense is measured at the grant date using an option pricing model and recognized over the vesting period. The cumulative effect on opening retained earnings is $8 million.

NOTE 2: COMMERCIAL PROPERTIES

(Millions)	**2002**	2001	2000
Commercial properties	**$ 6,029**	$ 6,117	$ 6,642
Less: accumulated depreciation	**(368)**	(315)	(274)
Total	**$ 5,661**	$ 5,802	$ 6,368

(a) Commercial properties, carried at a net book value of approximately $2,362 million, are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $1,015 million in total on an undiscounted basis.

(b) Construction costs of $9 million (2001 – $17 million, 2000 – $31 million), interest costs of nil (2001 – nil, 2000 – $3 million) and general and administrative expenses of nil (2001 and 2000 – $1 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2002.

(c) The following amounts represent the company's proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company's commercial and development properties:

(Millions)	**2002**	2001	2000
Assets	**$ 1,705**	$ 1,362	$ 898
Liabilities	**965**	758	534
Operating revenues	**231**	174	129
Operating expenses	**91**	61	46
Net income	**70**	59	48
Cashflow from operating activities	**81**	76	51
Cashflow from financing activities	**4**	4	(3)
Cashflow from investing activities	**(31)**	(73)	(30)

NOTE 3: DEVELOPMENT PROPERTIES

Development properties include commercial developments, primarily for office development and residential land under and held for development.

(Millions)	**2002**	2001	2000
Commercial developments	**$ 720**	$ 344	$ 193
Residential development land	**224**	231	344
Total	**$ 944**	$ 575	$ 537

Commercial developments include commercial land, and rights and options which represent developable land and construction costs. Residential development land includes fully entitled lots and land in processing. The company capitalizes interest and administrative and development costs to both commercial and residential development properties. During 2002, the company capitalized construction and related costs of $189 million (2001 – $61 million, 2000 – $16 million) and $28 million (2001 – $17 million, 2000 – nil) of interest to its commercial development sites. During 2002, after interest recoveries of $20 million (2001 – $35 million, 2000 – $12 million), the company capitalized to its residential land operations a net $9 million (2001 – recovered net $11 million, 2000 – recovered net $4 million) of interest and capitalized a net nil (2001 – nil, 2000 – $1 million) of administrative and development costs. In connection with residential land development operations, these costs are expensed as land is sold. The company, through its subsidiaries, is contingently liable for obligations of its associates in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations with the balance shared among the participants in accordance with predetermined joint-venture arrangements.

NOTE 4: RECEIVABLES AND OTHER

A description of these assets is as follows:

(Millions)	**2002**	2001	2000
Real estate operating receivables and mortgages	**$ 465**	$ 506	$ 606
Non-core real estate assets held for sale	**51**	41	35
Future income tax assets (Note 6)	**43**	90	171
Prepaid expenses and other assets	**210**	210	205
Total	**$ 769**	$ 847	$ 1,017

Included in real estate operating receivables and mortgages is a $98 million (2001 – $215 million, 2000 – $261 million) subordinated note receivable from Brookfield Homes Corporation. The note bears interest at 10% and is due on December 31, 2005.

NOTE 5: DISCONTINUED OPERATIONS

On October 29, 2002, the Board of Directors approved the special distribution of the company's U.S. residential home building business, Brookfield Homes Corporation ("Brookfield Homes").

On January 6, 2003, the distribution date, the company's common shareholders of record on January 2, 2003 received a special distribution equivalent to one-fifth of a Brookfield Homes share for each common share of the company that they owned. The value of the special distribution, based on a book value of $323 million of equity, was $2.00 per Brookfield common share. The distribution was in the form of a return of capital, as approved by the company's shareholders on December 16, 2002, totaling $323 million and resulted in a reduction of the common equity of the company of $323 million. Summarized financial information for Brookfield Homes is as follows:

December 31 (Millions)	**2002**	2001	2000
Residential housing inventory	**$ 734**	$ 749	$ 632
Development properties	**40**	18	27
Other assets	**105**	105	103
Total assets	**879**	872	762
Residential construction financing	**345**	318	219
Accounts payable and other	**113**	50	69
Subordinated debt	**98**	215	261
Net assets of discontinued operations	**$ 323**	$ 289	$ 213
Revenue	**$ 897**	$ 852	$ 731
Net income from discontinued operations, before taxes	**$ 73**	$ 65	$ 50
Income taxes	**29**	26	20
Results of discontinued operations	**$ 44**	$ 39	$ 30
Cashflow (used in) provided by operating activities	**$ (13)**	$ (69)	$ 25
Cashflow provided by financing activities	**27**	99	—
Cashflow used in investing activities	**—**	—	—
Cashflow provided by discontinued operations	**$ 14**	$ 30	$ 25

During 2002, after interest recoveries of $39 million (2001 – $40 million, 2000 – $30 million), the company recovered from its residential development operations a net $9 million (2001 – $4 million, 2000 – capitalized net $12 million) of interest. In connection with residential development operations, these costs are expensed as building lots and homes are sold.

Residential construction financing totaled $345 million (2001 – $318 million, 2000 – $219 million). Residential construction financing relates to construction and development loans which are repaid out of the proceeds from the sale of building lots, single-family and condominium homes. As new homes are constructed, further loan facilities are arranged on a rolling basis. The weighted average interest rate on these facilities as at December 31, 2002 was 4.7% (2001 – 5.1%, 2000 – 9.8%). $215 million is due by the end of 2003, and the remaining balances are due prior to 2006.

Subordinated debt represents advances to Brookfield Homes from the company pursuant to various facilities which are drawn and repaid on a revolving basis. The facilities bear interest at the US prime rate, have no fixed terms of repayment and matured on December 31, 2002. Pursuant to the distribution of Brookfield Homes, these facilities have been replaced, in part, by an unsecured subordinated note bearing interest at 10% and maturing on December 31, 2005.

NOTE 6: INCOME TAXES

Future income tax assets consist of the following:

(Millions)	**2002**	2001	2000
Future income tax assets related to non-capital and capital losses	**$ 385**	$ 421	$ 461
Future income tax liabilities related to differences in tax and book basis, net	**(342)**	(331)	(290)
Total	**$ 43**	$ 90	$ 171

The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $154 million that relate to non-capital losses which expire over the next seven years, and $30 million that relate to capital losses which have no expiry. The company's U.S. subsidiaries have future income tax assets of $201 million that relate to net operating losses which expire over the next 18 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $443 million.

Future income tax expense consists of the following:

(Millions)	**2002**	2001	2000
Income tax expense at the Canadian federal and provincial income tax rate of 37.5% (2001 – 40.6%, 2000 – 42.8%)	**$ 118**	$ 114	$ 87
Increase (decrease) in income tax expense due to the following:			
Lower income taxes in other jurisdictions	**4**	(2)	(7)
Other shareholders' interests in income tax expense	**(5)**	(5)	(7)
Changes in Canadian tax rates	**—**	34	42
Tax assets previously not recognized	**(54)**	(45)	(64)
Non-taxable portion of capital gains	**(13)**	(15)	(4)
Other	**8**	(25)	15
Future income tax expense and other non-cash items	**$ 58**	$ 56	$ 62

NOTE 7: COMMERCIAL PROPERTY AND COMMERCIAL DEVELOPMENT PROPERTY DEBT

The company's commercial property debt outstanding and principal repayments at December 31, 2002 are as follows:

(Millions)	**Weighted Average Interest Rate at Dec. 31, 2002**	2003	2004	2005	2006	2007	2008 & Beyond	**2002 Total**	2001 Total	2000 Total
Commercial property debt	**7.0%**	$ 579	$ 138	$ 250	$ 308	$ 279	$ 2,484	**$ 4,038**	$ 4,376	$ 4,542

Commercial property debt includes $798 million (2001 – $964 million, 2000 – $1,153 million) repayable in Canadian dollars of C$1,260 million (2001 – C$1,532 million, 2000 – C$1,718 million). The weighted average interest rate at December 31, 2001 was 7.0%, and 7.3% at December 31, 2000.

Commercial development property debt consists of $550 million (2001 – $230 million, 2000 – $160 million) of financing provided for two of the company's development projects. The weighted average maturity of this debt is 2024. The weighted average interest rate at December 31, 2002 was 6.6% (2001 – 8%, 2000 – 8%).

NOTE 8: ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities consist of the following:

(Millions)	**2002**	2001	2000
Accounts payable	**$ 246**	$ 219	$ 299
Advances			
Revolving five-year term facilities	**98**	115	151
Other	**85**	126	581
Total	**$ 429**	$ 460	$ 1,031

Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company.

The revolving five-year term facilities are borrowed from a shareholder and bear interest based on the prime rate. Up to $150 million of this revolving facility is convertible at either party's option into a fixed-rate financing at 9.75% repayable in 2015. Interest expense includes $2 million (2001 – $4 million, 2000 – $5 million) of interest relating to these advances.

Other advances are comprised mainly of debt attributable to the land development business of $85 million (2001 – $126 million, 2000 – $134 million). The weighted average interest rate on these advances as at December 31, 2002 was 4.8% (2001 – 4.2%, 2000 – 8.2%). $53 million is due by the end of 2003, and the remaining balances are due prior to 2007.

NOTE 9: INTERESTS OF OTHERS IN PROPERTIES

Interests of others in properties includes the amounts of common equity related to other shareholders' interests in property ownership entities which are consolidated in the company's accounts. The balances are as follows:

(Millions)	Equity Ownership	**2002**	2001	2000
Participation by other shareholders in properties through:				
Common shares of BPO Properties	13.0%	**$ 64**	$ 52	$ 49
Limited partnership units of Brookfield Financial Properties	1.5%	**20**	61	110
Total		**$ 84**	$ 113	$ 159

On December 31, 2002 the company increased its interest in Brookfield Financial Properties to 98.5% for cash consideration of $56 million. In June 2001, the company's equity interest in Brookfield Financial Properties was increased to 94.7%. During 2000, the company's public residential subsidiary was privatized and the company's equity interest in BPO Properties was increased to 87%.

NOTE 10: PREFERRED SHARES – SUBSIDIARIES AND CORPORATE

Subsidiaries and corporate preferred shares outstanding total $579 million (2001 – $585 million, 2000 – $607 million) as follows:

(a) Subsidiaries of the company have issued the following preferred shares:

(Millions)	**2002**	2001	2000
Preferred shares of subsidiaries owned by other shareholders			
BPO Properties	**$ 241**	$ 240	$ 256
100%-owned subsidiaries	**100**	99	105
Total subsidiary preferred shares	**$ 341**	$ 339	$ 361

(b) The company has the following preferred shares authorized and outstanding:

(Millions, except share information)			**2002**	2001	2000
Authorized	Outstanding				
6,312,000	6,312,000	Class A redeemable voting preferred shares bearing a cumulative dividend rate of 7½%	**$ 11**	$ 11	$ 11
6,000,000	2,000,000	Class AA Series E preferred shares bearing a cumulative dividend rate of 70% of bank prime	**34**	34	34
Unlimited	—	Class AAA Series A preferred shares bearing a cumulative dividend rate of 9%	—	50	50
Unlimited	—	Class AAA Series B preferred shares bearing a cumulative dividend rate of 9% and exchangeable into common shares of the company on a public offering at the prevailing price of the issue	—	50	50
Unlimited	4,000,000	Class AAA Series C and D preferred shares bearing a cumulative dividend rate of 8% and exchangeable into common shares of the company on a public offering at the prevailing price of the issue	**67**	101	101
Unlimited	8,000,000	Class AAA Series F redeemable preferred shares bearing a cumulative dividend rate of 6%	**126**	—	—
Total			**$ 238**	$ 246	$ 246

The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders' meetings, and for all purposes are entitled to one vote for each Class A preferred share held, except in respect of the election of directors, where cumulative voting will apply in the same manner as for the common shares.

Upon giving at least 30 days notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to $2.50 per share denomination in Canadian dollars, together with all accrued and unpaid cumulative dividends thereon.

In September 2002, the company issued eight million Class AAA, Series F preferred shares for proceeds of $126 million, bearing a fixed dividend rate of 6% per annum. Proceeds of the issue were utilized to redeem 3,000,000 Class AAA, Series A preferred shares, 3,000,000 Class AAA, Series B preferred shares and 2,000,000 Class AAA, Series C preferred shares for total cash of $126 million.

The Series F preferred shares are not redeemable before September 30, 2009. On and after that date, the Series F preferred shares are redeemable by the company on at least 30 and not more than 60 days prior notice, at $25.75 per share if redeemed before September 30, 2010, at $25.50 per share if redeemed on or after September 30, 2010 but before September 30, 2011, at $25.25 per share if redeemed on or after September 30, 2011 but before September 30, 2012, and at $25.00 per share thereafter, plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.

On and after September 30, 2009, the Series F preferred shares are convertible at the option of the company on at least 30 days and not more than 60 days prior notice into that number of freely tradeable common shares determined by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 and 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion, or, if that fourth day is not a trading day, on the immediately preceding trading day.

On and after March 31, 2013, the Series F preferred shares are convertible at the option of the holder on at least 30 days notice on the last day of March, June, September and December of each year into that number of freely tradeable common shares determined by dividing $25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 and 95% of the then Current Market Price. If a holder of Series F preferred shares elects to convert any of such shares in common shares, the company may, on not less than 20 days notice prior to the conversion date, elect to redeem such Series F preferred shares for cash or arrange for the sale of those shares to substitute purchasers.

NOTE 11: CONVERTIBLE DEBENTURES

The company has no convertible debentures outstanding at December 31, 2002. In August 2001, the June 2008 debentures, in the amount of $50 million, were converted into 2,622,100 common shares of the company by the holders according to their terms after the company announced its intention to redeem the issue for cash as permitted by the conditions of the trust indenture. In June 2000, the February 2007 debentures, in the amount of $201 million, were converted by the holders into 19,986,682 common shares in accordance with the conversion right associated with the February 2007 debentures.

NOTE 12: COMMON SHARES

The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	**2002**	2001	2000
Common shares	**$ 1,448**	$ 1,459	$ 1,404
Retained earnings, contributed surplus, and cumulative translation adjustment	**645**	485	383
Total	**$ 2,093**	$ 1,944	$ 1,787

On October 29, 2002, the Board of Directors approved the special distribution of the company's U.S. residential home building business, Brookfield Homes. The distribution was in the form of a return of capital, representing the shares of Brookfield Homes and was approved by the company's shareholders on December 16, 2002. This special distribution totaled $323 million and was completed on January 6, 2003 to shareholders of record on January 2, 2003, as discussed in Note 5.

The company has a management share option plan in which options vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the time they are granted. Members of the share option plan can elect to purchase shares at the exercise price or, receive shares with a value equal to the difference between the exercise price and the current market price. During 2002, the company granted 965,339 stock options with an exercise price of $17.82. Compensation expense was calculated using the Black-Scholes model of valuation, assuming a 10-year term, 14.4% volatility and an interest rate of 5.3%. Pursuant to the distribution of Brookfield Homes on January 6, 2003, the Board of Directors approved a methodology for adjusting downward the exercise price of all outstanding stock options at that date, to give effect to this distribution. This methodology, developed in consultation with the Toronto Stock Exchange, resulted in the exercise price of all outstanding stock options being reduced by $1.00 effective February 4, 2003. The following table sets out the number of common shares which the company may issue under the management share option plan:

			2002	
	Issue Date	Expiry Date	Number of Shares	Weighted Average Exercise Price
Share option plan	1997	2008	**49,200**	**$ 6.33**
	1998	2009	**601,500**	**10.74**
	1999	2009	**29,300**	**8.21**
	2000	2010	**1,010,097**	**9.32**
	2001	2011	**849,355**	**15.13**
	2002	2012	**965,339**	**16.82**
			3,504,791	**$ 12.99**

During the years 2002, 2001 and 2000, common shares issued and outstanding changed as follows:

	2002	2001	2000
Common shares outstanding, beginning of period	**161,678,406**	158,746,008	132,692,936
Add shares issued on:			
Conversion of debentures	—	2,622,100	19,986,702
Exercise of warrants	**57,997**	2,500,000	278,003
Exercise of options	**13,913**	195,329	196,700
In exchange for shares of:			
– BPO Properties	—	17,669	5,314,044
– Carma Corporation	—	—	1,863,923
Deduction of shares as a result of repurchases made	**(1,385,900)**	(2,402,700)	(1,586,300)
Common shares outstanding, end of period	**160,364,416**	161,678,406	158,746,008

During 2002, the exercise of options issued under the company's management share option plan generated cash proceeds of $0.2 million (2001 – $1.4 million, 2000 – $0.8 million). In 2000, common shares were issued on the privatization of the company's subsidiary, Carma Corporation, at a price of $15.94 per share. Upon the acquisition of an additional 33% of BPO Properties, 5,314,044 shares were issued at a price of $15.97 per share plus a further 17,669 shares in 2001 in conjunction with deficient tenders. Warrants to acquire common shares of the company that were exercised during the year generated proceeds of $0.5 million (2001 – $24.2 million, 2000 – $2.8 million). During 2002, common shares of the company were acquired for cancellation pursuant to the normal course issuer bid at an average price of $18.49 per share (2001 – $17.30, 2000 – $12.50). In addition, there are 64,000 outstanding warrants as at December 31, 2002 to purchase common shares of the company for $8.51 per share, which expire May 2003. As a result of the distribution of Brookfield Homes, the exercise price of the outstanding warrants were adjusted downward by C$1.56 in accordance with their terms.

Retained earnings, contributed surplus and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $(36) million (2001 – $(27) million, 2000 – $12 million) and contributed surplus of $51 million (2001 – $71 million, 2000 – $97 million). During the year, contributed surplus decreased $14 million (2001 – $21 million) from the repurchase of the company's common shares, $3 million from preferred share issue costs, $3 million from transaction costs related to the distribution of Brookfield Homes, and nil (2001 – $5 million) pursuant to the exercise of options under the market growth feature.

NOTE 13: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS

(a) Commercial property operations

The results of the company's commercial property operations are as follows:

(Millions)	**2002**	2001	2000
Commercial property operations	**$ 943**	$ 1,007	$ 989
Expenses	**(343)**	(390)	(397)
Lease termination income and gains	**60**	55	19
Total	**$ 660**	$ 672	$ 611

Due to the events of September 11, 2001 and the impact on the company's properties in Lower Manhattan, commercial property income includes $49 million (2001 – $49 million) of business interruption insurance claims as a result of loss of revenue.

(b) Development and residential operations

Development and residential operations' results for the year are as follows:

(Millions)	**2002**	2001	2000
Revenue	**$ 321**	$ 324	$ 316
Expenses	**(299)**	(304)	(289)
Total	**$ 22**	$ 20	$ 27

NOTE 14: CORPORATE ACQUISITIONS

On December 31, 2002, Brookfield Financial Properties completed a redemption of certain of its outstanding Partnership Units for cash consideration of $56 million. As a result of the redemption, each remaining partner's percentage interest increased on a pro rata basis. The company currently holds 98.5% of the outstanding Partnership Units of Brookfield Financial Properties. In June 2001, the company increased its interest in Brookfield Financial Properties to 94.7% for cash consideration of $60 million. During 2000, the company launched two tender bids, one for the shares of BPO Properties, and one for the shares of Carma Corporation. As a result of these transactions, the company's interest in BPO Properties increased to 85% on an equity basis and increased to 100% in Carma Corporation. The consideration paid for these increased interests are as follows:

(Millions)	BPO Properties September 2001	Carma Corporation September 2001
Consideration paid		
Cash	$ 5	$ 1
Common shares	85	30
Total	$ 90	$ 31

The net effect of these acquisitions on the company's consolidated balance sheet was a decrease in other shareholders' interests of $56 million (2000 – $119 million), increase in other assets of nil (2000 – $14 million), and an increase in commercial properties of $4 million (2000 – $12 million decrease).

NOTE 15: SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential land development business. The following summary presents segmented financial information for the company's principal areas of business by industry and geographic location:

	United States			Canada			Total		
(Millions)	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Assets									
Commercial properties	**$ 4,430**	$ 4,392	$ 4,526	**$ 1,231**	$ 1,410	$ 1,842	**$ 5,661**	$ 5,802	$ 6,368
Development properties	**711**	374	325	**233**	201	212	**944**	575	537
Receivables and other	**301**	428	669	**468**	419	348	**769**	847	1,017
Cash and cash equivalents	**72**	195	184	**4**	—	17	**76**	195	201
Assets of Brookfield Homes	**879**	872	762	—	—	—	**879**	872	762
	$ 6,393	$ 6,261	$ 6,466	**$ 1,936**	$ 2,030	$ 2,419	**$ 8,329**	$ 8,291	$ 8,885

(Millions)	United States 2002	2001	2000	Canada 2002	2001	2000	Total 2002	2001	2000
Commercial property operations									
Rental revenues*	**$ 687**	$ 688	$ 701	**$ 256**	$ 319	$ 288	**$ 943**	$ 1,007	$ 989
Lease termination income and gains	**—**	25	19	**60**	30	—	**60**	55	19
Expenses	**240**	254	260	**103**	136	137	**343**	390	397
	447	459	460	**213**	213	151	**660**	672	611
Land and housing									
Revenues	**157**	181	147	**164**	143	169	**321**	324	316
Expenses	**156**	180	144	**143**	124	145	**299**	304	289
	1	1	3	**21**	19	24	**22**	20	27
Other revenues	**9**	17	13	**39**	25	32	**48**	42	45
Net operating income	**457**	477	476	**273**	257	207	**730**	734	683
Interest expense	**235**	250	255	**49**	78	69	**284**	328	324
Administrative and development	**18**	22	17	**24**	22	27	**42**	44	44
Interests of others in properties	**7**	5	16	**23**	23	31	**30**	28	47
Income before undernoted	**197**	200	188	**177**	134	80	**374**	334	268
Depreciation and amortization	**52**	48	44	**28**	28	22	**80**	76	66
Income before unallocated costs	**145**	152	144	**149**	106	58	**294**	258	202
Taxes and other non-cash items							**58**	56	62
Net income from continuing operations							**236**	202	140
Income from discontinued operations							**44**	39	30
Net income							**$ 280**	$ 241	$ 170
Acquisitions (dispositions) of real estate, net	**$ 2**	$ (97)	$ 42	**$(116)**	$ (40)	$ 120	**$ (114)**	$ (137)	$ 162
Commercial property tenant improvements	**36**	24	74	**13**	26	23	**49**	50	97
Development and redevelopment investments	**195**	75	17	**11**	26	30	**206**	101	47
Capital expenditures	**7**	6	4	**9**	8	8	**16**	14	12

** During 2002, rental revenues from Merrill Lynch & Company Inc. accounted for 14% (2001 – 14%, 2000 – 15%) of consolidated revenue.*

OTHER INFORMATION

NOTE 16: FUNDS FROM OPERATIONS DIFFERENCES

Funds from operations, as reported, recognizes rental revenue over the term of a lease as it becomes contractually due. Applying the straight-line method of rental revenue recognition on a pro forma basis would increase funds from operations and gains for diluted common shareholders to $387 million (2001 – $347 million, 2000 – $284 million) from the reported level of $374 million (2001 – $334 million, 2000 – $268 million).

Years ended December 31 (Millions, except per share information)	2002	2001	2000
Funds from continuing operations and gains – as reported	**$ 374**	$ 334	$ 268
Adjustment to reflect straight-line rental revenue	**14**	14	19
Other shareholders' interests	**(1)**	(1)	(3)
Funds from continuing operations and gains – pro forma	**$ 387**	$ 347	$ 284
Funds from continuing operations per share – diluted – pro forma	**$ 2.26**	$ 2.00	$ 1.66

NOTE 17: DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles ("Canadian GAAP") differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The effects of significant accounting differences on the company's balance sheet and statements of income, retained earnings and cashflow are quantified and described in the accompanying notes.

Under Canadian GAAP, companies are permitted to provide supplementary measures of earnings, earnings per share and FFO per share in the notes to the consolidated financial statements, provided that these measures are not given the same prominence as reported earnings per share. For the purpose of reporting under US GAAP, supplementary measures of net earnings, earnings per share, funds from operations, and FFO per share are generally not included in the financial statements and notes attached thereto.

(a) Income statement differences

The incorporation of the significant differences in accounting principles in the company's income statements for the years ended December 31, 2002, 2001 and 2000 under US GAAP would result in net income under US GAAP of $251 million (2001 – $173 million, 2000 – $178 million). The main differences between Canadian GAAP and US GAAP are summarized in the following table:

Years ended December 31 (Millions, except per share information)	**2002**	2001	2000
Net income as reported under Canadian GAAP	**$ 280**	$ 241	$ 170
Adjustments:			
(i) Increased commercial property income	**14**	14	19
(ii) Increased commercial property depreciation	**(64)**	(69)	(65)
(iii) Increased commercial property gains	**—**	16	—
(iv) (Increased) decreased deferred income taxes	**19**	(25)	63
(v) Subordinated convertible debenture interest	**—**	(2)	(9)
(vi) Stock option expense	**—**	(4)	(6)
(vii) Decreased other shareholders' interests	**2**	2	6
Net income under US GAAP*	**$ 251**	$ 173	$ 178
Net income per share			
Basic	**$ 1.44**	$ 0.96	$ 1.10
Diluted	**$ 1.43**	$ 0.95	$ 1.07

** There are no extraordinary items included in these results.*

For Canadian GAAP purposes, net income includes income from discontinued operations of $44 million (2001 – $39 million, 2000 – $30 million) as described in Note 5. Under US GAAP, discontinued operations presentation is not effective until the date of distribution. Brookfield Homes was distributed to common shareholders of the company on January 6, 2003. Accordingly, revenue, expenses and income from discontinued operations have been included as part of continuing operations for US GAAP purposes.

Effective December 31, 2000, the company adopted the US dollar as its reporting currency. Prior to this change, the Canadian dollar had been used as the company's reporting currency. Under Canadian GAAP applicable at that time, the company's financial statements for December 31, 2000 have been translated from Canadian dollars to US dollars using the exchange rate in effect at December 31, 2000. Under US GAAP, the financial statements for the periods prior to the change in reporting currency must be translated to US dollars using the current rate method, which uses specific year end and specific annual average exchange rates as appropriate. The application of the current rate method to the periods presented has a significant differential effect on reported comprehensive income, and certain other components of shareholders' equity as described throughout this note.

Other significant differences are outlined in each category between Canadian GAAP and US GAAP as follows:

(i) Increased commercial property income

Under Canadian GAAP, rental revenue is recognized over the term of the lease as it becomes due where increases in rent are intended to offset the estimated effects of inflation. Under US GAAP, rental revenue is recognized on a straight-line basis over the term of the lease. The net impact of using the straight-line method on the income of the company would be to increase the commercial property revenue by $14 million (2001 – $14 million, 2000 – $19 million).

(ii) Increased commercial property depreciation

Under Canadian GAAP, commercial properties have been depreciated using the sinking-fund method. Under US GAAP, commercial properties are depreciated on a straight-line basis. In recalculating depreciation on a straight-line basis, the additional depreciation expense would be $64 million (2001 – $69 million, 2000 – $65 million).

(iii) Increased commercial property gains

Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii). The net impact of these amounts would be an increase in commercial property gains of nil (2001 – $16 million, 2000 – nil).

(iv) (Increased) decreased deferred income taxes

Income taxes are accounted for using the liability method under Canadian and US GAAP. For the year ended December 31, 2002, a reduction of deferred income tax expense of $19 million (2001 – $31 million, 2000 – $21 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above.

Under Canadian and US GAAP, the impact of changes in income tax rates to the tax asset or liability account is reflected in the current year's statement of income. Under Canadian GAAP, the impact of the change is reflected when the legislation affecting the tax rate change is substantively enacted, whereas the impact under US GAAP is reflected when legislation is enacted. In 2000, legislation implementing a decrease in certain Canadian income tax rates was proposed but not enacted. This legislation was enacted in 2001. Accordingly, in 2001 an additional tax expense of $56 million (2000 – $42 million reduction) is recorded under US GAAP.

(v) Subordinated convertible debenture interest

Under Canadian GAAP, the company's subordinated convertible debentures, which were redeemed in 2001, are recorded as a component of the company's capital base and the related interest paid recorded as a distribution from retained earnings, as a result of the company's option of repaying these debentures by delivering its common shares to the holders and meeting interest obligations by issuing common shares. Under US GAAP, nil (2001 – nil, 2000 – $50 million) of subordinated convertible debentures would be recorded as indebtedness. The corresponding interest charge of nil (2001 – $2 million, 2000 – $9 million) is recorded as a charge to income compared with a distribution from retained earnings under Canadian GAAP. There is no effect on basic or diluted net income per share.

(vi) Stock option expense

Under Canadian GAAP, a new accounting standard on stock-based compensation was issued in 2001 and was adopted by the company effective January 1, 2002 which substantially harmonizes Canadian GAAP with US GAAP. The new standard was applied retroactively without restatement; therefore, no expense adjustment from Canadian to US GAAP is required for 2002.

Under US GAAP, the company has adopted the recommendations of the Statement of Financial Accounting Standards No. 123 ("SFAS 123") entitled "Accounting for Stock-Based Compensation" which establishes financial accounting and reporting standards for stock-based employee compensation plans.

Under SFAS 123, the company accounts for stock options or similar equity instruments under a fair value methodology. Under this method, options are valued using an acceptable valuation method and the charge on an annual basis is reflected in the income statement. In 2001, using the Black-Scholes model of valuation, assuming a 10-year term, 18% volatility (2000 – 27%) and an interest rate of 5.5% (2000 – 6%), the cost of stock compensation would be $4 million (2000 – $6 million). This amount has been recorded as an expense under US GAAP.

(vii) Decreased other shareholders' interests

Under US GAAP, other shareholders' interests are adjusted for the differences from Canadian GAAP. The total adjustment results in a decrease in other shareholders' interests of $2 million (2001 – $2 million, 2000 – $6 million), which relate to a recovery of $3 million (2001 – $4 million, 2000 – $9 million) from increased commercial property depreciation, offset by $1 million (2001 – $1 million, 2000 – $3 million) relating to the other shareholders' interests in straight-line rental income, and nil (2001 – $1 million, 2000 – nil) from increased commercial property gains.

(b) Comprehensive income

Under US GAAP, the Financial Accounting Standards Board ("FASB") issued SFAS 130 entitled "Reporting Comprehensive Income." Comprehensive income, which incorporates net income, includes all changes in equity during the year, and accordingly, the change in the company's cumulative translation adjustment is reflected in the company's calculation of comprehensive income for fiscal 2002, 2001 and 2000:

Years ended December 31 (Millions)	**2002**	2001	2000
Net income under Canadian GAAP	**$ 280**	$ 241	$ 170
Foreign currency translation adjustment under Canadian GAAP	**(9)**	(39)	—
Comprehensive income using Canadian GAAP amounts	**$ 271**	$ 202	$ 170

Comprehensive income using US GAAP amounts is $257 million (2001 and 2000 – $134 million). Differences arise from the application of the current rate method of currency translation under US GAAP to all periods presented pursuant to the adoption of the US dollar as the company's reporting currency, and from other differences between Canadian and US GAAP as described above under "Income statement differences."

(c) **Balance sheet differences**

There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. The incorporation of the significant differences in accounting principles in the company's financial statements as at December 31, 2002, 2001 and 2000, would result in the following balance sheet presentation under US GAAP:

As at December 31 (Millions)	**2002**	2001	2000
Assets			
Commercial properties	**$ 5,281**	$ 5,476	$ 6,069
Development properties	**984**	593	564
Residential housing inventory	**734**	749	632
Receivables and other	**771**	690	732
Deferred income taxes	**195**	244	343
Cash and cash equivalents	**112**	196	209
Total assets under US GAAP	**$ 8,077**	$ 7,948	$ 8,549
Liabilities and shareholders' equity			
Commercial property debt	**$ 4,038**	$ 4,376	$ 4,542
Commercial development property debt	**550**	230	160
Residential construction financing	**345**	318	219
Notes and shareholders' advances	**98**	115	165
Accounts payable	**444**	403	944
Interests of others in properties	**77**	103	140
Subordinated convertible debentures	**—**	—	50
Preferred shares			
Subsidiaries	**341**	339	361
Corporate	**250**	273	273
Common shares	**1,934**	1,791	1,695
Total liabilities and equity under US GAAP	**$ 8,077**	$ 7,948	$ 8,549

The balance sheet under US GAAP presents the assets and liabilities of Brookfield Homes within the accounts of the company, whereas for Canadian GAAP these amounts have been presented separately as a discontinued operation as described in Note 5. Additional significant differences between Canadian GAAP and US GAAP are as follows:

Commercial properties

As at December 31 (Millions)	**2002**	2001	2000
Commercial properties under Canadian GAAP	**$ 5,661**	$ 5,802	$ 6,368
Additional accumulated depreciation under US GAAP	**(380)**	(326)	(299)
Commercial properties under US GAAP	**$ 5,281**	$ 5,476	$ 6,069

There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to US GAAP requiring straight-line depreciation to be applied to depreciable assets rather than the sinking-fund method of depreciation. At December 31, 2002, this would result in a cumulative adjustment of $380 million (2001 – $326 million, 2000 – $299 million). The second difference relates to the method of accounting for joint ventures and partnerships. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the company's ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, US regulations do not require adjustment to equity account the joint ventures. The presentation of the company's joint ventures does not require adjustment to the equity method.

Under Canadian GAAP, commercial properties held for investment purposes are carried at the lower of cost and net recoverable amount as disclosed in Note 1(c). Under US GAAP, these assets, on an identifiable unit basis, are required to be reviewed for impairment in accordance with the requirements under SFAS 144 entitled, "Accounting for the Impairment or Disposal of Long-Lived Assets." There is no material impact as a result of this standard as at December 31, 2002, 2001 and 2000.

Receivables and other

The principal differences in the accounting for receivables and other under US GAAP are the inclusion of a straight-line rent receivable of $109 million (2001 – $100 million, 2000 – $99 million) which would result under US GAAP if the company straight-lined its revenue, the reclassification of deferred income taxes and the reclassification of receivables and other assets relating to Brookfield Homes.

December 31 (Millions)	2002	2001	2000
Receivables and other under Canadian GAAP	**$ 769**	$ 847	$ 1,017
Straight-line rent receivable	**109**	100	99
Reclassification of deferred income taxes	**(43)**	(90)	(171)
Brookfield Homes – Receivables and other, net of subordinated debt	**(64)**	(167)	(213)
Receivables and other under US GAAP	**$ 771**	$ 690	$ 732

Deferred income taxes

Under US GAAP, the company has a deferred tax asset of $195 million (2001 – $244 million, 2000 – $343 million). The off-setting balance created by this adjustment decreases receivables and other by $43 million (2001 – $90 million, 2000 – $171 million), decreases cumulative translation adjustment by $5 million (2001 – $5 million, 2000 – nil), increases sharehold-ers' equity by $122 million (2001 – $103 million, 2000 – $125 million) and reclassifies the tax assets of Brookfield Homes by $35 million (2001 – $56 million, 2000 – $47 million).

The deferred income tax asset under US GAAP is as follows:

December 31 (Millions)	2002	2001	2000
Tax assets related to net operating and capital losses	**$ 587**	$ 653	$ 725
Tax liabilities related to differences in tax and book basis	**(192)**	(181)	(158)
Valuation allowance	**(200)**	(228)	(224)
Deferred income tax asset under US GAAP	**$ 195**	$ 244	$ 343

Common shareholders' equity

The cumulative impact of US GAAP adjustments to common shareholders' equity is as follows:

December 31 (Millions)	2002	2001	2000
Common shareholders' equity under Canadian GAAP	**$ 2,093**	$ 1,944	$ 1,787
Adjustment to accumulated depreciation under US GAAP	**(380)**	(326)	(299)
Adjustment to deferred income tax asset under US GAAP	**117**	98	125
Rental revenue adjustments under US GAAP	**109**	100	99
Stock option expense adjustments under US GAAP	**—**	(8)	(9)
Other shareholders' interests	**6**	10	19
Foreign currency translation adjustments, net	**(11)**	(27)	(27)
Common shareholders' equity under US GAAP	**$ 1,934**	$ 1,791	$ 1,695

The components of common shareholders' equity under US GAAP, after the adjustments in the previous table, are as follows:

December 31 (Millions)	**2002**	2001	2000
Common shares	**$ 1,541**	$ 1,551	$ 1,496
Additional paid-in capital, net*	**695**	526	385
Cumulative translation adjustment	**(154)**	(160)	(121)
Cumulative adjustments to net income and retained earnings	**(148)**	(126)	(65)
Common shareholders' equity under US GAAP	**$ 1,934**	$ 1,791	$ 1,695

* *Net of retained earnings of $332 million (2001 – $113 million, 2000 – $28 million deficit)*

Joint ventures

The following amounts represent the company's proportionate interest in incorporated and unincorporated joint ventures reflected in the company's balance sheet for US GAAP purposes:

As at December 31 (Millions)	**2002**	2001	2000
Assets	**$ 1,441**	$ 1,115	$ 683
Liabilities	**750**	539	315
Operating revenue	**191**	133	88
Operating expenses	**81**	50	36
Net income	**50**	39	29
Cashflows from operating activities	**65**	61	36
Cashflows provided from (used in) investing activities	**4**	4	(3)
Cashflows used in financing activities	**(31)**	(73)	(30)

(d) Cashflow statement differences

The statement of cashflow prepared under US GAAP differs from Canadian GAAP because US GAAP requires reclassification of interest on convertible debentures from a financing item to an operating item. In addition, the cashflow from discontinued operations would be reclassified under US GAAP to each of the activities as described in Note 5. As a result of the differences in accounting for these items described, the summarized cashflow statement under US GAAP is as follows:

Years ended December 31 (Millions)	**2002**	2001	2000
Cashflows provided from (used in) the following activities			
Operating	**$ 327**	$ 320	$ 226
Financing	**(248)**	(275)	(3)
Investing	**(163)**	(58)	(234)
Net decrease in cash and cash equivalents	**$ (84)**	$ (13)	$ (11)

(e) Recent accounting pronouncements

In July 2001, FASB issued SFAS 142, "Goodwill and Other Intangible Assets." SFAS 142 specifies that, among other things, intangible assets with an indefinite useful life and goodwill will no longer be amortized. The standard requires goodwill to be periodically tested for impairment and written down to fair value if considered impaired. The company adopted SFAS 142 effective January 1, 2002 and completed the required transitional impairment test and found there to be no related impairments. The company has no significant goodwill or indefinite-lived assets.

In August 2001, FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. The company has not yet determined the impact, if any, of adopting SFAS 143. In October 2001, FASB issued SFAS 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets, including discontinued operations, and it develops one accounting model for long-lived assets that are to be disposed of by sale. The company adopted SFAS 144 effective January 1, 2002.

In April 2002, FASB issued SFAS 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." First, SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements." Because of the rescission of SFAS 4 and SFAS 64, the gains and losses from the extinguishment of debt are no longer required to be classified as extraordinary items. Second, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers." Third, SFAS 145 amends SFAS 13, "Accounting for Leases," to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The amendment of SFAS 13 is effective for transactions occurring after May 15, 2002. There has been no impact to the company due to the amendment of SFAS 13. Lastly, SFAS 145 makes various technical corrections to existing pronouncements that are not substantive in nature. The company has not yet evaluated the impact on our financial position or results of operations of the rescission of SFAS 4, 44 and 64 and the other technical corrections prescribed by this statement, all of which become effective in fiscal 2003.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires a liability to be recognized for costs associated with exit or disposal activities when they are incurred rather than at the date upon which a company commits to an exit plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

On November 25, 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosure to be made by a guarantor about its obligations under certain guarantees issued. There is also a new requirement that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation does identify several situations where the recognition of a liability at inception for a guarantor's obligation is not required. The disclosure requirements are effective for interim and annual periods ending after December 15, 2002. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year end. The company has not determined the impact of the initial recognition and measurement provisions of the interpretation on its financial position or results of operations.

In January 2003, the FASB issued Interpretations No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. This interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously-issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The company has not yet evaluated the impact of adopting this interpretation.

NOTE 18: CONTINGENCIES AND OTHER

(a) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial statements of the company.

Brookfield does not conduct its operations, other than equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.

Generally accepted accounting principles require that, where practical, estimates be made with respect to the fair value of both on and off balance sheet financial instruments. The financial assets of the company are generally short-term floating rate loans receivable of a trade nature. At December 31, 2002, the fair value of loans receivable exceeded their book value by $4 million (2001 and 2000 – $1 million). The fair value of mortgages and loans payable is determined by references to current market rates for debt with similar terms and risks. As at December 31, 2002, the fair value of mortgages and loans payable exceeds the book value of these obligations by $149 million (2001 – below the book value by $86 million, 2000 – exceeded the book value by $27 million).

Included in commercial property and commercial development property debt is $185 million (2001 – $267 million, 2000 – $197 million) of mortgage financing contracts held by related parties.

The company uses interest rate swaps to manage risk. Management evaluates and monitors the credit risks of its derivative financial instruments and endeavors to minimize credit risk through offset arrangements, collateral, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cashflows using market rates adjusted for credit spreads.

The company held interest rate swap contracts as at December 31, 2002, with a total notional amount of $250 million. These interest rate swap contracts were comprised of contracts with a replacement cost in excess of that recorded in the company's accounts of $5 million. The interest rate swap transactions include both fixed and variable rate instruments which mature in five years.

(b) Impact of September 11, 2001

On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site – One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and opened in September 2002.

To date, approximately $182 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the tenant triple-net leases with Merrill Lynch. Brookfield's insurance claim adjustment process is ongoing due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

One Liberty Plaza and Four World Financial Center reopened in October 2001 and One and Two World Financial Center reopened in the first quarter of 2002. No material lease cancellations in the New York portfolio occurred as a result of the events of September 11.

Brookfield has insurance covering certain acts of terrorism for up to $300 million of damage and business interruption costs. Brookfield continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company. Brookfield believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of the company's properties.

(c) Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation. Comparative figures have been restated in US dollars as discussed in Note 1(g).

NOTE 19: SUPPLEMENTAL CASHFLOW INFORMATION

Years ended December 31 (Millions)	**2002**	2001	2000
Other advances			
Debt arranged	**$ —**	$ —	$ 309
Debt repayments	**(59)**	(530)	(325)
	$ (59)	$ (530)	$ (16)
Investing activities			
Dispositions of real estate, net	**$ 193**	$ 249	$ 25
Acquisitions of real estate, net	**(79)**	(112)	(187)
	$ 114	$ 137	$ (162)

Selected Financial Information

December 31 (Millions, except per share information)	**2002**	2001	2000	1999	1998
Financial results[1]					
Commercial property net operating income	**$ 660**	$ 672	$ 611	$ 569	$ 506
Funds from operations and gains – continuing operations	**374**	334	268	213	173
Net income from continuing operations	**236**	202	140	125	114
Total assets	**7,450**	7,419	8,123	7,535	7,200
Capital base	**2,433**	2,353	2,390	2,293	2,114
Per diluted common share[1]					
Common shares outstanding *(millions)*	**160.4**	161.7	158.7	132.7	133.1
Fully diluted shares outstanding *(millions)*	**163.9**	165.1	167.4	160.3	160.4
Funds from operations and gains	**$ 2.18**	$ 1.92	$ 1.56	$ 1.23	$ 0.98
Funds from operations prior to lease termination income and gains	**1.87**	1.63	1.45	1.12	0.98
Net income	**1.34**	1.12	0.76	0.67	0.61
Dividends paid[2]	**0.40**	0.33	0.25	0.21	0.16
Shareholders' equity – book value	**11.07**	10.27	10.06	8.77	8.03
Common share price at year end	**18.20**	15.45	16.35	8.78	10.15
Operating data					
Commercial properties					
Number of properties	**50**	50	60	46	50
Rentable area *(sq. ft.)*	**46**	45	46	33	34
Effective interest *(sq. ft.)*	**35**	37	41	29	30
Average occupancy *(%)*	**95.5**	97.3	97.0	95.7	95.5
Property management					
Area managed *(sq. ft.)*	**130**	120	120	119	109

(1) Excludes the assets, liabilities and results of operations of Brookfield Homes Corporation

(2) Excludes distribution of Brookfield Homes Corporation

Exhibit 2.9


BROOKFIELD
STOCK SYMBOL: BPO NYSE / TSX
Q1
2003

FIRST QUARTER REPORT *March 31, 2003*

FINANCIAL HIGHLIGHTS

unaudited	*Three months ended March 31*		
(US Millions, except per share amounts)	**2003**	**2002**	2001
Results from operations*			
Total revenue	**$ 295**	$ 345	$ 366
Funds from operations prior to lease termination income and gains	**86**	78	74
Net income	**50**	72	55
Per diluted common share*			
FFO prior to lease termination income and gains	**$ 0.51**	$ 0.45	$ 0.41
Net income prior to lease termination income and gains	**$ 0.29**	$ 0.25	$ 0.21

* *Excluding results of Brookfield Homes Corporation*

Fellow Shareholders: For the three months ended March 31, 2003, funds from operations, prior to lease termination income and gains, increased 13% to $86 million or $0.51 per share, compared with $78 million or $0.45 per share for the same period in 2002.

Net income per share prior to lease termination income and gains on a diluted basis for the three months ended March 31, 2003 was $0.29, compared to $0.25 per share for the same period in 2002.

The Board of Directors of Brookfield declared a quarterly common share dividend of US$0.10 per share, payable June 30, 2003 to shareholders of record at the close of business on June 1, 2003. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise.

MAJOR INITIATIVES IN THE FIRST QUARTER

> *Completed the spin-out of Brookfield Homes Corporation* which was distributed to shareholders on January 6, 2003 and began trading on the New York Stock Exchange on January 7, 2003 under the symbol BHS. Since its listing on January 7, 2003, the share price of Brookfield Homes increased by almost 40%, and coupled with the increase in Brookfield's share price, the initiative has surfaced approximately $650 million of value for shareholders.

> *Refinanced One World Financial Center in Lower Manhattan* with a $300 million recourse, three-year first mortgage credit facility. The previous $402 million mortgage carried an interest rate of 7.51% and a maturity of November 2003. The new floating rate financing is set at LIBOR plus 2%. This financing provides maximum operating and leasing flexibility at One World Financial Center, a 40-story, 1.6 million square foot tower, until leases expiring, primarily in 2005 are addressed.

> *Refinanced Canada Trust Tower at BCE Place in Toronto* with an additional $23 million following the acquisition of a further 10% interest in this office property in the first quarter of 2002.

> *Sold the retail and parking condominium at 100 Bloor Street West for $40 million* subsequent to the end of the first quarter.

Brookfield owns 50% of the recently-completed 57,500 square foot premier retail and condominium project in Toronto's most upscale retail neighborhood.

- *Added an additional $30 million* to the three-year $100 million credit facility, recently announced in the fourth quarter of 2002, with two major financial institutions.
- *Progressed construction on the 300 Madison Avenue development* at 42nd Street in midtown Manhattan. The project continues on time and on budget for an anticipated delivery date of fall 2003. The curtain wall is 98% erected and lobby construction is expected to be completed in June. Testing and commissioning of the mechanical, electrical and plumbing systems are underway.
- *Acquired 1.8 million common shares of the company* at an average price of $18.47 per share. Subsequent to March 31, 2003, the company acquired a further 912,800 shares at an average price of $19.61 per share. This brings the total number of shares repurchased since the inception of Brookfield's normal course issuer bid in 1999 to almost 8.5 million.

OPERATING HIGHLIGHTS

Brookfield achieved its financial and operating objectives for the first quarter of 2003 despite a more challenging leasing environment and pressure from sublet space which continued to be a factor in most markets. Brookfield's long-term lease profile and minimal lease maturities over the next few years, as well as below-market embedded rents, help to insulate the company from these market conditions, and positions the company for continued strong performance.

During the first quarter of 2003, Brookfield:

- *Increased commercial operating income by 5%.* During the first quarter of 2003, net operating income from commercial property operations before lease termination and other gains increased 5% to $150 million, compared with $143 million in 2002.
- *Leased more than 750,000 square feet of space in the first quarter of 2003* despite a generally slower leasing environment including:
  - 400,000 square feet in Toronto - 300,000 square feet at BCE Place in a 10-year lease renewal with Marsh Mercer and a new 15-year lease with McMillan Binch, and 100,000 square feet in the HSBC Building to HSBC Bank of Canada;
  - 90,000 square feet in Calgary to Inter Pipeline Fund, Anadarko Canada Corp. and Star Oil & Gas;
  - 43,000 square feet in Minneapolis and Denver to UBS Paine Webber and a further 43,000 square feet in an extended and expanded lease with Patina Oil & Gas at the Denver Trade Center;
  - 24,000 square feet in Boston in a new 10-year lease with Harbor Capital; and
  - 13,000 square feet of retail space in New York at the World Financial Center to Eckerd Drugs, Hallmark and Kodak.
- *Long-term land development operations* contributed $7 million to Brookfield's operating cash flow, an increase of $1 million over 2002.

OUTLOOK

As we look to the balance of the year and beyond, we remain focused on owning, developing and managing premier office properties in select, supply-constrained, high-growth office markets. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in funds from operations per share.

Gordon E. Arnell	Richard B. Clark
Chairman	*President & CEO*

April 25, 2003

Consolidated Financial Statements

Consolidated Balance Sheet

unaudited *(US Millions)*	Notes	Mar. 31 **2003**	Pro-Forma* Dec. 31 2002	Dec. 31 2002	Dec. 31 2001
Assets					
Commercial properties	2	**$ 5,750**	$ 5,661	$ 5,661	$ 5,802
Development properties		**1,016**	944	944	575
Receivables and other		**737**	769	769	847
Cash and cash equivalents		**116**	76	76	195
Assets of Brookfield Homes Corporation		—	—	879	872
		$ 7,619	$ 7,450	$ 8,329	$ 8,291
Liabilities					
Commercial property debt	3	**$ 4,102**	$ 4,038	$ 4,038	$ 4,376
Commercial development property debt		**597**	550	550	230
Accounts payable and other liabilities		**451**	429	429	460
Liabilities of Brookfield Homes Corporation		—	—	556	583
Shareholders' interests					
Interests of others in properties		**91**	84	84	113
Preferred shares – subsidiaries and corporate		**605**	579	579	585
Common shares	4	**1,773**	1,770	2,093	1,944
		$ 7,619	$ 7,450	$ 8,329	$ 8,291

* *Excluding Brookfield Homes which was spun-off January 6, 2003*

Note: This quarterly report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Statement of Income

unaudited		*Three months ended March 31*	
(US Millions, except per share amounts)	**2003**	2002	2001
Total revenue	**$ 295**	$ 345	$ 366
Net Operating Income			
Commercial property operations			
Operating income from current properties	**$ 150**	$ 143	$ 136
Operating income from properties sold	—	7	23
Lease termination income and gains	—	40	25
Total commercial property operations	**150**	190	184
Development and residential income	**7**	6	6
Interest and other	**15**	10	12
	172	206	202
Expenses			
Interest	**70**	73	86
Administrative and development	**11**	11	12
Interests of others in properties	**5**	10	8
Income before undernoted	**86**	112	96
Depreciation and amortization	**18**	19	18
Taxes and other non-cash items	**18**	21	23
Net Income from Continuing Operations	**50**	72	55
Income from discontinued operations	—	8	5
Net Income	**$ 50**	$ 80	$ 60
Net Income Per Share – Basic and Diluted			
Prior to lease termination income and gains	**$ 0.29**	$ 0.25	$ 0.21
Lease termination income and gains	—	0.17	0.09
Discontinued operations	—	0.05	0.03
	$ 0.29	$ 0.47	$ 0.33

Consolidated Statement of Retained Earnings

unaudited		*Three months ended March 31*	
(US Millions)	**2003**	2002	2001
Retained earnings – beginning of period	**$ 630**	$ 441	$ 274
Accounting policy change – stock-based compensation	—	(8)	—
Net income	**50**	80	60
Shareholder distributions			
Preferred share dividends and convertible debenture interest	**(4)**	(5)	(6)
Common share dividends	**(16)**	(16)	—
Retained earnings – end of period	**$ 660**	$ 492	$ 328

Consolidated Statement of Cashflow

unaudited	*Three months ended March 31*		
(US Millions, except per share amounts)	**2003**	2002	2001
Operating Activities			
Net income	**$ 50**	$ 80	$ 60
Depreciation and amortization	**18**	19	18
Taxes and other non-cash items	**18**	26	27
Funds from operations and gains	**86**	125	105
Gains	**—**	(40)	(24)
Income from discontinued operations, before taxes	**—**	(13)	(9)
Commercial property tenant improvements	**(6)**	(5)	(22)
Other	**5**	(18)	28
Cashflow from operating activities	**85**	49	78
Financing Activities and Capital Distributions			
Commercial property debt arranged	**467**	38	951
Commercial property debt repayments	**(416)**	(11)	(555)
Other advances	**4**	(28)	(491)
Common shares of Brookfield and subsidiaries acquired	**(33)**	(10)	(8)
Common shares issued	**1**	—	1
Cashflow retained from interests of other shareholders	**2**	7	4
Preferred share dividends and convertible debenture interest	**(4)**	(5)	(6)
Common share dividends	**(16)**	(16)	—
Cashflow used in financing activities and capital distributions	**5**	(25)	(104)
Investment Activities			
Dispositions of real estate, net	**4**	34	57
Development and redevelopment investments	**(52)**	(22)	(20)
Capital expenditures	**(2)**	(3)	(2)
Cashflow used in investing activities	**(50)**	9	35
Discontinued Operations	**—**	(18)	14
Increase in cash resources	**40**	15	23
Opening cash and cash equivalents	**76**	195	201
Closing Cash and Cash Equivalents	**$ 116**	$ 210	$ 224

Notes to the Consolidated Financial Statements

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company's most recently issued Annual Report that includes information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report.

The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principles. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been restated or reclassified to conform to the current year's presentation.

NOTE 2. COMMERCIAL PROPERTIES

Commercial property assets consist largely of office properties in six core markets containing approximately 46 million square feet of space, of which 11 million square feet are commercial development assets. Brookfield has a net interest in approximately 35 million square feet of operating assets and 9 million square feet of development assets.

Region	Leaseable Area *(000's Sq.Ft.)*	Brookfield Owned Interest *(000's Sq.Ft.)*	**Mar. 31 2003** ***(US Millions)***	Dec. 31 2002 *(US Millions)*	Dec. 31 2001 *(US Millions)*
New York, New York	10,113	9,230	**$ 3,298**	$ 3,295	$ 3,255
Toronto, Ontario	6,885	4,851	**818**	778	737
Boston, Massachusetts	2,163	1,103	**333**	332	333
Denver, Colorado	3,017	2,811	**372**	354	357
Calgary, Alberta	7,570	3,503	**408**	380	520
Minneapolis, Minnesota	3,008	3,008	**395**	393	391
Other	1,421	1,421	**126**	129	209
	34,177	25,927	**5,750**	5,661	5,802
Office development properties	11,492	9,493	**775**	720	344
Total	45,669	35,420	**$ 6,525**	$ 6,381	$ 6,146

NOTE 3. COMMERCIAL PROPERTY DEBT

Predominantly all of the commercial property mortgages are secured by individual properties without recourse to the company. Approximately 84% of the company's commercial property debt is due after 2005.

(US Millions)	Weighted Average Interest Rate at March 31, 2003	Remainder 2003	2004	2005	2006	2007	2008 & Beyond	Total
Commercial property debt	6.7%	$ 157	$ 249	$ 249	$ 623	$ 295	$ 2,529	$ 4,102

NOTE 4. COMMON SHARES

The company's common equity is as follows:

(US Millions)	**Mar. 31 2003**	Dec. 31 2002	Dec. 31 2001
Common shares	**$ 1,113**	$ 1,448	$ 1,459
Retained earnings, contributed surplus and cumulative translation adjustment*	**660**	645	485
Common shares	**$ 1,773**	$ 2,093	$ 1,944
Common shares			
Common shares outstanding	**158,688,561**	160,364,416	161,678,406
Unexercised options and warrants	**4,385,186**	3,568,791	3,404,886
Common shares outstanding – fully diluted	**163,073,747**	163,933,207	165,083,292

** Retained earnings, contributed surplus and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $(33) million (Dec. 31, 2002 - $(36) million, Dec. 31, 2001 - $(27) million) and contributed surplus of $33 million (Dec. 31, 2002 - $51 million, Dec. 31, 2001 - $71 million).*

During the first quarter of 2003, the company granted one million stock options under the management share option plan with an exercise price of $18.38, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 10-year term, 22.8% volatility, and an interest rate of 5.1%.

NOTE 5. GUARANTEES

The company provided income guarantees to the co-owners in connection with the sale of certain properties. The guarantees are based on a specified level of contractual occupancy until July 2007 and a specified rate of return until July 2005. Based on estimated levels of contractual occupancy and rate of return, the company has provided for potential payments of $3 million at the time of sale.

The company has also agreed to indemnify its directors and certain of its officers and employees. Historically, the company has not made any significant payments under such indemnification agreements.

NOTE 6. SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property and the residential development business. The following summary presents segmented financial information for the company's principal areas of business by industry and geographical location for the three months ended March 31:

unaudited	*United States*			*Canada*			*Total*		
(US Millions)	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Commercial property operations									
Rental revenues	**$ 179**	$ 170	$ 183	**$ 62**	$ 68	$ 81	**$ 241**	$ 238	$ 264
Lease termination income and gains	**—**	—	25	**—**	40	—	**—**	40	25
Expenses	**66**	59	69	**25**	29	36	**91**	88	105
	113	111	139	**37**	79	45	**150**	190	184
Development and residential									
Revenues	**3**	28	40	**36**	29	25	**39**	57	65
Expenses	**3**	28	37	**29**	23	22	**32**	51	59
	—	—	3	**7**	6	3	**7**	6	6
Other revenues	**8**	2	6	**7**	8	6	**15**	10	12
Net operating income	**121**	113	148	**51**	93	54	**172**	206	202
Interest expense	**58**	60	65	**12**	13	21	**70**	73	86
Administrative and development	**5**	5	5	**6**	6	7	**11**	11	12
Interests of others in properties	**1**	2	3	**4**	8	5	**5**	10	8
Income before undernoted	**57**	46	75	**29**	66	21	**86**	112	96
Depreciation and amortization	**12**	12	12	**6**	7	6	**18**	19	18
Income before unallocated costs	**45**	34	63	**23**	59	15	**68**	93	78
Taxes and other non-cash items							**18**	21	23
Net income from continuing operations							**50**	72	55
Income from discontinued operations							**—**	8	5
Net income							**$ 50**	$ 80	$ 60
Acquisitions (dispositions) of real estate, net	**$ (4)**	$ (5)	$ (106)	**$ —**	$ (29)	$ 49	**$ (4)**	$ (34)	$ (57)
Commercial property tenant improvements	**3**	3	14	**3**	2	8	**6**	5	22
Development and redevelopment investments	**50**	20	12	**2**	2	8	**52**	22	20
Capital expenditures	**1**	2	2	**1**	1	—	**2**	3	2

unaudited	*United States*			*Canada*			*Total*		
	Mar. 31	Dec. 31	Dec. 31	**Mar. 31**	Dec. 31	Dec. 31	**Mar. 31**	Dec. 31	Dec. 31
(US Millions)	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Assets									
Commercial properties	**$ 4,445**	$ 4,430	$ 4,392	**$ 1,305**	$ 1,231	$ 1,410	**$ 5,750**	$ 5,661	$ 5,802
Development properties	**769**	711	374	**247**	233	201	**1,016**	944	575
Receivables and other	**325**	301	428	**412**	468	419	**737**	769	847
Cash and cash equivalents	**110**	72	195	**6**	4	—	**116**	76	195
Assets of Brookfield Homes Corporation	**—**	879	872	**—**	—	—	**—**	879	872
	$ 5,649	$ 6,393	$ 6,261	**$ 1,970**	$1,936	$ 2,030	**$ 7,619**	$ 8,329	$ 8,291

Corporate Information

CORPORATE PROFILE

Brookfield Properties Corporation, with a stock market value of $9 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 50 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

SHAREHOLDER INQUIRIES

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7000 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Steven Douglas, Executive Vice President and Chief Financial Officer at (416) 369-2300 or via e-mail at sdouglas@brookfieldproperties.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company's Transfer Agent.

CIBC Mellon Trust Company

By mail:	P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9
By courier:	199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9, Attention: Courier Window
Tel:	(416) 643-5500 or Toll free: (800) 387-0825 (throughout North America)
Fax:	(416) 643-5501
Website:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

COMMON STOCK INFORMATION

Symbol: BPO Stock Exchanges: NYSE, TSX

Five Year Common Share Dividend History

(US Dollars)	1999	2000	2001	2002	2003
March 31	$ —	$ —	$ —	$ 0.10	$ 2.10**
June 30	0.09	0.12	0.13	0.10	
September 30	—	—	0.10*	0.10	
December 31	0.12	0.13	0.10	0.10	

* *Effective September 2001, Brookfield initiated a quarterly dividend payment in place of the semi-annual payment. Record dates are set on the first business day of March, June, September and December.*

** *Including $2.00 per share distribution of Brookfield Homes Corporation at book value.*

HEAD OFFICE

Brookfield Properties Corporation

United States:
One Liberty Plaza
165 Broadway, 6th Floor
New York, New York
10006

Tel: (212) 417-7000
Fax: (212) 417-7196

Canada:
BCE Place, 181 Bay Street
Suite 330, P.O. Box 770
Toronto, Ontario
M5J 2T3

Tel: (416) 369-2300
Fax: (416) 369-2301

Website:
www.brookfieldproperties.com

Exhibit 2.10

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

The information contained in this Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the Annual General Meeting of Shareholders of Brookfield Properties Corporation (the "Corporation" or "Brookfield") to be held on Friday, April 25, 2003 at 11:30 a.m. (Toronto time) in the Design Exchange, 234 Bay Street, Toronto, Canada and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. All amounts in the Circular are expressed in U.S. dollars unless otherwise noted. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally by officers or regular employees of the Corporation. **The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation** and the total cost of solicitation will be borne by the Corporation. The information contained herein is given as at March 3, 2003.

APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are representatives of management and are directors and officers of the Corporation. **Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent the shareholder at the meeting or any adjournment thereof.** Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy.

To be valid, proxies must be executed legibly by a registered shareholder and deposited with CIBC Mellon Trust Company, P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address: 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9; or if delivered by facsimile at 416-368-2502), not later than the close of business on Wednesday, April 23, 2003 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

NON-REGISTERED HOLDERS

Only registered holders of common shares and Class A Redeemable Voting preferred shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, common shares and Class A Redeemable Voting preferred shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form of proxy and the 2002 annual report of the Corporation (collectively, the "meeting materials") to the depository and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

(a) **Voting Instruction Form**. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder; or

(b) **Form of Proxy**. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with Secretary of the Corporation c/o CIBC Mellon Trust Company, PO Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9, or if delivered by facsimile at 416-368-2502); as described above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

REVOCATION

A registered shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it as described above, (b) by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting at which the proxy is to be used, or any adjournment thereof, or (ii) with the chairman of the meeting prior to the commencement of the meeting on the day of the meeting or any adjournment thereof, or (c) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the direction of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the meeting. At the date hereof, the management of the Corporation knows of no such amendments, variations or other matters.

VOTING SHARES

As at March 3, 2003, the Corporation had outstanding 159,725,716 common shares and 6,312,000 Class A Redeemable Voting preferred shares. Each holder of common shares and each holder of Class A Redeemable Voting preferred shares of record at the close of business on March 19, 2003, the record date established for the Notice of Meeting, will be entitled to one vote in respect of each such share held by the shareholder on all matters to come before the meeting. For a description of the procedures to be followed by Non-Registered Holders to direct the voting of shares beneficially owned, see " Non-Registered Holders" on page 1 of this Circular.

PRINCIPAL HOLDERS OF THE CORPORATION'S VOTING SHARES

To the knowledge of the directors and officers of the Corporation, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation is Brascan Corporation ("Brascan"), which, directly and indirectly, owns 78,088,013 common shares and 6,126,957 Class A Redeemable Voting preferred shares, being 48.9% and 97.1%, respectively, of the outstanding shares of each such class. Brascan is a North American based company which owns and manages real estate, power generation and financial assets, and is listed on the New York, Toronto and Brussels stock exchanges. Messrs. J.L. Cockwell and J.B. Flatt, directors of the Corporation, are also senior officers and directors of Brascan.

The Corporation is advised that Brascan's major shareholder is EdperPartners Limited ("EdperPartners"). EdperPartners and its shareholders, collectively own, directly and indirectly, exercise control over, or have options and warrants to acquire approximately 30 million Class A Limited Voting shares, representing approximately 16% of the Class A Limited Voting shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting shares representing 100% of the Class B Limited Voting shares of Brascan. These shareholdings include shares held through BNN Investments Ltd., a Toronto Stock Exchange listed investment company that owns 9.6 million Class A Limited voting shares of Brascan. Messrs. D.D. Arthur, R.B. Clark, S.J. Douglas and J.B. Flatt, who are directors and/or officers of the Corporation, together with 10 other shareholders of EdperPartners, own common shares of BNN Investments Ltd.

EdperPartners is an investment holding company owned by 37 investors with no one shareholder holding more than a 15% effective interest. Shareholders of EdperPartners, in addition to receiving dividends from their investment in EdperPartners, participate in an investment fund (the "Fund") that was formed and financed by EdperPartners in 2001. The Fund distributed Cdn$3 million of investment income to participants in January 2003, with no individual participant receiving more than Cdn$178,200. Messrs. G.E. Arnell, D.D. Arthur, R.B. Clark, J.L. Cockwell, S.J. Douglas, J.B. Flatt and J.E. Zuccotti, who are directors and/or officers of the Corporation, are also shareholders of EdperPartners, and collectively received a total of Cdn$594,000 distributions from the Fund.

ELECTION OF DIRECTORS

The articles of the Corporation provide that each shareholder entitled to vote in the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected. The shareholder may cast all such votes in favour of one candidate or distribute such votes among the candidates in any manner the shareholder sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of the shareholder's votes among such candidates, the shareholder will be deemed to have distributed the shareholder's votes equally among the candidates for whom the shareholder voted.

On any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled equally among the proposed nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be otherwise voted or withheld from voting in the election of directors. If a shareholder wishes to distribute the shareholder's votes other than equally among the proposed nominees for whom the shareholder has directed the management representatives designated in the enclosed form of proxy to vote, the shareholder must do so personally at the meeting or by another proper form of proxy. Management anticipates that all of the proposed nominees will be able to serve as a director. If a proposed nominee is unable to serve as a director for any reason prior to the meeting, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other nominees at their discretion.

The following table sets out the names of the persons proposed by management to be nominated for election as directors to hold office until the next annual meeting or until their successors are elected or appointed, all major positions and offices in the Corporation or any of its significant affiliates held by each nominee, the principal occupation or employment of each nominee, the year in which each nominee was first elected a director of the Corporation and the approximate number of shares of each class of shares of the Corporation and its subsidiaries that each nominee has advised the Corporation, are beneficially owned, directly or indirectly, or subject to control or direction by that person at the date of this Circular.

Name, Municipality of Residence, Office, Principal Occupation and Positions Held	Year First Elected a Director	Common Shares Held[4]	Common Share Options Held	Deferred Common Share Units Held
GORDON E. ARNELL, New York, New York Chairman of the Corporation	1989	41,229	175,000	—
DAVID D. ARTHUR, Toronto, Ontario President and Chief Executive Officer, Canadian Commercial Operations of the Corporation	2002	129,451	405,000	160,249
WILLIAM T. CAHILL[1], Ridgefield, Connecticut Managing Director, Citicorp Real Estate, Inc. (a real estate transactions subsidiary of Citibank N.A.)	2000	—	3,000	—
RICHARD B. CLARK, New York, New York President and Chief Executive Officer of the Corporation	2002	261,535	505,000	149,521
JACK L. COCKWELL,[2] Toronto, Ontario Group Chairman, Brascan Corporation (property, power and financial company)	1998	2,306,114	—	—
J. BRUCE FLATT, Toronto, Ontario President and Chief Executive Officer, Brascan Corporation	1995	1,721,051	250,000	30,946
LANCE LIEBMAN, [2][3] New York, New York Professor of Law, Columbia Law School	Director -elect	—	—	—
JOHN R. McCAIG, [2][3] Calgary, Alberta Chairman, Trimac Corporation (diversified company)	1995	4,500	9,000	—
PAUL D. MCFARLANE,[1] Mississauga, Ontario Corporate Director	1998	—	3,000	—
ALLAN S. OLSON,[1][3] Edmonton, Alberta President, First Industries Corporation (investment and management company)	1995	13,333	9,000	—
SAM POLLOCK, O.C.,[1][2][3] Toronto, Ontario Corporate Director	1978	414,543	9,000	—
JOHN E. ZUCCOTTI, New York, New York Co-Chairman of the Corporation	1998	115,406	150,000	—

Notes:
(1) Audit Committee member.
(2) Human Resources and Compensation Committee member.
(3) Governance and Nominating Committee member.
(4) Includes proportionate interest in shares held indirectly through EdperPartners and BNN Investments Ltd. (see " Principal Holders of the Corporation's Voting Shares" on page 2 of this Circular).

All of the persons named in the above table, other than Mr. L. Liebman, were elected members of the board of directors at the last annual meeting. Mr. Liebman has held his present principal occupation since 1991.

COMPENSATION OF DIRECTORS

Directors who are resident in Canada receive their compensation in Canadian dollars, while U.S. resident directors receive their compensation in U.S. dollars. Directors who are not officers of the Corporation or its affiliates (the " outside directors") are entitled to receive an annual retainer of $20,000 and an attendance fee of $1,000 in respect of each meeting of the board of directors which they are in attendance or $400 if attending by telephone (other than any meeting held immediately following an annual meeting of shareholders). In addition, such directors who are chairmen of board committees receive an annual retainer of $2,000. Directors who are members of board committees receive an attendance fee of $700 for each committee meeting attended ($400 if the meeting occurs on the same day as a board meeting). In 2002, nine directors of the Corporation received a total of $122,000. At the discretion of the board, outside directors may also from time-to-time be granted options to acquire common shares of the Corporation. During 2002, 24,000 options to acquire common shares of the Corporation were issued to eight non-management directors at an exercise price of US$17.71 (Cdn$28.30). Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings.

REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee of the board of directors of the Corporation (the "Committee") was comprised of four directors at March 3, 2003; Messrs. J.L. Cockwell (Chair), L. Liebman, J.R. McCaig and S. Pollock. The Committee meets as required, and at least annually, to monitor and review management compensation policies and benefits, management succession planning and to review the overall composition and quality of the Corporation's management resources. The Committee met on two occasions in 2002. The Committee has a specific mandate to review and approve executive compensation. This includes an annual evaluation of the performance of the Corporation's President and Chief Executive Officer and the four highest paid executive officers (the "Named Executive Officers"), and a review of performance reports for other executive officers of the Corporation. The Committee makes recommendations to the board of directors with respect to the compensation of the executive officers, and the board gives final approval on compensation matters.

Executive compensation is based on the relative role and responsibility of the executive as compared to other executives within the Corporation and the market place, as well as on the executive's individual performance. This applies equally to all executive officers, including the President and Chief Executive Officer of the Corporation. The compensation arrangements of the Corporation are focused on rewarding performance, taking into account length of service, level of responsibility and experience of the individual. A specific objective of the Corporation is to attract and retain highly qualified and motivated individuals. Accordingly, compensation levels are monitored to ensure that they are competitive within the relevant market place.

The key components of executive officers' compensation are base salary, short-term incentives and long-term incentives. The short and long-term incentive plans are designed to provide a significant amount of variable compensation which is linked to individual performance and increases in shareholder value.

Base salaries of executives are reviewed annually and are based on individual performance, responsibility and experience to ensure that they reflect the contribution of each executive. The Corporation believes that base salaries for senior executives should be lower than average for the industry with compensation weighted to share performance in order to align these executives' interests with shareholders.

Short-term incentives are represented by cash bonus awards. Awards are determined based on both the performance of the Corporation and the individual executive. The performance of the Corporation is measured by the achievement of financial and other objectives of the Corporation, also taking into consideration the performance of industry competitors and macro-economic factors, as well as the efforts and achievements of the executive team. The performance of the individual executive is based on the degree to which that executive has met specific agreed upon objectives.

Long-term incentives are intended to reward management based on increases in the value of the Corporation's common shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Corporation's financial success, measured in terms of enhanced shareholder wealth over the longer term.

The Corporation's long-term incentive plans consist of three elements:

(a) a Management Share Option Plan ("MSOP") under which the Corporation grants options to executives to purchase common shares at a fixed price, being the closing price of the common shares on the Toronto Stock Exchange on the last trading day preceding the date of the grant. The number of options granted each year is determined based on a multiple of the executive's base salary for that year. The options vest as to 20% at the end of each year on a cumulative basis and are exercisable over a 10-year period. Commencing in February 2003, in order to minimize any appearance of executives opportunistically exercising options for personal gains, the Corporation's board of directors adopted a policy requiring the Named Executive Officers to hold, for at least one year, common shares or deferred units of the Corporation equal to the net after-tax cash realized from the exercise of option grants, starting with options granted in 2003;

(b) a Deferred Share Unit Plan ("DSUP") under which senior officers may, at their option, receive all or a portion of their annual bonus awards in the form of deferred share units ("Units"). The annual bonus awards are converted to Units based on a rate set at the discretion of the Corporation's board on the award date. The portion of the annual bonus award elected to be received in Units by the executive may, at the discretion of the board, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the DSUP. An executive who holds Units will receive additional Units as dividends are paid on the common shares of the Corporation, on the same basis as if the dividends were re-invested. The Units vest over a five-year period and participants are only allowed to redeem the Units upon cessation of employment through retirement, resignation, termination or death, after which date the Units terminate unless redeemed within 90 days. The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of common shares of the Corporation at the time of cessation of employment with the Corporation; and

(c) a Management Share Purchase Plan ("MSPP") under which prior to June 2002, key executives of the Corporation and its subsidiaries may apply for a loan from the Corporation in order to purchase common shares of the Corporation. Loans bear interest in the amount equal to the cash dividends paid on the shares and are repayable within a period of five years and can be extended for a further five years. Common shares purchased under the MSPP vest as to 20% per year on a cumulative basis over the five-year term of the loan. In response to changing guidelines in the United States on executive loans effective June 2002, the board of directors discontinued granting any further loans to executives under the MSPP.

The allocation of share options to executives is based on criteria similar to those for short-term incentives. During the fiscal year ended December 31, 2002 no shares were purchased by any Named Executive Officer under the Corporation's MSPP.

Chief Executive Officer

The annualized salary paid in 2002 to the Corporation's Chief Executive Officer, Mr. R. Clark, who was appointed in February 2002, was $400,000. In February 2003, the Committee maintained Mr. Clark's annual salary at $400,000, granted 75,000 options under the Corporation's MSOP, and approved a short-term incentive award for 2002 of $81,230 and 21,932 Deferred Share Units of the Corporation.

This compensation award reflects Mr. Clark's responsibilities, effectiveness and achievement of corporate goals, including the following: increasing funds from operations on a per share basis by 15% through business growth and improvements, as well as cost reductions; increasing the Corporation's operating capacities through various acquisitions, and other asset management initiatives; and the distribution of the Corporation's home building operations to shareholders, delivering to shareholders a special dividend of approximately $2.00 per share, all of which resulted in a total return for shareholders of 20% during the year, when both dividends and share price appreciation are considered.

Signed by the members of the Human Resources and Compensation Committee,

J.L. Cockwell, *Chair*   L. Liebman   J.R. McCaig   S. Pollock

PERFORMANCE GRAPH

The following shows the cumulative total S&P/TSX shareholder return (assuming re-investment of dividends) over the last five fiscal years, in comparison with the S&P/TSX Composite Index and the S&P/TSX Canadian Real Estate Index. The Composite Index reflects the cumulative return of the TSX Canadian Real Estate Index, including dividend re-investment.

Five-Year Cumulative Total Return on $100 Investment Assuming Dividends Are Re-invested
December 31, 1997 - December 31, 2002



200
($) 100
0
1997
1998
1999
2000
2001
2002
Brookfield Properties Corporation
S&P/TSX Canadian Real Estate Index
S&P/TSX Composite Index

EXECUTIVE COMPENSATION

The following information is provided pursuant to the executive compensation disclosure requirements contained in the Regulations to the *Securities Act* (Ontario).

Summary Compensation of Named Executive Officers

The following table sets out the compensation paid to the Corporation's President and Chief Executive Officer and the Named Executive Officers (as defined below).

Name and Principal Position	Year	Annual Compensation			Long-term Compensation Awards	
		Salary Paid	Bonus Entitlement	Other Compensation	Stock Options Granted (#)	Deferred Share Units Issued [2] (#)
Richard B. Clark (US$) President and CEO of the Corporation	2002	400,000	281,230[1]	298,500[4]	75,000[2]	21,932[1]
	2001	400,000	400,000[1]	—	175,000	22,938[1]
	2000	325,000	200,000[1]	—	55,000	24,242[1]
Dennis H. Friedrich (US$) Executive Vice President and COO of the Corporation	2002	300,000	165,000	40,500[4]	50,000	16,449[1]
	2001	240,000	320,000	—	45,000	—
	2000	235,000	280,000	—	45,000	—
David D. Arthur (Cdn$) President and CEO, Cdn Commercial Operations	2002	325,000	165,000[1]	474,570[4]	40,000[2]	11,881[1]
	2001	325,000	160,000[1]	42,566	140,000	11,458[1]
	2000	300,000	140,000[1]	45,184	40,000	12,400[1]
Ian G. Cockwell[3] (Cdn$) Former Chairman and CEO, Residential Operations	2002	325,000	—	2,454,500[5]	—	—
	2001	325,000	125,000[1]	—	55,000	8,951[1]
	2000	300,000	125,000[1]	—	55,000	10,000[1]
Steven J. Douglas (Cdn$) Executive Vice President and CFO of the Corporation	2002	290,000	115,000[1]	108,560[4]	31,127[2]	8,280[1]
	2001	250,000	100,000[1]	—	35,000	7,161[1]
	2000	225,000	90,000[1]	—	30,000	7,200[1]

Notes:

(1) Elected to receive all or a portion of bonus in Deferred Share Units.

(2) The option and deferred share unit awards shown for 2002 were granted on February 4, 2003. The options are exercisable at a price of US$18.38 (Cdn$27.95).

(3) Mr. I.G. Cockwell ceased being an officer of Brookfield Properties Corporation on January 6, 2003 and assumed the role of President and Chief Executive Officer of Brookfield Homes Corporation. As a result, all stock options and deferred share units previously granted as well as Mr. Cockwell's 2002 bonus was assumed by Brookfield Homes Corporation.

(4) Includes cash payments of US$1.50 (Cdn$2.36) per option held at December 31, 2002 to adjust for the impact of the spin-off of Brookfield Homes Corporation.

(5) Amount of value assumed by Brookfield Homes Corporation in connection with the spin-off of Brookfield Homes Corporation.

Options Pursuant to Distribution of Brookfield Homes Corporation

In recognition of the capital reduction due to the distribution of Brookfield Homes

Corporation to shareholders, the Toronto Stock Exchange permitted the options, issued at the time of the distribution, to have their strike price reduced to reflect this event. The reduction was equal to the weighted average reduction in market value of the shares of the Corporation for 10 days subsequent to the record date for the distribution. This resulted in a reduction of US$1.00 or Cdn$1.58 to the strike price of options held at the time of the distribution. The impact on the options held by the Named Executive Officers is as follows:

Name	Date	Securities Under Option (#)	Market Price of Securities Prior to Event ($/Security)	Weighted Average Exercise Price ($/Security)	Weighted Average New Exercise Price ($/Security)	Length of Original Option Term Remaining
Richard B. Clark (US$)	Jan. 7, 2003	430,000	18.23	14.19	13.19	3 to 9 years
Dennis H. Friedrich (US$)	Jan. 7, 2003	90,000	18.23	17.11	16.11	3 to 9 years
David D. Arthur (Cdn$)	Jan. 7, 2003	365,000	28.52	19.69	18.11	3 to 9 years
Ian G. Cockwell (Cdn$)	Jan. 7, 2003	—	—	—	—	—
Steven J. Douglas (Cdn$)	Jan. 7, 2003	116,000	28.52	22.24	20.66	3 to 9 years

Aggregate Options Exercised During the Year Ended December 31, 2002 and Year-end Option Values

There were 8,000 options exercised to acquire common shares of the Corporation during 2002 by the Named Executive Officers. During the year ended December 31, 2002, 965,339 share options were granted to employees of the Corporation. Option values for Named Executive Officers as at December 31, 2002 were as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2002 (#)		In-the-Money Value of Unexercised Options[1] at December 31, 2002 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard B. Clark (US$)	–	–	204,000	301,000	1,581,595	1,003,680
Dennis H. Friedrich (US$)	–	–	27,000	113,000	189,540	278,550
David D. Arthur (Cdn$)	8,000	162,800	163,000	242,000	2,097,280	1,392,120
Ian G. Cockwell[2] (Cdn$)	–	–	–	–	–	–
Steven J. Douglas (Cdn$)	–	—	46,000	101,127	405,660	513,000

Notes:

(1) " In-the-Money" means the market value of the common shares under option exceed the exercise price of the options prior to related income taxes. The closing price of the Corporation's common shares on the New York Stock Exchange on December 31, 2002 was $20.20 per share.

(2) Mr. I.G. Cockwell ceased being an officer of Brookfield Properties Corporation on January 6, 2003 and assumed the role of President and Chief Executive Officer of Brookfield Homes Corporation. As a result, all stock options and deferred share units previously granted as well as Mr. Cockwell's 2002 bonus was assumed by Brookfield Homes Corporation.

Aggregate Deferred Share Units Plan at December 31, 2002

Deferred share units may be granted each year at the discretion of the Corporation's board of directors to senior executives in lieu of all or part of their annual cash bonus awards as described below under " Report of the Human Resources and Compensation Committee - Long Term Incentives."

The number of units owned by the Named Executive Officers and the value of the units in the Deferred Share Unit Plan (" DSUP") as of December 31, 2002 were as follows:

Name	Units Allocated as of December 31, 2002		Units Owned in Deferred Share Unit Plan[1]		Value of Units as of December 31, 2002	
	(#)	($)	Vested (#)	Unvested (#)	Vested ($)	Unvested ($)
Richard B. Clark (US$)	21,932	400,000	52,064	97,457	947,573	1,773,710
Dennis H. Friedrich (US$)	16,449	300,000	—	16,449	—	300,000
David D. Arthur (Cdn$)	11,881	330,000	119,695	40,554	3,420,877	1,159,026
Ian G. Cockwell[2] (Cdn$)	—	—	—	—	—	—
Steven J. Douglas (Cdn$)	8,281	230,000	9,553	22,125	273,032	632,343

Notes:

(1) The Deferred Share Unit Plan is described in greater detail on page 5.

(2) Mr. I.G. Cockwell ceased being an officer of Brookfield Properties Corporation on January 6, 2003 and assumed the role of President and Chief Executive Officer of Brookfield Homes Corporation. As a result, all stock options and deferred share units previously granted as well as Mr. Cockwell's 2002 bonus was assumed by Brookfield Homes Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND

SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

In response to changing U.S. guidelines on executive loans, the board discontinued granting any further executive loans under the Corporation's Management Share Ownership Plan ("MSPP") and its Executive Share Ownership Plan ("ESOP") effective June 2002. As at March 3, 2003, the aggregate indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) to the Corporation or its subsidiaries of all officers, directors, proposed directors and employees and former officers, directors and employees of the Corporation and its subsidiaries made in connection with the purchase of securities of the Corporation or designated shares was $9,880,991. No additional loans have been extended subsequent to July 30, 2002 to directors, executives or senior officers of the Corporation.

The following table sets forth the names of the officers of the Corporation and its subsidiaries to whom loans have been made in respect of the MSPP and executive share ownership plan together with the largest amount outstanding during the fiscal year ended December 31, 2002 and the amount outstanding as at March 3, 2003. During the year ended December 31, 2002, there were no common shares purchased under the MSPP.

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During 12 Months Ended Dec. 31, 2002 (US$)	Amount Outstanding as at March 3, 2003 (US$)	Shares Held as Security for Indebtedness[1]
Richard B. Clark President and CEO of the Corporation	Loan from Corporation	3,576,000	3,576,000	—
David D. Arthur President and CEO, Cdn Commercial Operations	Loan from Corporation	658,000	658,000	Designated Shares
Ian G. Cockwell Former Chairman and CEO, Residential Operations	Loan from Corporation	2,219,000	2,219,000	Designated Shares
Steven J. Douglas Executive Vice President and CFO of the Corporation	Loan from Corporation	340,000	340,000	Designated Shares

Note:

(1) Designated shares include common shares of the Corporation, publicly traded securities of subsidiary and associated companies, or securities of EdperPartners (See "Voting Shares and Principal Holders Thereof").

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

As at March 3, 2003, there were no loans to officers, directors and employees and former officers, directors and employees of the Corporation or its subsidiaries, for purposes other than in connection with purchases of securities of the Corporation or subsidiaries of the Corporation (other than "routine indebtedness" under applicable Canadian securities laws).

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains directors and officers insurance with an annual policy limit of $50,000,000 subject to a corporate deductible of $250,000 per loss at a cost of $99,000 for 2002. Under this insurance coverage, the Corporation and certain of its associated companies (collectively, the "Organization") is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of March 3, 2003, no director, senior officer or associate of a director or senior officer nor, to the knowledge of the directors or senior officers of the Corporation after having made reasonable enquiry, any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation or its affiliates.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the board of directors who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the board of directors and who are charged with the ongoing management of the Corporation.

The board of directors of Brookfield encourages sound corporate governance practices designed to promote the well being and ongoing development of the Corporation, having always as its ultimate objective the best long-term interests of the Corporation and the enhancement of value for all shareholders. The board also believes that sound corporate governance benefits the Corporation's employees and the communities in which the Corporation operates. Through its board representatives, the Corporation encourages its operating affiliates to also adopt corporate governance policies appropriate for their particular circumstances.

The board is of the view that the Corporation's corporate governance policies and practices, outlined below, are comprehensive and consistent with the guidelines for improved corporate governance in Canada adopted by the Toronto Stock Exchange (the " TSX Guidelines"). The Corporation's specific disclosure relative to these guidelines is set out in " Schedule A" starting on page 15 of this Circular. The board is also of the view that these policies and practices are consistent with the most recent requirements of the New York Stock Exchange and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002.

Board of Directors

Mandate of the Board

Brookfield's board of directors oversees the management of the Corporation's business and affairs, both directly and through committees. In doing so, the board acts at all times with a view to the best interests of the Corporation. In fulfilling its mandate, the board, among other matters, is responsible for:

- reviewing the Corporation's overall business strategies and its annual business plan;
- reviewing the principal risks of the Corporation's business to ensure that appropriate systems are in place to manage these risks;
- reviewing all major strategic initiatives to ensure that the Corporation's proposed actions accord with shareholder objectives;
- appointing senior management and reviewing succession planning;
- assessing management's performance against business plans previously approved by the directors and against industry standards;
- reviewing and approving the reports issued to shareholders, including annual and interim financial statements, as well as materials prepared for shareholder meetings;
- ensuring the effective operation of the board of directors; and
- safeguarding shareholders' equity interests through the optimum utilization of the Corporation's capital resources, which includes setting an appropriate dividend policy.

The board of directors meets at least once in each quarter, with additional meetings held when appropriate. The board of directors met seven times in 2002. There are four regular meetings and one planning meeting scheduled for 2003. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by the Corporation.

Well-informed directors are essential for the effective performance of a board. Directors have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of the Corporation. Individual directors are free to consult with members of senior management whenever they so require and to engage outside advisors where appropriate and authorized by the Chairman of the board.

Composition of the Board and Representation of Shareholders' Interests

The board of directors is comprised of individuals representing the Corporation's major shareholder, independent directors and directors drawn from senior management. The board believes that this combination leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision making.

Approximately 50% of Brookfield's fully diluted outstanding common shares are held by Brascan. The board believes that the involvement of a major shareholder on the Corporation's board of directors is compatible with ensuring that senior management is accountable to all the shareholders as owners, in that the major shareholder, having a significant investment in the Corporation, can play an important role on behalf of all shareholders in setting the terms of the business plan and assessing management's performance on an ongoing basis.

Brookfield considers that six of the 12 nominees for the board of directors, are unrelated directors within the meaning of Guidelines; that is, free from any interest, business or other relationships (other than interests and relationships arising from shareholdings), which could, or could be reasonably perceived to, materially interfere with a director's ability to act in the best interests of the Corporation and all its shareholders. In making this determination, the circumstances of each director have been examined in relation to a number of factors, including whether or not they are members of management of the Corporation or an officer of an affiliate. The Corporation considers this to be an appropriate size and composition, given the diversity of the Corporation's operations and the need for a variety of experience and backgrounds to ensure an effective and efficient board. Four members of the board of directors, Messrs. G.E. Arnell, Chairman, J.E. Zuccotti, Co-Chairman, R.B. Clark, President and Chief Executive Officer and D.D. Arthur, President and Chief Executive Officer, Canadian Commercial Operations, are executive officers of the Corporation.

Committees of the Board

Brookfield believes that the board committees assist in the effective functioning of a Corporation's board of directors and that the appropriate composition of board committees should enable the views of unrelated and independent directors to be effectively expressed.

The board of directors of Brookfield has three committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the board of directors retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance as described below.

The following is a brief description of the mandate of each committee, its composition and the meetings held during the past year.

Audit Committee

The Audit Committee was comprised of four directors at February 4, 2003, all of whom are independent and unrelated directors: Messrs. A.S. Olson (Chairman), W.T. Cahill, P.D. McFarlane and S. Pollock. In addition to being unrelated and independent directors as described above, all members of the Corporation's Audit Committee must meet an additional " independence" test under the Sarbanes-Oxley Act, in that their director's fees are the only compensation they, or their firms, receive from the Corporation.

The Audit Committee is responsible for monitoring the Corporation's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance of the Corporation's external auditors. The committee is also responsible for reviewing the Corporation's annual audited financial statements and management's financial analysis and review of operations prior to their approval by the full board of directors. The Audit Committee met twice in 2002, including meeting with the Corporation's external auditors independent of management on both occasions. There are four Audit Committee meetings scheduled for 2003. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by the Corporation.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee was comprised of four directors at February 4, 2003, all of whom are unrelated directors: Messrs. J.L. Cockwell (Chairman), L. Liebman, J.A. McCaig and S. Pollock. Three members of the committee are also independent. The committee is responsible for reviewing and reporting to the board on human resource planning, including succession planning and proposed senior management appointments, the levels and form of executive compensation in general, and the specific compensation of senior executives. The committee also reviews the job descriptions and annual objectives of the Corporation's senior executives and the performance of these executives in relation to these objectives, and reports to the board. The Human Resources and Compensation Committee met twice in 2002. There are three Human Resources and Compensation Committee meetings scheduled for 2003. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by the Corporation.

Governance and Nominating Committee

The Governance and Nominating Committee was comprised of four directors at February 4, 2003, all of whom are independent and unrelated directors: Messrs. S. Pollock (Chairman), L. Liebman, J.R. McCaig and A.S. Olson. It is the responsibility of the Governance and Nominating Committee, in consultation with the Chairman, to assess periodically the size and composition of the board and its committees, to review the effectiveness of the board's operations, to assess the performance of the board and its directors, to review the Corporation's statement of corporate governance practices and its relations with management, and to review and recommend directors' compensation. The Governance and Nominating Committee met twice in 2002. There are four Governance and Nominating Committee meetings scheduled for 2003. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by the Corporation.

Management

Management's Role

The primary responsibility of management is to safeguard the Corporation's assets and to create wealth for shareholders. When performance is found to be inadequate, the directors have the responsibility to bring about appropriate change.

Brookfield's governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring scrutiny by the Corporation's shareholders through its board of directors and its committees.

Management's Relationship to the Board

Senior management of the Corporation reports to and is accountable to the board of directors. At its meetings, the board regularly engages in a private session with the Corporation's Chairman and President and Chief Executive Officer without other members of senior management present. The board also meets at each meeting independently of any members of management.

Management Accountability

Business plans are developed to ensure the compatibility of shareholder, board and management views on the Corporation's strategic direction, performance targets and utilization of shareholders' equity. A special meeting of Brookfield's board is held each year to review the strategic initiatives and the business plan submitted by senior management. The board's approval of the annual business plan then provides a mandate for senior management to conduct the affairs of the Corporation knowing it has the necessary board support. Material deviations from the plan are reported to and considered by the board.

Board Information

Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the board at its regular and special meetings, the board is also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation's business plan. New directors are provided with comprehensive information about the Corporation and its operations. The directors periodically assess the quality, completeness and timeliness of information provided by management to the board.

Management Rewards

Brookfield's compensation plans are based on maintaining a direct link between management rewards and the wealth created for shareholders. The Corporation attempts to reward the most senior executives with primarily compensation earned through share appreciation. Annually, senior executives receive allocations of share purchase options to augment their compensation, and in 1999 a deferred share unit plan was introduced for the most senior executives in order to encourage further share ownership. Brookfield is also committed to maintaining periodic reviews of its compensation practices to ensure that management is fairly rewarded over time based on performance.

COMMUNICATION AND DISCLOSURE POLICIES

The Corporation has adopted a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation's communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Corporate Disclosure policy is reviewed annually by the board of directors and posted on the Corporation's website.

The Corporation endeavors to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases. It also maintains a website that provides summary information on the company and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation's shareholders at the Annual Meeting and are available to respond to questions at that time.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Corporation's financial results. The Corporation also endeavors to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation's designated spokespersons.

APPOINTMENT OF AUDITORS

The management representatives designated in the enclosed form of proxy intend to vote the shares represented thereby in favour of a resolution re-appointing Deloitte & Touche LLP, Chartered Accountants, Toronto, Canada, as auditors of the Corporation, to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the appointment of auditors. Deloitte & Touche LLP have been the auditors of the Corporation since 1978. The resolution to appoint Deloitte & Touche LLP as auditors must be passed by a simple majority of the votes cast either in person or by proxy. For the fiscal year ended December 31, 2002, the Corporation has paid Deloitte & Touche LLP $1.9 million: $476,000 relating to the audits of the Corporation's consolidated financial statements; $605,000 relating to audits of certain individual assets to support tenant, lender and joint venture agreements; $414,000 in connection with the provision of audit services related to prospectuses and the distribution of Brookfield Homes Corporation; and $225,000 in connection with the provision of tax compliance services.

SHAREHOLDER PROPOSALS

The following proposal has been made by the Carpenters' Local 27 Benefit Trust Funds of 230 Norseman Street, Etobicoke, Ontario M6Z 6AZ:

> Resolved, that the shareholders of the Corporation request that the board of directors adopt an executive compensation policy that future stock option grants to senior executives be performance based. For the purposes of this resolution, a stock option is performance based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Corporation's stock price performance exceeds the peer group performance levels.

A supporting statement in favor of this shareholder proposal, in addition to the response of the board of directors of the Corporation to this proposal is attached as Schedule B on page 17 to this Circular.

The Canada Business Corporations Act permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2004 is December 3, 2003.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation will provide any person or Corporation, upon request to its Corporate Secretary, with a copy of:

(a) the most recent annual information form of the Corporation, together with a copy of any document or the pertinent pages of any document incorporated therein by reference;

(b) the comparative financial statements of the Corporation for the fiscal year ended December 31, 2002, together with the report of the auditors thereon;

(c) the most recent annual report of the Corporation, which includes management's discussion and analysis of financial conditions and results of operations;

(d) the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year; and

(e) the management proxy circular of the Corporation dated March 3, 2003, in connection with the annual meeting of shareholders.

OTHER BUSINESS

The Corporation knows of no matter to come before the meeting other than the matters referred to in the accompanying Notice of Meeting.

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.

Toronto, Canada
March 3, 2003

Linda T. Northwood
Corporate Secretary

SCHEDULE A - TSX CORPORATE GOVERNANCE GUIDELINES

The Board of Directors is of the view that Brookfield's corporate governance practices and procedures are comprehensive and consistent with the 14 guidelines for improved corporate governance in Canada adopted by the Toronto Stock Exchange (the "TSX Guidelines"). The following summarizes these guidelines and sets out the Corporation's current practices in each case.

1. ***The Board of Directors should explicitly assume responsibility for stewardship of the Corporation, including the areas described below.***

   The board has adopted a written charter setting out its responsibilities, including among other things, the following specific responsibilities:

   (a) Adoption of a strategic planning process

   The board meets annually to review the Corporation's overall business strategies and its annual business plan, and also reviews major strategic initiatives to ensure that the Corporation's proposed actions accord with shareholder objectives.

   (b) Identification of principal risks and the implementation of appropriate risk management systems

   The board, directly and through its Audit Committee, reviews the principal risks of the Corporation's businesses to ensure that these risks are within acceptable limits and that appropriate systems are in place to manage these risks.

   (c) Succession planning including monitoring senior management

   The board appoints the Chief Executive Officer and other members of senior management. The board directly, and through its Human Resources and Compensation Committee, reviews the Corporation's succession plan and the annual performance of senior management.

   (d) Communications policy

   The board has approved a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. This policy is posted on the Corporation's website.

2-3. ***The Board should be composed of a majority of unrelated directors, that is directors who are independent of management and free from any business interests, other than shareholdings, which could interfere with his or her ability to act in the best interests of the Corporation. The Board has the responsibility to apply the definition of unrelated director and disclose annually the principles and conclusions of this application.***

   The board considers that six of its 12 directors proposed for election are unrelated directors within the meaning of the TSX Guidelines. The proposed directors who are considered to be unrelated are William Cahill, John McCaig, Paul McFarlane, Lance Liebman, Allan Olson and Sam Pollock. The board also considers these six directors to be independent under the requirements of the New York Stock Exchange. In making this determination, the board has examined the circumstances of each director in relation to a number of factors, including each director's current and past role in the management of the Corporation or its affiliates. The remaining six directors are members of management and/or related to Brascan which owns 48.8% of the common shares of the Corporation.

4-5. ***The Board should appoint a Committee of non-management directors, a majority of whom are unrelated, to propose new nominees for election to the board and for assessing directors on an ongoing basis. The board should implement a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.***

   The board has appointed a Governance and Nominating Committee ("GNC") with the responsibility, among other things, for reviewing credentials of nominees for election or appointment to the board and for recommending candidates for board membership. All of the members of the GNC are unrelated and independent directors. The GNC is responsible, among other things, for reviewing the effectiveness of the board's operations and for assessing the performance of the board and its directors and the contribution of individual directors.

6. ***The board should provide an orientation and education program for new directors.***

New directors are provided with comprehensive information about the Corporation and its affiliates. Directors have the opportunity to meet and participate in work sessions with the senior management of Brookfield, its subsidiaries and affiliates to obtain insight into the operations of the Corporation and its affiliates.

7. ***The board should examine its size in relation to effective decision-making and adjust its size where appropriate.***

   The GNC is responsible, among other things, for periodically assessing the size and composition of the board and its committees and making recommendations to the board. The board considers that its present size is appropriate given the diversity of its operations.

8. ***The board should review the adequacy and form of director compensation to reflect the risk and responsibilities of its directors.***

   The GNC is responsible for reviewing and recommending director compensation to the board and does so on an annual basis.

9. ***Board committees should generally be composed of non-management directors, a majority of whom are unrelated.***

   No committees of the board have officers of the Corporation as members. Committees of the board are composed primarily of outside directors, all of whom are unrelated and independent directors with the exception of the Human Resources Committee, which is chaired by Jack Cockwell. In addition, the members of the Audit Committee meet an additional test of independence under the U.S. Sarbanes-Oxley Act of 2002, as described on page 11 of this Circular.

10. ***The board or one of its committees should expressly assume responsibility for developing the Corporation's approach to governance issues, including its response to the TSX guidelines.***

    While the board of directors retains overall responsibility for corporate governance matters, its committees each have specific responsibilities for certain aspects of corporate governance. In particular, the GNC is responsible for reviewing the Corporation's statement of corporate governance practices, including its response to the TSX Guidelines and has approved this summary.

11. ***The board, together with the CEO, should define management's role and responsibilities, including the CEO's corporate objectives.***

    The Management Resources and Compensation Committee is responsible, among other things, for reviewing and reporting to the board on management resource planning, including succession planning, proposed senior management appointments, and the job descriptions and annual objectives of its senior executives. The board has also adopted position descriptions for the Chairman, CEO and Lead Director.

    The board of directors believes in the importance of developing business plans to ensure the compatibility of shareholder, board and management views on the Corporation's strategic direction and performance targets, and the effective utilization of shareholder capital. The board's approval of the annual business plan provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan, knowing it has the necessary board support. Material deviations from the plan are reported to and considered by the board.

12. ***The board should have in place appropriate structures to ensure that it can function independent of management.***

    At its meetings, the board regularly engages in a private session with the Corporation's most senior officers without other members of management present. The board also meets independently of all senior management at the conclusion of every meeting, under the leadership of the board's Lead Director. The board's Lead Director is currently Sam Pollock, an unrelated and independent director, who is also Chairman of the GNC.

13. ***The audit committee of the board should be comprised only of non-management members, should have a specific mandate, and have direct access to the Corporation's external and internal auditors and oversight over these functions.***

    The Audit Committee of the board is composed solely of unrelated and independent directors, who also meet the additional independence test under the Sarbanes-Oxley Act as described above. The mandate of the Audit Committee is set out in a charter which is reviewed by that committee and approved by the board. Among other things, the Audit Committee is responsible for monitoring the Corporation's systems and procedures for internal controls, monitoring the performance of the Corporation's external and internal auditors and appointing the Corporation's external auditors, subject to shareholder approval. The Audit Committee also meets regularly in private with the Corporation's external and internal auditors to discuss and review specific issues as appropriate.

14. ***Individual directors should be able to engage outside advisers under appropriate conditions.***

Individual directors of the board are free to consult with members of senior management, whenever they so require, and to engage outside advisors with board authorization.

SCHEDULE B – RESOLUTION RELATING TO AN INDEXED OPTIONS PROPOSAL

This shareholder proposal was submitted to Brookfield by the Carpenters' Local 27 Benefit Trust Funds of 230 Norseman Street, Etobicoke, Ontario M6Z 6AZ, beneficial owner of 10,200 shares. The following sets out the text provided by the shareholder listed above and is not a submission of Brookfield's management. References to "our" in the following text are **not** indications that this statement has been made by Brookfield's management.

Resolved, that the shareholders of Brookfield Properties Corporation (the "Corporation") request that the board of directors adopt an executive compensation policy that future stock option grants to senior executives shall be performance based. For the purposes of this resolution, a stock option is performance based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Corporation's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Corporation, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants in which the exercise price is not indexed to peer group performance often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Corporation's board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the board, such as those companies used in the Corporation's proxy statement to compare five-year stock price performance.

Implementing an indexed stock option plan would mean that our Corporation's participating executives would receive payouts only if the Corporation's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Corporation's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to re-price stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Corporation are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Corporation would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

Response of the Board of Directors to Indexed Options Proposal

Brookfield's board of directors and Human Resources and Compensation Committee strongly support the use of performance-based compensation arrangements as an important component of executive compensation. However, for the reasons described below, the board believes that adopting a policy of linking all future executive stock options to an industry peer group stock performance index is not the most effective performance-based compensation arrangement, and therefore would not be in the best interests of Brookfield's shareholders. The board therefore recommends that you vote "AGAINST" the proposal.

The alignment of the interests of management with those of shareholders is an important objective of Brookfield's compensation policies. As such, the board of Brookfield has implemented both a Management Share Option Plan ("MSOP") and a Deferred Share Unit Plan ("DSUP"). These Plans reward management only to the extent that the share price of Brookfield increases, as described on page 5 of this Circular. The MSOP has been amended in 2003 to require that the senior officers of the Corporation, upon exercising of options awarded commencing in 2003, continue to hold common shares or deferred units received on exercise equal in value to the net after-tax cash realized from the exercise of option grants for at least one year following exercise. Furthermore, option proceeds may only be recognized through sale of the shares in the open market, as opposed to the receipt of cash payment from the Corporation. The objective of this requirement is to ensure that executives sell any shares in the same market as other shareholders and to eliminate the perception that executives have exercised options on an opportunistic basis. In the case of the DSUP, management forgoes short-term cash awards in favor of increasing their participation in the share price appreciation or deterioration of Brookfield, and any gains realized under the DSUP are deferred until the participant ceases to be employed by the Corporation. Accordingly, the board believes that the current share ownership incentive plans are appropriately designed to act in the best interests of shareholders.

Finally, the board believes that the Human Resources and Compensation Committee should have the ability to establish compensation policies in light of the competitive environment of which Brookfield must compete for executive talent. Brookfield's current stock-based compensation plans are the type used by the vast majority of corporations. The board believes that limiting the Human Resources and Compensation Committee's ability to design a compensation system in line with that of other companies could place Brookfield at a competitive disadvantage in recruiting executives.

For all of these reasons, the board recommends that you vote against adopting a policy of limiting future stock option grants to price-indexed options.

The board recommends a vote AGAINST this shareholder proposal.

Exhibit 2.11

Brookfield Properties Corporation

MATERIAL CHANGE REPORT

Section 75(2) of the *Securities Act* (Ontario)
Section 85(1)(b) of the *Securities Act* (British Columbia)
Section 146(1)(b) of the *Securities Act* (Alberta)
Section 84(1)(b) of *The Securities Act, 1988* (Saskatchewan)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)

1. Reporting Issuer

Brookfield Properties Corporation
BCE Place
181 Bay Street, Suite 4440
Box 770
Toronto, Ontario
M5J 2T3

2. Date of Material Change

October 29, 2002

3. Press Release

A press release was distributed in Canada and the United States via news wires on October 29, 2002.

4. Summary of Material Change

Brookfield Properties Corporation ("Brookfield Properties") announced on October 29, 2002 that it intends to distribute its US residential home building business to its common shareholders, subject to regulatory approval. In preparation for this, the US home building business is being reorganized under Brookfield Homes Corporation ("Brookfield Homes").

The transaction is intended to allow Brookfield Properties to focus on its core business of acquiring and operating premier office properties in select North American city centers, and to maximize the value of Brookfield Properties' US residential home building operations for shareholders.

5. **Full Description of Material Change**

Brookfield Properties announced on October 29, 2002 that it intends to distribute its US residential home building business to its common shareholders, subject to regulatory approval. In preparation for this, the US home building business is being reorganized under Brookfield Homes.

The transaction is intended to allow Brookfield Properties to focus on its core business of acquiring and operating premier office properties in select North American city centers, and to maximize the value of Brookfield Properties' US residential home building operations for shareholders.

Brookfield Properties shareholders of record on December 20, 2002 will receive a special distribution equivalent to one fifth of a Brookfield Homes share for each Brookfield Properties share that they own. This distribution will be made on December 31, 2002. The value of the special distribution, based on a book value of Brookfield Homes at US$322 million of equity, will be US$2.00 per Brookfield Properties share. Brookfield Properties will convene a special meeting of shareholders on December 16, 2002 to approve a reduction in the stated capital of the corporation's common shares in order to minimize the tax impact on the distribution to shareholders.

Brookfield Homes will apply for a listing of its common shares on the NYSE. Brookfield Properties' largest shareholder, Brascan Corporation, has indicated that it will continue to hold its approximate 50% interest in Brookfield Homes upon it becoming a public company, and that Brascan may increase its interest in the future.

The board of directors of Brookfield Properties may terminate the distribution in the event that the board determines that it is no longer in the best interest of the shareholders of Brookfield Properties.

The financial impact of the distribution, on a pro-forma basis as of September 30, 2002, would be to reduce total assets by US$768 million, total liabilities by US$446 million and common shareholders' equity by US$322 million. Management's expectation is that the funds from operations from Brookfield Properties and Brookfield Homes on a combined basis will not be directly affected by the distribution.

Following completion of the distribution, Brookfield Properties and Brookfield Homes will be separate entities with commercial relationships limited to: an unsecured promissory note in favour of one or more subsidiaries of Brookfield Properties of approximately US$141 million bearing interest at a rate of 10% per annum and maturing in December 2005; a license in favour of Brookfield Homes to use the "Brookfield" name; and some interim arrangements to allow for an orderly division of the operations, which management believes are not material to Brookfield Properties.

6. Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7. Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8. Senior Officers

For further information please contact Steven Douglas, Executive Vice President and Chief Financial Officer at (416) 359-8646.

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 7th day of November, 2002.

BROOKFIELD PROPERTIES CORPORATION

(signed)

By: ____________________________

Name: Steven J. Douglas
Title: Executive Vice-President and Chief Financial Officer